Exhibit 2.1

Execution Version

Dated  October 16, 2020

THE SELLERS

and

THE BUYER

SALE AND PURCHASE AGREEMENT

relating to

The Target Companies and the InfraCo Business

TABLE OF CONTENTS

Page

1. Definitions and Interpretation	4
2. Sale and Purchase of Shares	31
3. Consideration	32
4. Conditions	35
5. Termination	42
6. Pre-Completion Obligations	45
7. Completion	52
8. Sellers’ Warranties and Indemnity	56
9. Buyer Warranties and Undertakings	58
10. Corporate Guarantees	59
11. Restrictive Covenants	61
12. Announcements	62
13. Confidentiality	62
14. Post-Completion Arrangements	64
15. Employees	65
16. Tax Filings and Elections	66
17. Tax	68
18. Sellers’ Representative	68
19. Assignment	68
20. Costs and Expenses	69
21. Payments and No Set-Off	69
22. Variations and Waivers	70
23. Severance	70
24. Remedies	70
25. Joint and Several Liability of Sellers	70
26. Entire Agreement	71
27. Further Assurance	71
28. Third Party Rights	71
29. Notices	71
30. Process Agents	73
31. Inconsistency	73
32. Counterparts	74
33. Governing Language	74
34. Governing Law and Jurisdiction	74
SCHEDULE 1 The Shares and Form of Purchase Price Allocation	75
SCHEDULE 2 Group Companies	76
Part 1: The Target Companies	76
Part 2: The Subsidiaries	81
SCHEDULE 3 Establishment of the Consideration	102
Part 1: Completion Statements	102
Part 2: Completion Statements Accounting Policies	103
SCHEDULE 4 Completion Obligations	112
Part 1: Obligations of the Sellers	112
Part 2: Obligations of the Buyer	115

i

ii

Documents in the agreed form:

1.	Announcement
2.	Disclosure Letter
3.	Completion Disclosure Letter
4.	Data Room Documents index
5.	InfraCo TSA
6.	InfraCo MSA
7.	GTT MSA
8.	GTT TSA
9.	Equity Commitment Letter
10.	Material Reorganisation Documents
11.	Licence Agreement

THIS AGREEMENT is made on October 16, 2020

BETWEEN:

(1)	GLOBAL TELECOM AND TECHNOLOGY HOLDINGS IRELAND LIMITED, a company incorporated in the Republic of Ireland with registered number 671202 and whose registered office is at The Exchange, George’s Dock I.F.S.C. Dublin 1 D01 P2V6 (“GTT Holdings Ireland”);

(2)	HIBERNIA NGS LIMITED, a company incorporated in the Republic of Ireland with registered number 528814 and whose registered office is at The Exchange, George’s Dock, IFSC, Dublin 1 (“NGS Limited”);

(3)	GTT HOLDINGS LIMITED, a company incorporated in England and Wales with registered number 11273370 and whose registered office is at 125 Old Broad Street, London, United Kingdom EC2N 1AR (“GTT Holdings”);

(4)	GTT COMMUNICATIONS INC., a company incorporated in Delaware, USA, with registered number 3903078 and whose registered office is at 7900 Tysons One Place Suite 1450 McLean, VA 22102 (the “Principal Seller”);

(GTT Holdings Ireland, NGS Limited, GTT Holdings and the Principal Seller each being a Seller and together the “Sellers”); and

(5)	CUBE TELECOM EUROPE BIDCO LIMITED, a company incorporated in England and Wales with registered number 12936974 and whose registered office is at 6 Chesterfield Gardens, Mayfair, London, W1J 5BQ (the “Buyer”).

RECITALS:

The Sellers have agreed to sell to the Buyer and the Buyer has agreed to purchase the Shares for the Consideration and otherwise in the manner and on and subject to the terms of this Agreement.

OPERATIVE PROVISIONS:

1.	Definitions and Interpretation

1.1	In this Agreement, unless the context requires otherwise, the capitalised terms set out below have the following meanings:

“Acceptance Criteria” means the acceptance criteria specified in the IT Separation Steps Plan;

“Acceptance Principle” means that the CMD Milestone or the Future System Milestone (as applicable) must: (a) be at least capable of providing equivalent functionality and performance as CMD provided in the twelve (12) calendar months immediately prior to the date of this Agreement, including speed, capacity, availability, code quality, security, incidents and events, defects, user access and other performance metrics; and (b) be capable of use by the Group to ensure compliance with legal and regulatory requirements that apply to the InfraCo Business in an equivalent manner and to the same extent as CMD was capable of ensuring compliance in the twelve (12) calendar months immediately prior to the date of this Agreement;

“Accounting Standards” means generally accepted accounting principles in the US;

“Accounts” means the carve-out balance sheet allocating each balance sheet line item therein to the InfraCo Business (referred to therein as “Apollo”) or the RemainCo Business (referred to therein as “RemainCo”) as at the Accounts Date and the carve-out profit and loss summary for the year ended on the Accounts Date, a copy of which is appended to the Disclosure Letter;

“Accounts Date” means 31 December 2019;

“Act” means the Companies Act 2006;

“Actual Tax Liability” means a liability to make a payment of, or in respect of or on account of, Tax whether or not such liability is a primary liability of a Group Company and whether or not the person so liable has or may have any right of indemnity or reimbursement against any other person;

“Affiliate” means in relation to any person or body corporate, a person or body corporate that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person or body corporate but, in the case of the Buyer, shall exclude any portfolio companies of funds managed or advised by I Squared Capital Advisers (US) LLC or its successors (aside from, following Completion, each Group Company);

“Agreed Officer” means the employees, officers and/or directors of the Seller’s Group agreed and identified between the parties in writing on or prior to the date of this Agreement;

“Aggregate Base Purchase Price” means the sum of the Base Purchase Prices for the Relevant Shares, equal to USD2,020,000,000;

this “Agreement” means this sale and purchase agreement, including the introduction and the Schedules, as amended or restated from time to time;

“Allocation Notice” has the meaning given to it in clause 3.4(b);

“Alma Matter” means those arrangements referred to on pages 12, 35, 39, 110 and 111 of the Tax VDD Report (insofar as expressed to relate to “Project Alma”;

“Announcement” means the announcement in the agreed form relating to the Transaction;

“Auction NDA” any non-disclosure agreements entered into between any member of the Sellers’ Group and any third party potential purchaser of the InfraCo Business with whom the Sellers’ Group entered into an exclusivity arrangement;

“Base Purchase Price” means the base purchase price for the Relevant Shares as set out in column 3 of Schedule 1;

“Basis of Presentation” means the basis of presentation as contained in the Information Memorandum in relation to the InfraCo Business prepared in connection with the Transaction;

“Billing Dependencies” means timely access to such systems and information of the Sellers’ Group or such data and information, in each case, as are necessary to enable the Buyer or the Group Companies to issue invoices and/or collect payment from the counterparty/ies to a Transferring RemainCo Contract or a Shared InfraCo Contract, in accordance with the billing cycle for that counterparty as specified in the relevant Customer Contract;

“Business Day” means a day other than a Saturday, Sunday or public holiday in London, UK, Dublin, Ireland, Melbourne, Australia or State of Virginia, US;

“Business Warranties” means the statements set out in Part 2 and Part 3 of Schedule 5, and each a “Business Warranty”;

“Business Warranty Claim” means any claim made by or on behalf of the Buyer for a breach of a Business Warranty;

“Buyer Warranties” means the statements set out in Part 4 of Schedule 5;

“Buyer” has the meaning given to it in the Introduction;

“Buyer Financing Documents” means the irrevocable financing documents that may be entered into by the Buyer (or a member of the Buyer’s Group) and a third party lender, with the view to financing the relevant amounts payable under this Agreement;

“Buyer’s Group” means the Buyer and its Affiliates from time to time, including, after Completion, each Group Company, but shall exclude any portfolio companies of funds managed and/or advised by I Squared Capital Advisors (US) LLC or its successors (aside from, following Completion, each Group Company);

“Buyer’s Solicitors” means Linklaters LLP of One Silk Street, London,E2CY 8HQ;

“Buy-side Reports” means any due diligence report relating to the InfraCo Business prepared for the benefit of the Buyer or its Affiliates in connection with the Transaction;

“Capital Markets Debt” means (a) indebtedness for borrowed money, (b) notes, bonds, debentures and/or similar instruments and/or (c) Guarantees in respect of any of the foregoing, in each case, however incurred, including, without limitation, through exchange transactions;

“Cash Amount” means the aggregate amount of all cash (by reference to nominal ledgers reconciled to bank statements) and cash equivalents (including all interest accrued thereon, cash in hand, cash in transit marketable securities, any Intra-Group Financing Receivables in the Group Companies but in each case excluding any cash held by or on behalf of any Group Companies in restricted accounts (including escrow accounts), calculated in accordance with the policies and procedures set out in Schedule 3 and comprising the line items identified in the column headed “Cash” in Part C of Part 2 of Schedule 3 (excluding any items included in the Debt Amount and the Working Capital);

“Cash Statement” means a statement of the Cash Amount of the Target Companies to be provided by the Buyer to the Sellers in accordance with Schedule 3;

“Claim” means any claim made by or on behalf of the Buyer for a breach of this Agreement, including but not limited to a Warranty Claim but excluding (i) Tax Covenant Claims, (ii) Reorganisation Indemnity Claims and (iii) Separation Claims;

“CMA” means the UK Competition and Markets Authority;

“CMD” means the Sellers’ Group’s order management application

“CMD Milestone” means:

(a)	a separate logical and/or physical instance (where applicable) of the: (i) CMD; and (ii) Oracle Financials (ERP); and (iii) any other IT System used by or on behalf of the InfraCo Business in the twelve (12) calendar months immediately prior to the date of this Agreement that is an InfraCo Asset; and

(b)	any: (i) data (whether structured or unstructured) relating to the InfraCo Business immediately prior to the date of the Agreement; and (ii) data residing on any system identified in (a);

“CMD Milestone Completion” means the point at which the CMD Milestone materially meets the Acceptance Principle;

“COR” means cost of revenue;

“Completion” means completion of the sale and purchase of the Shares in accordance with the terms of clause 7;

“Completion Date” means the date of Completion;

“Completion Disclosure Letter” means the letter in the agreed form (other than the items to be included in the table at part B headed “Specific Disclosures”) to be executed on the Completion Date including any documents annexed thereto from the Principal Seller to the Buyer in respect of certain facts, matters or circumstances occurring between the date of this Agreement and Completion relating to the Business Warranties (as warranted immediately before the Completion);

“Completion Estimates Statement” has the meaning given to it in clause 3.8;

“Completion Statements” means the Cash Statement, the Debt Statement, the Working Capital Statement and the EBITDA Statement;

“Completion Working Capital” means the Working Capital as at immediately prior to Completion, calculated in accordance with the policies and procedures set out in Schedule 3 and comprising each of the line items identified in the net column headed “Working Capital” in Part C of Part 2 of Schedule 3;

“Completion Time” has the meaning given to it in paragraph 1.5, Part B, Schedule 3;

“Conditions” has the meaning given to it in clause 4.5;

“Confidential Information” has the meaning given to it in clause 13.1;

“Confidentiality Agreement” means the confidentiality agreement between the Principal Seller and I Squared Capital Advisors (UK) LLP dated 28 February 2020;

“Consideration” has the meaning given to it in clause 3.1;

“Contract Authorisation” has the meaning given to it in paragraph 1.3 of Schedule 11 and shall be interpreted in accordance with paragraph 5 of Schedule 11 and, where applicable, it shall be construed as a reference to Express Contract Authorisation in accordance with paragraph 5.2 of Schedule 11;

“Contract” means any binding contract, agreement, instrument, lease, licence or commitment;

“Contract Long Stop Date” means the earlier of:

(a)	in respect of any Shared InfraCo Contract, Transferring InfraCo Contract, Shared RemainCo Contract or Transferring RemainCo Contract:

(i)	except in the case of a Customer Contract referred to in (ii) below, the date that is two (2) years after the Completion Date; or

(ii)	in the case of a Customer Contract that is due to expire, terminate or which may be extended or renewed at a date that is more than two (2) years after the Completion Date, the date on which such Customer Contract is due to expire or terminate or the first date on which it may be extended (whichever is earlier);

(b)	the expiration or termination of the relevant Shared InfraCo Contract, Transferring InfraCo Contract, Shared RemainCo Contract or Transferring RemainCo Contract (as applicable); and

(c)	in respect of:

(i)	any Shared InfraCo Contract or Transferring InfraCo Contract, the date that an arrangement is in place with the counterparty to that Shared InfraCo Contract in accordance with paragraph 3.1 of Schedule 11 or that Transferring InfraCo Contract is assigned or transferred to a Group Company in accordance with paragraph 2.1 of Schedule 11 (as applicable); or

(ii)	any Shared RemainCo Contract or Transferring RemainCo Contract, the date that an arrangement is in place with the counterparty to that Shared RemainCo Contract in accordance with paragraph 1.1 of Schedule 11 or that Transferring RemainCo Contract is assigned or transferred to a member of the Sellers’ Group (other than a Group Company) in accordance with paragraph 4.1 of Schedule 11 (as applicable);

“Contract Separation Plan” has the meaning given to it in paragraph 6.1(a) of Schedule 11;

“Corporate Income Tax Assets” means any amount in respect of corporation Tax eligible for recovery from the relevant Taxation Authority, as determined under the Tax laws of the local jurisdiction, and not yet actually received by a Group Company as of the Completion Date, including, for the avoidance of doubt, any Tax Refunds whether such amounts shall be received as cash or set off or otherwise utilised against any Corporate Income Tax Liability, but excluding any deferred Tax assets;

“Corporate Income Tax Liability” means any amount in respect of corporation Tax due and payable to a Taxation Authority, as determined under the Tax laws of the relevant local jurisdiction, and not yet paid by a Group company as at the Completion Date, including, for the avoidance of doubt, any amounts in respect of Tax arising in connection with or as a result of the Reorganisation but excluding any deferred Tax liabilities;

“Credit Agreement”, means the agreement dated as of May 31, 2018, among the Principal Seller, GTT Communications B.V., the lending institutions named therein, KeyBank National Association, as L/C Issuer and as Administrative Agent, and the other financial institutions party thereto, as amended, amended and restated, supplemented, waived or otherwise modified from time to time and all guarantees, security documents and other documentation executed in connection therewith;

“Customer Contract” means:

(a)	in respect of a Transferring InfraCo Contract or a Shared RemainCo Contract, a contract under which a member of the Sellers’ Group (other than a Group Company) contracts to provide goods and/or services to the relevant counterparty/ies; and

(b)	in respect of a Transferring RemainCo Contract or a Shared InfraCo Contract, a contract under which a Group Company contracts to provide goods and/or services to the relevant counterparty/ies;

“Customer Contract Services” means, in respect of each End Customer (as defined in the GTT TSA), the provision of services in respect of Customer Contracts as described in paragraphs 3.2(c) and 4.3(b) of Schedule 11 of this Agreement;

“Cybersecurity Milestone” means:

(a)	500 Microsoft O365 E3 licences entered into by a Group Company (for the benefit of all Group Companies), entitling the Group to the benefit of Microsoft’s data loss prevention policies;

(b)	in respect of penetration testing of the System Milestone:

(i)	penetration testing necessary for PSN security accreditation having been conducted in respect of the Group‘s MDNX and Vtesse business segments;

(ii)	the results of such penetration testing having promptly been made available to the Buyer;

(iii)	in the event such penetration testing identifies any material vulnerabilities , the remediation of such vulnerabilities and the conduct of further penetration tests to demonstrate such vulnerabilities have been remedied; and

(iv)	the delivery to Buyer of the results of any penetration tests conducted pursuant to (iii);

(c)	the IT security certifications specified in Schedule 10 being in force and valid in respect of each of the sites identified in Schedule 8;

“D&O Insurance” has the meaning given to it in clause 14.2;

“D&O Tail Policy” has the meaning given to it in clause 14.2;

“Data Protection Legislation” means the applicable data protection legislation and regulations, including the General Data Protection Regulation (Regulation (EU) 2016/679) and any national implementing legislation and regulations;

“Data Room” means the online data room for Project Apollo hosted by Merrill Corporation, access to which has been made available to the Buyer;

“Data Room Documents” means the documents made available to the Buyer and its advisers via the Data Room, an index of which in the agreed form is attached to the Disclosure Letter;

“Debt Amount” means the aggregate amount immediately prior to Completion of all debt (by reference to nominal ledgers reconciled to bank statements) and debt equivalents (including all interest accrued thereon), indebtedness in the nature of borrowing and any Intra-Group Financing Payables in the Group Companies, calculated in accordance with the policies and procedures set out in Schedule 3 comprising each of the line items identified in the net column headed “Net Debt” in Part C of Part 2 Schedule 3 (excluding any items included in the Cash Amount and the Working Capital and including, but not limited to, the liabilities and obligations of any Group Company (whether incurred solely or jointly) under or in relation to any Financial Indebtedness ((including in relation to (a) any Existing Financial Indebtedness; and (b) any additional Financial Indebtedness incurred by any Group Company after the date of this Agreement (to the extent permitted by the terms of this Agreement and including any Capital Markets Debt)), and including any related Financing Costs);

“Debt Statement” means a statement of the Debt Amount of the Target Companies to be provided by the Buyer to the Sellers in accordance with Schedule 3;

“Defaulting Party” has the meaning given to it in clause 7.4;

“Discharged” means:

(a)	with respect to any Financial Indebtedness or Guarantee of a person, that such person has been concurrently, irrevocably and unconditionally released (to the extent it is possible for such release to be irrevocable and unconditional under applicable law) from all present and future liabilities and obligations at any time due, owing or incurred by, or in respect of, such Financial Indebtedness or Guarantee, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity; and

(b)	with respect to any Encumbrance over any assets or property of a person or over the shares in or any receivable owed by or claim against a person, such Encumbrance shall have been irrevocably and unconditionally discharged and released in full;

“Disclosed” means fairly disclosed with sufficient detail to allow a reasonable buyer to make a reasonably informed assessment of the nature and scope of the matter concerned;

“Disclosure Documents” means:

(a)	the Transaction Documents;

(b)	the Data Room Documents;

(c)	the Information Memorandum;

(d)	the Buy-side Reports; and

(e)	the Sell-side Reports;

“Disclosure Letter” means the letter in the agreed form executed on or about the same date as this Agreement including any documents annexed thereto from the Principal Seller to the Buyer relating to the Business Warranties;

“Dollar Proceeds” means an amount equal to the Initial Purchase Price less the Euro Proceeds;

“Due Diligence Investigation” has the meaning given to it in clause 9.3(a);

“EA02” means the UK Enterprise Act 2002;

“EBITDA Adjustment” has the meaning given to it in clause 3.6;

“EBITDA Statement” means a statement of the EBITDA Amount of the Target Companies to be provided by the Buyer to the Sellers in accordance with Schedule 3;

“EC” means the European Commission;

“Earn-Out Payment” has the meaning given to it in Schedule 24;

“Easynet Claim” means the claim originally filed and served on 23 December 2016, by Easygroup Limited (as claimant), with amended particulars of claim filed and served on 12 April 2019, against Interoute Communications Limited, EGHL (UK) Limited and Easynet Global Services Limited (as defendants) in the Business and Property Courts of England and Wales, Intellectual Property List (High Court of Justice, Chancery Division) with claim number HP2016- 000071, regarding use of “EASYNET” trade marks and domain names by certain Group Companies;

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, or other encumbrance or security interest having similar effect;

“Equity Commitment Letter” means the equity commitment letter in the agreed form;

“Escrow Amount” means $75,000,000 or such other lower amount following any adjustments made in accordance with this Agreement;

“Estimated Cash Amount” means the Sellers’ good faith estimate of the Cash Amount as at the relevant time (as set out in this Agreement);

“Estimated Debt Amount” means the Sellers’ good faith estimate of the Debt Amount as at the relevant time (as set out in this Agreement);

“Estimated EBITDA Adjustment” means the Sellers’ good faith estimate of the EBITDA Adjustment as at the relevant time (as set out in this Agreement);

“Estimated Intra-Group Financing Payables” means the Sellers’ good faith estimate of the Intra-Group Financing Payables as at the relevant time (as set out in this Agreement) (as derived from the Estimated Debt Amount);

“Estimated Intra-Group Financing Receivables” means the Sellers’ good faith estimate of the Intra-Group Financing Receivables as at the relevant time (as set out in this Agreement) (as derived from the Estimated Cash Amount);

“Estimated Working Capital Adjustment” means the Sellers’ good faith estimate of the amount of the Working Capital Adjustment as at the relevant time (as set out in this Agreement);

“EU Withdrawal Agreement” means the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community agreed at the European Council on 17 October 2019;

“Euro Proceeds” means an amount equal to EUR 750,000,000;

“Exchange Rate” means in relation to any currency to be converted into or from pounds sterling (£), U.S. Dollars ($) or euro (€) for the purposes of this Agreement, the spot rate of exchange (closing mid-point) for that currency into or, as the case may be, from pounds sterling (£), U.S. Dollars ($) or euro (€) (as applicable), as published in the London edition of The Financial Times first published after the relevant date or, where any such conversion is required pursuant to this Agreement for the purposes of calculating or making any payment of any Consideration under this Agreement, on the date that is 15 Business Days prior to the relevant payment date;

“Existing D&O Insurance” has the meaning given to it in clause 14.3;

“Existing Debt Facilities” means the Credit Agreement, the High Yield Indenture and the IBM Loans;

“Existing Financial Indebtedness” means any Financial Indebtedness incurred by or related to any Group Company, including, but not limited to, liabilities under the Existing Debt Facilities but excluding any Intra-group Debt or any amounts owed under an Intercompany Loan Agreement;

“Existing Guarantee” means any Guarantee provided by any Group Company, including but not limited to any Guarantee relating to or provided in respect of the Existing Debt Facilities or any other Existing Financial Indebtedness;

“Existing InfraCo Contracts” has the meaning given to it in Part 2 of Schedule 10;

“Existing Joint Venture Arrangements” means the following joint venture arrangements to which a Group Company is a party, as set out in the Data Room at folder 7.15:

(a)	ownership interest in OpenHub Med S.c.a.r.l;

(b)	participation in a joint venture with respect to Janna S.c.a.r.l;

(c)	participation in sea cable consortium offering connection between Europe and the United States (Tat-14);

(d)	participation in sea cable consortium offering connection from Germany via the Middle East and India through South Korea (SEA-ME-WE-3);

(e)	participation in sea cable consortium offering connection from Portugal and Spain via Western Africa to South Africa (SAT-3); and

(f)	revenue share arrangement in relation to an indefensible right of use in two fibers connecting Seattle, Washington and California;

“Existing RemainCo Contracts” means the Contracts with a third party that relate exclusively to the RemainCo Business and to which the Sellers’ Group (other than the Group Companies) is a party, but excluding any Transaction Document;

“Existing Security” means any Encumbrance provided by or relating to any Group Company, including, but not limited to any Encumbrance relating to or provided in respect of the Existing Debt Facilities or any other Existing Financial Indebtedness;

“Express Contract Authorisation” shall have the meaning given to it in paragraph 5.2 of Schedule 11;

“Financial Indebtedness” means any present or future indebtedness or liability for or in respect of: (a) moneys borrowed and indebtedness in the nature of borrowing; (b) derivative transactions; (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes or loan stock; (d) the amount of any liability in respect of any lease or hire purchase contract which would, meet the definition of a finance or capital lease; and (e) any guarantee or any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other similar liability;

“Financial Statements Condition” has the meaning given in clause 4.4(e);

“Financing Costs” means any related fees, expenses, charges, costs (including hedging termination payments or costs) and interests, premiums and/or penalties that are payable by any Group Company or for which any Group Company is or shall be liable pursuant to any Financial Indebtedness, Guarantees or Encumbrances;

“Future IT Environment” means the IT architecture comprising hardware and software supporting the InfraCo Business defined in the IT Separation Steps Plan;

“Future System Milestone” means:

(a)	the Future IT Environment; and

(b)	data residing on the Future IT Environment;

“Future System Milestone Completion” means the point at which the Future System Milestone materially meets the (i) Acceptance Criteria and (ii) Acceptance Principle;

“German Tax Insurance Policies” means the Project Phoenix insurance policies and documents set out in 16.2.1.9.36 and 16.2.1.9.2 in the Data Room;

“German Tax Replacement Insurance Policy” has the meaning given to it in clause 4.19;

“Governmental Authorities” has the meaning given to it in clause 4.2;

“Group” means all of the Group Companies taken as a whole;

“Group Companies” means the Target Companies and their Subsidiaries, and each a “Group Company”;

“Group Company Cross-Perimeter Loans” means any agreement evidencing any intercompany loan or other financial arrangement having similar effect entered into between any Group Company as lender and any RemainCo Company as borrower;

“GTT Cross-Perimeter Loan” means any agreement evidencing any intercompany loan or other financial arrangement having similar effect entered into between any RemainCo Company as lender and any Group Company as borrower;

“GTT D&O Insurance” has the meaning given to it in clause 14.5;

“GTT Holdings” has the meaning given to it in the Introduction;

“GTT Holdings Ireland” has the meaning given to it in the Introduction;

“GTT Ireland” means Hibernia Express (Ireland) Limited;

“GTT Ireland Shares” means 100 ordinary shares in GTT Ireland, being the entire issued share capital of GTT Ireland;

“GTT MSA” means the master services agreement between a Group Company, as service recipient, and a member of the Sellers’ Group, as the service provider, in the agreed form, to be entered into on or before the Completion Date;

“GTT NGS” means together Hibernia Atlantic Communications (Canada) Company, Hibernia Atlantic Cable System Limited, Hibernia Atlantic (Singapore) Private Limited, Hibernia Atlantic (UK) Limited, Hibernia International Assets Inc., Hibernia Media (UK) Limited and Hoffnungsvoll Communication Private Limited;

“GTT NGS Shares” means together Hibernia Atlantic Communications (Canada) Company Shares, Hibernia Atlantic Cable System Limited Shares, Hibernia Atlantic (Singapore) Private Limited Share, Hibernia Atlantic (UK) Limited Shares, Hibernia International Assets Inc. Share, Hibernia Media (UK) Limited Shares and Hoffnungsvoll Communication Private Limited Shares;

“GTT Third Party Debt Arrangements” means the Credit Agreement and the High Yield Indenture;

“GTT TSA” means the transitional services agreement between a Group Company, as service recipient, and a member of the Sellers’ Group, as the service provider, in the agreed form, to be entered into on or before the Completion Date;

“GTT TSA Excluded Service” has the meaning given to the term “Excluded Services” in the GTT TSA;

“GTT UK” means Interoute Communications Holdings Limited;

“GTT UK Shares” means 320,000 ordinary and 40,000,000 ordinary A shares in GTT UK, being the entire issued share capital of GTT UK;

“GTT US” means Interoute US LLC;

“GTT US Shares” means one hundred percent of the membership interests in GTT US, being the entire issued share capital of GTT US;

“Guarantee” means any guarantee, letter of credit, letter of support, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

“Guaranteed InfraCo Contract” means any contract or arrangement the obligations of a Group Company under which are guaranteed pursuant to any Target Security;

“Guaranteed RemainCo Contract” means any contract or arrangement the obligations of a RemainCo Company under which are guaranteed pursuant to any RemainCo Security;

“H1 2021 EBITDA Amount” means the amount of net income before interest, income taxes, depreciation and amortization for the period from 1 January 2021 to 30 June 2021, in each case established in accordance with the accounting policies set out in Schedule 3;

“H1 2021 Adjusted EBITDA Amount” means:

(a)	the H1 2021 EBITDA Amount:

(b)	Less: any MRR included in (a) above which relates to a customer contract that is terminated or expires in the period 1 January 2021 to 30 June 2021;

(c)	Less: any MRR included in (a) above which relates to a new customer contract where the first billing service period commences in the period 1 January 2021 to 30 June 2021 (provided such customer contract is for a period exceeding 12 months);

(d)	the sum of (a) to (c) shall be multiplied by two (2);

(e)	Plus: the annualised value of any MRR relating to a new customer contract where the first billing service period commences in the period 1 January 2021 to 30 June 2021 (provided such customer contract is for a period exceeding 12 months) (as included in (c) above); and minus

(f)	the Missing Leases Cost;

“Hibernia Atlantic Cable System Limited Shares” means 19,830,272 shares of Hibernia Atlantic Cable System Limited, being the entire issued share capital of Hibernia Atlantic Cable System Limited;

“Hibernia Atlantic Communications (Canada) Company Shares” means 1,209 shares of Hibernia Atlantic Communications (Canada) Company, being the entire issued share capital of Hibernia Atlantic Communications (Canada) Company;

“Hibernia Atlantic (Singapore) Private Limited Share” means one (1) share of Hibernia Atlantic (Singapore) Private Limited, being the entire issued share capital of Hibernia Atlantic (Singapore) Private Limited;

“Hibernia Atlantic (UK) Limited Shares” means two million, twenty thousand, four hundred and eight (2,020,408) shares of Hibernia Atlantic (UK) Limited, being the entire issued share capital of Hibernia Atlantic (UK) Limited;

“Hibernia International Assets Inc. Share” means one (1) share of Hibernia International Assets Inc., being the entire issued share capital of Hibernia International Assets Inc.;

“Hibernia Media (UK) Limited Shares” means one (1) share of Hibernia Media (UK) Limited, being the entire issued share capital of Hibernia Media (UK) Limited;

“High Yield Indenture” means the indenture, dated as of December 22, 2016, between GTT Communications, Inc (as successor to GTT Escrow Corporation), the initial guarantors party thereto and Wilmington Trust, National association, as amended, amended and restated, supplemented, waived or otherwise modified from time to time or replaced, in whole or in part, including through exchange transactions and/or refinancings and all guarantees, security documents and other documentation executed in connection therewith;

“High Yield Q2 Accommodation” has the meaning given to it in clause 5.1(b)(ii);

“Hoffnungsvoll Communication Private Limited Shares” means 10,000 shares of Hoffnungsvoll Communication Private Limited, being the entire issued share capital of Hoffnungsvoll Communication Private Limited;

“IBM Loans” means any financing agreements entered into between IBM United Kingdom Financial Services Limited as IGF or lender and Interoute Communications Limited as Client or borrower including, without limitation:

(a)	a loan in amount USD 2,660,702.89 pursuant to a “Master Financing Agreement Transaction Document” dated 13 October 2017;

(b)	a loan in amount USD 2,066,733.11 pursuant to a “Master Financing Agreement Transaction Document” dated 19 December 2017; and

(c)	a loan in amount USD 3,281,013.10 pursuant to a “Master Financing Agreement Transaction Document” dated 27 March 2018,

and an “IBM Financing Master Financing Agreement” entered into in connection therewith, in each case as amended, amended and restated, supplemented, waived or otherwise modified from time to time;

“Identified Employee” means the individual agreed and identified between the parties in writing on or prior to the date of this Agreement;

“Identified RemainCo Security” means the Keybank Letter of Credit;

“Identified Seller Security” means the Guarantees or similar arrangements set out in Schedule 19;

“Immaterial Reorganisation Default” means any failure or default which is solely procedural, technical or administrative in nature, is capable of being remedied without material cost or delay and is immaterial in the context of the InfraCo Business or the Group Companies as a whole, provided that (i) any failure or default that might prejudice the ability of the Buyer to draw down the Funds in order to comply with its obligations under this Agreement, (ii) any failure or default as a result of which it not legally permissible for the Parties to proceed to Completion and (iii) any failure or default as a result of which any of the requirements set out in clause 7.11 is not satisfied shall, in each case, not be considered an Immaterial Reorganisation Default;

“Information Memorandum” means the information memorandum in relation to the InfraCo Business prepared in connection with the Transaction dated April 2020, a copy of which is at document 1.2.1 in the Data Room;

“InfraCo Assets” has the meaning given to it in Part 2 of Schedule 10;

“InfraCo Bank Guarantees” means any Guarantee provided in the ordinary course of business by any provider of financing on behalf of any Group Company as security for the obligations of any Group Company including, without limitation, in relation to any customer and supplier arrangements and any leasing arrangements for the purposes of the InfraCo Business, for the avoidance of doubt in each case other than the Identified Seller Security;

“InfraCo Business” has the meaning given to it in Part 1 of Schedule 10;

“InfraCo Business Goodwill” has the meaning given to it in Part 2 of Schedule 10;

“InfraCo Business Licences” has the meaning given to it in Part 2 of Schedule 10;

“InfraCo Business Properties” has the meaning given to it in Part 2 of Schedule 10;

“InfraCo Contracts” means the Existing InfraCo Contracts, the InfraCo Part of the Shared InfraCo Contracts, the Transferring InfraCo Contracts and the InfraCo Part of the Shared RemainCo Contracts;

“InfraCo EBITDA” means the amount of net earnings before interest, taxes, depreciation and amortisation of the InfraCo Business;

“InfraCo Employees” means the InfraCo Group Company Employees, the InfraCo Non-Group Company Employees and any InfraCo New Employees who the Sellers and the Buyer agrees shall be InfraCo Employees prior to Completion in accordance with paragraph 9 of Part B of Schedule 16 (provided that the InfraCo Group Company Employees, the InfraCo Non-Group Company Employees and any InfraCo New Employees shall not exceed 450 in total);

“InfraCo Group Company Employees” means those employees of the Group Companies listed in Part A of Schedule 16;

“InfraCo IP Assignment Agreement” means an intellectual property assignment agreement in the agreed form (subject to any amendments made pursuant to clause 6.23 and including any forms of local law assignment, and respective registry forms for the recordal of change of title, agreed pursuant to clause 6.24) to effect a transfer of certain Intellectual Property Rights to a Group Company at Completion;

“InfraCo Liabilities” has the meaning given to it in Part 4 of Schedule 10;

“InfraCo MSA” means the master services agreement between a member of the Sellers’ Group, as service recipient, and a Group Company, as the service provider, in the agreed form, to be entered into on or before the Completion Date;

“InfraCo Network Assets” has the meaning given to it in Part 2 of Schedule 10;

“InfraCo New Employees” means any employee of any member of the Sellers’ Group who is newly employed by that member of the Sellers’ Group in the period between the date of this Agreement and Completion to work for the InfraCo Business;

“InfraCo Non-Group Company Employees” means those employees of the Sellers’ Group (other than the Group Companies) listed in Part A of Schedule 16 that will transfer to a Group Company in accordance with Part B of Schedule 16 on or prior to Completion;

“InfraCo Non-Spanish Group Companies” has the meaning given in clause 4.18;

“InfraCo Non-US Group Companies” means each of the Group Companies other than the InfraCo US Group Company;

“InfraCo Part” means, in respect of a Shared InfraCo Contract, Shared RemainCo Contract, Shared InfraCo Claim or Shared RemainCo Claim, each part of it that relates exclusively to the InfraCo Business;

“InfraCo Plant and Equipment” has the meaning given to it in Part 2 of Schedule 10;

“InfraCo PoP Contract” means a PoP Contract under which the relevant InfraCo PoP occupies the relevant colocation facilities;

“InfraCo PoP” means the PoPs set out in 20.1.2.1.1 of the Data Room;

“InfraCo Security” means any Guarantee (including any Existing Guarantee) or Encumbrance (including any Existing Security) granted by any Group Company (or by a bank on behalf of any Group Company), and any Encumbrance (including any Existing Security) over the shares in any Group Company, in relation to the obligations to which any RemainCo Company will be subject following completion of the Reorganisation (including, but not limited to, any obligations under the Existing Financial Indebtedness and/or any Capital Markets Debt of any of the Group Companies or any other Financial Indebtedness and including the Identified Seller Security (in each case, other than any Target Security));

“InfraCo Transferring Assets” means all InfraCo Assets held by the members of the Sellers’ Group other than the Group Companies;

“InfraCo TSA” means the transitional services agreement between a member of the Sellers’ Group, as service recipient, and a Group Company, as the service provider, in the agreed form, to be entered into on or before the Completion Date;

“InfraCo US Group Company” means Interoute US LLC;

“Initial Purchase Price” has the meaning given in clause 3.3;

“Insolvency Event” means, in respect of any person:

(a)	the person is unable to, states that it is unable to, or is declared under applicable law to be unable to, pay its debts as they fall due or stops or threatens to stop paying or suspend payment of its debts as they fall due or its debts generally, provided that this paragraph (a) shall not be triggered by discussions between, or transactions involving, the Group Companies and any lenders under the Credit Agreement or beneficial owners of notes under the High Yield Indenture;

(b)	any indebtedness of the person is subject to a moratorium (including where a moratorium takes effect by operation of law or is declared in respect of any indebtedness of the person) but excluding a moratorium pursuant to any involuntary proceeding under the laws of the United States unless the same shall continue undismissed and unstayed for more than sixty (60) consecutive days or an order of relief is entered in any such proceeding;

(c)	a receiver, trustee, custodian, liquidator, provisional liquidator, administrator, examiner, manager or comparable party has been appointed to any asset or property of the person or an event occurs which gives any other person a right to obtain such appointment;

(d)	an order has been made, a resolution has been passed or proposed in a notice of meeting or in an announcement to any recognised securities exchange, a procedure has been commenced, or an application to court has been made, in each case for the winding-up, liquidation or dissolution of the person or for the entry into of any arrangement, compromise or composition with, or assignment for the benefit of, creditors of the person or any class of them, provided that this paragraph (d) shall not be triggered by discussions between, or out of court restructuring transactions involving, the Group Companies and any creditors of the Group Companies in progress as at the date of this Agreement;

(e)	the person commences any case or proceeding under any bankruptcy, reorganisation (excluding, for the avoidance of doubt, the Reorganisation), arrangement, moratorium or similar law or statute;

(f)	any other person properly enforces any security interest in any material asset or material property of such person; or

(g)	anything analogous to the matters set out in (a) to (f) above occurs in relation to the person in any jurisdiction;

“Intellectual Property Rights” means any and all trade marks, service marks, trade names, business names, logos, get-up, patents, utility models, supplementary protection certificates, rights in inventions, discoveries and improvements, registered and unregistered design rights, copyright and related rights (including rights in computer programs), database rights, rights in goodwill (including the right to sue for past, present and future infringements), domain names and URLs, rights to sue for passing off and in unfair competition, rights in opposition proceedings and all other similar rights in any part of the world (including Know-how), including where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“Intercompany Loan Agreement” means any agreement evidencing any intercompany loan or other financial arrangement having similar effect entered into between a Group Company and another Group Company on arms’ length terms;

Interoute" means Interoute Communications Holdings S.A. and its subsidiaries acquired by the Sellers’ Group pursuant to the sale and purchase agreement for the sale and purchase of Interoute Communications Holdings S.A. dated 23 February 2018;

“Ireland” means the Republic of Ireland (excluding Northern Ireland) and “Irish” shall be construed accordingly;

“Intra-group Debt” means together the GTT Cross-Perimeter Loans and the Group Company Cross-Perimeter Loans;

“Intra-Group Financing Payables” means all outstanding loans or other financing liabilities or obligations (including, for the avoidance of doubt, interest accrued and dividends declared or payable but not paid) owed by a Group Company to a member of the Sellers’ Group (other than a Group Company) as at the Completion Time, but excluding any item which falls to be included in calculating Working Capital;

“Intra-Group Financing Receivables” means all outstanding loans or other financing liabilities or obligations (including, for the avoidance of doubt, interest accrued and dividends declared or payable but not paid) owed by a member of the Sellers’ Group (other than a Group Company) to a Group Company as at the Completion Time, but excluding any item which falls to be included in calculating Working Capital;

“IT Separation” means the implementation of the CMD Milestone, the Future System Milestone and of the IT Separation Steps Plan;

“IT Separation Steps Plan” has the mean given to it in paragraph 3.2 of Schedule 13;

“IT Systems” means: (a) the computer, telecommunications and network equipment used or owned by a Group Company (including PCs, mainframes and servers); and (b) the software used or owned by a Group Company, including software written or customised specifically for a Group Company and the off-the-shelf software applications used by the Group Companies;

“Keybank Letter of Credit” means the letter of credit described by the documents disclosed at 2.5.3.14 and 2.5.3.15 in the Data Room;

“Key Contract” means (i) each Contract with a Material Customer; and (ii) each of the top 25 RemainCo Contracts that are Customer Contracts by MRR, determined by reference to MMR in the last full calendar month immediately prior to Completion;

“Know-how” means non-trivial industrial and commercial information and techniques, in each case, in any form and not in the public domain, including technical specifications, technical data, technical plans and drawings, blueprints, schematics, formulae, methodologies, processes and procedures, operating instructions and conditions, test and research results, reports, analyses and instruction and training manuals;

“KPMG VDD Reports” means the updated financial VDD report, carve out balance sheet VDD report and tax VDD report, in each case to be prepared by KPMG in respect of the Group Companies and the InfraCo Business in respect of the financial year 2019;

“KPMG VDD Reports Deadline” has the meaning given to it in clause 6.27;

“Lender Consent” has the meaning given to it in clause 6.6;

“Liabilities” means all liabilities, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent or ascertained or unascertained and whether owed or incurred severally or jointly or as principal or surety;

“Licence” means any licence to operate, consent, permit, authorisation, permission, exemption, registration or approval (including, but not limited to, any foreshore, cable landing point, marine, subsea, seabed , submarine or other leases or licences granted by any authority or third party in connection with the InfraCo Business’ use and operation of its subsea cables, routes and networks and cable landing stations and PoPs (including for the avoidance of doubt the Hibernia subsea cables, routes and networks);

“Licence Agreement” means the agreement in respect of the licence of certain Intellectual Property Rights, in the agreed form, to be entered into between a member of the Sellers’ Group and a Group Company with effect from the Completion Date;

“Licences-In” means an agreement by a third party to license or sub-license Intellectual Property Rights to a Group Company;

“Licences-Out” means an agreement by a Group Company to license or sub-license Intellectual Property Rights to a third party other than non-exclusive licences granted to customers of the Group in the ordinary course of business;

“Long Stop Date” means the date falling twelve (12) calendar months after the date of this Agreement, or such other date as may be agreed in writing between the Sellers’ Representative and the Buyer;

“Losses” means losses, liabilities, damages, costs (including reasonable legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands, in each case of any nature whatsoever;

“MAC Event” means any state of facts, circumstance, development, change or effect that, individually or in the aggregate, is having, or would reasonably be expected to have, a materially adverse effect on the operations, results of operations, financial condition, of the InfraCo Business, taken as a whole, except for any such material adverse effect after the date of this Agreement arising out of, resulting from or relating to: (a) any change in general economic or political conditions that affects the industry generally (including, but not limited to, the Covid 19 pandemic) in which the InfraCo Business operates; (b) any act of terrorism, sabotage, military action or war (whether or not declared), in each case including any escalation or worsening thereof; (c) any adverse change arising from or relating to any actual or proposed change in accounting requirements applicable to any Group Company or, in each case, in the interpretation thereof (which, for the avoidance of doubt, excludes any violation of existing accounting rules not previously disclosed to the Buyer or otherwise dealt with under this Agreement); (d) the announcement of this Agreement or disclosure of this Agreement or the transactions contemplated by this Agreement (to the extent the disclosure in question was made by the Sellers, it must not have been made in breach of the terms of this Agreement); (e) compliance with the terms of this Agreement or actions which the Buyer has taken, consented to in writing or requested in writing and (f) the failure of the InfraCo Business or any Group Company to meet or achieve the results set forth in any projection, estimate, forecast or plan (it being acknowledged that the underlying cause of such failure may constitute a Material Adverse Effect), in the case of each of the foregoing clauses (a) to (f) (inclusive), solely to the extent that it does not, and would not reasonably be expected to have a materially disproportionate adverse effect on the InfraCo Business and/or Group Companies and/or any of them, relative to other participants in the industries in which the Group Companies and/or the InfraCo Business operate;

“Management Agreements” means employment contracts to be agreed by the parties (including the Buyer) and the relevant members of the Senior Management Team prior to Completion and to be entered into by and between each of the Senior Management Team and the relevant Group Companies prior to Completion;

“Material Completion Obligations” has the meaning given to it in clause 7.5;

“Material Contract” has the meaning given to it in paragraph 7.7 of Schedule 5;

“Material Customers” means those customers listed in Part 1 of Schedule 8;

“Material Reorganisation Documents” means the templates of the following Reorganisation documents: the asset transfer agreement, the share transfer agreement, the assignment agreement and the loan agreement each of them in the agreed form; and the InfraCo IP Assignment Agreement and the RemainCo IP Assignment Agreement;

“Material Suppliers” means those suppliers listed in Part 2 of Schedule 8;

“Merger Notice” means a notice to the CMA in the prescribed form as contemplated by section 96 EA02;

“Microsoft” means Microsoft Ireland Operations Ltd;

“Microsoft Liens” means any of the following:

(a)	an assignment agreement dated 31 May 2016 between each of Hibernia Express (Ireland) Limited, Hibernia Express (UK) Limited and Hibernia Express (Canada) Limited as assignor and Microsoft as assignee in relation to an IRU agreement and an O&M agreement, each between the parties thereto and NGS Limited and dated 17 June 2014 (the Hibernia Express Microsoft Contracts);

(b)	an assignment agreement dated 31 May 2016 between each of Hibernia Atlantic Cable System Limited as assignor and Microsoft as assignee in relation to an IRU agreement and an O&M agreement, each between the parties thereto and NGS Limited and dated 17 June 2014 (the Hibernia Atlantic Microsoft Contracts and, together with the Hibernia Express Microsoft Contracts, the Hibernia Microsoft Contracts);

(c)	a deed of guarantee and indemnity dated 21 September 2015 between Hibernia NGS Limited as guarantor and Microsoft as customer, as amended and restated 31 May 2016, in relation to the Hibernia Express Microsoft Contracts;

(d)	a deed of guarantee and indemnity dated 21 September 2015 between Hibernia NGS Limited as guarantor and Microsoft as customer, as amended and restated 31 May 2016 in relation to the Hibernia Atlantic Microsoft Contracts;

(e)	a non-disturbance and attornment agreement dated 31 May 2016 between MUFG Union Bank, N.A. as agent, Hibernia Express (Ireland) Limited as borrower, Hibernia NGS Limited, and Microsoft in relation to the Hibernia Express Microsoft Contracts;

(f)	a non-disturbance and attornment agreement dated 31 May 2016 between MUFG Union Bank, N.A. as agent, Hibernia Atlantic Cable System Limited as guarantor, Hibernia NGS Limited, and Microsoft in relation to the Hibernia Atlantic Microsoft Contracts;

(g)	an acknowledgement entered into by each of Hibernia Express (Ireland) Limited, Hibernia NGS Limited, Hibernia Atlantic Cable System Limited, Hibernia Express (Canada) Limited, Hibernia Atlantic U.S. LLC, Hibernia Atlantic Communications (Canada) Company, Hibernia Media (UK) Limited, Hibernia Atlantic (UK) Limited, Hibernia International Assets Inc., Hibernia Atlantic (Singapore) Private Limited, Hibernia Express (UK) Limited and Hibernia Networks (Netherlands) B.V. in relation to a lien subordination agreement between MUFG Union Bank, N.A. as agent and Microsoft dated 31 May 2016 in relation to the Hibernia Express Microsoft Contracts;

(h)	an acknowledgement entered into by each of Hibernia Express (Ireland) Limited, Hibernia NGS Limited, Hibernia Atlantic Cable System Limited, Hibernia Express (Canada) Limited, Hibernia Atlantic U.S. LLC, Hibernia Atlantic Communications (Canada) Company, Hibernia Media (UK) Limited, Hibernia Atlantic (UK) Limited, Hibernia International Assets Inc., Hibernia Atlantic (Singapore) Private Limited, Hibernia Express (UK) Limited and Hibernia Networks (Netherlands) B.V. in relation to a lien subordination agreement between MUFG Union Bank, N.A. as lender agent and dated 31 May 2016 in relation to the Hibernia Atlantic Microsoft Contracts; and

(i)	any other agreement or other document securing or guaranteeing, or otherwise entered into pursuant to, the obligations of any Target Company or Subsidiary to Microsoft or its Affiliates;

“Microsoft Documents” has the meaning given to it in clause 6.14(a);

“Missing Leases” means any leases (whether finance leases or operating leases) which have been either:

(a)	incorrectly allocated in the database of leases set out in the Data Room at 10.19.5 to the Sellers’ Group where they should have been allocated to the Group Companies; or

(b)	omitted from the database of leases set out in the Data Room at 10.19.5,

and, in each case, to the extent the cost of any such leases has not been reflected in the Accounts;

“Missing Leases Cost” means the annual cost of the Missing Leases calculated in accordance with the Accounting Standards;

“MRR” means monthly recurring revenue;

“NRR” means non-recurring revenue;

“Names” means trade marks, service marks, business, company or trade names, logos or domain names;

“NGS Limited” has the meaning given to it in the Introduction;

“Notice” has the meaning given to it in clause 29.1;

“Original KPMG VDD Reports” means: (i) the financial VDD report prepared by KPMG dated 24 June 2020; (ii) the carve out balance sheet VDD report prepared by KPMG dated 11 August 2020; and (iii) the tax VDD report dated 3 July 2020, in each case prepared by KPMG in respect of the Group Companies and the InfraCo Business in respect of the financial year 2019;

“Owned Business IP” means the Owned Names, the Transferring IP Rights and any other Intellectual Property Rights which are owned by a Group Company;

“Owned Names” means any Names that include (in whole or in part) either of the marks INTEROUTE or HIBERNIA, but excluding any elements of Names which include in whole or in part any Sellers’ Trade Marks, in each case, owned or registered by any member of the Group on the Completion Date or agreed to be assigned to a Group Company pursuant to each InfraCo IP Assignment Agreement, including the marks INTEROUTE, HIBERNIA and any other Names set out in paragraph 1.7 of Schedule 15;

“Owned Trade Marks” means any Owned Names, but excluding any elements of such Names which are purely descriptive or non-distinctive or which include in whole or in part any Sellers’ Trade Marks;

“Outstanding Seller Guarantees and Encumbrances” means any Guarantees or Encumbrances provided by any RemainCo Company in relation to any obligations of any Group Company under any Existing Financial Indebtedness and/or the Capital Market Debt (which, for the avoidance of doubt, shall exclude any RemainCo Security);

“Pension Schemes” means:

(a)	defined contribution schemes where the InfraCo Employees’ contributions and employer’s contributions are both invested and the proceeds used to buy a pension at retirement; and

(b)	defined benefit plans where the InfraCo Employees’ benefits are fixed in advance and their amount is based on the amount of the insured salary;

set out in the Data Room at 12.2.14;

“Personal Data” has the same meaning as the term “personal data” under the General Data Protection Regulation (Regulation (EU) 2016/679);

“Phase 1 Investigation” means an investigation by the CMA to enable it to decide whether to make a Phase 2 Reference;

“Phase 2 Reference” means a reference pursuant to Part 3 EA02, or pursuant to Article 5 of the Enterprise Act 2002 (Protection of Legitimate Interests) Order 2003, in each case to the chair of the CMA for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013;

“Phoenix/Alma Matter” means those arrangements referred to on pages 12, 35, 39, 110 and 111 of the Tax VDD Report together with the Alma Matter;

“PoP” means a point of presence or colocation facility owned, leased or occupied under licence;

“PoP Contract” means each contract, licence or lease to which one or more members of the Sellers’ Group is a party (as the customer) pursuant to which the relevant counterparty (as the provider) provides datacentre colocation space and associated facilities to the relevant member(s) of the Sellers’ Group;

“Prague Shared Property” has the meaning given to it in Schedule 17;

“Prepaid Revenue” means any revenue billed upfront for the full contract term or any revenue billed in advance of providing services or performing obligations to which any such revenue relates and where such service or obligations are for a period in excess of at least twelve (12) calendar months from the billing date;

“Principal Seller” has the meaning given to it in the Introduction;

“Principal Seller FY2020 Financial Statements” has the meaning given to it in clause 4.4(e);

“Property” means the properties listed in Schedule 7;

“Q2 Accommodations” has the meaning given to it in clause 5.1(b)(ii);

“Q2 Audit” has the meaning given to it in clause 6.3(b);

“Q2 Report” means the Principal Seller’s quarterly report on Form 10-Q for the quarter ended June 30, 2020;

“Reference Working Capital” means the amount equal to USD 42,200,000;

“Regulation” the Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings;

“Regulatory Authorities” has the meaning given to it in clause 4.2;

“Release Documents” has the meaning given to it in clause 6.11;

“Releases” has the meaning given to it in clause 6.9;

“Relevant Part” means the InfraCo Part and/or RemainCo Part of a Shared InfraCo Contract and/or Shared RemainCo Contract, as the context requires;

“Relevant Shares” means the Shares to be transferred by each of the Sellers pursuant to this Agreement as set out in column 2 of Schedule 1;

“Relief” includes any loss, relief, allowance, credit, exemption or set off for Tax or any deduction in computing income, profits or gains for the purposes of Tax and any right to a repayment of Tax or to a payment in respect of Tax;

“RemainCo Assets” has the meaning given to it in Part 3 of Schedule 10;

“RemainCo Bank Guarantees” means any Guarantee provided in the ordinary course of business by any provider of financing on behalf of any RemainCo Company as security for the obligations of any RemainCo Company in relation to any customer and supplier arrangements and any leasing arrangements;

“RemainCo Business” means all of the business and activities of the Seller’s Group (including the Group Companies) excluding the InfraCo Business, but including business and activities of providing wide area networking, Internet, managed services and unified communications services to customers and consisting of those assets and liabilities, in each case, from which the revenues are generated and the costs are incurred;

“RemainCo Companies” means the Sellers’ Group excluding the Group Companies and “RemainCo Company” means any one of them;

“RemainCo Contracts” means the Existing RemainCo Contracts, the RemainCo Part of the Shared RemainCo Contracts, the Transferring RemainCo Contracts and the RemainCo Part of the Shared InfraCo Contracts;

“RemainCo Employees” means the employees (i) currently employed by a Group Company or (ii) who at or prior to Completion become employed by a Group Company, in each case other than the InfraCo Employees;

“RemainCo IP Assignment Agreement” means an intellectual property assignment agreement, in the agreed form (subject to any amendments made pursuant to clauses 6.23 and/or 6.25, and including any forms of local law assignment, and respective registry forms for the recordal of change of title, agreed pursuant to clause 6.24), to effect a transfer of certain Intellectual Property Rights to a member of the Sellers’ Group at Completion;

“RemainCo Liabilities” has the meaning given to it in Part 5 of Schedule 10;

“RemainCo Network Assets” has the meaning given to it in Part 3 of Schedule 10;

“RemainCo Part” means, in respect of a Shared InfraCo Contract, Shared RemainCo Contract, Shared InfraCo Claim or Shared RemainCo Claim, the part of it that does not exclusively relate to the InfraCo Business;

“RemainCo PoP Contract” means a PoP Contract under which the relevant RemainCo PoP occupies the relevant colocation facilities;

“RemainCo PoP” means all PoPs held by the Sellers’ Group other than those set out in 20.1.2.1.1 of the Data Room;

“RemainCo Replacement Security” has the meaning given to it in clause 10.3;

“RemainCo Security” means any Guarantee, Encumbrance, RemainCo Bank Guarantees or cash deposit provided in the ordinary course of business by any RemainCo Company (or by any provider of financing on behalf of any RemainCo Company) in relation to the obligations to which any Group Company will be subject following completion of the Reorganisation in relation to any customer and supplier arrangements and any leasing arrangements for the purposes of the InfraCo Business to any person that is not a member of the Seller’s Group, including the Identified RemainCo Security (but excluding any Outstanding Seller Guarantees and Encumbrances and any letters of comfort issued by any member of the Sellers’ Group for the purposes of statutory audits of any Group Companies);

“RemainCo Transferring Assets” means all RemainCo Assets held by the members of the Group;

“Reorganisation” means the reorganisation of the Sellers’ Group and its assets and liabilities as detailed in and contemplated by the transactions and other matters set out in the Separation Steps Plans, clauses 6.1 and 6.2 and the Separation Schedules to effect the separation of the InfraCo Business from the Sellers’ Group to operate on a standalone basis from Completion pursuant to the Transaction Documents, including all transactions, steps, actions, documents and other matters necessary or otherwise agreed to be taken in connection therewith;

“Reorganisation Default Event” has the meaning given to it in clause 5.4;

“Reorganisation Indemnity” has the meaning given to it in clause 8.10;

“Reorganisation Indemnity Claim“ means any claim arising under or in connection with the Reorganisation Indemnity;

“Reorganisation Tax Claim” means a claim under paragraph 2.2 of Schedule 20;

“Representatives” means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants, auditors, insurers and consultants of that party and/or of its respective Affiliates;

“Retained RemainCo Security” has the meaning given to it in clause 10.5;

“Sale Proceeds” means the amount of Consideration received by a Seller;

“Saving” means the reduction or elimination of any liability of any Group Company to make an actual payment of Tax (at a time when the relevant Group Company is a member of the Buyer’s Group) by the use of any Relief arising wholly as a result of a liability for Tax in respect of which the Sellers have made a payment for a breach of a Tax Warranty, or Tax Covenant Claim or Separation Claim in respect of Tax as a result of such payment by the Sellers, but excluding any Relief which has already been taken into account in determining the amount payable by the Sellers for breach of the relevant Tax Warranty or Tax Covenant Claim or Separation Claim in respect of Tax, as the case may be;

“Secured RemainCo Contract” means any contract or arrangement the obligations of a Group Company under which are guaranteed or secured pursuant to RemainCo Security;

“Sell-side Reports” means any due diligence report made available to the Buyer by the Sellers in connection with the Transaction, including but not limited to: (i) the Commercial VDD report prepared by Analysys Mason dated 17 April 2020, including the addressable market export and walkthrough 17 April 2020; (ii) ULL Competitive Technical Assessment Preliminary Report dated March 2020; (iii) the Technical VDD report prepared by Analysys Mason dated 12 May 2020; (iv) the Original KPMG VDD Reports; (v) the Separation Steps Plan dated 8 July 2020; and (vi) the Cash Tax model prepared by Ernst & Young version 5.5 dated 8 July 2020;

“Seller Default” has the meaning given to it in clause 5.5;

“Sellers” has the meaning given to it in the Introduction, and “Seller” means any of them;

“Sellers’ Group” means the Sellers and their Affiliates from time to time, but excluding from Completion, each Group Company;

“Sellers’ Representative” has the meaning given to it in clause 18.1;

“Sellers’ Solicitors” means Goodwin Procter (UK) LLP of 100 Cheapside, London EC2V 6DY;

“Sellers’ Solicitors Bank Account” means the bank account details set out below, to be confirmed by the Sellers’ Solicitors in writing:

Account Name	Goodwin Procter (UK) LLP Client Account
Account Number	83838483
Currency	USD
Sort Code	40-12-76
SWIFT (BIC)	HBUKGB4B
IBAN	GB59HBUK40127683838483
Bank	HSBC UK Bank plc 6th floor, 71 Queen Victoria Street, London,
Bank Branch Address	EC4Y 4AY

Account Name	Goodwin Procter (UK) LLP Client Account
Account Number	GOPECA-EURC
Currency	EURO
Sort Code	16-00-32
SWIFT (BIC)	RBOSGB2L
IBAN	GB58RBOS16107010137739
Bank	Royal Bank of Scotland

“Sellers’ Tax Insurance Policies” means the following insurance policies, each dated 25 March 2015 and originally provided to Emasan AG and Turbo Holdings Lux II S.à r.l. and assigned to the Principal Seller on 31 May 2018:

(a)	the financial interest coverage insurance policy with policy number 15.538.845 provided by Zurich Insurance Company Ltd;

(b)	the excess insurance policy with policy number MAZF31A006 provided by AIG Europe Limited, London, Opfikon Branch;

(c)	the quota share excess financial interest coverage insurance policy with policy number P08198C15A provided by AWH Syndicate 2232;

(d)	the excess insurance policy with policy number W0599415PPBX provided by certain underwriters at Lloyd’s care of Beazley Solutions Limited; and

(e)	the excess insurance policy with policy number CH00009041BL15A provided by XL Insurance Switzerland Ltd;

“Sellers’ Trade Marks” means any Names, in each case, owned or registered by any member of the Sellers’ Group on the Completion Date, including any such Names that are agreed to be assigned to a member of the Sellers’ Group pursuant to each RemainCo IP Assignment Agreement, but excluding any elements of such Names which are purely descriptive or non-distinctive and excluding any of the Owned Trade Marks;

“Senior Management Team” means, collectively, Chris McKee, Jeff Beer, Ciaran Delaney, Tony Hansel, Laura O’Brien, Steve Roberts and Martin Ford.;

“Separation Asset List” means each list of InfraCo Assets or document containing details of InfraCo Assets, as listed or referred to under the heading “Separation Asset Lists” in Part 7 of Schedule 10;

“Separation Committee” has the meaning given to it in Schedule 13;

“Separation De Minimis Claim” has the meaning given to it in Part 4 of Schedule 6;

“Separation Schedules” means Schedule 10 to Schedule 18 (inclusive) of this Agreement;

“Separation Steps Plans” means (a) the draft “Project Apollo Separation Steps Plan” prepared by Ernst & Young LLP and dated 8 July 2020, as may be supplemented, adjusted or amended in accordance with Schedule 13; and (b) such other plans, papers and/or documents as may be agreed between the parties or by the Separation Committee relating to the steps to be taken to implement the Reorganisation;

“SG&A” means selling, general and administrative expenses;

“Shared Infraco Claims” has the meaning given to it in Part 2 of Schedule 10;

“Shared Infraco Contracts” has the meaning given to it in Part 2 of Schedule 10;

“Shared Properties” has the meaning given to it in Schedule 17 (and “Shared Property” means any one of them);

“Shared RemainCo Claims” has the meaning given to it in Part 2 of Schedule 10;

“Shared RemainCo Contracts” has the meaning given to it in Part 2 of Schedule 10;

“Shares” means, collectively, GTT UK Shares, GTT US Shares, GTT NGS Shares and the GTT Ireland Shares, held by the Sellers in the manner as set out in Schedule 1;

“Sofia Shared Property” has the meaning given to it in Schedule 17;

“Spanish Regulatory Approval” has the meaning given in clause 4.18;

“Specific Accounting Treatments” has the meaning given in paragraph 1.1(b)(i) of Part A, Part 2 of Schedule 3;

“Specific Tax Covenant” means each of paragraphs 2.3(a), 2.3(b), 2.3(c) and 2.3(d) of Schedule 20;

“Specific Tax Covenant Claim” means a claim under a Specific Tax Covenant;

“Straddle Period” means any accounting period of a Group Company beginning before Completion and ending after Completion;

“Subsidiaries” means the direct and indirect subsidiaries of the Target Companies, short particulars of which are set out in Part 2 of Schedule 2, and each a “Subsidiary”;

“Successor Agreement” has the meaning given to it in clause 1.3(r);

“Supplier Contract” means:

(a)	in respect of a Transferring InfraCo Contract or a Shared RemainCo Contract, a contract under which a member of the Sellers’ Group (other than a Group Company) contracts to receive goods and/or services from the relevant counterparty/ies; and

(b)	in respect of a Transferring RemainCo Contract or a Shared InfraCo Contract, a contract under which a Group Company contracts to receive goods and/or services from the relevant counterparty/ies;

“Supplier Party” has the meaning given to it in the GTT TSA;

“Surviving Provisions” means clauses 1 (Definitions And Interpretation), 12 (Announcements), 17 (Sellers’ Representative), 19 (Assignment), 13 (Confidentiality) 20 (Costs And Expenses), 22 (Variations And Waivers), 23 (Severance), 24 (Remedies), 25 (Several Liability), 26 (Entire Agreement), 28 (Third Party Rights), 29 (Notices), 33 (Governing Language), 34 (Governing Law And Jurisdiction);

“Systems Milestone” means the CMD Milestone and the Future System Milestone;

“System Milestone Completion” means the CMD Milestone Completion and the Future System Milestone Completion;

“Systems Committee” has the meaning giving to it in Schedule 13;

“Target Companies” mean together GTT UK, GTT US, each of the entities comprising GTT NGS and GTT Ireland, short particulars of which are set out in Part 1 of Schedule 2;

“Target Security” means any Guarantee, Encumbrance, InfraCo Bank Guarantees or cash deposit provided in the ordinary course of business by any Group Company (or by any provider of financing on behalf of any Group Company) in relation to the obligations to which any Group Company will be subject following completion of the Reorganisation in relation to any customer and supplier arrangements and any leasing arrangements for the purposes of the InfraCo Business to any person that is not a member of the Seller’s Group (excluding any InfraCo Security and excluding any Identified Seller Security);

“Tax Covenant Claim” means a claim pursuant to the covenant set out in paragraph 2.1 of Schedule 20, a Reorganisation Tax Claim and/or a Specific Tax Covenant Claim;

“Tax Refund” means a repayment or credit in respect of Tax paid by a Group Company and related to any period before Completion, to the extent that such repayment or credit was not taken into account in the Completion Statements as an asset;

“Tax VDD Report” means the Tax VDD Report prepared by KPMG dated 3 July 2020 in respect of the Group Companies and the InfraCo Business;

“Tax Warranties” means the statements set out in Part 3 of Schedule 5, and each a “Tax Warranty”;

“Tax Warranty Claim” means any claim made by or on behalf of a Buyer for a breach of a Tax Warranty;

“Taxation” or “Tax” means all forms of taxation, duties, imposts and levies, whether of the United Kingdom or elsewhere, including income tax (including income tax or amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment), corporation tax, advance corporation tax, capital gains tax, inheritance tax, VAT, customs and other import or export duties, excise duties, stamp duty, stamp duty reserve tax, stamp duty land tax, National Insurance and social security or other similar contributions and any interest, surcharge, penalty or fine in relation thereto (in all cases);

“Taxation Authority” means HM Revenue & Customs and any other governmental, state, federal, provincial, local, governmental or municipal authority, body or official competent to impose, administer or collect any Taxation liability whether in the UK or elsewhere in the world;

“Technical Change” means a change to the System Milestone (or to its implementation) which is not a change to the IT Separation Steps Plan, but is change to a system of a type that would customarily be notified to stakeholders by the RemainCo Business, in each case, via change management or release management processes, including patches, bug fixes, and the date the change is scheduled to be implemented;

“Technical Expert” means an expert appointed pursuant to paragraph 3 of Schedule 13;

“Termination Date” has the meaning given to it in clause 4.19;

“Termination Event” has the meaning given to it in clause 5.1;

“Third Party Valuation” has the meaning given to it in clause 3.5(a);

“Title Warranties” means the statements set out in Part 1 of Schedule 5, and each a “Title Warranty”;

“Title Warranty Claim” means any claim made by or on behalf of a Buyer for a breach of a Title Warranty;

“Transaction” means the transactions contemplated by the Transaction Documents;

“Transaction Documents” means this Agreement, the Equity Commitment Letter, the Disclosure Letter, the Completion Disclosure Letter, the InfraCo TSA, the InfraCo MSA, the GTT MSA, the GTT TSA and the Material Reorganisation Documents, all of the agreed form documents and all other documents which, in each case, are entered into pursuant to this Agreement and/or any of the agreed form documents, and each a “Transaction Document”;

“Transfer Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended from time to time) and any equivalent provisions under any applicable law;

“Transfer Taxes” has the meaning given to it in clause 20.2;

“Transferring InfraCo Business Properties” means the real properties which are owned, leased, licenced or otherwise held by one or more of the RemainCo Companies and are used exclusively or predominantly in connection with the InfraCo Business as set out in the Properties List and classified as such pursuant to paragraph 2.3 of Schedule 17 (and “Transferring InfraCo Business Property” means any one of them), and for the avoidance of doubt this comprises those properties which are InfraCo Business Properties but without a Group Company as tenant;

“Transferring InfraCo Claims” has the meaning given to it in Part 2 of Schedule 10;

“Transferring InfraCo Contracts” has the meaning given to it in Part 2 of Schedule 10;

“Transferring InfraCo Liabilities” means all InfraCo Liabilities held by the Sellers’ Group other than the Group Companies;

“Transferring IP Rights” has the meaning given to it in Part 2 of Schedule 10;

“Transferring IT Systems” has the meaning given to it in Part 2 of Schedule 10;

“Transferring Properties” means the Transferring InfraCo Business Properties and the Transferring RemainCo Business Properties (and “Transferring Property” means any one of them);

“Transferring RemainCo Business Properties” means the real properties which are owned, leased, licenced or otherwise held by a Group Company and are used exclusively in connection with the RemainCo Business as set out in the Properties List and classified as such pursuant to paragraph 2.3 of Schedule 17 (and “Transferring RemainCo Business Property” means any one of them);

“Transferring RemainCo Claims” has the meaning given to it in Part 3 of Schedule 10;

“Transferring RemainCo Contracts” has the meaning given to it in Part 3 of Schedule 10;

“Transferring RemainCo Liabilities” means all RemainCo Liabilities held by the Group Companies;

“UK” means the United Kingdom of Great Britain and Northern Ireland;

“US” means the United States of America;

“VAT” means:

(a)	value added tax imposed pursuant to VATA 1994 and legislation and regulations similar or supplemental thereto;

(b)	any tax imposed in compliance with the European Council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(c)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitute for, or levied in addition to, the tax referred to in (b) above, or elsewhere;

“VATA 1994” means the Value Added Tax Act 1994;

“W&I Policy” means any warranty and indemnity insurance policy issued in favour of the Buyer on or following the date of this Agreement in respect of the transactions contemplated by this Agreement (the cost of such policy being wholly for the account of the Buyer);

“Warranties” means the Title Warranties and the Business Warranties, and each a “Warranty”;

“Warranty Claim” means any claim made by or on behalf of a Buyer for a breach of a Title Warranty or a Business Warranty;

“Working Capital” means the aggregate of the amounts of the Target Companies comprising each of the line items identified in the net column headed “Working Capital” in Part C of Part 2 Schedule 3 (including trade receivables and trade payables owed to the Sellers’ Group arising in the ordinary course of trading of the InfraCo Business, but excluding any items included in the Cash Amount and/or the Debt Amount);

“Working Capital Adjustment” means the amount by which the Completion Working Capital is greater than the Reference Working Capital (in which case such amount shall be expressed as a positive figure) or by which the Completion Working Capital is less than (or more negative than) the Reference Working Capital (in which case such amount shall be expressed as a negative figure), to be established in accordance with Schedule 3. If the Completion Working Capital is equal to the Reference Working Capital the amount of the Working Capital Adjustment shall be zero; and

“Working Capital Statement” means a statement setting out the Completion Working Capital of the Target Companies to be provided by the Buyer to the Sellers in accordance with Schedule 3.

1.2	The headings of clauses and Schedules are included for ease of reference only and shall not affect the interpretation of this Agreement.

1.3	In this Agreement, unless expressly stated otherwise:

(a)	references to “parties”, “clauses” and “Schedules” are references, respectively, to the parties, clauses and Schedules of this Agreement;

(b)	the words “include” and “including” (or any similar term) shall not be construed as implying any limitation;

(c)	general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(d)	the word “person” shall include any individual, firm, company, corporation, or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

(e)	words importing one gender shall be treated as importing any gender, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(f)	the words “in writing” or “written” shall include any non-transitory form of visible reproduction of words;

(g)	a reference to a document “in the agreed form” means a document in a form agreed by each of the parties and:

(i)	signed by or on behalf of the parties to such document; or

(ii)	initialled by or on behalf of the parties (including by the Sellers’ Solicitors on behalf of the Sellers and by the Buyer’s Solicitors on behalf of the Buyer),

for the purposes of identification;

(h)	the phrases “to the extent” and “to the extent that” are used to indicate an element of degree and are not synonymous with the word “if”;

(i)	references to the time of day or date shall be construed as references to the time or date prevailing in London, UK;

(j)	references to “£” shall be references to pounds sterling, being the lawful currency of the UK;

(k)	references to “$”shall be references to U.S. Dollar, being the lawful currency of the US;

(l)	references to “€” shall be references to euro, being the lawful currency member states of the European Union that have adopted and retained a common single currency through monetary union in accordance with European Union treaty law, as amended from time to time;

(m)	references in any Warranty to any monetary sum expressed in pounds sterling (£) or euro (€) or U.S. Dollars ($) shall, where such sum is referable in whole or part to a particular jurisdiction, be deemed to be a reference to an equivalent amount in the local currency of that jurisdiction translated at the Exchange Rate on the date of this Agreement;

(n)	where it is necessary to determine whether a monetary limit or threshold set out in Schedule 6 has been reached or exceeded (as the case may be) and the value of the relevant Claim, Tax Covenant Claim or Separation Claim, or any of the relevant Claims, Tax Covenant Claims or Separation Claims, is expressed in a currency other than euro (€), the value of each such Claim, Tax Covenant Claim or Separation Claim shall be translated into euro (€) by reference to the Exchange Rate on the date that written notification of the existence of such Claim, Tax Covenant Claim or Separation Claim is sent to the Sellers from the Buyer in accordance with paragraph 2 of Schedule 6 or, if such day is not a Business Day, on the Business Day immediately preceding such day;

(o)	where any provision of this Agreement is qualified or phrased by reference to “material” or “materiality”, such reference shall, unless specified to the contrary, be construed as a reference to materiality in the context of the InfraCo Business taken as a whole and where any provision of any Warranty is qualified by reference to a material adverse effect, such reference shall be construed as a reference to a material adverse effect on the financial position and/or the financial performance of the InfraCo Business taken as a whole;

(p)	a reference to a statute, statutory provision or subordinate legislation (“legislation”) is a reference to such legislation as in force at the date of this Agreement;

(q)	a reference to any document other than this Agreement is a reference to that other document as amended, varied, supplemented, superseded or novated (in each case, other than in breach of the provisions of this Agreement) from time to time;

(r)	a reference to the Credit Agreement or the High Yield Indenture or the IBM Loans (or to any party to, or any term defined in, either of the foregoing) shall be construed in accordance with clause 1.3(q) above and in particular shall include any amendments, variations and supplements to such Credit Agreement or High Yield Indenture or the IBM Loans (as applicable) and any successor or replacement agreement(s) entered into in connection with any extension, refinancing, restructuring or replacement of the Financial Indebtedness incurred under the Credit Agreement and/or the High Yield Indenture or the IBM Loans. In the event that the Credit Agreement or the High Yield Indenture or the IBM Loans has been amended, varied, supplemented, superseded or novated or any successor or replacement(s) have been entered into (any of the foregoing being a “Successor Agreement”), references in this Agreement (in particular clause 5) to specific provisions and defined terms of the Credit Agreement or the High Yield Indenture or the IBM Loans respectively shall be construed as references to the equivalent provisions or defined terms in the Successor Agreement(s). If such equivalent provisions or definitions do not exist in the Successor Agreement(s) (or if the Credit Agreement or High Yield Indenture or the IBM Loans is terminated and not replaced), then references in this Agreement to particular provisions and defined terms of the Credit Agreement or the High Yield Indenture or the IBM Loans shall be deemed to be references to such provisions and defined terms, as the case may be, as they existed in the Credit Agreement or High Yield Indenture or the IBM Loans (as applicable) immediately prior to entry into the Successor Agreement(s) or termination (as applicable); and

(s)	a reference to a “holding company” or a “subsidiary” means a holding company or subsidiary as defined in section 1159 of the Act, save that a company shall be treated for the purposes of the membership requirement contained in sections 1159(1)(b) and (c) as a member of another company even if its shares in that other company are registered in the name of (i) its nominee or (ii) another person (or its nominee) by way of security or in connection with the taking of security. A reference to an “undertaking” shall be construed in accordance with section 1161 of the Act and a reference to a “parent company” or a “subsidiary undertaking” means, respectively, a parent company or subsidiary undertaking as defined in section 1162 of the Act, save that an undertaking shall be treated for the purposes of the membership requirement in sections 1162(2)(b) and (d) and section 1162(3)(a) as a member of another undertaking even if its shares in that other undertaking are registered in the name of (i) its nominee or (ii) another person (or its nominee) by way of security or in connection with the taking of security.

1.4	References to any English legal term or legal concept shall in respect of any jurisdiction other than England, other than where stated otherwise, be deemed to include that which most approximates in that jurisdiction to such English legal term or legal concept. This shall not affect any express terms relating to choice of law or jurisdiction.

2.	Sale and Purchase of Shares

2.1	Subject to and on the terms of this Agreement on Completion each Seller shall sell (or procure to be sold) and the Buyer shall purchase the full legal and beneficial title to the Shares set opposite that Seller’s name in column (2) of the table in Schedule 1, in each case together with all rights attaching or accruing to such Shares at Completion and free from all Encumbrances.

2.2	Subject to any agreement in writing between the parties to the contrary pursuant to clause 4.17 or clause 4.18, neither the Sellers nor the Buyer shall be obliged to complete the sale or purchase of any of the Shares unless all the Shares are sold and purchased in accordance with this Agreement.

2.3	The Buyer may, by written notice to the Principal Seller no later than ten (10) Business Days prior to the Completion Date, elect for one or more of its Affiliates (each, a “Designated Buyer”) to purchase any of Shares from the relevant Seller in respect of such Shares. If the Buyer makes any such election, references in this Agreement to the Buyer shall be deemed to be references to the relevant Designated Buyer in respect of the relevant share transfer. The Buyer shall not be relieved of any of its obligations under this Agreement as a result of any such election.

3.	Consideration

3.1	Amount

The aggregate Consideration for the Shares (the “Consideration”) shall be equal to:

(a)	the Aggregate Base Purchase Price; plus

(b)	the Cash Amount; plus (or minus, as applicable)

(c)	the Working Capital Adjustment (if any); minus

(d)	the Debt Amount; minus

(e)	the EBITDA Adjustment (if any); plus

(f)	the Earn-Out Payment.

The Cash Amount, the Debt Amount, the Working Capital Adjustment and the EBITDA Adjustment shall be established in accordance with Schedule 3 (“Establishment of the Consideration”).

3.2           Initial Purchase Price

3.3	The “Initial Purchase Price” payable at Completion pursuant to the provisions of clause 7 and Schedule 4 shall be equal to:

(a)	the Aggregate Base Purchase Price; plus

(b)	the Estimated Cash Amount; plus (or minus, as applicable)

(c)	the Estimated Working Capital Adjustment (if any); minus

(d)	the Estimated Debt Amount; and minus

(e)	the Estimated EBITDA Adjustment (if any).

3.4	The payment of the Initial Purchase Price shall be made in Euros up to the amount of the Euro Proceeds and thereafter in U.S. Dollars.

3.5	The parties agree that the allocation of the Consideration between the Relevant Shares shall be determined after the date of this Agreement and before Completion in accordance with this clause:

(a)	The Consideration shall be allocated between the Relevant Shares on the basis of a reasonable allocation in accordance with generally accepted valuation principles and reflecting the fair market value of each of the Target Companies as at the date of the independent third party valuation to be carried out by EY on behalf of the Sellers (the “Third Party Valuation”), subject to the facts and circumstances prevailing at the time of the Third Party Valuation.

(b)	No later than forty five (45) Business Days prior to Completion, the Sellers shall prepare in good faith and provide a Notice to the Buyer setting out and apportioning the Aggregate Base Purchase Price for the Relevant Shares and the applicable currencies substantially in the form set out in Schedule 1 and consistent with (a) above (the “Allocation Notice”) together with all supporting materials and calculations necessary to allow the Buyer to establish the basis on which the Sellers have prepared the Allocation Notice and the allocation of the Aggregate Base Purchase Price.

(c)	Within fifteen (15) Business Days of receipt of the Allocation Notice, the Buyer may, taking into account all relevant details relating to the Third Party Valuation and the value of the underlying Target Companies, submit reasonable comments on the Allocation Notice by Notice to the Sellers, together with a version of the Allocation Notice reflecting such comments (the “Buyer’s Allocation Notice”). The Sellers shall consider any such comments in good faith and to the extent that the Sellers do not agree with such comments, the parties shall thereafter work together, acting reasonably and in good faith, to resolve any disputes within ten (10) Business Days.

(d)	The Sellers shall, acting reasonably and in good faith, take into account the agreed outcomes (if any) of the good faith discussions under (c) above and will, no later than ten (10) Business Days prior to Completion, provide the Buyer with a revised Allocation Notice (the “Revised Allocation Notice”) and such Revised Allocation Notice shall (in the absence of fraud or manifest error) constitute the final and binding Allocation Notice for the purpose of this Agreement.

3.6	For the purpose of this clause 3 and Schedule 3, the “EBITDA Adjustment” shall be calculated as follows:

(a)	if the H1 2021 Adjusted EBITDA Amount is equal to or exceeds $160,000,000, the H1 2021 EBITDA Adjustment shall be an amount equal to zero (0); and

(b)	if the H1 2021 Adjusted EBITDA Amount is less than $160,000,000, the H1 2021 EBITDA Adjustment shall be an amount equal to: 13.2 times ($160,000,000 minus the H1 2021 Adjusted EBITDA Amount) (13.2 x ($160,000,000 - the H1 2021 Adjusted EBITDA Amount)), provided that in no circumstances shall the EBITDA Adjustment under this clause 3.6(b) exceed $75,000,000 (and if the EBITDA Adjustment would, but for the foregoing, exceed that amount, then the EBITDA Adjustment shall be $75,000,000), and the EBITDA Adjustment shall be calculated in accordance with the worked examples set out in Part D of Part 2 of Schedule 3.

3.7	To enable the Buyer to monitor the likely final Cash Amount, final Debt Amount, final Working Capital Adjustment and the final EBITDA Adjustment, as soon as reasonably practicable but no later than the forty fifth (45th) Business Day following the first date of each month between 1 January 2021 and Completion, the Sellers shall deliver to the Buyer a written statement containing the amounts of the Estimated Cash Amount, the Estimated Debt Amount, the Estimated Working Capital Adjustment and the Estimated EBITDA Adjustment reflecting the Sellers’ good faith estimate of such amounts as at the end of the preceding calendar month, in each case assuming that Completion occurs on the Long Stop Date. The first written statement to be delivered under this clause shall be delivered on the forty fifth (45th) Business Day after 1 January 2021.

3.8	On the date that is ten (10) Business Days after the date on which the last Condition is satisfied, the Sellers shall deliver to the Buyer a written statement containing the amounts of the Estimated Cash Amount, the Estimated Debt Amount, the Estimated Working Capital Adjustment and the Estimated EBITDA Adjustment (the “Completion Estimates Statement”) in each case (i) if the Completion Estimates Statement is due to be delivered between the fifteenth and the thirty first day of a calendar month, as at the end of the calendar month preceding the calendar month in which the Completion Estimates Statement is due to be delivered (the “Preceding Month”); or (ii) if the Completion Estimates Statement is due to be delivered between the first and the fourteenth day of a calendar month, as at the end of the calendar month preceding the Preceding Month.

3.9	Each written statement to be delivered by the Sellers under clause 3.7 or 3.8 shall be prepared in accordance with the accounting treatments set out in Part 2 of Schedule 3 and in the format set out in Parts C and D of Part 2 of Schedule 3 and be accompanied by copies of the relevant supporting accounts and information used to prepare such statement to the extent reasonable.

3.10	Immediately following Completion:

(a)	the Buyer shall procure that each relevant Group Company pays to the relevant member of the Sellers’ Group an amount equal to any Estimated Intra-Group Financing Payables and shall acknowledge on behalf of each relevant Group Company the payment of the amount of Estimated Intra-Group Financing Receivables in accordance with clause 3.9(b); and

(b)	the Sellers shall procure that each relevant member of the Sellers’ Group pays to the relevant Group Company an amount equal to any Estimated Intra-Group Financing Receivables and shall acknowledge on behalf of each relevant member of the Sellers’ Group the payment of the amount of Estimated Intra-Group Financing Payables in accordance with clause 3.9(a).

3.11	Post-Completion determination of the Consideration

After the Completion Date the Parties shall determine the Consideration based on the determination of the Cash Amount, the Debt Amount, the Working Capital Adjustment (if any) and the EBITDA Adjustment (if any) in accordance with Schedule 3).

3.12	Payment of any adjustment amount after Completion

No later than fifteen (15) Business Days after the Consideration has been determined in accordance with Schedule 3:

(a)	if the Consideration is higher than the Initial Purchase Price, the Buyer shall pay to the Sellers the amount by which the Consideration exceeds the Initial Purchase Price; or

(b)	if the Consideration is lower than the Initial Purchase Price:

(i)	the Buyer shall be entitled to reduce the Escrow Amount by the amount by which the Initial Purchase Price exceeds the Consideration; and

(ii)	if and to the extent that the amount of the Escrow Amount is insufficient to satisfy the reduction in clause (i) above, the Sellers shall pay or procure the payment by some or all of the Sellers (as the case may be) to the Buyer of the amount by which the Initial Purchase Price exceeds the Consideration (or, if such amount has been satisfied in part out of the Escrow Amount, the remainder of such amount), by (a) transferring (or procuring the transfer of) such amount to the Sellers’ Solicitors Bank Account in case of a payment pursuant to clause 3.12(a), or (b) reducing the amount of the Escrow Amount in case of a deduction pursuant to 3.12(b). Any payment by the Buyer under this clause shall be made in Euros up to the amount of the Euro Proceeds (to the extent the Euro Proceeds have not been satisfied in full by payment of the Initial Purchase Price) and thereafter in U.S. Dollars and any payment by the Sellers shall be made in U.S. Dollars up to the amount of the Dollar Proceeds and thereafter in Euros.

3.13	Any payment by the Sellers to the Buyer or by the Buyer to the Sellers, as the case may be under this clause 3 or for any breach of this Agreement (including any breach of warranty) or under any indemnity in this Agreement including, for the avoidance of doubt, the Tax Covenant, shall be treated as an adjustment to the Consideration (to the extent legally possible) and shall be apportioned between the Shares pro rata to the respective Base Purchase Prices for the Relevant Shares (except where such adjustment is directly referable to a particular Target Company or its Subsidiary, in which case it shall be apportioned to that Target Company).

3.14	The Sellers shall comply with any provision of the Credit Agreement and the High Yield Indenture that requires the Sellers to apply the Initial Purchase Price and any adjustment to the Consideration payable to the Sellers under clause 3.12 to repay any outstanding amounts thereunder upon receipt thereof.

3.15	Following determination of the Completion Statement in accordance with Schedule 3, if the amount of any Intra-Group Financing Payable and/or any Intra-Group Financing Receivable contained in the Completion Statement is greater or less than the amount included in the Estimated Cash Amount or Estimated Debt Amount, then the Sellers and the Buyer shall procure that such adjustments to the payments pursuant to clause 3.9 are made as are necessary to ensure that (taking into account such adjustments) the actual amount of each Intra-Group Financing Payable and each Intra-Group Financing Receivable has been repaid by each relevant Group Company to the relevant member of the Sellers’ Group or by the relevant member of the Sellers’ Group to the relevant Group Company, as the case may be.

3.16	The Earn-Out Payment shall be payable by the Buyer to the Sellers subject to the terms and conditions and in accordance with the provisions set out in Schedule 24.

4.	Conditions

4.1	The Buyer has made a merger control analysis. Based on this analysis, the Buyer has established that the Transaction is subject to a filing with the competent authorities in each of Austria, Germany, Ireland and the United States (the “Competition Authorities”). All costs, expenses, penalties, fines and other liabilities resulting from not, or not correctly (except where the filing was defective because of incorrect information provided by the Sellers, save that the Sellers shall not be liable for any such costs where reasonable steps have been taken to prove complete and accurate information), filing in any jurisdiction where the relevant local competition authority/authorities consider that filing should have taken place shall be borne exclusively by the Buyer.

4.2	The Buyer has made a regulatory analysis. Based on this analysis, the Buyer has established that the Transaction is subject to one or more filings with the competent authorities in France, Italy, Germany, Hungary, Austria, Romania, Spain, the Netherlands, Canada and the United States (the “Regulatory Authorities”). All costs, expenses, penalties, fines and liabilities resulting from not, or not correctly (except where the filing was defective because of incorrect information provided by the Sellers, save that the Sellers shall not be liable for any such costs where reasonable steps have been taken to prove complete and accurate information), filing in any jurisdiction where the relevant local regulatory authority/authorities consider that filing should have taken place shall be borne exclusively by the Buyer. The Competition Authorities and the Regulatory Authorities shall be further referred to as the “Governmental Authorities”.

4.3	The Buyer shall not, and shall procure that no member of the Buyer’s Group shall, make any filing in relation to the Transaction with any Governmental Authority (or equivalent body) whether or not identified in clauses 4.1 and 4.2 without giving the Sellers’ Representative and its advisers a reasonable opportunity to provide comments as to the making of it and to its form and content. All costs and expenses associated with any such filing shall be borne solely by the Buyer.

4.4	Completion of the sale and purchase of the Shares is conditional on each of the conditions set out below being satisfied:

(a)	Subject to clause 4.4(b) below, each of the Competition Authorities:

(i)	notifying the parties in writing that the Transaction does not give rise to a concentration falling within the scope of the relevant competition laws; or

(ii)	approving, or being deemed to approve in accordance with the relevant competition laws, the Transaction and any applicable waiting periods having expired or being terminated; or

(iii)	not taking a decision within the time limits as set by the relevant competition laws, if such failure constitutes an automatic approval of the Transaction under the relevant competition laws; or

(iv)	has otherwise waived the prohibition to complete the Transaction or such prohibition has been terminated; and

(b)	As far as the clearance process in Austria, Germany and Ireland is concerned:

(i)	in the event of a referral to the European Commission pursuant to Article 22 of the Regulation (or should it be determined that the Transaction constitutes a notifiable concentration under the Regulation):

(A)	the EC approving, or being deemed to approve, the Transaction; and

(B)	if a Competition Authority retains jurisdiction over any part(s) of the Transaction, such Competition Authority approving, or being deemed to approve, the Transaction under the relevant competition laws; and

(ii)	as at the date when all other Conditions set out in this clause 4.4 have been satisfied or waived:

(A)	the CMA's position as most recently communicated to the Buyer being that it has no further questions in respect of the Transaction or the CMA not having: (a) requested submission of a Merger Notice; (b) given notice to either party that it is commencing a Phase 1 Investigation; (c) indicated that the statutory review period in which the CMA must decide whether to make a Phase 2 Reference under section 34ZA EA02 has begun; or (d) requested information or documents under the EA02, which may indicate it is considering commencing the aforementioned review period, in each case with respect to the Transaction or any matter arising from or relating to it; or

(B)	the CMA approving the Transaction under the EA02 or failing to refer the Transaction to a Phase 2 investigation within the review period set out in section 34ZA EA02,

(the conditions in 4.4(a) and 4.4(b) above being collectively referred to as the “Competition Conditions”);

(c)	Each of the Regulatory Authorities:

(i)	adopting a formal decision that the Transaction does not give rise to a mandatory filing obligation within the scope of the relevant regulatory laws; or

(ii)	approving, or being deemed to approve in accordance with the relevant regulatory laws, the Transaction and any applicable waiting periods having expired or being terminated; or

(iii)	not taking a decision within the time limits as set by the relevant regulatory laws, if such failure constitutes an automatic approval of the Transaction under the relevant regulatory laws; or

(iv)	has otherwise waived the prohibition to complete the Transaction or such prohibition has been terminated; and

(d)	As at the date when all other Conditions set out in this clause 4.4 have been satisfied or waived:

(i)	the UK Secretary of State not having indicated that it may or is minded to intervene pursuant Part 3 EA02 in respect of any of the arrangements contemplated in the Transaction Documents; or

(ii)	in the event that the UK Secretary of State has intervened pursuant to Part 3 EA02, the UK Secretary of State indicating, on terms reasonably satisfactory to the Buyer, that it does not intend to make a Phase 2 Reference,

(the conditions in 4.4(c) and 4.4(d) above being collectively referred to as the “Regulatory Conditions”); and

(e)	the audited financial statements of the Principal Seller for the financial year ended 31 December 2020 (the “Principal Seller FY2020 Financial Statements”) have been prepared, are accompanied by an audit opinion, showing the InfraCo Business as “discontinued operations” in accordance with the Accounting Standards, and have been made available to the Buyer (the “Financial Statements Condition”); and

(f)	either:

(i)	A German Tax Insurance Policy Assignment having been completed; or

(ii)	a German Tax Replacement Insurance Policy having been obtained;

(the “German Tax Condition”).

4.5	The above conditions will be referred to as the “Conditions”.

4.6           The Competition Conditions and the Regulatory Conditions

(a)	The Buyer (subject to clauses 4.11(b) and 4.12), and the Sellers in relation to filings where joint or parallel submissions are required, shall use their best efforts to procure that the Competition Conditions and the Regulatory Conditions are satisfied as soon as practicable. Without prejudice to clause 4.7, the Buyer (and the Sellers, as applicable) shall:

(i)	as soon as practicable make all customary and appropriate submissions, notifications or filings required to obtain the satisfaction of the relevant Governmental Authorities or, if agreed between the parties in writing as the appropriate means to progress with a particular Governmental Authority, informally engage with the relevant Governmental Authorities within the timeframe set out in this clause 4.6(a)(i) and provide all customary and appropriate supporting details;

(ii)	promptly provide all information and assistance which is requested or required by any Governmental Authorities;

(iii)	promptly (but in any case within one (1) Business Day) notify the Sellers’ (or, as the case may be, the Buyer’s) Representative (and promptly provide copies or, in the case of non-written communications details including where appropriate external counsel only and non-confidential versions) of any material communications with or from the Governmental Authorities relating to any relevant filings, consents, processes, clearances or actions;

(iv)	communicate with any of the Governmental Authorities on material issues only after prior consultation with the Sellers’ Representative or its advisers (and taking into account any reasonable comments and requests of the Sellers and their advisers) and provide the Sellers’ (or, as the case may be, the Buyer’s) Representative and its advisers with copies of all such submissions, notifications, filings and other communications in the form submitted or sent (or, as the case may be separate external counsel only and non-confidential versions);

(v)	(without limiting (iv) above) provide the Sellers’ (or, as the case may be, the Buyer’s) Representative and its advisers with drafts (including separate external counsel only and non-confidential versions as appropriate) of all submissions, notifications, filings and other communications to any Governmental Authorities promptly and at such time as will allow the Sellers’ (or, as the case may be, the Buyer’s) Representative and its advisers a reasonable opportunity to provide comments and for the Buyer to take account of any reasonable comments of the Sellers’ (or, as the case may be, the Buyer’s) Representative and its advisers on such drafts prior to their submission;

(vi)	where permitted by the relevant Governmental Authority, allow persons nominated by the Sellers’ (or, as the case may be, the Buyer’s) Representative and its advisers to attend all meetings and hearings, and participate in all material telephone or other conversations with such Governmental Authority and to make oral submissions at the meetings or in telephone or other conversations;

(vii)	regularly review with the Sellers’ (or, as the case may be, the Buyer’s Representative or its advisers) the progress of any communications, notifications or filings (including, where necessary, seeking to identify appropriate conditions and/or commitments or similar measures to address any concerns identified by any Governmental Authorities) and discuss with the Sellers’ (or, as the case may be, the Buyer’s) Representative the scope, timing and tactics of any such conditions and/or commitments or similar measures with a view to obtaining the relevant clearance, consent, approval or action from any Governmental Authorities at the earliest reasonable opportunity; and

(viii)	not extend any applicable waiting or review periods or enter into any agreement with any Governmental Authority to delay or not to consummate the transactions contemplated hereby to be consummated on the Completion Date, except with the prior written consent of the Sellers’ (or, as the case may be, the Buyer’s) Representative.

4.7	The Sellers shall use reasonable endeavours to procure that the Financial Statements Condition satisfied as soon as reasonably practicable and in any event prior to the Termination Date. The Sellers shall bear all the costs and expenses incurred in connection with the satisfaction of the Financial Statements Condition.

4.8	The Sellers (or, as the case may be, the Buyer) shall, and shall procure that their advisers shall, promptly furnish to the Buyer (or, as the case may be, the Sellers) such necessary information and reasonable assistance as the Buyer (or, as the case may be, the Sellers) may request in connection with the satisfaction of the Conditions.

4.9	The Sellers shall promptly (but in any case within one (1) Business Day) notify the Buyer (and promptly provide non-confidential copies or, in the case of non-written communications non-confidential details) of any material communications with or from the Governmental Authorities relating to any relevant filings, consents, processes, clearances or actions.

4.10	The Sellers shall notify the Buyer promptly upon becoming aware that circumstances have arisen that could result in any of the Conditions not being satisfied prior to the Termination Date (as defined below) together with such details of the relevant circumstances as are in the Sellers’ possession at the relevant time.

4.11	The Buyer shall:

(a)	not take any action or engage in any transaction which is reasonably likely to: (i) worsen its position in respect of obtaining the approval of the relevant Governmental Authority or (ii) cause any delays in obtaining the approval of the Governmental Authority;

(b)	not: (i) acquire or offer to acquire or invest in (or cause another person acting on its behalf to acquire or invest in or offer to acquire or invest in); or (ii) execute definitive transaction documentation (or cause another person acting on its behalf to execute definitive transaction documentation) that, if carried into effect, would result in the acquisition of or investment in any business the acquisition or investment in which might reasonably be expected to prejudice the satisfaction of any of the Competition Conditions or the Regulatory Conditions;

(c)	ensure that no information is made public that materially deviates from the information set out in the submissions, notifications and/or filing(s) to be made or is likely to worsen the chances of obtaining approval from the Governmental Authority;

(d)	answer any questions raised and handle any request made by any relevant Governmental Authority and use its best efforts to obtain the approval of such Governmental Authority as soon as practicable; and

(e)	accept all conditions, obligations or other requirements, solely in relation to the InfraCo Business and/or the InfraCo Assets imposed or contained in any decision by any relevant Governmental Authority and offer such conditions and undertakings as may be required to obtain the required approval or approvals as soon as practicable, including but not limited to restructure, or dispose of the necessary activities of the InfraCo Business to satisfy such conditions, obligations or other requirements. For the avoidance of doubt, neither the Buyer nor any member of the Buyer’s Group shall be required to offer conditions, undertakings and/or commitments or similar measures in relation to their own business or assets. However, to the extent that any conditions, obligations or other requirements, proposed, imposed or contained in any decision or communication from any relevant Governmental Authority relate to the Buyer or the Buyer’s Group’s own business, the Buyer shall be obliged to discuss and propose alternative conditions, undertakings and/or commitments or similar measures to the relevant Government Authority in relation to the InfraCo Business (and which do not relate to the Buyer or the Buyer’s Group’s own business or assets).

4.12	The Buyer may waive in whole or part (a) the Regulatory Conditions in respect of the filings with the competent authorities in Austria and/or Spain; (b) the German Tax Condition and/or (c) the Financial Statements Condition (and where the Buyer waives a Condition under this clause, that Condition shall be deemed satisfied for the purposes of this Agreement).

4.13	If it becomes reasonably apparent to the Buyer (who shall inform the Sellers’ Representative of this fact together with any other relevant details) or to any Seller (who shall inform the Buyer and the other Sellers of this fact together with any other relevant details) that any Governmental Authority will only clear, consent to or approve the Transaction subject to any conditions, undertakings and/or commitments or similar measures, the Buyer or any member of the Buyer’s Group shall offer sufficient conditions, undertakings and/or commitments or similar measures, solely in relation to the InfraCo Business and/or to the InfraCo Assets, to the relevant Governmental Authority to obtain clearance, consent or approval. For the avoidance of doubt, the Buyer or any member of the Buyer’s Group shall not be required to offer conditions, undertakings and/or commitments or similar measures in relation to their own business or assets.

4.14	For the avoidance of doubt, the Buyer’s compliance with any condition, obligation or other requirement imposed or contained in any decision by the Governmental Authority, or the effectuation of any offer made by the Buyer to the Governmental Authority pursuant to clauses 4.11 will not result in any change to the terms and conditions of this Agreement (including, without limitation, the Consideration) and any costs incurred in relation thereto shall be borne solely by the Buyer.

4.15	The Buyer shall notify the Sellers’ Representative or its advisers promptly (but in any event within two (2) Business Days) upon becoming aware that:

(a)	circumstances have arisen that could result in any of the Competition Conditions or the Regulatory Conditions not being satisfied prior to the Termination Date (as defined below) together with such details of the relevant circumstances as are in the Buyer’s possession at the relevant time; or

(b)	any of the Competition Conditions or the Regulatory Conditions has been fulfilled.

4.16	The Buyer shall bear all the costs and expenses incurred in connection with the filing contemplated by clause 4.6(a)(i) and the satisfaction of the Competition Condition and the Regulatory Conditions.

US Regulatory Approval

4.17	In the event that the consent of the Federal Communications Commission pursuant to the Communications Act of 1934, as amended, and the Cable Landing License Act of 1921 or clearance by the Committee on Foreign Investment in the United States pursuant to Section 721 of the Defense Production Act of 1950, as amended, is reasonably likely to be materially delayed, the parties shall work together in good faith to proceed to Completion with respect to the InfraCo Non-US Group Companies as soon as reasonably practicable, including without limitation considering whether the completion and transfer of the InfraCo Non-US Group Companies can be effected promptly (but subject always to the provisions of clauses 4 to 7) and in advance of the completion and transfer of the InfraCo US Group Company. For the avoidance of doubt, nothing in this clause 4.17 shall release the Sellers from their obligation to sell and the Buyer from its obligation to purchase the InfraCo US Group Company, subject to the wider provisions of this clause 4.

Spanish Regulatory Approval

4.18	In the event that the consent of the Council of Ministers or (if applicable) the General Directorate for International Trade and Investment pursuant to Article 7(bis) of Law 19/2003 of 4 July on the legal regime of capital movements and economic transactions abroad and on certain measures to prevent money laundering (“Spanish Regulatory Approval”) is reasonably likely to be materially delayed, the parties shall work together in good faith to proceed to Completion with respect to those Group Companies that can be transferred to the Buyer without the Spanish Regulatory Approval (the “InfraCo Non-Spanish Group Companies”) as soon as reasonably practicable, including without limitation considering whether the completion and transfer of the InfraCo Non-Spanish Group Companies can be effected promptly (but subject always to the provisions of clauses 4 to 7) and in advance of the completion and transfer of the remaining Group Companies. For the avoidance of doubt, nothing in this clause 4.18 shall release the Sellers from their obligation to sell and the Buyer from its obligation to purchase the Group Companies to which the Spanish Regulatory Approval relates, subject to the wider provisions of this clause 4.

German Tax Condition

4.19	The Sellers shall either:

(a)	procure that (i) all of the rights, title and interest of the existing policy holder under each of the German Tax Insurance Policies is validly and effectively assigned to such Group Company as the Buyer may validly elect under the terms of such policy, such that the relevant Group Company will have the full benefit of the German Tax Insurance Policies at and from Completion, (ii) written consent to such assignment has been obtained from each relevant insurer (whether or not required in connection the assignment) and (iii) legally binding written confirmation has been obtained from each relevant insurer that a valid and subsisting claim has been commenced under each relevant German Tax Insurance Policy within the relevant policy period (collectively a “German Tax Insurance Policy Assignment”). The Sellers shall be responsible for all costs and expenses in connection with such German Tax Insurance Policy Assignment; or

(b)	procure that an insurance policy is obtained in the name and for the benefit of such Group Company as the Buyer may validly elect, on terms substantively equivalent to the terms of the German Tax Insurance Policies (including as to the scope of coverage of insured losses) and with a limit of liability of not less than EUR 90 million and otherwise on terms acceptable to the Buyer (acting reasonably) (a “German Tax Replacement Insurance Policy”). The Sellers shall be responsible for all costs and expenses in connection with such German Tax Replacement Insurance Policy; or

(c)	elect for the Buyer to withhold an amount equal to EUR90 million (the “German Tax Cash Collateralisation Amount”) from the Initial Purchase Price (a “German Tax Cash Collateralisation”).

4.20	Where the Sellers have elected to make a German Tax Cash Collateralisation, on each occasion on which the Buyer brings a successful Tax Covenant Claim against the Sellers pursuant to which the Sellers are or become liable under paragraph 2.3(a) of the Tax Covenant, the German Tax Cash Collateralisation Amount shall be reduced by an amount equal to the amount for which the Sellers are or become so liable and the obligations of the Sellers to make a payment to the Buyer pursuant to the Tax Covenant shall not apply to the extent the amounts so payable do not exceed the German Tax Cash Collateralisation Amount (immediately prior to the reduction).

4.21	If and to the extent not already called upon pursuant to clause 4.20, the German Tax Cash Collateralisation Amount (as may have been reduced from time to time in accordance with clause 4.20) shall become payable to the Principal Seller on the earlier of: (a) the date falling six months after the date of issuance and formal notification of a Finally Determined Tax Assessment or Final Tax Court Decision from which it can be derived that the Group Companies shall not be liable for any Taxation in respect of the Phoenix/Alma Matter; and (b) ten (10) Business Days after the date of expiry of the statutory limitation period in respect of the potential claims for all liabilities in respect of Tax in respect of the Phoenix/Alma Matter. For the purposes of this clause 4.21, “Final Tax Court Decision” means a final non-appealable judgment of a German fiscal court; and “Finally Determined Tax Assessment” means a final non-appealable and binding Tax assessment which can no longer be amended.

4.22	The Principal Seller shall provide regular updates to the Buyer in respect of progress towards satisfaction of the German Tax Condition.

Termination in the event of non-fulfilment

4.23	The Conditions shall be satisfied as soon as practicable but in any event on or before the date falling twelve (12) calendar months after the date of this Agreement (the “Termination Date”), provided that the Buyer may unilaterally elect, by Notice to the Sellers prior to the expiry of the Termination Date, to extend the Termination Date in the event that all of the Conditions other than the Financial Statements Condition have been satisfied to such date as the Buyer determines in its sole discretion to allow the Financial Statements Condition to be satisfied (and where the Buyer so elects, the new date proposed by the Buyer shall thereafter be the Termination Date for the purposes of this Agreement). The Buyer may extend the Termination Date more than once under this clause but in no circumstances shall the Termination Date be a date falling more than fourteen (14) calendar months from the date of this Agreement.

4.24	Subject to any agreement in writing between the parties to the contrary pursuant to clause 4.17, clause 4.18 or otherwise, this Agreement shall automatically terminate:

(a)	if the Conditions are not all satisfied on or before the Termination Date; or

(b)	if the Completion has not occurred prior to the Long Stop Date,

in each case, unless (i) the Sellers’ Representative and the Buyer have agreed otherwise in writing prior to any such date or (ii), in the case of (b), the Buyer has elected to extend the Termination Date in accordance with clause 4.19.

5.	Termination

Termination at Buyer’s election on the occurrence of certain events

5.1	The Buyer may resolve (in its sole discretion) to terminate this Agreement by giving Notice thereof to the Sellers if any of the following has occurred (each a “Termination Event”):

(a)	a MAC Event has occurred;

(b)	the Principal Sellers have not provided, before 10pm UK time on 28 October 2020 (the “First Q2 Deadline”), evidence reasonably satisfactory to the Buyer that:

(i)	the requisite lenders under the Credit Agreement (or under any Successor Agreement, to the extent required by such Successor Agreement) have agreed to (a) waive, amend or otherwise modify the Credit Agreement (or any Successor Agreement, to the extent required by such Successor Agreement) to permit the Principal Seller to provide its Q2 Report later than 30 October 2020, or (b) forbear from exercising remedies under the Credit Agreement (or any Successor Agreement, to the extent required by such Successor Agreement) as a result of any default or event of default thereunder resulting from the Principal Seller’s failure to provide its Q2 Report by 30 October 2020 (each of the foregoing, a “Credit Agreement Q2 Accommodation”); and

(ii)	the requisite beneficial owners of notes under the High Yield Indenture (or any Successor Agreement, to the extent required by such Successor Agreement) have agreed to (a) waive, amend or otherwise modify the High Yield Indenture (or any Successor Agreement, to the extent required by such Successor Agreement) to permit the Principal Seller to provide its Q2 Report later than 1 November 2020, or (b) forbear from exercising remedies under the High Yield Indenture (or any Successor Agreement, to the extent required by such Successor Agreement) as a result of any default or event of default thereunder resulting from the Principal Seller’s failure to provide its Q2 Report by 1 November 2020 (each of the foregoing, a “High Yield Q2 Accommodation”, and together with any Credit Agreement Q2 Accommodations, the “Q2 Accommodations”);

(c)	if the Principal Seller is not in compliance with Section 7.07(a) of the Credit Agreement (or the equivalent financial covenants of any Successor Agreement) at any time that the Principal Seller is required to comply with Section 7.07(a) of the Credit Agreement (or of any Successor Agreement);

(d)	a board or shareholder meeting of any Seller or any member of the Sellers’ Group is proposed or called or a board or shareholder resolution of any Seller or any member of the Sellers’ Group is formally proposed or formally circulated, in each case where a matter for approval or decision by the relevant board or shareholders (as applicable) (a “Relevant Matter”) (i) would, if approved and implemented, constitute an Insolvency Event in respect of that Seller or member of the Sellers’ Group or (ii) is the entry into a restructuring support agreement (or similar agreement with creditors) by that Seller or member of the Sellers’ Group whose implementation specifically involves an Insolvency Event in respect of that Seller or member of the Sellers’ Group (an “RSA”);

(e)	the Principal Seller or any member of the Sellers’ Group enters into an RSA whose implementation specifically involves an Insolvency Event in respect of that Seller or member of the Sellers’ Group;

(f)	any Seller gives Notice to the Buyer in accordance with clause 5.2(b) or 5.2(c);

(g)	a court of competent authority has issued a judgment to prohibit, enjoin, injunct, challenge or restrain the consummation of the Transaction and such judgment has not been vacated or reversed within thirty (30) Business Days;

(h)	the KPMG VDD Reports have not been delivered to the Buyer prior to the KPMG VDD Reports Deadline; or

(i)	the KPMG VDD Reports have been delivered to the Buyer prior to the KPMG VDD Reports Deadline but any of the following applies:

(i)	(i) the KPMG VDD Reports do not reflect only non-cash changes and impacts as compared to the Original KPMG VDD Reports or (ii) the updates made to the Original KPMG VDD Reports do not relate solely to a review of the COR;

(ii)	the KPMG VDD Reports reflect a decrease in the InfraCo EBITDA of more than 5% as compared to the InfraCo EBITDA for the period commencing 1 January 2019 and ending 31 December 2019 and contained in the Information Memorandum; and

(iii)	KPMG is not willing to allow the Buyer and its and the Buyer’s Group’s lenders to rely on the KPMG VDD Reports;

(j)	any Seller makes a deliberate and intentional default in performing or observing any of its material obligations under this Agreement (and such default is subsisting and, if capable of remedy, is not remedied to the satisfaction of the Buyer (acting reasonably) within five (5) Business Days), and for this purpose the Sellers’ material obligations are its obligations under clause 6.2, Schedule 11, Schedule 13, Schedule 16 and Schedule 17; or

(k)	any Seller is or becomes prohibited by law from performing its obligations under this Agreement (including its obligations at Completion),

in each case:

(i)	within fifteen (15) Business Days after the date on which the Buyer has become aware of the occurrence of the Termination Event (including following receipt of any Notice thereof from the Sellers) (in the case of (a), (c), (d), (e), (g), (j) and (k) above;

(ii)	within fifteen (15) Business Days after the First Q2 Deadline (in the case of (b) above);

(iii)	within two (2) Business Days after the date on which the Buyer receives the Notice from the Sellers (in the case of (f) above); or

(iv)	within fifteen (15) Business Days after the KPMG VDD Reports Deadline (in the case of (h) and (i) above).

5.2	In connection with clause 5.1(d) above the Sellers undertake (i) to give Notice to the Buyer (together with a copy of such Notice by email) and (ii) to use reasonable endeavours to alert (by telephone and email) the Buyer’s representatives on the Separation Committee and the Buyer’s Solicitors:

(a)	promptly in the event that it is reasonably contemplated that a board of shareholder meeting will be proposed or called, or a board or shareholder resolution will be formally proposed or formally circulated, in connection with a Relevant Matter;

(b)	promptly in the event that any board or shareholder meeting is proposed or called, or any board or shareholder resolution is proposed or circulated, to formally approve a Relevant Matter, and in any event not less that twenty four (24) hours before such meeting is held or resolution is decided upon; and

(c)	promptly in the event that the Seller or any member of the Sellers’ Group intends to enter into an RSA, and in any event not less than twenty four (24) hours before such entry.

5.3	Notice of termination of this Agreement under clause 5.1 may be given by the Buyer to the Sellers by email to the address given in clause 29.1 and such Notice by email shall be deemed to have been served at the time of transmission from or on behalf of the Buyer (irrespective of what time of day it is transmitted) and it shall not be necessary for a copy of such notice also to be delivered in any other form or by any other method. A Notice delivered under and in accordance with this clause shall be considered valid Notice of termination, clause 29.2 shall not apply to such Notice, and in the event of any inconsistency this clause shall prevail over clause 29.

Termination at Buyer’s election upon a Reorganisation Default Event

5.4	The Buyer may resolve (in its sole discretion) to terminate this Agreement by giving Notice thereof to the Sellers if any of the following occurs (each a “Reorganisation Default Event”):

(a)	if and only to the extent that the Reorganisation or the Transaction would constitute (or would, with the expiry of any grace period, giving of notice and/or making of any determination, constitute) an “event of default” or similar event under the Existing Debt Facilities or any documents related to any Capital Markets Debt without such consent, all Lender Consents have not been obtained prior to 31 December 2020; or

(b)	if the Reorganisation Completion Obligation, pursuant to the provisions of clause 7.6, has not been satisfied prior to the Termination Date (disregarding for this purpose any Immaterial Reorganisation Default), in each case, within fifteen (15) Business Days after:

(i)	the date stated in (a) above (in the case of (a) above); or

(ii)	the Termination Date (in the case of (b) above).

Automatic termination upon Seller Default

5.5	This Agreement will automatically terminate upon the occurrence of a Seller Default. For the purposes of this clause, a “Seller Default” occurs if:

(a)	an Insolvency Event occurs in relation to any Seller or any member of the Sellers’ Group;

(b)	an event of default occurs under any of the Existing Debt Facilities, provided that there shall not be a Seller Default under this clause 5.5(b) due to an event of default in respect of which the requisite creditors under the applicable Existing Debt Facility have agreed to waive or have agreed to forbear from exercising remedies in respect thereof within five (5) Business Days of any Seller receiving notice of such event of default; or

(c)	if the Q2 Accommodations were obtained as contemplated by clause 5.1(b) above, the Principal Seller has not provided its Q2 Report prior to the time that is 30 minutes prior to the time at which any Q2 Accommodation expires or terminates (taking into account any further analogous Q2 Accommodations that have been obtained prior to that date which further extend the date of expiry or termination) (the “Second Q2 Deadline”), in each case unless waived in writing by the Buyer (in its discretion) in advance of the occurrence of such Seller Default.

Sellers to notify Buyer of termination

5.6	The Sellers shall give Notice to the Buyer that a Termination Event, Reorganisation Default Event or Seller Default has occurred as soon as reasonably practicable and in any event no later than two (2) Business Days following the occurrence of such event.

6.	Pre-Completion Obligations

Pre-Completion Conduct of Business

6.1	From the date of this Agreement until Completion, the Sellers shall comply with the obligations set out in Schedule 9.

Separation Schedules and Reorganisation

6.2	From the date of this Agreement (including after Completion, where applicable), the provisions of the Separation Schedules and Schedule 18 shall apply. The Sellers shall use their reasonable endeavours to procure that the Reorganisation is completed prior to Completion (or, if (a) clause 7.13 applies, or (b) an Immaterial Reorganisation Default has occurred and Completion has taken place pursuant to clause 7.6, as soon as reasonably practicable after Completion) in accordance with the Separation Steps Plans and the provisions of the Separation Schedules. The Sellers shall promptly (and acting in good faith) give Notice to the Buyer upon completion of the implementation of the Reorganisation and provide all documentation and information reasonably requested by the Buyer to enable the Buyer (acting reasonably) to be satisfied that the Reorganisation Completion Obligation has been satisfied.

Information and access

6.3	From the date of this Agreement until Completion, subject to applicable law and the Separation Schedules, the Sellers shall, taking into account commercial sensitivities, confidentiality obligations and legal privilege and, in each case, at the Buyer’s sole expense (provided that the Buyer shall not be responsible for the internal costs of the Sellers’ Group), use reasonable endeavours to procure that:

(a)	to the extent reasonably necessary to facilitate the Transaction (including in connection with the procurement of any W&I Policy or the Alma Matter Insurance Policy), the Reorganisation or the operation of the InfraCo Business after Completion, the Buyer and its Representatives are given reasonable access to the Senior Management Team and such other persons as may be reasonably required and to the statutory and/or formalised books and records of each of the Group Companies during normal business hours on any Business Day and upon reasonable notice;

(b)	the Buyer and their Representatives are given (i) updates every two weeks (to be prepared and provided by Akin Gump on behalf of the Sellers) as to the progress and outcomes of the ongoing audit and investigation in relation to the delay in the filing of the Principal Seller’s Q2 Report being carried out by the Principal Seller and its professional advisors (the “Q2 Audit”) and (ii) reasonable access to the Principal Seller’s Group Chief Financial Officer and its professional advisors (including Akin Gump and Ankura) in relation to the Q2 Audit; and

(c)	the Buyer is provided, as soon as reasonably practicable, such information regarding (i) the written statements provided by the Sellers under clause 3.4 and 3.8 and as may be reasonably requested by the Buyer to verify if the statements or are correct, and (ii) the Q2 Audit as may be reasonably requested by the Buyer; and

(d)	the Buyer is reasonably informed of any material discussions that take place between a member of the Sellers’ Group and (i) a counterparty to the Existing Debt Facilities or its advisers or (ii) any other material creditor of the Sellers’ Group or its advisers, from time to time, in each case provided that (i) the Sellers and the Group Companies shall not be required to take any action that would be reasonably likely to disrupt in any material respect the conduct and/or operations of the InfraCo Business, (ii) all access shall be arranged by such persons as may be designated from time to time by the Sellers and the Buyer; (iii) the Buyer shall not (and shall procure that none of its representatives shall) contact any officer, employee, representative, customer, supplier or other material business relation of the InfraCo Business in connection with this Agreement without the prior written consent of the Sellers and (iv) the Sellers shall be entitled to exclude or redact any confidential information contained in the books and records that does not relate exclusively to the InfraCo Business.

Filings and rectification

6.4	Subject to clause 6.5, as soon as reasonably practicable after the date of this Agreement and in any event prior to Completion, the Sellers shall use all reasonable endeavours to, at their own expense, procure that:

(a)	the Identified Employee is not a director, manager or officer of any Group Company;

(b)	the filings and rectification actions set out in Schedule 21; and

(c)	such other filings and rectification actions material in the context of the Transaction and agreed in writing by the parties acting reasonably between the date of this Agreement and Completion,

are made or taken by the relevant Group Company prior to Completion and provide evidence thereof to the Buyer as soon as reasonably practicable thereafter.

6.5	In accordance with clause 6.4, the Sellers shall use all reasonable endeavours to procure that the filings and rectification actions set out in line items 8-9 of the table in Schedule 21 (“The Netherlands Filings”) are made or taken by the relevant Group Company prior to Completion but, notwithstanding this obligation, the parties acknowledge and agree that it may not be practicable for The Netherlands Filings to be completed prior to Completion. In the event the Sellers, using all reasonable endeavours, cannot complete The Netherlands Filings prior to Completion, the Sellers shall: (i) provide an update to the Buyer of the current status of the Netherlands Filings at least two (2) Business Days prior to Completion; (ii) undertake to complete the Netherlands Filings as soon as reasonably practicable following Completion and (iii) indemnify and hold harmless the Buyer and/or the relevant Group Company (as applicable) against any Losses incurred by the Buyer and/or the relevant Group Company (as applicable) as a result of or in connection with the Netherlands Filings (including any failure to make The Netherlands Filings prior to any applicable deadline).

Undertakings in respect of existing financing arrangements

6.6	If and only to the extent that the Reorganisation or the Transaction would constitute (or would, with the expiry of any grace period, giving of notice and/or making of any determination, constitute) an “event of default” or similar event under any of the Existing Debt Facilities or any Capital Markets Debt without such consent, the Sellers shall, prior to commencing implementation of the Reorganisation, obtain consent to the Reorganisation and/or the Transaction by the requisite number of lenders or creditors under such Existing Debt Facility or any Capital Markets Debt (each, a “Lender Consent”) in writing and provide a copy to the Buyer promptly following receipt thereof. Prior to commencing implementation of the Reorganisation, the Sellers shall determine (acting reasonably and in good faith) whether any Lender Consent is required and give Notice to the Buyer of their determination together with all information and documentation necessary to allow the Buyer to evaluate such determination. In the event that the Sellers determine that any such Lender Consent is required, they shall provide updates to the Buyer on any material development in the process for obtaining such Lender Consent.

6.7	Subject to clause 6.8 below:

(a)	the Sellers shall procure that, on or prior to the Completion Date, each Group Company is Discharged from all Financial Indebtedness, any Guarantees and any Encumbrances (including any Existing Financial Indebtedness, Capital Markets Debt and InfraCo Security, and all Outstanding Seller Guarantees and Encumbrances are Discharged (and any related Financing Costs)); and

(b)	(without prejudice to the other remedies available to the Buyer) the Sellers shall indemnify the Buyer and the relevant members of the Buyer’s Group (including the Group Companies) against any and all Liabilities, Losses, costs, expenses and/or demands (including any Financing Costs) arising under or in connection with any Financial Indebtedness, any Guarantees and any Encumbrances (including any Existing Financial Indebtedness, Capital Markets Debt; InfraCo Security and Outstanding Seller Guarantees and Encumbrances), (and any related Financing Costs)) which are not irrevocably Discharged on or prior to Completion.

6.8	Clause 6.7 above shall not apply to the following:

(a)	RemainCo Security (which shall be Discharged or replaced in accordance with clause 10) and the Target Security (which shall be permitted or Discharged in accordance with clause 10);

(b)	the Microsoft Liens (which shall be permitted or Discharged in accordance with clauses 6.14 and 6.15);

(c)	any amounts owing from a Group Company to another Group Company under any Intercompany Loan Agreement;

(d)	any amounts owed under any Intra-group Debt; and

(e)	any liability in respect of any lease or hire purchase agreement that would meet the definition of a finance or capital lease as at the date of this Agreement and which (i) is Disclosed to the Buyer in folder 10.19.1. of the Data Room and (ii) is required for the purposes of the InfraCo Business following the Reorganisation,

6.9	The Sellers shall:

(a)	to the extent not previously Disclosed, deliver to the Buyer all relevant documentation related to any Existing Financial Indebtedness and any InfraCo Security as soon as reasonably practicable following the date of this Agreement and any other information or evidence that the Buyer may reasonably require in relation to the Existing Financial Indebtedness and the InfraCo Security;

(b)	upon entry into any Guarantee, Encumbrance, amendment, supplement, accession, waiver, consent, release, or other material document by a Group Company after the date of this Agreement (including in relation to any Existing Financial Indebtedness and any InfraCo Security but excluding any Intra-group Debt or Intercompany Agreements) or any Successor Agreement:

(i)	notify the Buyer within three (3) Business Days thereof; and

(ii)	within three (3) Business Days thereof deliver to the Buyer copies of all such documents related to such amendment, supplement, accession, Guarantee, Encumbrance, waiver, consent, release, Successor Agreement or other material document;

(c)	upon entry into any Capital Markets Debt and any related Encumbrances or Guarantees:

(i)	within three (3) Business Days thereof notify the Buyer of such Capital Markets Debt and any related Encumbrances or Guarantees; and

(ii)	within three (3) Business Days thereof deliver to the Buyer copies of all documents related to such Capital Markets Debt and any related Encumbrances or Guarantees;

(d)	promptly notify the Buyer of any material event of default or acceleration event under or in connection with any Existing Debt Facilities or any Capital Markets Debt (giving reasonably details); and

(e)	keep the Buyer reasonably informed of the proposed process for the Discharge of (i) the Existing Financial Indebtedness, (ii) the Capital Market Debts (if any), (iii) the InfraCo Security and (iv) any Outstanding Seller Guarantees and Encumbrances, including procuring such evidence as the Buyer may reasonably require as to the release of previous Encumbrances or Guarantees (and any filing or other action necessary or advisable in connection therewith) (together, the “Releases”).

6.10	The Sellers and the Buyer shall cooperate (each acting reasonably) in respect of any comments that the Buyer (or their advisers) may have on the Sellers’ proposals and proposed timetable in respect of obtaining creditor consent to the Reorganisation and/or the Transaction, to the extent such consent is otherwise required by the terms of this Agreement.

6.11	The Sellers shall use reasonable efforts to deliver to the Buyer no later than sixty (60) days prior to the Completion Date initial drafts of documentation relating to the Releases (including, but not limited to, pay-off letters, deeds of release, prepayment and redemption notices, escrow agreements, in each case, to the extent necessary or advisable to effectuate the Release, and any other document necessary or advisable to effect or complete each Release in full) (the “Release Documents”) and any other documents or evidence reasonably required by the Buyer in order to confirm the sufficiency of such documents, provided, however that, to the extent any Group Company incurs Capital Markets Debt after the date of this Agreement, the Sellers shall provide draft Release Documents with respect thereto as soon as practicable and in any event no later than five (5) days Business Days following the entry into such Capital Markets Debt.

6.12	The Sellers shall provide all reasonably required cooperation and assistance to the Buyer and the other parties to the Release Documents:

(a)	to agree the final forms of the Release Documents and any other documents that the Buyer reasonably requires relating thereto (including, without limitation, supplying contact details for the relevant counterparties and such other information as may be required by either party from time to time and incorporating any such reasonable comments as the Buyer (or their providers of financing) may have thereon); and

(b)	to the termination, redemption, prepayment, repayment, closing out, discharge, release, transfer, cash collateralisation (or other similar actions) in respect of the Existing Financial Indebtedness, Capital Markets Debt (if any), InfraCo Security and Outstanding Seller Guarantees and Encumbrances in order to ensure (i) all Existing Financial Indebtedness, Capital Markets Debt (if any) and InfraCo Security of any Group Company is Discharged on or prior to the Completion Date and (ii) all Outstanding Seller Guarantees and Encumbrances are Discharged, provided that (without prejudice to any obligation of the Seller to (i) procure each Group Company is Discharged from any Financial Indebtedness, any Guarantees (other than the Target Security) and any Encumbrances and (iii) to procure the Discharge of any Outstanding Seller Guarantees and Encumbrances) no action or otherwise shall be required to be taken to the extent that such action would result in the termination of the Credit Agreement or High Yield Indenture at any time.

6.13	The Sellers shall:

(a)	procure that the agreed forms of Release Documents (in forms satisfactory in form and substance to the Buyer (acting reasonably)) are executed by all signatories thereto and shall deliver such executed Release Documents to the Buyer by no later than 5 p.m. (London time) on the fifth (5th) Business Day prior to the Completion Date; and

(b)	take all such other actions as the Buyer may reasonably request for the purpose of: (i) giving effect to the Release Documents and the transactions contemplated by this clause 6.13 (including any necessary steps that may only be undertaken post-Completion); (ii) providing any evidence that providers of financing to the Buyer may require as to the status or release of any Encumbrance over the shares in, or assets of, any Group Company or any Guarantees (other than any Target Security) or Financial Indebtedness to which a Group Company is subject; and (iii) satisfying any obligation under the Buyer’s Financing Documents.

6.14	Prior to Completion, the Sellers shall:

(a)	use all reasonable endeavours to facilitate discussions and provide support to Microsoft and the Buyer’s Group in connection with the discharge of any existing arrangements under the Microsoft Liens and the entry into replacement arrangements required under or in connection with the Microsoft Liens on or prior to Completion (together, the “Microsoft Documents”), including but not limited to agreeing the final forms of any replacement Microsoft Documents; and

(b)	provide all reasonably required information, cooperation and assistance to the Buyer and the other relevant parties (including any Group Company or any third party) in relation to any arrangements to be implemented under the Microsoft Documents prior to, on or following the Completion Date.

6.15	The Sellers shall procure that the agreed forms of Microsoft Documents are executed by all signatories thereto (other than the Buyer) and delivered to the Buyer by no later than 5 p.m. (London time) on the fifth (5th) Business Day prior to the Completion Date and shall take all such other actions as the Buyer may reasonably request for the purpose of giving effect to the Microsoft Documents and the transactions contemplated thereby.

6.16	For the avoidance of doubt, the provisions of clauses 6.9 through to 6.15 shall not apply to the Intra-group Debt, the Intercompany Loan Agreements, the Target Security and the RemainCo Security.

6.17	To the extent not previously Disclosed prior to the date of this Agreement, the Sellers shall (to the extent such documentation is available) at the latest forty five (45) Business Days prior to Completion deliver to the Buyer copies of any Intercompany Loan Agreements and any Intra-Group Debt entered into prior to the date of this Agreement and outstanding as at the time of delivery of the relevant documentation.

6.18	Upon entry into any new Intercompany Loan Agreement or any new Intra-Group Debt by any Group Company (or any amendment, supplement, accession, waiver, consent, release, or other material document related to such Intercompany Loan Agreement or such Intra-Group Debt (as applicable)) by a Group Company after the date of this Agreement (including in relation to or as part of the Reorganisation), the Sellers shall within thirty (30) Business Days:

(a)	notify the Buyer; and

(b)	deliver to the Buyer copies of such Intercompany Loan Agreement, such Intra-Group Debt or all such documents (if available) related to any such amendment, supplement, accession, waiver, consent, release, Successor Agreement or other material document related to such Intercompany Loan Agreement or such Intra-Group Debt (as applicable).

6.19	For the purpose of clauses 6.17 and 6.18 above, any notices and documents shall be deemed validly delivered if sent by or on behalf of the Sellers in accordance with clause 29.

6.20	To the extent the Buyer considers it in the best interest of the InfraCo Business that any Intercompany Loan Agreement is discharged and the amounts outstanding under it are repaid prior to Completion, the Sellers shall consider the Buyer’s proposal in this respect in good faith, however, for the avoidance of doubt, the Sellers shall be under no obligation to procure that any such Intercompany Loan Agreements are discharged and repaid prior to Completion.

6.21	The Sellers shall procure that, prior to or concurrently with Completion, all commitments under any Group Company Cross-Perimeter Loans are cancelled in full such that there are no on-going obligations for any Group Company to lend to any RemainCo Company. The Sellers shall procure that, following Completion, all outstanding or accrued liabilities or obligations owed by a member of the Sellers’ Group (other than a Group Company) to a Group Company as at the Completion Time in respect of intra-group trading activity and the provision of services, facilities and benefits between them (including any interest and VAT thereon, but excluding any item which falls to be included in calculating the Intra-Group Financing Receivables) shall be settled in the ordinary and usual course of business.

InfraCo MSA, GTT MSA, InfraCo IP Assignment Agreement and RemainCo IP Assignment Agreement

6.22	The parties agree that the InfraCo MSA and GTT MSA are all integral parts of the Transaction.

6.23	The InfraCo IP Assignment Agreement, the RemainCo IP Assignment Agreement and the Licence Agreement are each in agreed form as at the date of this Agreement save that it is acknowledged that the parties’ lawyers have not had a sufficient opportunity to clarify the drafting or, additionally in respect of the InfraCo IP Assignment Agreement and the RemainCo IP Assignment Agreement only, a reasonable opportunity to obtain tax advice in respect of them and/or legal advice in respect of the local intellectual property laws governing the rights that are the subject of them. The parties shall: (i) cooperate to agree amendments to these agreed form agreements between the date of this Agreement and Completion provided that any amendments shall not conflict with the scope of the InfraCo Assets and RemainCo Assets set out in Schedule 10; and (ii) in respect of the InfraCo IP Assignment Agreement and the RemainCo IP Assignment Agreement, also provide comments on and propose minimum modifications to the operative provisions contained in the agreed forms of each of those agreements as necessary, and subject to clause 6.24, to reflect any mandatory legal requirements to lawfully effect the assignment mechanism in any relevant jurisdiction or to address any adverse tax consequences, in each case, as soon as reasonably practicable after the date of this Agreement. Notwithstanding anything to the contrary in this provision, under no circumstances may any comments, proposals or modifications to the agreed form InfraCo IP Assignment Agreement, RemainCo IP Assignment Agreement or Licence Agreement: (i) affect the intent and purpose of those agreements; or (ii) otherwise prevent or delay the Reorganisation. The parties, acting reasonably and in good faith, agree to consider such comments and modifications and, subject to clause 6.24, to reflect agreed changes in the forms of the agreements (and the forms of such agreements, as modified in accordance with this clause 6.23, shall be the agreed forms to be entered into at Completion in accordance with Schedule 4).

6.24	As soon as reasonably practicable after the date of this Agreement and, in any event prior to Completion, in respect of the registered Intellectual Property Rights (excluding domain names and social media accounts) that are the subject of the InfraCo IP Assignment Agreement and the RemainCo IP Assignment Agreement, the Sellers shall:

(a)	prepare local law compliant assignments (including, where necessary, on a country-by-country basis) and any registry forms for the recordal of change of title, provided that if any local law formalities require any assignment to substantively deviate from the content of the InfraCo IP Assignment Agreement or the RemainCo IP Assignment Agreement (as relevant) in the form that it exists as at the date of this Agreement, the parties shall, acting reasonably and in good faith, consider any such deviations to agree forms of assignment that comply with local law formalities; and

(b)	ensure that any local law formalities for the proper and valid execution of each local law compliant assignment, and its respective registry forms for the recordal of change of title, are arranged to be carried out on Completion.

Each agreed form local law compliant assignment, and its respective registry forms for the recordal of change of title, agreed pursuant to this clause 6.24 shall be deemed to be an InfraCo IP Assignment Agreement or a RemainCo IP Assignment Agreement (as relevant) to be entered into at Completion in accordance with Schedule 4.

6.25	The schedules to the RemainCo IP Assignment Agreement relating to Assigned Rights and Excluded IP (each as defined therein) and the schedule of Transferring IP Rights are each in agreed form as at the date of this Agreement save that, it is acknowledged that the parties have not had a reasonable opportunity to ensure that the details of the Owned Names and Assigned Rights (as defined in the RemainCo IP Assignment Agreement) have been correctly and accurately incorporated into the relevant schedules or to resolve the discrepancies set out in paragraph 1.9 of Schedule 15. The parties agree and acknowledge that prior to Completion, the schedules to the RemainCo IP Assignment Agreement can be amended as required solely for the purposes of ensuring that the schedules accurately reflect up-to-date details of the Sellers’ Trade Marks to be transferred by, and the Owned Names to be excluded from the transfer to, the relevant Group Company to the relevant member of the Sellers’ Group (excluding the Group Companies) in accordance with the RemainCo IP Assignment Agreement and in particular to resolve the discrepancies set out in paragraph 1.9 of Schedule 15.

Escrow

6.26	The provisions of Schedule 22 shall apply from the date of this Agreement.

KPMG VDD Reports

6.27	The Sellers shall:

(a)	deliver to KPMG a management representation letter signed on behalf of the Principal Seller in connection with the KPMG VDD Reports; and

(b)	use reasonable endeavours to procure that KPMG prepares, updates, finalises and delivers to the Sellers the KPMG VDD Reports,

in each case, as soon as reasonably practicable after the date of this Agreement and in any event no later than 31 January 2021 (the “KPMG VDD Reports Deadline”).

Alma Matter Insurance Policy

6.28	The Buyer shall use reasonable endeavours to procure an insurance policy in respect of the Alma Matter (the “Alma Matter Insurance Policy”). The Buyer shall be responsible for all costs and expenses in connection with procuring the Alma Matter Insurance Policy.

Auction NDAs

6.29	No later than twenty five (25) Business Days following the date of this Agreement, (a) the Sellers shall, or shall cause the relevant members of the Sellers’ Group to, serve a “return or destroy” notice or equivalent to each counterparty under each Auction NDA and (b) the Principal Seller shall deliver to the Buyer a certificate duly executed by an officer or legal counsel of the Principal Seller confirming compliance with the requirement in limb (a).

7.	Completion

7.1	Subject to the remainder of this clause 7, Completion of the sale and purchase of the Shares shall take place on:

(a)	the later to occur of:

(i)	the date falling twenty (20) Business Days after the date on which the last Condition is satisfied; and

(ii)	the date that is forty five (45) Business Days after the date on which the updated KPMG VDD Reports are delivered to the Buyer in accordance with clause 6.28; or

(b)	such other date and/or at such other time and place as the Sellers’ Representative and the Buyer may agree.

7.2	On Completion, the Sellers and the Buyer shall perform, or procure the performance of, their respective obligations in relation to the sale and purchase of the Shares simultaneously and in accordance with and as set out in Schedule 4.

7.3	The Sellers hereby confirm that: the Sellers’ Solicitors are irrevocably authorised by the Sellers to receive payment of the Consideration (including the Initial Purchase Price and any adjustment amounts pursuant to clause 3.12 on the Sellers’ behalf and the receipt by the Sellers’ Solicitors of the relevant amounts shall be a sufficient discharge for the Buyer of its obligations under clause 7.2 and clause 3.12(a) and the Buyer shall not be concerned to see to the application thereof or be responsible for the further distribution from the Sellers’ Solicitors to each Seller.

7.4	If:

(a)	as at the date that all the Conditions have been satisfied or waived, the Release Documents are not in a form satisfactory to the Buyer (acting reasonably) or executed Release Documents (in a form satisfactory to the Buyer (acting reasonably)) have not been delivered to the Buyer in accordance with 6.13(a), the Buyer shall (prior to deferring Completion pursuant to clause 7.4(b)) set a new time for Completion, which shall be ten (10) Business Days after the date on which the Sellers deliver executed Release Documents (in a form satisfactory to the Buyer (acting reasonably)) pursuant to clause 6.13(a); and/or

(b)	prior to or at the moment on which Completion is to be effected, for any reason either the Sellers or the Buyer does not do or does not procure to be done all those things set out in relation to it or its Group in Schedule 4 (the “Defaulting Party”), the Sellers (in the event the Defaulting Party is a Buyer) or the Buyer (in the event the Defaulting Party is any of the Sellers) may elect (in addition and without prejudice to all other remedies available to them) to either:

(i)	unilaterally set a new time for Completion, not being more than five (5) Business Days later than the original date planned for Completion (a “Deferred Completion”), in which case this clause 7.4 shall also apply to such Deferred Completion, or

(ii)	effect Completion as far as practicable (without in any way limiting the other party’s rights or remedies under this Agreement or by law, to, amongst other things, claim for damages).

7.5	If, at the moment on which the Deferred Completion is to be effected, for any reason either the Sellers or the Buyer has not done or have not procured to be done those things listed in: (i) paragraphs 1.1, 1.2, 1.4, 1.8, 1.10, 1.11 and 1.13 of Part 1 of Schedule 4 and in clauses 6.6 and 6.7 in case of the Sellers, and (ii) paragraphs 1.14, 1.15 and 1.16 of Part 2 of Schedule 4 in case of the Buyer (the “Material Completion Obligations”), the Sellers (in the event the Defaulting Party is the Buyer) or the Buyer (in the event the Defaulting Party is any of the Sellers) may (in addition and without prejudice to all other remedies available to it) terminate this Agreement.

7.6	If, on the date on which the last of the Conditions is satisfied, for any reason the Reorganisation (other than Future System Milestone Completion) has not been implemented and completed in accordance with clause 6.2 (disregarding for this purpose any Immaterial Reorganisation Default) (the “Reorganisation Completion Obligation”), the Completion Date shall, subject to clause 7.7 and unless the parties agree otherwise in writing, be automatically deferred until after the Reorganisation Completion Obligation has been satisfied or such shorter period as agreed by the parties in writing (the “Extension Period”). During the Extension Period (i) clause 6.2 shall continue to apply to the Sellers, (ii) the parties shall work together in good faith to satisfy the Reorganisation Completion Obligation so that Completion can take place as soon as possible, and (iii) the Sellers shall provide such information and supporting documentation as is reasonably requested by the Buyer for the purpose of this clause 7.6. Where this clause applies, the parties agree to proceed to Completion as soon as possible following satisfaction of the Reorganisation Completion Obligation, provided that Completion shall not (unless otherwise agreed by the parties in writing) take place less than ten (10) Business Days following satisfaction of the Reorganisation Completion Obligation.

7.7	Subject to clauses 7.8 and 7.10 or any agreement in writing between the parties to the contrary, if the Reorganisation Completion Obligation has not been satisfied on or before the Termination Date, this Agreement shall automatically terminate (unless the parties have agreed otherwise in writing on or prior to the Termination Date).

7.8	If it becomes reasonably apparent that the Reorganisation Completion Obligation will not or cannot be satisfied by the Termination Date, the Buyer or (subject to the following sentence) the Sellers may resolve (in their respective sole discretion) to terminate this Agreement by giving Notice thereof to the Sellers (in the case of termination by the Buyer) or the Buyer (in the case of termination by the Sellers) (in addition and without prejudice to all other remedies available to the parties under the Transaction Documents).

7.9	The Sellers shall not be entitled to terminate this Agreement under this clause 7.8(a) if the Reorganisation Completion Obligation has not been satisfied as a direct or indirect result of a deliberate, negligent or material breach of this Agreement by any Seller or any other deliberate or negligent act or deliberate or negligent omission of any Seller and (b) unless the Sellers have given not less than ten (10) Business Days’ Notice of termination under this clause and the Buyer has not elected to proceed to Completion within ten (10) Business Days of receipt of that Notice (in which case, this Agreement shall terminate upon the expiry of that ten (10) Business Day period).

7.10	The Buyer may:

(a)	at any time during the Extension Period; or

(b)	within ten (10) Business Days’ of the Sellers’ Notice of termination under clause 7.8,

elect to waive the Reorganisation Completion Obligation, in which case Completion shall take place as soon as possible following such waiver, provided that Completion shall not (unless otherwise agreed by the parties in writing) take place less than ten (10) Business Days following the waiver of the Reorganisation Completion Obligation.

7.11	For the purpose of this Agreement, the Reorganisation Completion Obligation shall be considered to have been satisfied only if the Reorganisation has been implemented and completed in accordance with clause 6.2 (disregarding for this purpose any Immaterial Reorganisation Default), and without prejudice to the foregoing and without limitation, the Reorganisation Completion Obligation shall not be considered to have been satisfied unless:

(a)	the Group Companies hold or otherwise have the benefit of all InfraCo Assets (including, subject to (b) below, any InfraCo Contracts and, subject to 7.11(c) below, InfraCo Business Licences) in the manner in which the Group Companies are intended, pursuant to the terms of the Transaction Documents upon completion of the Reorganisation, to hold or otherwise have the benefit of such InfraCo Assets as contemplated by the Transaction Documents (disregarding for this purpose any Immaterial Reorganisation Default);

(b)	the Group Company holds or otherwise have the benefit of:

(i)	InfraCo Contracts that generate in aggregate a MRR equal to 90% of the aggregate amount of revenue generated by the InfraCo Contracts as determined by reference to MMR in the last full calendar month immediately prior to the date on which the Reorganisation Completion Obligation is being assessed) being held:

(A)	as Existing InfraCo Contracts;

(B)	in the case of the InfraCo Part of the Shared RemainCo Contracts and the InfraCo Part of the Shared InfraCo Contracts, under an agreement or arrangement that complies with the requirements of paragraph 1.1 or 3.1 respectively of Schedule 11 and with Contract Authorisation having been obtained for such agreement or arrangement; or

(C)	in the case of Transferring InfraCo Contracts, pursuant to an effective assignment or transfer that complies with paragraph 2.1 of Schedule 11 and with Contract Authorisation having been obtained for such assignment or transfer,

(ii)	RemainCo Contracts that generate in aggregate a MRR equal to 90% of the aggregate amount of revenue generated by the RemainCo Contracts as determined by reference to MMR in the last full calendar month immediately prior to the date on which the Reorganisation Completion Obligation is being assessed), being held:

(A)	as Existing RemainCo Contracts;

(B)	in the case of the RemainCo Part of the Shared InfraCo Contracts and the RemainCo Part of the Shared RemainCo Contracts, under an agreement or arrangement that complies with the requirements of paragraph 2.1 1.1 or 4.1 respectively of Schedule 11 and with Contract Authorisation having been obtained for such agreement or arrangement; or

(C)	in the case of Transferring RemainCo Contracts, pursuant to an effective assignment or transfer that complies with paragraph 4.1 of Schedule 11 and with Contract Authorisation having been obtained for such assignment or transfer;

(c)	all PoP Contracts have been transferred with Contract Authorisation having been obtained in accordance with paragraph 15.1 of Schedule 11;

(d)	the Group Companies hold or have the benefit of (including pursuant to the terms of the Transaction Documents) all the InfraCo Business Licences upon completion of the Reorganisation as contemplated by the Transaction Documents;

(e)	it is legally permissible for the Parties to proceed to Completion; and

(f)	CMD Milestone Completion has occurred.

7.12	For the purpose of clause 7.11(a) above (but not any other part of clause 7.11), a Group Company shall not be deemed to hold or otherwise have the benefit of any InfraCo Contract in the manner in which the Group Companies are intended, pursuant to the terms of the Transaction Documents upon completion of the Reorganisation, to hold or otherwise have the benefit of such InfraCo Assets as contemplated by the Transaction Documents unless:

(a)	that InfraCo Contract is an Existing InfraCo Contract or a Shared InfraCo Contract;

(b)	in the case of a Shared RemainCo Contract, either (A) an arrangement is in place in accordance with paragraph 1.1 of Schedule 11 or (B) the Seller’s Group is, has been and will be operating the InfraCo Part of the Shared RemainCo Contract in accordance with paragraph 1.2 of Schedule 11 from Completion and, if required, Contract Authorisation of the counterparty/ies to the relevant Shared RemainCo Contract under paragraph 1.3 of Schedule 11 has been obtained or is reasonably expected to be obtained prior to the Contract Long Stop Date, but not if an alternative solution is required under paragraph 1.3(b) of Schedule 11 but has not been achieved and is not reasonably expected to be achieved prior to the Contract Long Stop Date; or

(c)	in the case of a Transferring InfraCo Contract, either (A) the benefit and/or burden has been assigned or transferred to the relevant Group Company (if required, with Contract Authorisation of the other counterparty/ies to the relevant Transferring InfraCo Contract in accordance with paragraph 2.1 of Schedule 11) or (B) the Seller’s Group is, has been and will from Completion be performing its obligations in accordance with paragraphs 2.2 and 2.3 of Schedule 11 and, if required, Contract Authorisation of the counterparty/ies to the relevant Transferring InfraCo Contract has been obtained or is reasonably expected to be obtained prior to the Contract Long Stop Date, but not if an alternative solution is required under paragraph 2.3(e) of Schedule 11 but has not been achieved and is not reasonably expected to be achieved prior to the Contract Long Stop Date, and subject in each case to (1) such InfraCo Contract being in force and effect, except where such InfraCo Contract has terminated in accordance with its terms, and (2) no counterparty to such InfraCo Contract having given notice to terminate such InfraCo Contract, except to exercise termination rights in accordance with its terms; and

(d)	7.11(a) above, a Group Company shall be deemed to hold or otherwise have the burden of any RemainCo Contract otherwise than in the manner in which the Group Companies are intended or pursuant to the terms of the Transaction Documents, upon completion of the Reorganisation, not to hold or otherwise have the burden of such RemainCo Contract as contemplated by the Transaction Documents if:

(i)	in the case of a Shared InfraCo Contract, either (A) an arrangement is not in place in accordance with paragraph 3.1 of Schedule 11; or (B) the Seller’s Group is not, has not been and/or will not be operating the RemainCo Part of the Shared InfraCo Contract in accordance with paragraph 3.2 of Schedule 11 from Completion, and, if required, Contract Authorisation of the counterparty/ies to the relevant Shared InfraCo Contract under paragraph 3.3 of Schedule 11 has not been obtained and is not reasonably expected to be obtained prior to the Contract Long Stop Date and where an alternative solution is required under paragraph 3.3 of Schedule 11 but has not been achieved and is not reasonably expected to be achieved prior to the Contract Long Stop Date; or

(ii)	in the case of a Transferring RemainCo Contract, either (A) the burden has not been assigned or transferred to the relevant member of the Sellers’ Group (if required, with Contract Authorisation of the counterparty/ies to the relevant Transferring RemainCo Contract in accordance with paragraph 4.1 of Schedule 11) or (B) the Seller’s Group is not, has not been and/or will not from Completion be performing its obligations in accordance with paragraphs 4.2 and 4.3 of Schedule 11 from Completion, and, if required, Contract Authorisation of the counterparty/ies to the relevant Transferring RemainCo Contract has not been obtained and is not reasonably expected to be obtained prior to the Contract Long Stop Date, and also where an alternative solution is required under paragraph 4.3(f) of Schedule 11 but has not been achieved and is not reasonably expected to be achieved prior to the Contract Long Stop Date, and including in each case (1) if such RemainCo Contract is not in force and effect, except where such RemainCo Contract has terminated in accordance with its terms, and also (2) if a counterparty to such RemainCo Contract has given notice to terminate such RemainCo Contract, except to exercise termination rights in accordance with its terms

7.13	If the parties proceed to Completion pursuant to clause 7.10 notwithstanding that the Reorganisation Completion Obligation has not been satisfied:

(a)	the Sellers shall (without affecting any other rights or remedies available to the Buyer), unless otherwise requested by the Buyer, use all reasonable endeavours to procure (at their own cost) that the Reorganisation Completion Obligation is fulfilled and any Immaterial Reorganisation Default is remedied as soon as practicable following Completion and in any event within three (3) calendar months after and excluding the Completion Date or such other date as may be agreed between the parties in writing;

(b)	until satisfaction of the Reorganisation Completion Obligation and any Immaterial Reorganisation Default have been remedied (and, for the avoidance of doubt, thereafter in accordance with their terms), the provisions of the Separation Schedules shall continue to apply to the extent not already satisfied prior to Completion; and

(c)	the Buyer shall, if it makes a request under clause 7.13(a) above, provide such assistance and take such steps as the Sellers may reasonably request to enable the Sellers to comply with their obligations under that clause.

7.14	Subject at all times to clauses 7.6 to 7.13 above in respect of the Reorganisation Completion Obligation, if the Defaulting Party complies with all its Material Completion Obligations, but fails to comply with any other obligation set out in Schedule 4 that is not a Material Completion Obligation, then the Sellers (in the event the Defaulting Party is a Buyer) or the Buyer (in the event the Defaulting Party is any of the Sellers) shall be required to proceed to Completion and, to the extent that any such obligation is not complied with at Completion, the Defaulting Party shall (without affecting any other rights and remedies available to any other party) use all reasonable endeavours to procure that such obligation is fulfilled as soon as practicable following Completion and in any event within three (3) calendar months after and excluding the Completion Date.

7.15	If this Agreement terminates in accordance with clause 4.24, 5.1, 5.4, 5.5, 7.5, 7.7 or 7.8 save for the Surviving Provisions, all of the provisions of this Agreement shall lapse and cease to have effect (provided that neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation falling due for performance prior to such lapse and cessation).

8.	Sellers’ Warranties and Indemnity

8.1	The Sellers jointly and severally warrant to the Buyer in terms of the Title Warranties as at the date of this Agreement and immediately before Completion (by reference to the facts and circumstances existing on such date and as if references in the Titles Warranties to “the date of this Agreement” were references to the Completion Date), subject to the exclusions, limitations and qualifications set out in this, clause 24, clause 25 and Part 1 of Schedule 6.

8.2	The Principal Seller warrants to the Buyer in terms of the Business Warranties as at the date of this Agreement and immediately before Completion (by reference to the facts and circumstances existing on such date and as if references in the Business Warranties to “the date of this Agreement” were references to the Completion Date), subject to:

(a)	the exclusions, limitations and qualifications set out in this clause 8, clause 24, clause 25 and Part 1 of Schedule 6;

(b)	any matter Disclosed in the Disclosure Documents;

(c)	in respect of the Business Warranties when warranted immediately before Completion, any matter Disclosed in the Completion Disclosure Letter but only to the extent that such matter occurred after the date of this Agreement; and

(d)	any matter referred to or provided for under the terms of this Agreement or any other Transaction Document.

8.3	To the extent any of the Business Warranties is qualified by the expression “so far as each of the Sellers is aware” such awareness shall be confined to the actual knowledge of each Seller having made reasonable enquiries of the Senior Management Team, Steven Berns, Mike Winston, Stefan Hofland, Frederique Arnold (in respect of the Business Warranties at paragraphs 10 (Employees ) and 11 (Pensions) of Schedule 5 only) and Donna Granato (in respect of the Business Warranties at paragraphs 2 (Accounts), 3 (Events since the Accounts Date) and 12 (Properties) of Schedule 5 only).

8.4	The Business Warranties contained in paragraphs 7, 12, 13, 14 and 15 of Schedule 5 shall be deemed to be given in respect of the InfraCo Business as a whole (whether carried on by a Group Company or a RemainCo Company as at the date of this Agreement) and not just in respect of the Group Companies.

8.5	Each Warranty shall be separate and independent and, save as expressly provided, shall not be limited by reference to any other Warranty.

8.6	For the avoidance of doubt, except to the extent expressly stated in the Business Warranties, no warranty, express or implied, is given in relation to any information or expression of opinion, intention or expectation or any forecast or projection contained or referred to in the Disclosure Documents.

8.7	The Buyer covenants with the Sellers that any W&I Policy will include an express waiver of any rights of subrogation against each Seller (except in the event of fraud by that Seller).

8.8	The Buyer covenants with the Sellers that, following procurement of any W&I Policy, it will not agree to any amendment or variation of the W&I Policy (or do anything which has a similar effect) to the extent that the liability of the Sellers thereunder or under the Warranties in this Agreement will be increased as a result of such amendments or variation.

8.9	Except in the case of fraud and as against any individual or entity who has acted fraudulently, the Buyer agrees and undertakes with the Sellers that, other than pursuant to the terms of this Agreement:

(a)	neither they nor any other member of the Buyer’s Group has any rights against, and will waive and shall not make any claim against, any employee, director, officer, adviser or agent of any of the Sellers or any of its Affiliates on whom the Buyer may have relied before agreeing to any term of this Agreement or before entering into this Agreement; and

(b)	it will procure that as from Completion, each Group Company grants full discharge from liability to each of the directors and officers of each Group Company in relation to any period prior to Completion and waives and does not make any claims against any such person.

8.10	The Sellers shall indemnify and hold harmless the Buyer and/or the relevant Group Company (as applicable) against any Losses incurred by the Buyer and/or the relevant Group Company (as applicable) directly as a result of or in connection with the Reorganisation (including any failure by the Sellers to comply with their obligations under this Agreement in respect of the Reorganisation but excluding any Losses or obligations in respect of or relating to Tax) (the “Reorganisation Indemnity”).

8.11	The Principal Seller shall prepare and provide to the Buyer no later than five (5) Business Days prior to the Completion Date a first draft of the Completion Disclosure Letter, which shall include all specific disclosures which the Principal Seller proposes to include as at that date and copies of all documents to be annexed thereto, and shall thereafter provide updated drafts regularly until provision of the final version on the Completion Date.

8.12	Save in the case of fraud and except as expressly agreed otherwise under the Transaction Documents, conditional on Completion each Seller (for itself and on behalf of each member of the Sellers’ Group) undertakes to each member of the Buyer’s Group and to the Group Companies and their respective directors, officers, employees and agents to waive any rights, remedies or claims which it or any member of the Seller’s Group may have against such directors, officers, employees and agents of any member of the Buyer’s Group or any Group Company, including but not limited to rights, remedies or claims in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by a Group Company or its directors, officers, employees or agents.

9.	Buyer Warranties and Undertakings

9.1	The Buyer warrants to each of the Sellers in terms of the Buyer Warranties as at the date of this Agreement and immediately before Completion (by reference to the facts and circumstances existing on such date and as if references in the Buyer Warranties to “the date of this Agreement” were references to the Completion Date).

9.2	The Buyer warrants to each Seller that it is not actually aware of any fact or circumstance that may allow it to bring a Claim of any nature against any Seller. For the purposes of this clause and Schedule 6, the actual awareness of the Buyer shall consist only of those matters of which Gautam Bhandari, Mohamed El Gazzar, Alexander Metelkin and Enrico Del Prete are actually aware as at the date of this Agreement but not any imputed or implied knowledge or awareness he or she may have had.

9.3	The Buyer acknowledges and agrees that:

(a)	it has performed, with the assistance of professional advisers, a due diligence investigation with respect to the Shares, the Group Companies and the InfraCo Business (the “Due Diligence Investigation”); and

(b)	for the purposes of the Due Diligence Investigation, the Buyer has had (and its advisors have had) sufficient opportunity to review any and all information made available to the Buyer and its advisers, by having had, among other things:

(i)	access to the Data Room;

(ii)	the opportunity to submit questions and to receive answers from the Sellers on any matter that the Buyer deemed proper and necessary for the purpose of entering into the Transaction; and

(iii)	access to the Senior Management Team.

9.4	In the event the Buyer enters into Buyer Financing Documents after the date of this Agreement:

(a)	the Buyer undertakes prior to Completion (a) not to agree waive its rights under, change, amend, assign or otherwise modify or terminate any of the Buyer Financing Documents in a manner that would materially prejudice Completion; or (b) to use the Funds for any purpose other than as contemplated by the Buyer Financing Documents, in each case including the financing of its obligations as contemplated in this Agreement;

(b)	the Buyer will prior to Completion:

(i)	keep the Sellers informed of material developments in respect of any equity financing process related to the Transaction; and

(ii)	give the Sellers’ Representative prompt written notice of any of material event of default by any party to the Buyer Financing Documents (or any circumstances which could give rise to such material event of default) of which the Buyer becomes aware and which would be reasonably likely to materially prejudice Completion; and

(c)	the Buyer will (and shall procure that each other member of the Buyer’s Group that is party to the Buyer Financing Documents will):

(i)	take all actions within its sole control required to draw down the Funds and enabling it to make all payments due to be made pursuant to clause 3, clause 7 and Schedule 4 of this Agreement; and

(ii)	not, and will procure that no other member of the Buyer’s Group shall, take any action or fail to take any action which would be reasonably likely to materially prejudice the ability of the Buyer to draw down the Funds on Completion in order to comply with its obligations under this Agreement.

10.	Corporate Guarantees

10.1	The Sellers:

(a)

(i)	shall procure that any RemainCo Security is discharged (and shall ensure that any RemainCo Security remains valid and effective (unless replaced by an equivalent RemainCo Security) until it is discharged) on the date of Completion (and shall renew or replace any RemainCo Security that would otherwise lapse prior to then); and

(ii)	shall not, and shall ensure than any RemainCo Company shall not, do anything that would give rise to a material breach of the terms of any RemainCo Security,

in each case to the extent that any such RemainCo Security is required by the Group Companies or the InfraCo Business; and

(b)	shall not discharge, or do anything that would give rise to a material breach of the terms of, any Target Security without the prior written consent of the Buyer and otherwise in accordance with this clause 10, and shall procure that any Target Security remains valid and effective on (and shall procure that any Target Security that would otherwise lapse on or prior to) the date of Completion be renewed or replaced unless otherwise instructed in writing by the Buyer and in each case to the extent that any such Target Security is required by the Group Companies or the InfraCo Business.

10.2	As soon as reasonably practicable following the date of this Agreement (and in any event no later than three (3) calendar months from the date of this Agreement), the Sellers shall:

(a)	to the extent not previously Disclosed, deliver to the Buyer all relevant documentation related to any RemainCo Security (including, but not limited, to documentation in relation to the relevant Secured RemainCo Contracts); and

(b)	provide any other information or evidence reasonably requested by the Buyer in relation to the RemainCo Security, including contact details for the relevant beneficiaries and any other information or evidence reasonably required from time to time.

10.3	The Sellers shall use all reasonable endeavours to arrange for the RemainCo Security to be terminated and discharged in full upon delivery by the Buyer of such replacements of the RemainCo Security as the Buyer may agree with the counterparties to each Secured RemainCo Contract (the “RemainCo Replacement Security”), including by providing all reasonably required cooperation and assistance to the Buyer and the other parties to RemainCo Security and the Secured RemainCo Contracts to agree the final forms of any replacement documentation in relation to each RemainCo Security with all parties thereto, no later than 5 p.m. (London time) on the fifth (5th) Business Day prior to the Completion Date.

10.4	The Sellers shall:

(a)	on Completion, deliver to the Buyer the signatures to the RemainCo Replacement Security of any Group Company (to the extent required) and evidence of discharge of the RemainCo Security reasonably required by the Buyer; and

(b)	use commercially reasonable endeavours to take all such other actions as the Buyer may reasonably request for the purpose of giving effect to the RemainCo Replacement Security and the transactions contemplated thereby (for the avoidance of doubt, the Sellers shall not be obliged to enter into any documentation in connection with the RemainCo Replacement Security).

10.5	To the extent that, following Completion, any party becomes aware of any RemainCo Security not released pursuant to clauses 10.1 to 10.4 above) or there is any RemainCo Security still outstanding (together the “Retained RemainCo Security”):

(a)	that party shall promptly give Notice to the other parties that is has become aware of such Retained RemainCo Security, together with reasonable details thereof;

(b)	the Buyer shall (i) use all reasonable endeavours to cancel or replace any such Retained RemainCo Security as soon as reasonably practicable after becoming aware of the existence of any such Retained RemainCo Security, and (ii) indemnify the Principal Seller and relevant members of the Sellers’ Group against any and all Liabilities, Losses, costs, expenses and/or demands arising under or in connection with the Retained RemainCo Security until they are cancelled or replaced; and

(c)	each party shall provide the other with any reasonable cooperation required to enable the other party to cancel or replace any such Retained RemainCo Security.

10.6	As soon as reasonably practicable following the date of this Agreement (and in any event no later than three (3) calendar months from the date of this Agreement or, if later, promptly upon the creation of such Target Security), the Sellers shall:

(a)	to the extent not previously Disclosed, deliver to the Buyer the documentation related to any Target Security (including, but not limited to documentation in relation to the relevant InfraCo Bank Guarantees and Guaranteed InfraCo Contracts); and

(b)	provide any other information or evidence reasonably requested by the Buyer in relation to the Target Security, including contact details for the for the relevant provider of financing, the relevant beneficiaries and any other information or evidence reasonably required from time to time.

10.7	The Sellers shall provide all reasonably required cooperation and assistance to the Buyer and the other parties to InfraCo Bank Guarantees and the Guaranteed InfraCo Contracts to negotiate and agree any consents, waivers, amendments or replacements that may be reasonably required in connection with the Transaction, as soon as reasonably practicable following the date of this Agreement.

10.8	The Buyer shall provide all reasonably required cooperation and assistance to the Sellers and the other parties to RemainCo Bank Guarantees and the Guaranteed RemainCo Contracts to negotiate and agree any consents, waivers, amendments or replacements that may be reasonably required in connection with the Transaction.

11.	Restrictive Covenants

11.1	Each Seller covenants with the Buyer that it shall not (and shall procure that no member of the Sellers’ Group shall), for a period of twelve (12) calendar months from Completion, solicit or entice away from any Group Company any person who is at the relevant time and at Completion an InfraCo Employee or compel any InfraCo Employee to leave his or her employment with the Buyer’s Group for the purpose of enabling a Seller or member of the Sellers’ Group to employ that InfraCo Employee in compliance with this clause.

11.2	Nothing in clause 11.1 shall prohibit any Seller or member of the Sellers’ Group from:

(a)	employing any person (including, but not limited to any InfraCo Employee) who responds to a recruitment or other advertisement, provided that such response was not solicited or induced directly or indirectly by that Seller or member of the Sellers’ Group; or

(b)	employing any person (including, but not limited to any InfraCo Employee) whose employment or engagement with the Buyer’s Group has been terminated, provided that such termination was not solicited or induced directly or indirectly by a Seller or member of the Sellers’ Group; and/or

(c)	taking or failing to take any action which would otherwise constitute a breach of clause 11.1, provided the Buyer has given its prior written consent to such act or omission.

11.3	The Buyer covenants with the Sellers that it shall not (and shall procure that no member of the Buyer’s Group shall), for a period of twelve (12) calendar months from Completion, solicit or entice away from any member of the Seller’s Group any person who is at the relevant time an employee of the Sellers’ Group (a “Sellers’ Group Employee”) or compel any Sellers’ Group Employee to leave his or her employment with the Sellers’ Group for the purpose of enabling the Buyer or member of the Buyer’s Group to employ that Sellers’ Group Employee in compliance with this clause.

11.4	Nothing in clause 11.3 shall prohibit the Buyer or member of the Buyer’s Group from:

(a)	employing any person (including, but not limited to a Sellers’ Group Employee) who responds to a recruitment or other advertisement, provided that such response was not solicited or induced directly or indirectly by the Buyer or member of the Buyer’s Group; or

(b)	employing any person (including, but not limited to any Sellers’ Group Employee) whose employment or engagement with the Sellers’ Group has been terminated, provided that such termination was not solicited or induced directly or indirectly by the Buyer or member of the Buyer’s Group; and/or

(c)	taking or failing to take any action which would otherwise constitute a breach of clause 11.3, provided the Sellers have given their prior written consent to such act or omission.

12.	Announcements

12.1	Notwithstanding clause 13, no party (nor any of their respective Affiliates) shall make any announcement or issue any communication to shareholders in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the Principal Seller and the Buyer (such approval not to be unreasonably withheld or delayed).

12.2	The restriction in clause 12.1 shall not apply:

(a)	to the press announcement to be issued by the Sellers and the Buyer on or around the date of this Agreement in the agreed form (the “Announcement”);

(b)	subject to clause 13, to any communications made by or on behalf of any Group Company to any client, supplier or staff member of such Group Company; and

(c)	to the extent that the announcement or communication to shareholders is required by law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law.

12.3	If the exception set out in clause 12.2(c) applies, the party making the announcement or issuing the circular shall (to the extent legally permitted and reasonably practicable) provide the other parties with copies of any such announcement in advance of the issuance.

13.	Confidentiality

13.1	For the purposes of this clause 13, “Confidential Information” means:

(a)	(in relation to the obligations of the Buyer) any information received directly or indirectly or held by the Buyer (or any of its Representatives) relating to a Seller and/or any of its Affiliates from time to time and, prior to Completion, any of the Group Companies or the InfraCo Business; or

(b)	(in relation to the obligations of each Seller) any information received directly or indirectly or held by each Seller (or any of their Representatives) relating to the Buyer’s Group and, following Completion, the InfraCo Business; and

(c)	the contents and existence of information detailed in and relating to, the provisions of, and negotiations leading to, this Agreement and the Transaction Documents,

and includes written information and information transferred or obtained orally, visually, electronically or by any other means and any information which the party has determined from information it has received including any forecasts or projections.

13.2	Each of the Sellers and the Buyer shall, and shall ensure that their respective Representatives shall, maintain Confidential Information in confidence and not disclose Confidential Information to any person except: (i) as permitted by clause 12 or this clause 13; or (ii) with the prior written approval of (in the case of the Buyer disclosing) the Principal Seller or (in the case of a Seller disclosing) the Buyer.

13.3	Subject to clause 13.4 below, clause 13.2 shall not prevent disclosure by a party or any of its Representatives to the extent that:

(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any Taxation Authority) having applicable jurisdiction provided that, except in connection with disclosure to a Taxation Authority, the disclosing party shall first inform (in the case of the Buyer disclosing) the Seller(s) to whom the Confidential Information relates and (in the case of a Seller disclosing) the Buyer of its intention to disclose such Confidential Information and take into account the reasonable comments (to the extent received promptly and, in the case of the Buyer (acting reasonably), not considered to be restricted under or to be contrary to or incompatible with any applicable law or regulation or the rules, guidance or requirements of any regulatory or legal body or stock exchange) of (in the case of a Buyer disclosing) the Seller to whom the Confidential Information relates and (in the case of a Seller disclosing) the Buyer;

(b)	disclosure is to a Taxation Authority or other professional adviser in circumstances where such disclosure is reasonably necessary for the management of the Tax affairs of a Seller, the Buyer or any of their Affiliates;

(c)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held (it being acknowledged that each Seller was bound by an obligation of secrecy prior to receipt of any Confidential Information from any of the Group Companies);

(d)	disclosure is of Confidential Information which has previously become publicly available other than through (i) that party’s action or failure to act (or that of its Representatives) or (ii) as a result of a breach by a party or its Representatives of any obligation of confidentiality owed to the other parties under this Agreement or the Transaction Documents;

(e)	disclosure is necessary for the purpose of the satisfaction of the Conditions;

(f)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document);

(g)	such disclosure is made to (i) lending or hedging institutions (including hedge counterparties) of the Buyer or any of its Affiliates or arrangers of such funding (or their respective Affiliates) or rating agencies engaged by or on behalf of the Buyer, (ii) actual or potential equity finance providers or (iii) any person to whom assignment of this Agreement is permitted under clause 19.2(b) (or their respective Affiliates), in each case together with their respective directors, officers and advisers, provided, in each case, that such funding is being provided in relation to the Transaction or any refinancing or syndication of such funding;

(h)	in the case of each Seller, such disclosure is made to its Affiliates and its and their respective directors, officers, partners, consultants, members or employees; or

(i)	in the case of the Buyer, such disclosure is made to (a)(i) its Affiliates, (ii) direct or indirect members, partners, shareholders, investors or equityholders of the Buyer or its Affiliates or (iii) any general partner, limited partner, trustee, nominee, operator, arranger or manager of, or investment adviser to, any person under (i) or (ii) above, or (b) the respective directors, officers, partners, consultants, members or employees of the Buyer and the persons listed in (a) above, and, in the case of disclosure under paragraphs (g), (h) and (i), such parties are under a duty of confidentiality on substantially the same terms as this clause 13.

13.4	Each of the Sellers and the Buyer undertake that it (and its Representatives) shall only disclose Confidential Information as permitted by this clause 13 if it is reasonably required and, in the case of disclosures under clauses (g) and (h) above, only if the recipient is informed of the confidential nature of the Confidential Information and is subject to an obligation to keep confidential any information so disclosed.

13.5	If this Agreement terminates, the Buyer shall as soon as practicable on written request by any Seller:

(a)	return to such Seller all written documents and other materials relating to such Seller or its Affiliates, any Group Company or this Agreement (including any Confidential Information) which any Seller (or its Representatives) or any Group Company have provided to the Buyer (or its Representatives) without keeping any copies thereof;

(b)	destroy all information or other documents derived from such Confidential Information (provided that the Buyer shall not destroy any information it is required by law, regulation or the rules of any stock exchange to retain); and

(c)	so far as it is practicable to do so, expunge such Confidential Information from any computer, word processor or other device.

13.6	The Confidentiality Agreement shall cease to have any force or effect from the date of this Agreement and the parties thereto shall be entitled to rely on this clause 13.

14.	Post-Completion Arrangements

14.1	The Buyer undertakes to the Sellers that it shall, and shall procure that each member of the Buyer’s Group shall:

(a)	permit and allow, upon reasonable notice and during normal business hours, any Seller (or the employees, agents and professional advisers of any Seller) access to relevant personnel, all books, records and documents of or relating to the Taxation, legal or regulatory affairs of each Group Company as at Completion (“Historic Records”) and the right to inspect (and, at the relevant Sellers’ expense, take copies of) the same but solely to the extent that the relevant Seller reasonably requires access to such Historic Records for the purposes of: (i) completing any tax returns or other Tax filings including but not limited to the Pre-Completion Tax Returns and Pre-Completion Tax Documents (each as defined below); (ii) agreeing any tax returns or other Tax filings, including but not limited to the Pre-Completion Tax Returns and Pre-Completion Tax Documents, with the relevant Taxation Authority; or (iii) responding to any claim, notice, demand, assessment, letter, determination or other document issued or action taken by or on behalf of a Taxation Authority, or any other person, (as “Tax Assessment”) from which it appears that a Seller or any member of the Sellers’ Group is, or may become, subject to Tax; or (iv) complying with any applicable law or regulation or the requirements of any judicial or regulatory authority or recognised investment exchange; and

(b)	give such information, access to personnel and other reasonable assistance as may be reasonably required by any Seller to agree or for the purposes of such Seller’s relevant tax returns, tax filings or any Tax Assessment or dispute with the relevant Taxation Authority, provided that any such Historic Records and information may, at the reasonable election of the Buyer, be redacted in respect of any information reasonably deemed to be commercially sensitive.

14.2	Each Seller undertakes to the Buyer in respect of itself and each member of the Sellers’ Group on the terms of clause 14.1 mutatis mutandis as if references therein to “a Seller” or “any Seller” were references to “a Buyer” or “any Buyer” and as if references therein to “each Group Company” were references to “each member of the Sellers’ Group”.

14.3	On or prior to Completion, the Sellers shall obtain on behalf of the Group and fully pay for, at the Sellers’ expense and at no expense to the beneficiaries, non-cancellable “tail” insurance policies with a claims period for at least six (6) years (the “D&O Tail Policy”) from and after Completion from insurance carriers with the same or better claims paying ability ratings as the Group’s current insurance carriers with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (together, the “D&O Insurance”), for the persons who are or were prior to Completion covered by the Group’s existing D&O Insurance (“Existing D&O Insurance”), with terms, conditions, retentions and levels of coverage at least as favourable as the Group’s existing D&O Insurance with respect to matters existing or occurring at or prior to Completion (including in connection with this Agreement or the Transaction). The Buyer undertakes to the Sellers that it shall not take or omit to take (and shall procure that each member of the Buyer’s Group shall not take or omit to take) any action which has the effect of invalidating the D&O Tail Policy.

14.4	Save for any rights under the Sellers’ Tax Insurance Policies, the Buyer acknowledges and agrees that as from the Completion Date all insurance cover provided in relation to or for the benefit of the Group Companies shall be terminated or shall no longer provide coverage to the Group Companies, and no third party shall have any liability or responsibility under such policies after the Completion Date, provided that the Group Companies shall be entitled to the proceeds of claims already made prior to Completion in relation to the InfraCo Business in relation to events that (i) have occurred prior to the Completion Date and (ii) in relation to events that have occurred prior to the Completion Date in relation to the InfraCo Business in respect of which a claim may be made under an “occurrence based” insurance policy and which is notified by the Buyer to the Seller’s Representative after Completion, the Sellers shall (to the extent permitted under the relevant policy and applicable law) permit that Group Company to pursue such claim and the Sellers shall procure that any monies actually received by the Seller’s Group (and not paid to a Group Company or the Buyer Group by the relevant insurer) in respect of such claim (less any reasonable out of pocket expenses incurred by the Seller’s Group in connection with such claim) are paid to that Group Company as soon as practicable after receipt; provided that the Seller’s Group shall not be required to pay any money or assume any obligation in connection with the foregoing.

14.5	On Completion, the Sellers shall obtain on behalf of the Sellers’ Group and fully pay for, at the Sellers’ expense and at no expense to the beneficiaries, directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (together, the “GTT D&O Insurance”), for InfraCo Employees who were prior to Completion covered by the Existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favourable as the Existing D&O Insurance with respect to matters existing or occurring at or prior to Completion (including in connection with this Agreement or the Transaction) and with no exclusions relating to any InfraCo Employee. The Sellers undertake to the Buyer that they shall not take or omit to take (and shall procure that each member of the Sellers’ Group shall not take or omit to take) any action which has the effect of invalidating the GTT D&O Insurance.

15.	Employees

15.1	From the date of this Agreement, Schedule 16 shall apply, and the Sellers shall procure that the relevant members of the Sellers’ Group and, to the extent that the provisions apply before Completion, the Group Companies, observe and perform those provisions of Schedule 16 as are expressed to be observed and performed by them.

15.2	In the event that the Buyer determines (acting reasonably) that there are reasonable grounds to consider that any of the Agreed Officers are involved or implicated in any misconduct in relation to the maintenance of inaccurate books/records, insufficient accounting control or other forms of accounting misconduct or in respect of any alleged illegality arising out of or in connection with the Q2 Report, the Q2 Audit or the matters to which the Q2 Audit relates, then:

(a)	if the above applies before Completion, the Sellers shall, if the Buyer so requests by giving Notice:

(i)	either:

(A)	if the relevant individual is an InfraCo Group Company Employee, procure that such relevant individual is treated as a RemainCo Employee for the purposes of Schedule 16; or

(B)	if the relevant individual is an InfraCo Non-Group Company Employee, cease to treat such individual as an InfraCo Non-Group Company Employee and accordingly paragraph 1 of Part B of Schedule 16 shall not apply and the Sellers shall procure that the individual does not transfer to a Group Company; and

(ii)	in the case of both (i)(A) and (i)(B) above, paragraph 9 of Schedule 16 shall apply in respect of each InfraCo Employee vacancy arising as a consequence of the above; or

(b)	if the above applies after Completion (or before Completion but the Sellers have not complied with their obligations under (a) above prior to Completion or the Buyer have not given Notice before Completion under (a) above), the Buyer may procure that the relevant individual is no longer employed or engaged by a Group Company.

15.3	For the purpose facilitating the matters contemplated in clause 15.2, the Sellers agree to delay, so far as possible and subject at all times to applicable law, any action required to be taken under Schedule 16 in respect of the individuals referred to in clause 15.2 so that such actions take place as close as possible to the Completion Date.

15.4	In the case of both clauses 15.2(a) and 15.2(b), the Sellers shall be responsible for, and shall indemnify the Buyer and each member of the Buyer’s Group (including, after Completion, any Group Company) against, any liabilities, losses, costs, expenses, demands or sums:

(a)	arising out of or in connection with the termination of the relevant individual’s employment or the relevant individual transferring to a RemainCo Company or not transferring to a Group Company (as applicable) (including all amounts referred to in paragraphs 12 and 13 of Schedule 16 in respect of such individual); and

(b)	payable to or in relation to the relevant individual under their contract of employment to the date of termination of the relevant individual’s employment (if applicable) (whether before or after Completion and including all amounts referred to in paragraphs 12 and 13 of Schedule 16).

15.5	In the event of any inconsistency, clauses 15.2, 15.3 and 15.4 shall prevail over Schedule 16.

15.6	Provided the Buyer gives Notice to the Sellers at least twenty (20) Business Days prior to Completion, the Sellers shall procure that the individuals listed as directors of the Group Companies in Schedule 2 are removed and replaced at Completion, in accordance with the Buyer’s directions.

16.	Tax Filings and Elections

16.1	The Sellers, or their duly authorised agents, shall, in respect of all accounting periods of any Group Company ending on or before Completion (each a “Pre-Completion Tax Period”), at the relevant Group Company’s cost:

(a)	prepare the Tax, returns and computations of the Group Company to the extent that the same shall not have been prepared before Completion (the “Pre-Completion Tax Returns”) and shall deliver all Pre-Completion Tax Returns to the Buyer at least fifteen (15) Business Days prior to the due date for submission; and

(b)	prepare on behalf of each such Group Company, as relevant, all claims, elections, surrenders, disclaimers, notices and consents to the extent that these have been assumed in the preparation of the Accounts, the Completion Balance Sheet or Completion Statement and, and subject to paragraph 10 of Part 1 of Schedule 6 and paragraph 9 of Part 2 of Schedule 6, deal with all matters relating to the Pre-Completion Tax Returns, including any correspondence or negotiations (the “Pre-Completion Tax Documents”) and deliver all Pre-Completion Tax Documents to the Buyer at least fifteen (15) Business Days prior to the date such Pre-Completion Tax Documents are required to be submitted to the relevant Taxation Authority.

16.2	Subject to clause 16.4, the Buyer shall, or shall procure that the relevant Group Company shall authorise, sign and submit to the relevant Taxation Authority any Pre-Completion Tax Return or Pre-Completion Tax Document without amendment or with such amendments as the Buyer may reasonably require and agree with the Sellers, or their duly authorised agents, in writing prior to submission.

16.3	The Sellers shall procure that:

(a)	the Buyer is kept fully informed of the progress of all material matters relating to the Taxation affairs of the Group Companies in relation to the Pre-Completion Tax Periods;

(b)	the Buyer receives copies of, or extracts from, all material written correspondence to, or from, any Taxation Authority insofar as it is relevant to the matters referred to in clause 16.3(a) above; and

(c)	the Buyer is consulted fully in relation to the matter referred to in Clause 16.3(a) above and any reasonable comments of the Buyer or its duly authorised agent are taken into account in relation to such matters.

16.4	The Buyer, or its duly authorised agents, shall, in respect of a Straddle Period, at the relevant Group Company’s cost and expense:

(a)	prepare the Tax returns and computations of the relevant Group Company in respect of the part of the period prior to Completion in a manner that is consistent with past practice (other than to the extent required by a change in law or generally accepted accounting practice applicable to the Group Company at Completion);

(b)	deliver all such returns and computations to the Sellers as soon as practicable and, in any case, at least fifteen (15) Business Days prior to the due date for submission;

(c)	promptly submit such returns and computations to the relevant Taxation Authority after taking into account all reasonable comments of the Sellers, or their duly authorised agent, in respect of the period prior to Completion or which otherwise relate to matters which could affect the Sellers liability under this Agreement received at least five (5) Business Days prior to the submission of such return or computation; and

(d)	deal with all matters relating to the Straddle Period returns including the conduct of all related negotiations and correspondence with the relevant Taxation Authority, provided that it shall keep the Sellers fully and promptly informed of all material matters relating to the Straddle Period returns or negotiations insofar as they relate to the part of the period prior to Completion or otherwise relate to matters which could affect the Sellers liability under this Agreement and will provide the Sellers with:

(i)	copies of all relevant correspondence and documentation relating to all such matters; and

(ii)	copies of all relevant documents in the Buyer’s or the relevant Group Company’s possession or control in relation to that matter.

16.5	The Buyer agrees that it shall not, and shall procure that no person shall, make any claim, election, surrender, disclaimer, notice or consent with respect to any Group Company in connection with the transactions effected and/or contemplated by to this Agreement without the prior written agreement of the Sellers (not to be unreasonably delayed or withheld), including but not limited to an election pursuant to section 338(g) of the Code with respect to any Group Company which is a non U.S. corporation within the meaning of Section 7701(a)(5) of the Code

16.6	The Seller agrees to use reasonable commercial efforts to cooperate with the Buyer in providing information in respect of the Group in respect of any Pre-Completion Tax Period or Straddle Period, that is not in the possession of the Group at Completion, and that is necessary for completing and finalising any tax returns or dealing with the Tax affairs of the Group, the Buyer or its Affiliates in respect of a Pre-Completion Tax Period or the Straddle Period.

17.	Tax

The provisions of Schedule 20 shall take effect from Completion, subject to the exclusions, limitations and qualifications set out therein.

18.	Sellers’ Representative

18.1	Each Seller hereby appoints the Principal Seller to be the Sellers’ representative (the “Sellers’ Representative”) and authorises it to take all such action as this Agreement expressly provides to be taken by the Sellers’ Representative, including to receive Notices on behalf of each Seller.

18.2	The Sellers may jointly at any time appoint a different person to act as the Sellers’ Representative and the Sellers’ Representative may elect no longer to act as such, provided that in each such case, the Sellers jointly appoint a replacement and give written notice to the Buyer within five (5) Business Days of such new appointment.

19.	Assignment

19.1	Subject to clause 2.3 and 19.2, no party shall be entitled to assign, transfer, charge, sub-contract, delegate, create any trust or otherwise deal with the benefit or burden of any provision of this Agreement without the prior written consent of (i) in the case of an assignment by a Seller, the Buyer and (ii) in the case of an assignment by the Buyer, the Sellers’ Representative.

19.2	This Agreement and the benefits arising under it may (by giving written notice to each other party) be assigned and, in the case of clauses (b) and (d) of this paragraph 19.2, charged or made subject to a trust, in whole or in part by:

(a)	any Sellers to any member of the Sellers’ Group (provided that if such assignee ceases to be a member of the Sellers’ Group, the Seller shall procure that this Agreement and the benefits arising under it are assigned back to the Seller or another member of the Sellers’ Group immediately prior to such cessation);

(b)	(i) the Buyer to lending or hedging institutions or other creditors or any member of their respective groups (including funds and hedge counterparties) or any security agent or trustee acting on their behalf as security agent, in each case for any financing, syndication or refinancing in respect of the Transaction (including any additional facilities and hedging made available in connection with such financing, syndication or refinancing) and (ii) also to any other financial or hedging institution or other creditors by way of security for the borrowings of the Buyer resulting from any refinancing of the borrowings made under (i) above or to any person entitled to enforce such security or to any transferee under a valid enforcement of such security, but so that, in the case of both (i) and (ii) above and notwithstanding any such assignment(s), the Sellers may, unless they receive written notice of enforcement of the relevant security interest, deal with the Buyer in connection with all matters arising under this Agreement;

(c)	the Buyer to any member of the Buyer’s Group to whom that Buyer transfers any of the Shares (provided that if such assignee ceases to be a member of the Buyer’s Group, that Buyer shall procure that this Agreement and the benefits arising under it are assigned back to that Buyer or another member of the Buyer’s Group immediately prior to such cessation); and

(d)	any Seller to a financial institution as security where (and only to the extent) it is required to provide such security under the GTT Third Party Debt Arrangements,

in each case, provided that (i) the liability of any party to such assignee shall be no greater, nor more likely, than it would have been had such assignment not taken place, (ii) the assignee, chargee or trustee is not (A) the subject of any actual, threatened or reasonably antiticipated insolvency or similar proceedings or (B) a Sanctioned Person, and (iii) all the rights, benefits and protections afforded to a party shall continue to apply to the benefit of that party as against the assignee as they would have applied as against the assignor.

19.3	Any purported assignment, transfer, charging, sub-contracting, delegation, declaration of trust or dealing in contravention of this clause 19 shall be ineffective.

20.	Costs and Expenses

20.1	Except as otherwise provided for in this Agreement, each of the parties shall pay its own costs and expenses in relation to the negotiation, preparation, execution, performance and implementation of this Agreement and each other Transaction Document, save that this clause shall not prejudice the right of any party to seek to recover its costs in any litigation or dispute resolution procedure which may arise out of this Agreement or another Transaction Document.

20.2	The Buyer shall bear all stamp duties, stamp duty land tax, notarial fees, sales taxes, transfer taxes or other similar Taxes (“Transfer Taxes”) payable as a result of the transactions contemplated by this Agreement (other than Transfer Taxes incurred in respect of the Reorganisation, which shall be the responsibility of the Sellers), and shall be solely responsible for arranging the payment of any such Transfer Taxes.

20.3	Subject to clause 20.4, the Sellers’ Group shall bear all the costs and expenses incurred (whether incurred prior to or following Completion) in connection with the implementation and completion of the Reorganisation and for the avoidance of doubt this shall include, but not be limited to, all the costs and expenses incurred by the Group Companies, the InfraCo Business, the Buyer and the Buyer’s Group in connection with the Reorganisation.

20.4	The Sellers shall bear all costs and expenses incurred (whether incurred prior to or following Completion) in connection with the implementation and completion of the CMD Milestone and the Future System Milestone. The Buyer and the Group Companies shall bear their own incidental out-of-pocket costs and expenses associated with the implementation and completion of the CMD Milestone and the Future System Milestone.

21.	Payments and No Set-Off

21.1	Save as otherwise set out in this Agreement (including in Schedule 23), all payments to be made under this Agreement shall be made in full without any set-off or counterclaim and free from any deduction or withholding, save as may be required by law, in which event such deduction or withholding shall not exceed the minimum amount which it is required by law to deduct or withhold.

21.2	If a payor is required to deduct or withhold any amount of or in respect of Tax from any payment under this Agreement, other than the payment of any amount of Consideration for the purchase of the Shares by the Buyer, the amount to be paid to the payee by the payor shall be increased to such amount as will ensure that the net amount received by the payee after such deduction or withholding has been taken into account is equal to the full amount which would have been received and retained by the payee had the amount not been subject to deduction or withholding and any amounts withheld (including any amounts in respect of the Consideration) shall be the minimum required by law and shall be remitted by the payor to the relevant Taxation Authority within the relevant time limits.

21.3	Clause 21.2 shall not apply to the extent that the deduction or withholding would not have arisen but for the payee being tax resident elsewhere than its jurisdiction of incorporation or an assignment by the payee of its rights under this Agreement.

21.4	The Buyer shall act in good faith to determine the amount due to be withheld from the Consideration (if any) and shall notify the Sellers of the amount proposed to be withheld at least twenty (20) Business Days prior to any such withholding. The Buyer and Sellers shall use reasonable commercial efforts to agree the amount of any such withholding. The Buyer shall provide the Seller with any documentation, evidence or other information reasonably required by the Seller in connection with any refund, tax or other recovery of any amounts so withheld.

21.5	If any sum payable by the Sellers to the Buyer under this Agreement will be subject to Tax in the hands of the Buyer, the amount payable will be increased so as to ensure that the net amount retained by the Buyer after taking such Taxation into account (and after taking into account the timing and value of any Relief the Buyer may obtain as a result of the matter giving rise to the payment) is equal to the full amount which would have been retained but for such Taxation.

22.	Variations and Waivers

22.1	No variation of this Agreement shall be effective unless made in writing signed by or on behalf of all the parties and expressed to be such a variation.

22.2	A waiver of any right, power, privilege or remedy provided by this Agreement must be in writing and may be given subject to any conditions thought fit by the grantor. For the avoidance of doubt, any omission to exercise, or delay in exercising, any right, power, privilege or remedy provided by this Agreement shall not constitute a waiver of that or any other right, power, privilege or remedy.

22.3	A waiver of any right, power, privilege or remedy provided by this Agreement shall not constitute a waiver of any other breach or default by the other party and shall not constitute a continuing waiver of the right, power, privilege or remedy waived or a waiver of any other right, power, privilege or remedy.

22.4	Any single or partial exercise of any right, power, privilege or remedy arising under this Agreement shall not preclude or impair any other or further exercise of that or any other right, power, privilege or remedy.

23.	Severance

23.1	If any provision of this Agreement is held to be invalid or unenforceable by any judicial or other competent authority, all other provisions of this Agreement will remain in full force and effect and will not in any way be impaired.

23.2	If any provision of this Agreement is held to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted or amended, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable.

24.	Remedies

24.1	Each of the parties acknowledges and irrevocably agrees that it will not be entitled to rescind, terminate or repudiate this Agreement for any reason other than pursuant to clause 7, clause 4.24 or clause 5.

24.2	Each of the parties acknowledges and agrees that it shall not have a claim for innocent or negligent misrepresentation or negligent misstatement based on any statement in this Agreement. All Claims, Reorganisation Indemnity Claims and Tax Covenant Claims shall be subject to the provisions and limitations in Part 1 of Schedule 6 (to the extent applicable).

24.3	Nothing in this Agreement shall limit or exclude the liability of any party to the extent such liability arises or is increased as a result of fraud on the part of that party.

25.	Joint and Several Liability of Sellers

Except where this Agreement expressly provides otherwise, obligations, covenants, warranties, representations and undertakings expressed to be assumed or given by two or more Sellers shall in each case be construed as if expressed to be given jointly and severally (and not severally).

26.	Entire Agreement

26.1	Except as otherwise agreed in writing between the parties, this Agreement and the other Transaction Documents constitute the entire agreement between the parties relating to the Transaction and they supersede and extinguish any prior discussions, correspondence, drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, in each case whether or not in writing, between the parties in relation to the subject matter of the Transaction.

26.2	Each of the parties acknowledges and agrees that:

(a)	it has not entered into this Agreement in reliance on any statement, representation, warranty, assurance or undertaking of any person (whether a party to this Agreement or not) other than as expressly incorporated and provided in this Agreement and waives all rights and remedies which, but for this clause 26.2, might otherwise be available to it in respect of any such statement, representation, warranty, assurance or undertaking;

(b)	except as expressly provided in this Agreement, it has entered into this Agreement solely in reliance on its own commercial assessment, investigation and advice from its own professional advisers; and

(c)	the other parties have entered into this Agreement in reliance on the acknowledgement given in this clause 26.2.

26.3	Each of the parties acknowledges and agrees that the express terms of this Agreement are in lieu of all warranties, conditions, terms, undertakings and obligations implied by statute, common law or otherwise all of which are hereby excluded to the fullest extent permitted by law.

27.	Further Assurance

On request by any party, each party shall, and shall use reasonable endeavours to procure that any necessary third party shall, as soon as reasonably practicable at the requesting party’s cost, do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be necessary or desirable to carry this Agreement into effect and give the requesting party the full benefit of it, including any such action reasonably required of the Seller by the Buyer in connection with any debt financing.

28.	Third Party Rights

28.1	Any member of the Sellers’ Group (in respect of clause 12, clause 10 and clause 13.6) and any member of the Buyer’s Group (in respect of clause 8.10, clause 12 and clause 10), in each case to the extent such clauses benefit those third parties, may enforce the terms of such clauses pursuant to the Contracts (Rights of Third Parties) Act 1999.

28.2	Except as provided in clause 28.1, this Agreement does not confer any rights on any person (other than the parties to this Agreement, their successors and permitted assigns) pursuant to the Contracts (Rights of Third Parties) Act 1999.

28.3	Notwithstanding clause 28.1, the parties may vary this Agreement in accordance with its terms without the consent of or notice to any person on whom such rights are conferred.

29.	Notices

29.1	Any notice, request, demand or other communication under or in connection with this Agreement (or any notices of assignment in respect of any assignment of this Agreement) (a “Notice”) shall be in writing and in English and may be given by:

(a)	hand (including by way of pre-paid delivery by commercial courier);

(b)	e-mail;

(c)	pre-paid first class recorded mail if posted to an address in the same country as the country of posting; or

(d)	pre-paid airmail if posted to an address in a country different to the country of posting,

in each case to the address given below or any other address notified in accordance with clause 29.4.

Sellers:
GTT Communications, Inc.	(for itself and on behalf of each Seller as Sellers’ Representative)

For the attention of:	The General Counsel

Address: Email	7900 Tysons One Place Suite 1450 McLean, VA 22102 Legal@gtt.net

in each case,

with a copy (such copy not constituting Notice) to:	For the attention of Gemma Roberts of Goodwin Procter (UK) LLP, by email to groberts@goodwinlaw.com

with a copy (such copy not constituting Notice) to:	For the attention of Jay Schifferli of Goodwin Procter LLP, by e-mail to jschifferli@goodwinlaw.com

Buyer:

For the attention of:	Mohamed El Gazzar

Address: Email	6 Chesterfield Gardens, Mayfair, London W1J 5BQ, United Kingdom Mohamed.El.Gazzar@isquaredcapital.com in each case,

with a copy (such copy not constituting Notice) to:	I Squared Capital Advisors (US) LLC Address: 600 Brickell Avenue, Penthouse, Miami, FL 33131, USA Attention: General Counsel Email: generalcounsel@isquaredcapital.com
with a copy (such copy not constituting Notice) to:	Linklaters LLP Address: One Silk Street, London, EC2Y 8HQ, UK Attention: Will Aitken-Davies Email: will.aitken-davies@linklaters.com

29.2	A Notice shall be deemed to have been served:

(a)	if delivered by hand, at the time of delivery;

(b)	if sent by pre-paid first class recorded mail, on the second Business Day after (and excluding) the day of posting;

(c)	if sent by pre-paid airmail, on the fifth Business Day after (and excluding) the day of posting; or

(d)	if sent by email to the email address specified in that clause, on the date of transmission, if transmitted before 3:00 pm (local time at the place of destination) on any Business Day and in any other case on the Business Day following the date of transmission), provided that a copy of such notice is also delivered in accordance with paragraphs (a), (c) or (d) of clause 29.1 on the date of transmission of the email.

29.3	In proving service of a Notice, it shall be sufficient to show that delivery by hand was made or that the envelope containing the Notice was properly addressed and posted as a first class prepaid letter or that the e-mail was successfully transmitted to the correct e-mail address, whether or not opened or read by the recipient.

29.4	A party may notify the other parties to this Agreement of a change to its name, relevant addressee, address or e-mail address for the purposes of clause 29.1, provided that such notification shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five (5) clear Business Days after the date on which notice is deemed to have been served, the date falling five (5) clear Business Days after notice of any such change is deemed to have been given.

29.5	This clause 29 shall not apply in relation to the service of any proceedings or other documents relating to or in connection with any legal action.

30.	Process Agents

30.1	If a party does not have, or at any time after the date of this Agreement ceases to have, an address for service of process within the UK, that party (the “Appointing Party”) must:

(a)	appoint a person as its agent to accept the service of process in any legal action or proceedings arising out of this Agreement (“Process Agent”); and

(b)	notify the other parties in writing within five (5) Business Days of the date of appointment.

30.2	The Appointing Party must notify the other parties in writing of any change of address of any Process Agent appointed by them within ten (10) Business Days of the date of the change.

30.3	If any Process Agent which has been appointed pursuant to clause 30.1 ceases to be able to act or ceases to have an address within the UK, the Appointing Party must appoint a new Process Agent and notify the other parties in writing within five (5) Business Days of the date of appointment.

30.4	The Process Agent for the following Sellers: GTT Holdings Ireland, NGS Limited and the Principal Seller is GTT Holdings.

31.	Inconsistency

If there is any inconsistency between the provisions of this Agreement and those of any other Transaction Document, the provisions of this Agreement shall prevail.

32.	Counterparts

32.1	This Agreement may be executed in any number of counterparts, but shall not be effective until each party has signed at least one counterpart. Each counterpart constitutes an original, and all the counterparts together constitute one and the same agreement.

32.2	Transmission of an executed counterpart of this Agreement by email (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this Agreement.

33.	Governing Language

If this Agreement or any Notice given by one party to another is translated into any language other than English, the English text shall prevail in any event.

34.	Governing Law and Jurisdiction

34.1	This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales.

34.2	Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this agreement or its subject matter or formation.

IN WITNESS whereof this Agreement has been executed by the parties on the date at the beginning of this Agreement.

SCHEDULE 1

The Shares and Form of Purchase Price Allocation

(1) The Sellers	(2) The Shares	(3) The Base Purchase Price
		€	US$
GTT Holdings Ireland	GTT Ireland Shares	[☐]	[☐]
NGS Limited	Hibernia Atlantic Communications (Canada) Company Shares	[☐]	[☐]
	Hibernia Atlantic Cable System Limited Shares	[☐]	[☐]
	Hibernia Atlantic (Singapore) Private Limited Share	[☐]	[☐]
	Hibernia Atlantic (UK) Limited Shares	[☐]	[☐]
	Hibernia International Assets Inc. Share	[☐]	[☐]
	Hibernia Media (UK) Limited Shares	[☐]	[☐]
	Hoffnungsvoll Communication Private Limited	[☐]	[☐]
GTT Holdings	GTT UK Shares	[☐]	[☐]
Principal Seller	GTT US Shares	[☐]	[☐]
TOTAL		[☐]

SCHEDULE 2

Group Companies

Part 1: The Target Companies

Company name:	Hibernia Atlantic Communications (Canada) Company
Registered number:	3070087
Date of incorporation:	20 August 2002
Place of incorporation:	Nova Scotia, Canada
Registered office:	1300 – 1969 Upper Water Street, Purdy’s Wharf Tower II, Halifax, NS Canada B3J 3R7
Issued share capital (including premium):	1,209 ordinary shares having no par value
Directors:	Name:
Anthony Hansel
Daniel Fraser
Michael Winston
Secretary	Michael Winston

Company name:	Hibernia Atlantic Cable System Limited
Registered number:	361356
Date of incorporation:	11 September 2002
Place of incorporation:	Ireland
Registered office:	The Exchange, George’s Dock, I.F.S.C., Dublin 1,D01 P2V6
Issued share capital (including premium):	19,830,272 ordinary shares of €1.00 each
Directors:	Name:
Martin Ford
Anthony Hansel
Daniel Fraser
Michael Winston
Secretary	Michael Winston

Company name:	Hibernia Atlantic (Singapore) Private Limited
Registered number:	201112441W
Date of incorporation:	25 May 2011
Place of incorporation:	Singapore
Registered office:	11 Collyer Quay, #10-01 Ocean Financial Centre Singapore 049315
Issued share capital (including premium):	1 share of USD 1.00
Directors:	Name:
Michael Paul Winston
Daniel MacFarlane Fraser
Anthony Hansel
Esther Au Siew Peng
Secretary	Esther Au Siew Peng

Company name:	Hibernia Atlantic (UK) Limited
Registered number:	04513136
Date of incorporation:	16 August 2002
Place of incorporation:	England & Wales
Registered office:	Ground Floor, One, George Yard, London, England, EC3V 9DF
Issued share capital (including premium):	2,020,408 shares of £1.00 each
Directors:	Name:
Daniel Macfarlane Fraser
Anthony Hansel
Michael Paul Winston
Secretary	York Place Company Secretaries Limited

Company name:	Hibernia Express (Ireland) Limited
Registered number:	515098
Date of incorporation:	5 July 2012
Place of incorporation:	Ireland
Registered office:	The Exchange, George’s Dock, I.F.S.C., Dublin 1, D01 P2V6
Issued share capital (including premium):	100 ordinary shares of €1.00 each
Directors:	Name:
Martin Ford
Anthony Hansel
Daniel Fraser
Michael Winston
Secretary	Michael Winston

Company name:	Hibernia International Assets Inc.
Registered number:	119766
Date of incorporation:	6 September 2002
Place of incorporation:	Cayman Islands
Registered office:	Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands
Issued share capital (including premium):	1 ordinary share of US$1.00
Directors:	Name:
Michael Winston
Chris McKee
Daniel Fraser
Secretary	Chris McKee

Company name:	Hibernia Media (UK) Limited
Registered number:	08097331
Date of incorporation:	8 June 2012
Place of incorporation:	England & Wales
Registered office:	Ground Floor, One, George Yard, London, England, EC3V 9DF
Issued share capital (including premium):	1 share of £1.00
Directors:	Name:
Daniel Macfarlane Fraser
Anthony Hansel
Michael Paul Winston
Secretary	York Place Company Secretaries Limited

Company name:	Interoute Communications Holdings Limited
Registered number:	4927540
Date of incorporation:	9 October 2003
Place of incorporation:	England & Wales
Registered office:	Third Floor, New Castle House, Castle Boulevard, Nottingham NG7 1FT
Issued share capital (including premium):	Class:	Number of Shares	Shareholder
	A Ordinary Shares	40,000,000 of €0.00025 each	GTT HOLDINGS LIMITED
	Ordinary Shares	320,000 of €602.833 each	GTT HOLDINGS LIMITED
Directors:	Name:
Daniel Fraser
Anthony Hansel
Michael Winston
Secretary	N/A

Company name:	Hoffnungsvoll Communication Private Limited
Registered number:	U93090PN2020PTC190642
Date of incorporation:	15 April 2020
Place of incorporation:	Pune, Maharashtra, India
Registered office:	SNO. 126/1A, Pimple Saudagarkunal Icon Bld A/6, FL-306, Pune, Maharashtra 411 027 India
Issued share capital (including premium):	10,000 equity shares of INR 10 each
Directors:	Name:
Nidhima Wanchoo
Anthony Hansel
Daniel Fraser
Michael Winston
Secretary	N/A

Company name:	Interoute US LLC
Registered number:	7912568
Date of incorporation:	24 March 2020
Place of incorporation:	Delaware
Registered office:	7900 Tysons One Place, Suite 1450 McLean, Virginia 22102, United States of America
Issued share capital (including premium):	Limited Liability Company interests (100% owned by GTT Communications, Inc.)
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary	Michael Winston

Part 2: The Subsidiaries

Company name:	GTT Austria GmbH
Registered number:	FN 189548 y
Date of incorporation:	18 November 1999
Place of incorporation:	Vienna
Registered office:	Lemböckgasse 63, Stiege 2, 1230 Vienna
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	1 of €1,600,000	interoute communications limited
Directors:	Name:
Martin Ford
Daniel Fraser
Anthony Hansel
Michael Winston
Secretary:	N/A

Company name:	GTT Communications d.o.o. Beograd
Registered number:	21422746
Date of incorporation:	5 October 2018
Place of incorporation:	Belgrade, Serbia
Registered office:	Bulevar Zorana Đinđića 64a, Belgrade, Serbia
Issued share capital: The share capital in a limited liability company is not divided into shares.	Class:	Number of shares:	Shareholder:
	N/A	N/A	interoute communications limited
Directors:	Name:
Daniel Fraser
Anthony Hansel
Michael Winston
Filip Trosic
Secretary:	N/A

Company name:	GTT Communications Services GmbH
Registered number:	Amtsgericht (local court) Frankfurt am Main, HRB 90923
Date of incorporation:	5 May 2011 (date of registration)
Place of incorporation:	Frankfurt am Main, Germany
Registered office:	c/o Interoute Germany GmbH, Weismüllerstraße 26, 60314 Frankfurt am Main, Germany
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	25,000 of €1 each	gtt gmbh
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	GTT France SAS
Registered number:	428 616 577
Date of incorporation:	19 March 2003
Place of incorporation:	RCS Bobigny
Registered office:	34 rue des Gardinoux, 93300 Aubervilliers, France
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	5,000,000,00 of €1.00 each	interoute communications limited
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	GTT GmbH
Registered number:	Amtsgericht (local court) Frankfurt am Main, HRB 48648
Date of incorporation:	17 January 2000 (date of registration)
Place of incorporation:	Frankfurt am Main, Germany
Registered office:	Weismüllerstraße 26, 60314 Frankfurt am Main, Germany
Issued share capital:	Class:	Number of shares:	Shareholder:
	Share no.1	1 of €25,000	interoute communications limited
	share no.2	1 of €4,075,000	interoute communications limited
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	GTT Hungary Telecommunications Limited Liability Company
Registered number:	01-09-687273
Date of incorporation:	14 March 2000
Place of incorporation:	Hungary
Registered office:	1132 Budapest, Victor Hugo utca 18-22.
Issued share capital:	Class:	Value of the quota:	Shareholder:
	Business	1 business quota in the value of HUF 2,910,000.00 representing 96,68% of the registered capital and the voting rights	interoute communications limited
	business	1 business quota in the value of HUF 100,000.00 representing 3,32% of the registered capital and the voting rights	Interoute Czech s.r.o.
Directors:	Name:
Anthony Hansel
Daniel Fraser
Michael Winston
Secretary:	N/A

Company name:	GTT International BV
Registered number:	27252281
Date of incorporation:	1 August 2002
Place of incorporation:	The Netherlands Amsterdam (statutory seat: Amsterdam)
Registered office:	Koolhovenlaan 120, 1119 NH Schiphol-Rijk
Issued share capital:	Class:	Number of shares:	Shareholder:
	ordinary shares	181 of €100 each	gtt netherlands bv
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	GTT International Germany BV
Registered number:	59959401
Date of incorporation:	1 April 2014
Place of incorporation:	The Netherlands (statutory seat: Amsterdam)
Registered office:	Koolhovenlaan 120,1119 NH Schiphol-Rijk
Issued share capital:	Class:	Number of shares:	Shareholder:
	ORDINARY SHARES	100 of €1.00 each	Gtt international bv
Directors:	Name:
Daniel Fraser
Michael Winston
Anthony Hansel
GTT International BV
Secretary:	N/A

Company name:	GTT International Network Services Hong Kong Limited
Registered number:	1351797
Date of incorporation:	9 June 2019
Place of incorporation:	Hong Kong
Registered office:	13/F OTB Building, 259-265 Des Voeux Road Central Sheung Wan, Hong Kong
Issued share capital:	Class:	Number of shares:	Shareholder:
	ORDINARY SHARES	100 of $1 HKD each	Gtt international bv
Directors:	Name:
Daniel Fraser
Michael Winston
Anthony Hansel
Secretary:	N/A

Company name:	GTT Italy Srl
Registered number:	07340580633
Date of incorporation:	13 July 1998
Place of incorporation:	Roma
Registered office:	Roma via Cornelia 498 CAP 00166
Issued share capital:	Class:	Number of shares:	Shareholder:
	ONLY ONE CLASS OF SHARES	1 of €20,271,055.00	interoute communications limited
Directors:	Name:
Daniel Fraser
Michael Winston
Anthony Hansel
Secretary:	N/A

Company name:	GTT Managed Services Belgium BV
Registered number:	0460.461.275
Date of incorporation:	27 March 1997
Place of incorporation:	Belgium
Registered office:	Leuvensesteenweg 573, box2C 1930 Zaventem
Issued share capital:	Class:	Number of shares:	Shareholder:
	ORDINARY SHARES	745 (without nominal value)	GTT Belgium NV
	ORDINARY SHARES	5 (without nominal value)	Interoute Communications Limited
Directors:	Name:
Daniel Fraser
Anthony Hansel
Michael Winston
Secretary:	N/A

Company name:	GTT Netherlands BV
Registered number:	34124296
Date of incorporation:	16 December 1999
Place of incorporation:	Rotterdam
Registered office:	Koolhovenlaan 120 1119 NH Schiphol-Rijk
Issued share capital:	Class:	Number of shares:	Shareholder:
	ordinary shares	1,200,000 of €1.00 each	interoute communications limited
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	GTT Networks GmbH
Registered number:	Amtsgericht (local court) München, HRB 208429
Date of incorporation:	15 November 2013 (date or registration)
Place of incorporation:	Munich, Germany
Registered office:	Carl-Zeiss-Ring 19, 85737 Ismaning, Germany
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	25,000 of €1.00 each	gtt communications services gmbh
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	GTT Romania Srl
Registered number:	J40/8168/2003
Date of incorporation:	17 June 2003
Place of incorporation:	Bucharest
Registered office:	Bucharest, 2nd District, 8 Dimitrie Pompei Blvd., 4th floor, office F9
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	1,053,263 of RON 10 each	interoute communications limited
Directors:	Name:
Anthony Hansel
Daniel Fraser
Michael Winston
Secretary:	N/A

Company name:	Interoute Slovakia S.R.O.
Registered number:	35 785 292
Date of incorporation:	31 March 2000
Place of incorporation:	Bratislava
Registered office:	Kutlíkova 17, 852 50 Bratislava. Slovak Republic
Issued share capital:	Class:	Number of shares:	Shareholder:
	ORDINARY SHARES	1 share of €2,005,643	interoute communications limited
	ORDINARY SHARES	1 share of €996	INTEROUTE NETWORKS LIMITED
Directors:	Name:
Martin Ford
Daniel MacFarlane Fraser
Anthony Hansel
Michael Paul Winston
Secretary:	N/A

Company name:	GTT Switzerland S.À R.L.
Registered number:	CHE-106.841.122
Date of incorporation:	18 December 1998
Place of incorporation:	Meyrin, Geneva
Registered office:	Chemin de l’Epinglier 2 - 1217 Meyrin (GE)
Issued quota:	Class:	Number of quota:	Quotaholder:
	ONLY ONE CLASS OF QUOTAS	1 of CHF 200,000	interoute communications limited
Managing Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	Hibernia Express (UK) Limited
Registered number:	08257476
Date of incorporation:	17 October 2012
Place of incorporation:	England & Wales
Registered office:	Ground Floor, One, George Yard, London, England, EC3V 9DF
Issued share capital:	Class:	Number of shares:	Shareholder:
	ordinary shares	6,500,000 of £1.00 each	Hibernia express ireland limited
Directors:	Name:
Daniel Macfarlane Fraser
Anthony Hansel
Michael Paul Winston
Secretary:	York Place Company Secretaries Limited

Company name:	Hibernia Express (Canada) Limited
Registered number:	3267136
Date of incorporation:	22 October 2012
Place of incorporation:	Nova Scotia, Canada
Registered office:	1300-1969 Upper Water Street, Purdy’s Wharf Tower II, Halifax NS Canada B3J 2V1
Issued share capital:	Class:	Number of shares:	Shareholder:
	ordinary shares	5,244 (without nominal value)	Hibernia express ireland limited
Directors:	Name:
Anthony Hansel
Daniel Fraser
Michael Winston
Secretary:	Michael Winston

Company name:	GTT Belgium NV
Registered number:	0468.339.853
Date of incorporation:	8 December 1999
Place of incorporation:	Belgium
Registered office:	Leuvensesteenweg 573, box 2C 1930 Zaventem
Issued share capital:	Class:	Number of shares:	Shareholder:
	ORDINARY SHARES	183,869 of €62 each (rounded down)	Interoute Communications Limited
	ORDINARY SHARES	1 of €62 each (rounded down)	interoute networks limited
Directors:	Name:
Daniel Fraser
Anthony Hansel
Michael Paul Winston
Secretary:	N/A

Company name:	Interoute Cloud Bulgaria EOOD
Registered number:	200315012
Date of incorporation:	25 October 2019
Place of incorporation:	Sofia, Bulgaria
Registered office:	1st Floor, Megapark Business Building, 115 Tsarigradsko shose Blvd., Mladost District, Sofia 1784
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	100 of 1 BGN each	interoute communications limited
Directors:	Name:
Michael Winston
Anthony Hansel
Daniel Fraser
Secretary:	N/A

Company name:	Interoute Cloud France
Registered number:	878 461 565
Date of incorporation:	25 October 2019
Place of incorporation:	R.C.S. NANTERRE
Registered office:	55 Avenue des Champs-Pierreux 92000 Nanterre, France
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	1 of €1	gtt france sas
Directors:	Name:
Anthony Hansel
Daniel Fraser
Michael Winston
Secretary:	N/A

Company name:	Interoute Cloud Germany GmbH
Registered number:	Amtsgericht (local court) Frankfurt am Main HRB 116123
Date of incorporation:	22 July 2019 (date of registration)
Place of incorporation:	Frankfurt am Main, Germany
Registered office:	Weismuellerstrasse 26 60314 Frankfurt, Germany
Issued share capital:	Class:	Number of shares:	Shareholder:
	ONLY ONE CLASS OF SHARES	25,000 of €1	gtt gmbh
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	Interoute Cloud Managed Services Sweden AB
Registered number:	559212-8846
Date of incorporation:	15 July 2019
Place of incorporation:	Sweden
Registered office:	Sveavägen 163, 113 46 Stockholm
Issued share capital:	Class:	Number of shares:	Shareholder:
	ordinary shares	6,500 of €1 each	interoute managed services sweden AB
Directors:	Name:
Anthony Hansel
Jesper Parlov Aagaard
Emanuela Fadda
Secretary:	N/A

Company name:	Interoute Cloud UK Limited
Registered number:	12230202
Date of incorporation:	26 September 2019
Place of incorporation:	England & Wales
Registered office:	Third Floor, New Castle House, Castle Boulevard, Nottingham NG7 1FT
Issued share capital:	Class:	Number of shares:	Shareholder:
	ordinary shares	1 of £1.00	interoute communications limited
Directors:	Name:
Daniel Fraser
Anthony Hansel
Michael Winston
Secretary:	N/A

Company name:	Interoute Communications Limited
Registered number:	4472687
Date of incorporation:	28 June 2002
Place of incorporation:	England & Wales
Registered office:	Third Floor, New Castle House, Castle Boulevard, Nottingham NG7 1FT
Issued share capital:	Class:	Number of shares:	Shareholder:
	Ordinary A shares	197,511,738 of €0.10 each	interoute communications holdings limited
	ordinary B shares	1 of £1.00	interoute communications holdings limited
Directors:	Name:
Daniel Fraser
Anthony Hansel
Michael Winston
Secretary:	N/A

Company name:	Interoute Czech S.R.O
Registered number:	26147653
Date of incorporation:	17 January 2000
Place of incorporation:	Prague, the Czech Republic
Registered office:	Bucharova 2928/14a, Stodůlky, 158 00 Praha 5, the Czech Republic
Issued share capital:	Class:	Number of shares:	Shareholder:
	special share no. 1	99% 520,080,000 CZK	interoute communications limited
	special share no. 2	1% 20,000 CZK	INTEROUTE NETWORKS LIMITED
Directors:	Name:
Michael Winston
Daniel Fraser
Secretary:	N/A

Company name:	Interoute Cloud Denmark ApS
Registered number:	40832378
Date of incorporation:	2 October 2019
Place of incorporation:	Denmark
Registered office:	Niels Juels Gade 5, 3rd Floor, DK-1059 Copenhagen K, Denmark
Issued share capital:	Class:	Number of shares:	Shareholder:
	ONLY one class of shares	40,000 of DKK 1 each	interoute communications limited
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	Interoute Holdings (Cyprus) Limited
Registered number:	HE 213715
Date of incorporation:	29 November 2007
Place of incorporation:	Cyprus
Registered office:	10, Diomidous Street, Alphamega Akropolis Building, 3rd floor, Office 401, 2024 Nicosia, Cyprus
Issued share capital:	Class:	Number of shares:	Shareholder:
	Ordinary shares	1,800 of €1 each	interoute comm holdings limited
Directors:	Name:
CCY Management Limited
Secretary:	CCY Services Limited

Company name:	Interoute Hong Kong Limited
Registered number:	1629674
Date of incorporation:	11 July 2011
Place of incorporation:	Hong Kong
Registered office:	Unit 1001, 10/F., Infinitus Plaza, 199 Des Voeux Road Central, Hong Kong
Issued share capital:	Class:	Number of shares:	Shareholder:
	Ordinary shares	10,000 of HK $1 each	interoute communications limited
Directors:	Name:
Anthony Hansel
Michael Winston
Daniel Fraser
Secretary:	Hong Kong Corporation Secretaries Limited

Company name:	Interoute Iberia S.A.U.
Registered number:	A82489238
Date of incorporation:	18 November 1999
Place of incorporation:	Madrid, Spain
Registered office:	Calle Lezama 4, Madrid
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	3,655 of €602 each	interoute communications limited
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	Interoute Media Services Ltd
Registered number:	3617043
Date of incorporation:	18 August 1998
Place of incorporation:	England & Wales
Registered office:	Interoute Communications Limited, Third Floor, New Castle House, Castle Boulevard, Nottingham NG7 1FT
Issued share capital:	Class:	Number of shares:	Shareholder:
	Deferred shares	25,375,700 of £0.01 each	interoute communications limited
	Ordinary shares	112,100,000 of £0.01 each	interoute communications limited
Directors:	Name:
Daniel Fraser
Anthony Hansel
Michael Winston
Secretary:	N/A

Company name:	Interoute Managed Services Norge AS
Registered number:	993 785 539
Date of incorporation:	15 January 2009
Place of incorporation:	Bærum, Norway
Registered office:	c/o Evolve IT, Martin Linges vei 25, 1364 FORNEBU, BÆRUM
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	100 of 1,000 NOK each	interoute communications limited
Directors:	Name:
Michael Winston
Martin Ford
Secretary:	N/A

Company name:	Interoute Managed Services Sweden AB
Registered number:	556496-5944
Date of incorporation:	9 September 1994
Place of incorporation:	Sweden
Registered office:	Sveavägen 163, 113 46 Stockholm
Issued share capital:	Class:	Number of shares:	Shareholder:
	Ordinary shares	3,000 of €10.47 each	interoute communications limited
Directors:	Name:
Michael Paul Winston
Martin Ford
Jesper Parlov Aagaard
Secretary:	N/A

Company name:	Interoute Networks Limited
Registered number:	3773255
Date of incorporation:	19 May 1999
Place of incorporation:	England & Wales
Registered office:	Third Floor, New Castle House, Castle Boulevard, Nottingham NG7 1FT
Issued share capital:	Class:	Number of shares:	Shareholder:
	ORDINARY SHARES	700,000 of £1 each	interoute communications limited
Directors:	Name:
Daniel Fraser
Anthony Hansel
Michael Winston
Secretary:	N/A

Company name:	Interoute (Shanghai) Information & Technology Co Ltd
Registered number:	91310115055887462A
Date of incorporation:	17 August 2018
Place of incorporation:	Unit 04, 2/F, Block B, Changtai Plaza, No.2, 2889 Jinke Road, China (Shanghai) Pilot Free Trade Zone (中国(上海)自由贸易试验区金科路2889弄2号长泰广场B座2层04单元)
Registered office:	(Shanghai) Pilot Free Trade Zone Administration of Market Regulation (中国（上海）自由贸易试验区市场监督管理局)
Registered capital:	£770,000
Shareholder	Easynet Limited
Directors:	Name:
Michael Sicoli
Jessica Kaman
Christopher McKee
Secretary:	N/A

Company name:	GTT Poland sp. z o.o.
Registered number:	0000148278
Date of incorporation:	22 Jan 2003
Place of incorporation:	Warsaw
Registered office:	Tytusa cha&lstrok;ubi&nacute;skiego 8 00-613 warszawa
Issued share capital:	Class:	Number of shares:	Shareholder:
	only one class of shares	40 of 1,250 PLN each	interoute communications limited
Directors:	Name:
Daniel Fraser
Michael Winston
Anthony Hansel
Secretary:	N/A

Company name:	Interoute &Idot;let &iukcy; sim Hizmetleri Ltd &Scedil;irketi
Registered number:	619649
Date of incorporation:	19 March 2007
Place of incorporation:	&Idot;stanbul, Turkey
Registered office:	Barbaros Mah Kardelen Sok. P.Tower AP. N:2 K:10 D:41/7 Atasehir, Istanbul, Turkey
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	406,800 of ₺25 each	interoute iberia sau
Directors:	Name:
Anthony Hansel
Daniel Fraser
Michael Winston
Interoute Iberia SAU
Secretary:	N/A

Company name:	Interoute Ukraine LLC
Registered number:	37881598
Date of incorporation:	17 October 2011
Place of incorporation:	Kyiv, Ukraine
Registered office:	Ukraine, 01024, Kyiv, Shovkovychna Str. 42-44
Charter capital:	Value of participatory interest:	% of the charter capital	Shareholder:
	UAH 469,913.85	100%	interoute holdings (cyprus) LIMITED
Directors:	Name:
Svitlana Gaponenko
Secretary:	N/A

Company name:	Via Networks France Holding SAS
Registered number:	433 596 228
Date of incorporation:	12 September 2008
Place of incorporation:	R.C.S. de Paris
Registered office:	34 rue des Gardinoux 93300 Aubervilliers France
Issued share capital:	Class:	Number of shares:	Shareholder:
	Only one class of shares	4,012 ordinary shares of €10 each	gtt france sas
Directors:	Name:
Michael Winston
Daniel Fraser
Anthony Hansel
Secretary:	N/A

Company name:	Xconnect24, Inc.
Registered number:	4375872
Date of incorporation:	19 March 2013
Place of incorporation:	New York, NY 10005
Registered office:	576 Fifth Avenue Suite 903, New York, New York 10036
Issued share capital:	Class:	Number of shares:	Shareholder:
	Ordinary	200 without nominal value	GTT Netherlands B.V.
Directors:	Name:
Rutger Bevaart
Secretary:	Rutger Bevaart

SCHEDULE 3

Establishment of the Consideration

Part 1: Completion Statements

1.1	As soon as practicable and in any event no later than one hundred and twenty (120) days after the Completion Date, the Buyer shall, for the purpose of establishing the Cash Amount, the Debt Amount, the Working Capital Adjustment and the EBITDA Adjustment, prepare a draft of the Completion Balance Sheet, a draft of the Cash Statement, a draft of the Debt Statement, a draft of the Working Capital Statement and a draft of the EBITDA Statement in accordance with the accounting treatments set out in Part 2 of this Schedule 3 and in the formats set out in Parts C and D of Part 2 of Schedule 3 and shall submit these drafts to the Sellers for review together with copies of the relevant supporting accounts and information used to prepare such statements, to the extent reasonable. For the avoidance of doubt, the schedules set out in Parts C and D of Part 2 of this Schedule 3 provide the format pursuant to which the Completion Statements should be prepared and the numbers included therein are worked examples provided for illustrative purposes only. Notwithstanding anything to the contrary in this Agreement, if Completion is due to take place prior to 1 July 2021, the process in respect of the EBITDA Adjustment shall be deferred until following 1 July 2021 so that the H1 2021 EBITDA Amount can be identified.

1.2	Within forty-five (45) days following delivery thereof, the Sellers shall review the draft of the Completion Balance Sheet, the draft Cash Statement, the draft Debt Statement, the draft Working Capital Statement and the draft EBITDA Statement and, on the basis of such review, the Sellers may provide Notice to the Buyer of any item or items it wishes to dispute (the “Notice of Disagreement”). The parties agree that all the line items not disputed by the Sellers in the Notice of Disagreement are agreed between the parties and unconditionally accepted by the Sellers. The Notice of Disagreement shall include (i) a list of each line item in the relevant draft statements with which the Sellers disagree and the proposed amount of adjustments, substantiated in reasonably sufficient detail so as to allow reasonable assessment thereof by the Buyer and the Buyer’s accountant, (ii) a summary of the reasons for such dispute in respect of each line item and (iii) a confirmation of the Sellers accepting and unconditionally approving all the not disputed line items.

1.3	If upon expiry of the aforesaid objection period of forty-five (45) days no Notice of Disagreement has been received by the Buyer pursuant to paragraph 1.2 of this Schedule 3 or if the Sellers have notified the Buyer that there are no items they wish to dispute, the Cash Statement, the Debt Statement, the Working Capital Statement and the EBITDA Statement and the Cash Amount, the Debt Amount, the Working Capital Adjustment and the EBITDA Adjustment following therefrom shall be final and binding on the parties.

1.4	The parties shall give each other (and their respective accountants) all information and assistance reasonably required or desirable for the preparation by the Buyer or the review by the Sellers, as the case may be, of the draft of the Completion Balance Sheet, the draft Cash Statement, the draft Debt Statement, the draft Working Capital Statement and the draft EBITDA Statement (including reasonable access to personnel, accounting records and supporting schedules).

OPEN ISSUES

1.5	If a Notice of Disagreement has been received by the Buyer pursuant to paragraph 1.2 of this Schedule 3, the parties shall try to amicably resolve the issue. Should they fail to do so within twenty (20) Business Days of the end of the aforesaid objection period of forty-five (45) days (for the purpose of this Schedule the “Disagreement Date”) then any such unresolved issue (for the purpose of this Schedule the “Open Issues”) shall be submitted to and settled by an accountant of a firm of international repute and with sufficient and relevant expertise (for the purpose of this Schedule the “Accountant”) to be jointly appointed by the parties within fourteen (14) days of the Disagreement Date or, if the parties fail to agree on such appointment within that period, each party may make an application to the President of the Institute of Chartered Accountants in England and Wales to appoint the Accountant.

1.6	The parties shall within ten (10) Business Days after such appointment submit the draft of the Completion Balance Sheet, the draft Cash Statement, the draft Debt Statement, the draft Working Capital Statement and the draft EBITDA Statement and statements of their respective positions in writing to the Accountant. The Accountant shall determine the further procedural rules at his/her discretion.

1.7	The parties undertake to procure that the Accountant shall then resolve the Open Issues by way of a binding determination in accordance with the Agreement and notify the parties of his/her decision, as soon as practicable after his/her appointment. Based on the Accountant’s resolution of the Open Issues, the Accountant shall determine the final Cash Amount, the Debt Amount, the Working Capital Adjustment and the EBITDA Adjustment and the Consideration shall be accordingly finalised. The fees and expenses arising out of the engagement of the Accountant shall be borne by the parties in a manner and/or in proportion determined by the Accountant or in the absence of such determination be split equally between the Buyer and the Seller.

1.8	The Accountant shall be required to determine, applying the provisions of this Agreement, only those matters that this Agreement provides should be determined by them, and not any additional or separate issues raised by the parties. Where the parties disagree on any number to be included in or taken into account for the purposes of the Completion Statements, other than in case of fraud or manifest error, the Accountant may not determine that number to be greater than the higher of the two numbers in dispute or determine it to be lower than the lower of the two numbers in dispute. In making their determination, the Accountant shall act as an expert and not as an arbitrator.

1.9	The Accountant may, if it considers it to be necessary or desirable, appoint a lawyer of a reputable English law firm, who has the legal background and experience (“Lawyer”) to decide on a dispute as referred herein, as an expert to decide on any legal matter in connection with the determination of the settlement amounts in accordance with this Schedule 3, including but not limited to (i) the explanation of the intention of the parties when entering into this Agreement and/or (ii) the explanation of (certain provisions and/or definitions of) this Agreement. The Accountant’s decision shall, however, be issued solely by the Accountant.

1.10	Each party shall timely provide any additional information requested by the Accountant and/or the Lawyer in writing (with copies of any such communications with the Accountant and/or the Lawyer to be provided to the other party). No party may unilaterally contact the Accountant and/or the Lawyer other than in writing with the other parties in copy. The failure of either party to timely submit to the Accountant and the Lawyer a written statement of its position or to otherwise fail to respond to any request of the Accountant or the Lawyer for information, shall not preclude or delay the Accountant’s and the Lawyer’s determination of the Open Issues on the basis of the information which will have been submitted.

Part 2: Completion Statements Accounting Policies

PART A: COMPLETION STATEMENTS

1.1	In preparing the Completion Statements:

(a)	the items and amounts to be included in the calculation of the Completion Balance Sheet, the Cash Amount, the Debt Amount, the Working Capital Adjustment and the EBITDA Adjustment shall be identified by applying the relevant definitions in clause 1 and applying the accounting policies set out in paragraph 1.1(b) of this Schedule 3 below (but if there is a conflict between the relevant definition in clause 1 and the accounting policies set out in paragraph 1.1(b) of this Schedule 3, the latter shall prevail);

(b)	in applying each such definition and determining which items and amounts are to be included and calculated in the Completion Statements, if and to the extent that the treatment or characterisation of the relevant item or amount or type or category of item or amount:

(i)	is dealt with in the specific accounting treatments set out in paragraphs 1.2 to 1.18 of Part B of this Part 2 of Schedule 3 (the “Specific Accounting Treatments”), the relevant Specific Accounting Treatment(s) shall apply;

(ii)	is not dealt with in the Specific Accounting Treatments but is dealt within the accounting principles, policies, treatments, practices and categorisations (including in relation to the exercise of accounting discretion and judgement) that were in fact adopted and applied in the preparation of the Accounts (the “Pro Forma Accounts Principles”), the relevant Pro Forma Accounts Principles shall apply; and

(iii)	is not dealt with in either the Specific Accounting Treatments or the Pro Forma Accounts Principles, the Accounting Standards as at the Accounts Date shall apply.

PART B: SPECIFIC ACCOUNTING TREATMENTS

1.2	In order to prepare the Completion Statements an aggregated balance sheet (the “Completion Balance Sheet”) will be prepared for the Group Companies immediately prior to Completion and an aggregated statement of EBITDA will be prepared for the Group Companies for the period from 1 January 2021 to 30 June 2021 (the “EBITDA Statement”). The Completion Balance Sheet will be prepared based on actual amounts, if available, in accordance with the Accounting Standards. The Completion Statements will be prepared from this Completion Balance Sheet and the EBITDA Statement, subject to the requirements set out in Part 1 and Part 2 of this Schedule 3.

1.3	The Completion Statements shall be prepared in U.S. Dollars. In respect of the Completion Balance Sheet, save as specifically provided in this paragraph 1.3, any amounts which are to be included in any such calculation which are expressed in a currency other than U.S. Dollars shall be converted into U.S. Dollars at the Exchange Rate as at the Completion Date. In respect of the EBITDA Statement, any amounts which are to be included in such calculation which are expressed in a currency other than U.S. Dollars shall be converted into U.S. Dollars on a consistent basis with the Pro Forma Accounts Principles (as described in paragraph 1.1(b)(ii) of Part A of Part 2 of this Schedule 3).

1.4	In preparing the Completion Statements and the Completion Balance Sheet, assets and liabilities will be classified between the columns headed ‘Cash’, ‘Debt’, ‘Working Capital’ and ‘Other’ on a basis consistent with the classification of the equivalent line item in Part C of this Schedule 3, subject to any other requirements set out in Part 2 of this Schedule 3 and relevant definitions. For the avoidance of doubt, where the Specific Accounting Treatments require an item to be included in (or excluded from) ‘Cash’, ‘Debt’ or ‘Working Capital’, such an item shall be included in (or excluded from) ‘Cash’, ‘Debt’ or ‘Working Capital’ as applicable and irrespective of whether such an item is included in (or excluded from) the account lines shown as ‘Cash’, ‘Debt’ or ‘Working Capital’ in Part C of this Schedule 3. The EBITDA Adjustment shall be calculated in accordance with the general principles of this Schedule 3 and in the format set out in Part D of this Part 2 of Schedule 3.

1.5	The Completion Statements and Completion Balance Sheet shall be prepared immediately prior to Completion (the “Completion Time”), as if the close of business on the day immediately prior to the Completion Date were the last day of a financial year and appropriate accounting procedures shall be performed in relation to the accounting records, including detailed analysis of prepayments and accruals, cut-off procedures and other year-end adjustments as at the Completion Time, but subject always to any specific requirements of the accounting principles and policies set out in this Schedule 3.

1.6	The Completion Statements and Completion Balance Sheet shall be prepared on the basis that the Group Companies are a going concern and shall exclude the effect of change of ownership of the Group Companies or the post-Completion intentions of the Buyer (including any post-Completion reorganisations, which, for the avoidance of doubt, shall not include the Reorganisation).

1.7	There shall be no double counting of items in the Completion Statements and no amount will be included more than once in the calculation of the Cash Amount, the Debt Amount and Completion Working Capital.

1.8	The Completion Statements and Completion Balance Sheet shall take into account information that provides evidence of conditions that existed at the Completion Time (adjusting events) in accordance with FASB Accounting Standards Codification Topic 855, Subsequent Events but shall not take account of information or events that are indicative of conditions that arose after the Completion Date (non-adjusting events). Adjusting events will be taken into account up to the date of delivery of the respective Completion Statements in accordance with paragraph 1.1 of Part 1 of this Schedule 3.

1.9	In preparing the Completion Statements and Completion Balance Sheet, the Completion Time shall be treated as the end of a Taxation accounting period (i.e. the Corporate Income Tax Liability included in the Completion Statements shall be based upon a full tax computation calculated as if the Completion Time was the end of an accounting period for Tax purposes). Corporate Income Tax Liabilities shall be classified as ‘Debt’ and Corporate Income Tax Assets shall be classified as ‘Cash’ in the Completion Statements and the Completion Balance Sheet.

1.10	The Completion Statements and Completion Balance Sheet shall include any (new) balance sheet line items which follow from the Reorganisation. To the extent such balance sheet line items are not included in Part C of this Schedule 3, they shall be classified as ‘Cash’, ‘Net Debt’, ‘Working Capital’ or ‘Other’ on a basis consistent with similar balance sheet line items but subject always to the specific accounting policies set out in this Part B of Schedule 3.

1.11	All non-trading liabilities owed by the Group Companies to any member of the Sellers’ Group shall be classified as ‘Debt’ in the Completion Statements and the Completion Balance Sheet. All non-trading assets owed to the Group Companies by any member of the Sellers’ Group shall be classified as ‘Cash’ in the Completion Statements and the Completion Balance Sheet but only to the extent such amounts have been settled prior to the date the Buyer delivers the draft Cash Statement, draft Debt Statement, draft Working Capital Statement and draft EBITDA Statement to the Sellers in accordance with paragraph 1.1 of Part 1 of this Schedule 3, to the extent any non-trading asset has not been settled prior to this date it shall be classified as ‘Other’.

1.12	All trading liabilities owed by the Group Companies to any members of the Sellers’ Group shall be classified as ‘Working Capital’ in the Completion Statements and the Completion Balance Sheet. All trading assets owed to the Group Companies by any member of the Sellers’ Group shall be classified as ‘Working Capital’ in the Completion Statements and the Completion Balance Sheet but only to the extent such amounts have been settled prior to the date the Buyer delivers the draft Cash Statement, draft Debt Statement, draft Working Capital Statement and draft EBITDA Statement to the Sellers in accordance with paragraph 1.1 of Part 1 of this Schedule 3, to the extent any trading asset has not been settled prior to this date it shall be classified as ‘Other’.

1.13	Assets that are subject to dispute between the Group Companies and CloudItalia shall be classified as ‘Cash’ but only to the extent such amounts are recovered in cash prior to the date the Buyer delivers the draft Cash Statement, draft Debt Statement, draft Working Capital Statement and draft EBITDA Statement to the Sellers in accordance with paragraph 1.1 of Part 1 of this Schedule 3. Liabilities that are subject to dispute between the Group Companies and CloudItalia shall be classified as ‘Debt’ but only to the extent such amounts are considered payable. All ongoing trading balances not subject to dispute between the Group Companies and CloudItalia shall be classified as “Working Capital”.

1.14	The bad debt provision included in the Completion Statements and the Completion Balance Sheet shall be calculated by applying the percentages set out in the table below. For the purposes of column (1) in the table below, the invoice due date shall mean the date on which the relevant invoice becomes due and payable to the relevant member of the Sellers’ Group. Where a customer is in administration, liquidation or other insolvency proceeding or there are significant doubts over recoverability, full provision shall be made against all accounts receivable irrespective of age:

(1) Time elapsed since invoice due date	(2) Provision
0-3 months	5%
3-6 months	10%
6-12 months	50%
12-18 months	75%
>18 months	100%

1.15	In preparing the Completion Statements and the Completion Balance Sheet liabilities for deferred revenue, calculated in accordance with the requirements of this Schedule 3 shall be classified as follows:

(a)	a liability equal to the full amount of the cash received by the Group Companies from the sale of the Prepaid Revenue from the date of this Agreement to the Completion Date (inclusive) less the cost of service and any capital expenditure incurred directly in relation to the provision of such service less any revenue solely related to the sale of Prepaid Revenue from the date of this Agreement recognised in accordance with the Accounting Standards in relation to the Prepaid Revenue prior to the Completion Date shall be classified as “Debt”. For the avoidance of doubt, no other revenue shall be considered for the purposes of 1.15(a); and

(b)	all other deferred revenue liabilities shall be categorised as ‘Other’.

1.16	The following items shall be classified as ‘Debt’ in the Completion Statements and the Completion Balance Sheet and included in the Debt Amount (and hence shall not be included in the Cash Amount or Completion Working Capital) and in the event there is a conflict between this provision and the format of the statements set out in Parts C and D of Part 2 of this Schedule 3, the policies set out in this provision shall prevail:

(a)	Borrowings from any bank, financial institution or other entity, indebtedness or liabilities arising under any instrument evidencing a derivate transaction, bond, note, loan stock, debenture, commercial paper, guarantee or counter-indemnity obligation in respect of a guarantee, indemnity, standby or documentary letter of credit or any other similar instrument and any indebtedness for money borrowed or raised under any other transaction that has the commercial effect of borrowing, any interest accrued thereon and any related fees, expenses, charges costs (including hedging termination payments and costs) and interests, premiums and/or penalties payable by any Group Company or for which any Group Company is or shall be liable;

(b)	Any costs, fees or expenses (including professional advisers’ expenses) relating to the transactions contemplated by this Agreement which are due and will be borne by a Group Company and any unpaid bonuses, stock options, financial bonuses or other financial incentives granted or payable as a result of or in connection with the transactions contemplated by this Transaction Agreement that will be payable by a Group Company, if any, including any Tax in respect thereof;

(c)	Obligations of any Group Company under any conditional sale, title retention, forward sale or purchase or any similar agreement or arrangement creating obligations with respect to the deferred purchase price (other than customary trade credit given in the ordinary course of trading);

(d)	Bonus and commission accruals (inclusive of any applicable employer’s social security contributions) payable to directors, employees or contractors after the Completion Date by reference to the actual financial performance of the Group Companies prior to the Completion Date;

(e)	Restructuring liabilities, including lease payments, severance payments, termination benefits and other costs (including, for the avoidance of doubt, any liabilities relating to the decommissioning of Custom Connect) of any Group Company;

(f)	Legal reserves claims for which the Group Company has recorded a liability in accordance with the Accounting Standards;

(g)	Corporate Income Tax Liabilities; and

(h)           Asset retirement obligations of any Group Company;

(i)	any specific amounts payable as a result of any litigation, dispute resolution process (including arbitration), prosecution or investigation that has been finally and irrevocably settled or finally determined, if and to the extent such amounts remains unpaid by any of the Group Companies as at the Completion Time;

(j)	any provisions of any Group Company in relation to product liability or technical claims;

(k)	all unpaid but agreed-upon dividends of any Group Company for past periods as long as not waived as part of this Agreement;

(l)	all liabilities of any Group Company (whether conditional or unconditional, present or future and including all Taxes) arising from the Reorganisation and Separation Steps Plans;

(m)	all liabilities of any Group Company for redundancies costs to the extent that such items have been announced and have not been settled in cash prior to the Completion Time;

(n)	all pension commitments related to the Group Companies;

(o)	any leases for property of the Group Companies that should have been recorded as onerous under purchase accounting in accordance with the Accounting Standards;

(p)	any other line items identified in the column headed “Debt” in Part C of Schedule 3 related to the Group Companies;

(q)	Provision of the Group Companies for withholding taxes; and

(r)	IRU install yet to be completed.

1.17	The following items shall be classified as ‘Other’ in the Completion Statements and the Completion Balance Sheet (and hence shall not be included in the Cash Amount, the Debt Amount or Completion Working Capital):

(a)	Deferred tax assets and liabilities;

(b)	Security deposits; and

(c)	Operating lease liabilities and capital lease liabilities.

1.18	The following accounting principles shall apply to the calculation of the revenue, the cost of revenue, the Non-Headcount SG&A (including Opex- O&M) and the Headcount based SG&A for the purpose of preparation of the Completion Statements (including, for the avoidance of doubt, the calculation of the EBITDA Amount):

Revenue

(a)	all revenue shall be recognised on a consistent basis with the accounting principles, policies, treatments and practices (including in relation to the frequency and timing of issuance of invoices) that were in fact adopted and applied in the recognition of revenue in the Accounts. To the extent any revenue referred to in paragraphs (b) to (h) below has been invoiced on a different basis to that applied in the Accounts the impact of the difference shall be excluded in preparation of the Completion Statements;

(b)	the MRR shall be presented on a “spread billings” basis, where billings are evenly distributed over the respective billing service period to which they relate (e.g., quarterly bills shall be equally spread over the three (3) calendar months to which they relate);

(c)	the Prepaid Revenue shall be presented on a “billings basis”, where the Prepaid Revenue is presented as revenue in the period in which it is billed;

(d)	the NRR shall be presented on a “billings basis”, where the NRR is presented as revenue in the period in which it is billed;

(e)	usage, taxes and fees shall be presented as arising on a “billings basis”, where revenue is presented in the period in which it is billed;

(f)	the revenue arising from any services provided by any Group Company as a supplier to any RemainCo Company as a customer shall be presented ratably in accordance with the provisions of the InfraCo MSA;

(g)	any revenue arising under the Government Contract (as at the date of this Agreement, equal to no less than $10 million per annum) shall be ratably spread throughout the year;

(h)	any revenue arising pursuant to the master services agreement between KPN B.V. and GTT International B.V. (KPN Eurorings B.V.) shall be presented in the following manner: (i) any revenue arising after May 2020 shall be presented in accordance with the principles set out above; and (ii) in respect of any revenue arising prior to June 2020, twenty (20) per cent, of such revenue shall be allocated to the InfraCo Business and eighty (80) per cent of such revenue shall be allocated to the RemainCo Business;

Cost of revenue (COR)

(i)	Cost of revenue shall be based on enriched TEOCO detail resulting from the ongoing COR rebuild. Costs mapped to the InfraCo Business shall be based on costs attributable to the operation of the network and required to support the carve-out revenue. The mapping of costs shall be at the segment ID level as mapped by the operations team for both InfraCo and RemainCo.

Non-Headcount SG&A (Including OpEx O&M)

(j)	Non-headcount SG&A will be based on an allocation of the Oracle Fusion trial balance amount between the InfraCo Business and the RemainCo Business using actual, or if unavailable, appropriate allocation keys consistent with those used in preparation of the Accounts (e.g., vendor spend, revenue, FTE, legal entities and expense by location).

Headcount based SG&A

(k)	Headcount based SG&A shall be based on actual, or if unavailable, an allocation of the headcount related expenses (e.g., salaries, payroll costs, etc.) based on an allocation of the Oracle Fusion trial balance amount between the InfraCo Business and the RemainCo Business based on the identification of individual employees as an InfraCo employee or a RemainCo employee from the census file for the period.

1.19        Allocated Accounts: It is recognised that the basis of preparation of the Accounts includes certain liabilities and assets on the basis of allocation using a methodology involving mathematical allocation of a balance between the Apollo, on one hand, and the RemainCo or any of its Affiliates, on the other hand. In respect of such categories of liabilities or asset, the amount to be included in the preparation of the Completion Statements and the Completion Balance Sheet shall not be based on any mathematical allocation, but shall be the actual amounts of liabilities or assets in each such category which exists in the Apollo at the Completion Time, and the remaining provisions of Part 2 of Schedule 3 shall, wherever necessary, be interpreted to this effect.

1.20        Any liability included in the Debt Amount of the Completion Statement and Completion Balance Sheet shall be measured at their settlement amount (which means, including without limitation (i) any accrued interests calculated until the Completion Time, (ii) any break fees payable by any Group Company as a (direct or indirect) result of this Agreement, and (iii) but excluding book value of capitalised debt issue costs).

1.21        No amount shall be included as an asset in the Completion Statement and Completion Balance Sheet in respect of cash unless it is fully reconciled to bank statements or third party documentation.

1.22        Prepayments shall only be included in the Completion Statement and the Completion Balance Sheet to the extent goods and services in respect of such prepayments are receivable and benefit to the Group Company after the Completion Time.

1.23        The Completion Statement and the Completion Balance Sheet shall only recognise unbilled revenue assets in respect of the period prior to the Completion Time in accordance with the Accounting Standards.

1.24        VAT payable or receivable by the Group Companies shall be included within the Completion Working Capital.

1.25        The Completion Statement and the Completion Balance Sheet shall not release accruals or provisions included in the Accounts in respect of the Group Companies unless:

(a)           they have been utilised (but not released) before the Completion Time; or

(b)           there has been a change of facts and/or reasonable assumptions on the basis of facts since the Accounts Date; or

which provides conclusive evidence that no cash payments will be made following the Completion Time in respect of the matters such accruals or provisions were made in the Accounts in respect of the Group Companies. This policy is subject to policy 1.19 Allocated Accounts.

1.26        The Completion Statement and the Completion the Balance Sheet shall include full provision in the Debt Amount for any separation, reorganisation costs, redundancy costs and known remediation costs (including but not limited to customer refunds and compensation together with any fees, fines or penalties) associated with Project Apollo.

PART C: COMPLETION BALANCE SHEET FORMAT

PART D: EBITDA SCHEDULE AND WORKED EXAMPLES

Apollo Schedule 3 - Illustrative EBITDA Statement

This statement will be used to calcualte the EBITDA adjustment, if any in accordance with Clause 3 of the Sale and Purchase Agreement.

H1 2021
H1 2021 EBITDA Amount	$-

less: MRR from new 2021 contracts
less: MRR from disconnected 2021 contracts

Adjusted EBITDA	$-

Annualized adjusted EBITDA (Adjusted EBITDA x2)

Plus: annualized value of MRR from new 2021 contracts

Less: Missing Leases Cost

H1 2021 Adjusted EBITDA Amount	$-

$ in millions

Illustrative EBITDA Adjustment calculation
Illustrative H1 2021 Adjusted EBITDA Amount	$150.0		$155.0		$160.0		$165.0

H1 2021 Adjusted EBITDA Amount < $160 million (A)	$(10.0)		$(5.0)		$0.0		$0.0
Reference multiple for adjustment¹ (B)	13.2	x	13.2	x	13.2	x	13.2	x
Calculated EBITDA Adjustment (A x B)	$(132.0)		$(66.0)		$0.0		$0.0
Maximum EBITDA Adjustment	$(75.0)		$(75.0)		$(75.0)		$(75.0)
Actual EBITDA Adjustment	$(75.0)		$(66.0)		$0.0		$0.0

¹ As defined in SPA.

SCHEDULE 4

Completion Obligations

Part 1: Obligations of the Sellers

On Completion, against performance by the Buyer of the matters set out in Part 2 of this Schedule 4, the Sellers shall deliver, or procure the delivery of, the following to the Buyer or the Buyer’s Solicitors:

Transaction documents

1.1	duly executed copies of the GTT MSA , the GTT TSA, the InfraCo MSA and the InfraCo TSA;

1.2	except where the Buyer has waived the Reorganisation Completion Reorganisation pursuant to clause 7.10, a written confirmation (made in the reasonable opinion of the Sellers acting in good faith) that the Reorganisation Completion Obligation has been satisfied; and

1.3	duly executed copy of the Completion Disclosure Letter.

Title to Shares

1.4	In respect of:

(a)	GTT Ireland:

(i)	executed share transfer form in respect of the entire issued share capital of GTT Ireland in favour of the Buyer;

(ii)	original share certificate(s) in respect of GTT Ireland in the name of GTT Holdings Ireland (or indemnities in lieu of such share certificates);

(b)	Hibernia Atlantic Cable System Limited:

(i)	executed share transfer form in respect of the entire issued share capital of Hibernia Atlantic Cable System Limited in favour of the Buyer;

(ii)	original share certificate(s) in respect of Hibernia Atlantic Cable System Limited in the name of NGS Limited (or indemnities in lieu of such share certificates);

(c)	Hibernia Atlantic (Singapore) Private Limited:

(i)	duly completed and executed instrument(s) of transfer in respect of the Hibernia Atlantic (Singapore) Private Limited Share in favour of the Buyer;

(ii)	original share certificate(s) in respect of the Hibernia Atlantic (Singapore) Private Limited Share in the name of NGS Limited (or an express indemnity in a form satisfactory to the Buyer in the case of any found to be missing);

(iii)	a working sheet computing the net asset value per Hibernia Atlantic (Singapore) Private Limited Share in the form prescribed by the Stamp Duty Branch of the Inland Revenue Authority of Singapore, duly signed by a director of Hibernia Atlantic (Singapore) Private Limited, and copies of such other documents as may be prescribed from time to time by the Stamp Duty Branch for the purpose of assessing the stamp duty payable on the transfer of the Hibernia Atlantic (Singapore) Private Limited Share; and

(iv)	an updated electronic register of members of the Company showing the Buyer as the holder of the Hibernia Atlantic (Singapore) Private Limited Share.

(d)	Hoffnungsvoll Communication Private Limited:

(i)	duly executed and stamped share transfer forms in respect of the entire issued share capital of Hoffnungsvoll Communication Private Limited in favour of the Buyer and its nominee;

(ii)           original share certificates in respect of Hoffnungsvoll Communication Private Limited in the name of NGS Limited and Hibernia Atlantic UK Limited endorsed in the name of the Buyer and its nominee;

(e)	Hibernia Atlantic Communications (Canada) Company:

(i)	executed share transfer form in respect of Hibernia Atlantic Communications (Canada) Company in favour of the Buyer;

(ii)	original share certificate in respect of Hibernia Atlantic Communications (Canada) Company in the name of NGS Limited;

(f)	Hibernia International Assets Inc.:

(i)	executed share transfer form in respect of Hibernia International Assets Inc. in favour of the Buyer;

(ii)	original share certificate (if issued) in respect of Hibernia International Assets Inc. in the name of NGS Limited (or indemnities in lieu of such share certificates);

(iii)	updated register of members in draft form showing the Buyer as the sole shareholder of Hibernia International Assets Inc. to be updated in final form immediately after Completion;

(iv)	a certificate of good standing in respect of Hibernia International Assets Inc. issued by the Registrar of Companies of the Cayman Islands dated no more than five (5) Business Days days prior to the Completion Date;

(g)	GTT US:

(i)	executed assignment of membership interests in respect of GTT US in favour of the Buyer;

(h)	Hibernia Atlantic (UK) Limited:

(i)	executed stock transfer form in respect of Hibernia Atlantic (UK) Limited in favour of the Buyer;

(ii)	original share certificate in respect of Hibernia Atlantic (UK) Limited in the name of NGS Limited (or an indemnity in respect of any lost certificate);

(i)	Hibernia Media (UK) Limited:

(i)	executed stock transfer form in respect of Hibernia Media (UK) Limited in favour of the Buyer;

(ii)	original share certificate in respect of Hibernia Media (UK) Limited in the name of NGS Limited (or an indemnity in respect of any lost certificate);

(j)	GTT UK:

(i)	executed share transfer form in respect of GTT UK in favour of the Buyer;

(ii)	original share certificate in respect of GTT UK in the name of NGS Limited (or an indemnity in respect of any lost certificate),

and each transfer document referred to in this paragraph 1.4 which relates to a Target Company incorporated outside the United Kingdom shall be executed and delivered outside the United Kingdom;

Directors and Company Secretary

1.5	executed resignations in the agreed form of each director, officers and company secretary (as applicable) of each of the Group Companies (other than those directors and company secretary to remain in place after Completion as indicated in Parts 1 and 2 of Schedule 2 or as notified by the Buyer to the Principal Seller not less than five (5) Business Days prior to Completion);

Board resolutions

1.6	a copy of the board resolutions of the Target Companies approving the transfers of the Shares, the issuance of new share certificate(s) in respect of the Shares (if relevant) and the transactions contemplated herein; and

1.7	a copy of the board resolutions of the Group Companies accepting the resignation of the resigning directors, officers and company secretary (as applicable), and noting the appointment of such persons nominated by the Buyer as directors and company secretary with effect from Completion.

Release Documents and Guarantees

1.8	copies of the Release Documents duly executed by each party thereto;

1.9	copies of the following documents:

(a)	the Microsoft Documents duly executed by each party thereto; and

(b)	evidence of discharge of the RemainCo Security.

Lender Consents

1.10	a copy of each Lender Consent (to the extent required).

IP Agreements

1.11	duly executed copies of the Licence Agreement, a separate InfraCo IP Assignment Agreement between each relevant Group Company and each relevant member of the Seller’s Group (excluding a Group Company), and a separate RemainCo IP Assignment Agreement between each relevant member of the Sellers’ Group (excluding a Group Company) and each relevant Group Company, in each case, including any agreed form local law compliant assignments and their respective registry forms for the recordal of change of title agreed pursuant to clause 6.24.

Allocation Notice

1.12	a copy of the Allocation Notice or Revised Allocation Notice, as applicable.

KPMG VDD Reports reliance letter

1.13	a copy of a reliance letter duly executed by KPMG in favour of the Buyer in respect of the KPMG VDD Reports.

Part 2: Obligations of the Buyer

On Completion, against performance by the Sellers of the matters set out in Part 1 of this Schedule 4, the Buyer shall:

Satisfaction of Conditions

1.14	provide evidence of satisfaction of the Competition Condition and the Regulatory Condition(s) in a form satisfactory to the Sellers;

Satisfaction of Consideration

1.15	procure the payment of the Initial Purchase Price (less the Escrow Amount) to Sellers’ Solicitors Bank Account;

Transaction Documents

1.16	duly executed copies of the GTT MSA , the GTT TSA, the InfraCo MSA and the InfraCo TSA;

Documents to be delivered

1.17	a copy of the board resolutions of the Buyer in the agreed form authorising the execution and performance by the Buyer of its obligations under this Agreement and each of the Transaction Documents to be executed by the Buyer at Completion (as applicable);

1.18	copies of the Management Agreements duly executed by the relevant directors of the Group Companies appointed by the Buyer with effect from Completion;

1.19	evidence of a bound and fully paid for D&O Tail Policy; and

1.20	duly executed copies of the Licence Agreement, a separate InfraCo IP Assignment Agreement between each relevant Group Company and each relevant member of the Seller’s Group (excluding a Group Company), and a separate RemainCo IP Assignment Agreement between each relevant member of the Seller’s Group (excluding a Group Company) and each relevant Group Company, in each case, including any agreed form local law compliant assignments and their respective registry forms for the recordal of change of title agreed pursuant to clause 6.24.

SCHEDULE 5

Warranties

Part 1: Title Warranties

1.	CAPACITY AND AUTHORITY

Organisation and Standing

1.1	Each Seller is validly organised, in existence and duly registered under the laws of its jurisdiction of organisation and has full power to conduct its business as conducted at the date of this Agreement.

1.2	None of the Sellers is insolvent or bankrupt or unable to pay its debts within the meaning of section 123 (1) or (2) of the Insolvency Act 1986 (or equivalent law of any jurisdiction in which each Seller is incorporated or resident, as applicable).

1.3	No order has been made and no resolution has been passed for the winding up of any of the Sellers or for a liquidator to be appointed in respect of it and no petition has been presented and no meeting has been convened for the purposes of winding up any of the Sellers in any way.

Authority

1.4	Each Seller has the requisite capacity and authority to enter into and perform this Agreement and each of the other Transaction Documents to which it is or will be a party.

1.5	Each Seller has obtained all corporate and shareholder authorisations and (save for any consents and approvals to be obtained pursuant to the terms of the Reorganisation Documents (including pursuant to clause 4 of this Agreement)) all other consents, licenses and authorisations required to empower it to enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party.

1.6	All authorisations from, and notices or filings with, any governmental or other authority that are necessary to enable each Seller to execute, deliver and (save for any consents and approvals to be obtained pursuant to the terms of the Reorganisation Documents (including but not limited to pursuant to clause 4 of this Agreement)) perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorisation have been complied with.

Valid and Binding Obligations

1.7	This Agreement and each of the other Transaction Documents to which it is or will be a party will, when executed by each Seller, constitute legal, valid and binding obligations of such Seller in accordance with their respective terms.

2.	THE SHARES

2.1	Each Seller is the sole legal and beneficial owner of the Shares set opposite its name in column (2) of the table in Schedule 1 and is entitled to sell and transfer the full legal and beneficial ownership of such Shares.

2.2	Subject to any Encumbrances established pursuant to the Credit Agreement, which shall be Discharged at or prior to Completion, there is no Encumbrance on, over or affecting the Shares set opposite the Seller’s name in the table in Schedule 1, nor any agreement or commitment to create any such Encumbrance.

Part 2: Business Warranties

1.	THE GROUP COMPANIES

Incorporation and existence

1.1	Each Group Company is duly incorporated and validly existing under the laws of the jurisdiction in which it is incorporated.

1.2	The information in Schedule 2 of this Agreement is accurate in respect of each Group Company in all material respects and, as at the Completion Date, the only Group Companies are the companies listed in Schedule 2.

1.3	So far as each of the Sellers is aware, there are no contracts, agreements or arrangements outstanding which call for the allotment, issue or transfer of, or accord to any person the right to call for the allotment, issue or transfer of any shares or any debentures in or securities of any of the Group Companies.

1.4	The Shares together constitute the whole of the issued and allotted share capital of the Target Companies, were validly issued and allotted and are fully paid or credited as fully paid.

Subsidiaries

1.5	The entire issued share capital of each Subsidiary is legally and beneficially held by a Group Company free from all Encumbrances or interests in favour of, or claims made by, any other person and are held with all rights now or hereafter attaching to them.

1.6	The Subsidiaries are the only subsidiaries of the Target Companies.

1.7	With the exception of the Subsidiaries, no Group Company:

(a)	has any interest in nor owns any shares or debentures in the capital of any other company; or

(b)	has agreed to acquire any interest in, or any shares or debentures in the capital of, any other company.

Statutory books

1.8	So far as each of the Sellers is aware, the statutory books (excluding the minute books) of the Group Companies are up to date, in its possession or control and are accurate and complete, in all material respects.

Constitutional documents

1.9	Copies of the constitutional documents of each Group Company are disclosed in the Data Room.

Joint ventures

1.10	Save for the Existing Joint Venture Arrangements, no Group Company is party to any joint venture, consortium, partnership or profit sharing arrangement or agreement.

2.	ACCOUNTS

2.1	The Accounts show, in all material respects, a true and fair view of the Group’s:

(a)	assets, liabilities, state of affairs and financial position as at the Accounts Date; and

(b)	EBITDA for the financial year ended on the Accounts Date.

2.2	The Accounts have been prepared in accordance with the Basis of Presentation.

2.3	As at the Accounts Date, the Accounts included all liabilities, recognise all provisions and present all contingent liabilities in accordance with the Basis of Presentation.

3.	Events since the ACCOUNTS DATE

Save for any actions taken (or to be taken) in connection with the Reorganisation in accordance with this Agreement, since the Accounts Date:

(a)	there has been no material adverse change in the financial position of any Group Company or the Group as a whole;

(b)	there has been no change in the issued share capital of any Group Company or in the legal or beneficial ownership of any Group Company;

(c)	no dividend or other distribution (whether in cash, stock or in kind) has been declared, authorised, paid or made, by any Group Company (except for any dividends or other distributions provided for in the Accounts);

(d)	the business of the Group Companies has been carried on in all material respects in the ordinary course and consistent with the way in which that business was conducted in the twelve (12) months preceding the Accounts Date;

(e)	no Group Company has acquired or disposed of or agreed to acquire or dispose of any business, interest in any share, debenture or security of any company, or undertaking;

(f)	except for trade debt incurred in the ordinary course of business, no Group Company has repaid any borrowing or indebtedness in advance of its stated maturity or other repayment date;

(g)	no Group Company has acquired or disposed of or agreed to acquire or dispose of any material asset other than in the ordinary course of trading; and

(h)	no Group Company has assumed or incurred, or agreed to assume or incur any material liability, obligation, commitment or expenditure other than in the ordinary and usual course of trading or any such liability that will be repaid and discharged in full at Completion.

4.	Assets

4.1	Following completion of the Reorganisation, each Group Company will own or be entitled to use (including pursuant to the Transaction Documents), all the material assets necessary to carry on the InfraCo Business in all material respects as currently carried on.

4.2	The material assets of the InfraCo Business:

(a)	are in the possession of or under the control of the Group Companies or members of the Sellers’ Group or otherwise the Group Companies or members of the Sellers’ Group have a right to use such material assets of the InfraCo Business;

(b)	upon completion of the Reorganisation will be, in the possession or under the control of the Group Companies or otherwise the Group Companies will have a right to use such material assets of the InfraCo Business (including pursuant to any of the Transaction Documents); and

(c)

(i)	other than Encumbrances under the Credit Agreement which are Disclosed, are free from Encumbrances; and

(ii)	after giving effect to the repayment of all Financial Indebtedness or other such indebtedness of the Group Companies with the proceeds of the Funds concurrently with the consummation of the Completion on the Completion Date, will be free from Encumbrances,

(d)	in each case other than Encumbrances (A) pursuant to the Target Security which are Disclosed or (B) arising by operation of applicable law,

and there are no agreements or arrangements under which any Group Company has agreed to dispose of any material asset other than in the ordinary course.

4.3	The list and/or details (as applicable) of the InfraCo Assets set out in each Separation Asset List were prepared in good faith, are true, accurate and not misleading in all material respects, and include all of the InfraCo Assets to which such Separation Asset List relates.

4.4	The Separation Asset Lists taken together list and/or contain details of (as applicable) all of the InfraCo Assets necessary to carry on the InfraCo Business in all material respects as currently carried on.

5.	borrowings and lendings

Facilities

5.1	The Data Room contains materially accurate and not materially misleading details and/or copies of third party loans, ancillary banking facilities, hedging arrangements or other financial facilities, borrowing or indebtedness in the nature of borrowing which are currently outstanding or available to the Group (other than trade indebtedness).

5.2	So far as each of the Sellers is aware, no Group Company has, by reason of its or any other Group Company’s default, become bound, and no person has become or alleged to be entitled (or with the giving of notice and/or the issue of a certificate will become entitled) to require it, to repay prior to its stipulated due date any indebtedness for borrowed money or redeemable preference share capital nor, so far as each of the Sellers is aware, are there any events or circumstances which might reasonably give rise to any of the foregoing.

5.3	No Group Company (i) has made any loans (including to any member of the Seller’s Group and including as part of any cash-pooling or netting arrangement, excluding any loans to any Group Company which have been Disclosed in the Data Room) which have not been repaid to it or (ii) own the benefit of any debt, in each case as at the time of Completion.

5.4	No Group Company is a borrower, or has incurred any Financial Indebtedness, under the Existing Debt Facilities, other than the IBM Loans that will be terminated and discharged in full at or prior to Completion.

Security

5.5	No member of the Group has entered into any security documents or any other documents evidencing Encumbrances other than those security documents, details of which are contained in the Data Room, and which will be Discharged at Completion unless otherwise Disclosed.

Guarantees and Indemnities

5.6	So far as each of the Sellers is aware, other than any Guarantees that constitute the Target Security, no Group Company has any liability (whether actual or contingent) under any guarantee, indemnity or other agreement to secure or incur a financial or other obligation relating to the failure of another person (other than any of the other Group Companies) to perform its obligations that will not be terminated at or prior to the consummation of the Completion on the Completion Date.

5.7	The maximum liability of the Group Companies pursuant to, or in connection with, the InfraCo Bank Guarantees is not greater than EUR 6,700,000 in aggregate.

5.8	The maximum liability of each member of the Seller’s Group pursuant to, or in connection with, the RemainCo Security is USD5,400,000 in aggregate.

6.	Grants and allowances

In the twelve (12) calendar months period preceding the date of this Agreement, no Group Company has received any investment grant (which is still outstanding) from any governmental department or agency or any local or other authority by virtue of any statute.

7.	Trading arrangements

Customers

7.1	So far as each of the Sellers is aware, true and accurate copies of the master services agreements, all of which are currently in force and effect, between a Group Company and a Material Customer are included in the Data Room (the “Material Customer Contracts”).

7.2	So far as each of the Sellers is aware, no Group Company has received written notice in the twelve (12) months preceding the date of this Agreement that it is, in breach of any material obligation of any of the Material Customer Contracts.

7.3	So far as each of the Sellers is aware, no Group Company has given written notice to terminate, nor received written notice that any Material Customer intends to terminate, any Material Customer Contract and, so far as the Sellers are aware, there are no events or circumstances existing which would provide a reasonable basis for concluding that there are grounds for termination, avoidance or repudiation of any Material Customer Contract.

Suppliers

7.4	So far as each of the Sellers is aware, true and accurate copies of the master services agreements, all of which are currently in force and effect, between a Group Company and a Material Supplier are included in the Data Room (the “Material Supplier Contracts”).

7.5	So far as each of the Sellers is aware, no Group Company has received written notice in the twelve (12) months preceding the date of this Agreement that it is, in breach of any material obligation of any of the Material Supplier Contracts and nor is any other party to any Material Supplier Contract.

7.6	So far as each of the Sellers is aware, no Group Company has given written notice to terminate, nor received written notice that any Material Supplier intends to terminate, any Material Supplier Contract and, so far as the Sellers are aware, there are no events or circumstances existing which would provide a reasonable basis for concluding that there are grounds for termination, avoidance or repudiation of any Material Contract.

No other material contracts

7.7	Other than the Material Customer Contracts and the Material Supplier Contracts, no Group Company is party to any Material Contract in relation to the InfraCo Business and will not, at Completion, be a party to any Material Contract in relation to the RemainCo Business. For this purpose, “Material Contract” means a contract or arrangement: (a) with outstanding obligations or liabilities of any party thereto in excess of €10,000,0000; or (b) which involves annual expenditure or revenue in excess of €10,000,000, but excluding any contract or arrangement under which all obligations of the parties thereto have been performed or which has terminated in accordance with its terms.

Historic acquisitions and disposals

7.8	So far as each of the Sellers is aware, there are no outstanding claims by or against, or obligations or liabilities of, any Group Company which are material in the context of the InfraCo Business or the Group Companies as a whole in relation to any acquisitions or disposals to which any Group Company has been a party during the twenty four (24) calendar months before the date of this Agreement, and which have not been Disclosed in the Data Room, but excluding, for the avoidance of doubt, any liability that will be transferred or assigned to the Sellers’ Group pursuant to the terms of the Transaction Documents.

8.	Intellectual Property and IT

Ownership and Licensing

8.1	The Data Room contains accurate details of all registered Owned Business IP (including applications for registration). A Group Company is the sole legal and beneficial owner of all Owned Business IP. All fees due and payable for the maintenance of all registered Owned Business IP have been paid.

8.2	Copies of all material Licences-Out and Licences-In (other than off the shelf licences) are contained in the Data Room. No Group Company has received written notice in the twelve (12) months preceding the date of this Agreement that it is in breach of any material obligation of any Licence-Out or Licence-In and nor, so far as the Sellers are aware, is any other party to any Licence-Out or Licence-In in breach of any material obligation of any Licence-Out or Licence-In. No written notice has been given or received by a Group Company to terminate any Licence-Out or Licence-In in the twelve (12) months preceding the date of this Agreement.

8.3	The Group Companies either legally and beneficially own, or are validly licensed to use, all Intellectual Property Rights which are required to carry on the InfraCo Business as at the date of this Agreement.

Dealings

8.4	None of the Owned Business IP is subject to any Encumbrance other than pursuant to the security documents details of which are contained in the Data Room.

Infringements

8.5	No Group Company has in the two (2) years preceding the date of this Agreement received written notice to indicate that it infringes the Intellectual Property Rights of any other person and, so far as the Sellers are aware, there is and has been no such infringement.

8.6	So far as the Sellers are aware, no third party is infringing or has in the two (2) years preceding the date of this Agreement infringed the Owned Business IP or any Intellectual Property Rights licensed (or agreed to be licensed) to the Group Companies pursuant to any Transaction Document.

Information technology

8.7	Full and accurate particulars of the IT Systems are disclosed in the Disclosure Letter or the Data Room. Each of the IT Systems is either: (i) owned and directly controlled by a Group Company, free from Encumbrance, or (ii) validly licensed or leased for use by the relevant Group Company.

8.8	In the two (2) years preceding the date of this Agreement, there has been no material failure of the IT Systems or breach of security in relation to the IT Systems where this has: (a) had a material adverse effect on the operations of any Group Company; or (b) led to the loss, destruction or, so far as the Sellers are aware, disclosure of any Personal Data transmitted, stored or otherwise processed by or on behalf of any Group Company.

9.	DATA PROTECTION

In respect of all and any Personal Data processed by the Group Companies, none of the Group Companies has in the last twenty-four (24) calendar months received any written notice from any person (including any government authority) alleging a material breach of any Data Protection Legislation, complaining about the Group Companies’ use of Personal Data or threatening to conduct an investigation or take enforcement action against any Group Company.

10.	Employees

Terms and conditions

10.1	The Data Room contains full and accurate copies or details of:

(a)	the current terms of employment and benefits for the Senior Management Team;

(b)	any consultancy agreement pursuant to which a consultant to any Group Company receives more than € 100,000 per annum;

(c)	any standard form employment contracts regularly used by a Group Company for the engagement of the InfraCo Employees;

(d)	share, profit sharing, bonus or other incentive plans or schemes applicable to employees of the Group Companies;

(e)	staff/employee handbooks and other material procedures, schemes and policies relating to the employees of the Group Companies; and

(f)	all material agreements which each Group Company has entered into or by which any Group Company is bound with any trade union, works council or similar recognised body representing employees of the Group Companies.

Resignations, employing entities and redundancies

10.2	No member of the Senior Management Team has given or been given written notice to terminate his contract of employment which has not yet terminated.

10.3	All members of the Senior Management Team are, as at the date of this Agreement, employed by a Group Company.

10.4	Within the period of twelve (12) calendar months prior to the date of this Agreement, no Group Company has given notice of, made, or started implementation of any collective dismissals.

Disputes

10.5	No Group Company is or has been in the twenty four (24) months prior to the date of this Agreement involved in or the subject of (a) any material industrial, trade or labour dispute or (b) any strike, lockout, slow-down or work stoppage, in each case with or involving any trade union, works council, group or organisation of employees or employee representatives (together, “Employee Disputes”). So far as each of the Sellers is aware, no facts or circumstances exist which are likely (on a reasonable assessment) to give rise to any Employee Dispute (including as a result of the Transaction or the Reorganisation), nor, so far as each of the Sellers is aware, have there been any such Employee Disputes threatened in writing by or against any Group Company in the twelve (12) calendar months preceding the date of this Agreement.

Misconduct

10.6	No form of enforcement action, lawsuit or proceeding (including cease and desist proceedings) has been instituted by the US SEC, the Department of Justice or any other governmental, prosecutorial or regulatory body of competent authority in relation to the maintenance of inaccurate books/records, insufficient accounting control or other forms of accounting misconduct or in respect of any alleged illegality, in each case arising out of or in connection with the Q2 Report, the Q2 Audit or the matters to which the Q2 Audit relates and in which any member of the Senior Management Team is named as a defendant or respondent and, to the knowledge of each of the Sellers, no facts or circumstances exist which are likely (on a reasonable assessment) to give rise to any member of the Senior Management Team being named as a defendant or respondent in any such enforcement action, lawsuit or proceeding.

11.	Pensions

11.1	The Pension Schemes are the only pension arrangements provided by the Group for the purpose of providing benefits on retirement for employees of the Group.

11.2	Details or copies of all material terms governing the Pension Schemes are contained in the Data Room.

11.3	So far as each of the Sellers is aware, each Group Company has duly complied in all material respects with all applicable contractual, legal and administrative requirements relating to the Pension Schemes.

11.4	All contributions and other amounts which have fallen due for payment by a Group Company to the Pension Schemes have been paid.

12.	The Properties

Details of the Properties

12.1	The Properties are the only material properties owned, controlled, used or occupied by the Group Company but excluding, for the avoidance of doubt, any rights of way, collocation arrangements and ducts. For the purpose the foregoing, “material property” means any owned Properties or leased Properties subject to a 100-year lease or longer or where the lease liability is greater than $1,000,000 or which are material to the InfraCo Business.

12.2	So far as each of the Sellers is aware, all deeds and documents necessary to prove title to each Property are in the possession or are available to the relevant Group Company.

12.3	The details of each Property set out in Schedule 7 are complete and accurate and not misleading and one of the Group Companies is the legal and beneficial owner in possession of each Property as shown in Schedule 7, is in exclusive occupation of it and has a good and marketable title to it.

12.4	So far as each of the Sellers is aware, no Group Company has received written notice in the last twelve (12) calendar months preceding the date of this Agreement of any outstanding breach of covenant in respect of any Property.

12.5	So far as each of the Sellers is aware, no Group Company has received or given in the twelve (12) calendar months preceding the date of this Agreement written notice of any material disputes or demands which are outstanding at the date of this Agreement in respect of any Property.

12.6	Each Property includes all mines and minerals beneath it (save those which at common law or by statute are vested in the Crown or a third party) and all airspace at and above ground level.

12.7	Each Property is served by drainage, water, electricity and gas services, all of which are connected to the mains located entirely on, in or under the Property or by media elsewhere, and the means of access to and egress from each Property (including the means of escape in case of emergency) are over either roads which have been adopted by the local authority and are maintainable at public expense or roads in respect of the use of which the relevant Group Company and those deriving title under it to that Property have a permanent legal easement free from onerous or unusual conditions.

12.8	All material covenants (whether affecting the freehold or any leasehold title to any of the Properties) have been properly performed and observed and the Group Company has not received notice of any outstanding breach of covenant in respect of any Property.

12.9	The documents listed in the InfraCo Business Properties section in the Separation Asset List contain the details of all of the office space, data centres and cable landing stations owned, controlled, used or occupied by the Group Companies.

12.10	Each Transferring InfraCo Business Property that will be transferred to a Group Company as part of the Reorganisation will be transferred with full title guarantee.

Leases and licences

12.11	So far as each of the Sellers is aware, in relation to each Property which is held pursuant to a lease:

(a)	no Group Company has received written notice in the twelve (12) calendar months preceding the date of this Agreement that it is in subsisting breach of any material covenant, condition or agreement contained in the lease on the part of either a Group Company or the relevant landlord; and

(b)	no Group Company has agreed in writing to assign the Group Company’s interest in the leased premises to any other person.

12.12	No Group Company has assigned or transferred any leasehold property of which it was the original tenant or in respect of which it entered into a covenant with the landlord to observe and perform the tenant’s covenants under that lease without receiving a full and effective indemnity in respect of its liability under that lease.

12.13	So far as each of the Sellers is aware, all consents necessary for the grant of every Property held pursuant to a lease have been obtained.

Rights of way and Collocation Arrangements

12.14	So far as each of the Sellers is aware, in the twelve (12) calendar month period preceding the date of this Agreement, no Group Company has received any subsisting written notices alleging a material breach of, or giving notice of termination of, any right of way agreement or agreements relating to the collocation arrangements, in each case material to the ongoing operations of the InfraCo Business.

12.15	No IRUs, wayleave agreements, rights of way arrangements, colocation arrangements, landing arrangements or similar third party supply arrangements which are material to the operation of the InfraCo Business (including, but not limited to, any arrangements with Gasline, SFR, RFI, Autostrade, RENFE, ANAS, Consorzio Bonifica and/or Ticino Ovest) that are due to expire within the next three (3) years have been accounted for in the plan for the InfraCo Business;

12.16	The Group Companies, and/or member of the Sellers’ Group in respect of the InfraCo Assets, have all the necessary rights, pursuant to statute, licence, contract or otherwise, to access, maintain, upgrade, service and operate any part of the InfraCo Business and InfraCo Network Assets, including those parts of the InfraCo Business and InfraCo Network Assets that are not located on an InfraCo Business Property.

12.17	So far as each of the Sellers is aware, for any part of the Network which is situated on, in or under property that is not a Property, valid and enforceable contracts exist which entitle the respective relevant Group Company to use and access such parts of the Network.

12.18	So far as each of the Sellers is aware, in the twelve (12) calendar month period preceding the date of this Agreement, no disputes or challenges have been notified in writing as to the title and rights of the relevant Group Company in relation to its ownership or operation or any part of the Network, and so far as each of the Sellers is aware no such dispute or challenges has been threatened.

12.19	So far as each of the Sellers is aware, the Group Companies will be able to renew any contract covered by paragraph 12.15 above at the relevant time when such contract expires on the same or substantially similar terms without any dispute or issue.

12.20	In this paragraph 12, “Network” means the physical infrastructure and the assets comprised of: owned and leased points of presence (POPs), owned fiber network, leased fiber network, IRUs for fiber, leased and IRUs capacity, rights of way (ROW) for owned fiber network, and logical network: DWDM, SDH, Ethernet equipment and supporting equipment such as repeaters, signal re-generators, generators, UPS, etc., fully owned or used by the Group Companies which allow them to carry out their businesses as presently conducted.

13.	LICENCES TO OPERATE

13.1	All material Licences required for or in connection with the carrying on of the InfraCo Business as at the date of this Agreement (the “Authorities”) have been obtained and at the Completion Date are held by a Group Company.

13.2	So far as each of the Sellers is aware, all of the Authorities are in full force and effect and no Group Company has received or given written notice in the twelve (12) calendar month period preceding the date of this Agreement alleging that it or any other party has not complied with any of the Authorities in any material respect or indicating that any Authority is liable to be revoked, suspended or not renewed.

14.	REORGANISATION

14.1	No authorisations or permissions from, or notices or filings with, any governmental or other regulatory authority are required in connection with the implementation of the Reorganisation, other than Tax filings or elections required by a Taxation Authority.

15.	COMPLIANCE

Compliance with laws

15.1	So far as the Sellers are aware, in the period of twenty four (24) calendar months ending on the date of this Agreement, each Group Company has been operating and carrying on its business and operations in compliance with, and no Group Company has received written notice of material non-compliance with, any applicable laws and regulations of any jurisdiction in which the InfraCo Business is carried on.

Anti-corruption and Sanctions

15.2	So far as the Sellers are aware, no Group Company nor any of their respective directors, officers, employees nor, so far as the Sellers are aware, any other persons who perform services for or on behalf of those aforementioned persons, is or has at any time in the twenty four (24) calendar months preceding the date of this Agreement engaged in any activity or conduct which would:

(a)	Constitute a Prohibited Payment or an offence under the UK Bribery Act 2010, the UK Proceeds of Crime Act 2002, the Foreign Corrupt Practices Act of 1977 and/or any other applicable anti-bribery or anti-money laundering laws, rules and regulations of any country having jurisdiction over the business activities of any Group Company; or

(b)	violate Sanctions and/or cause any other person to be in violation of any Sanctions.

15.3	The Group Companies have in place policies, systems, controls and procedures designed to ensure compliance with the UK Bribery Act 2010, the Foreign Corrupt Practices Act of 1977 and any other applicable anti-bribery laws and to prevent the making of a Prohibited Payment on their behalf or otherwise in connection with the business of each Group Company.

15.4	So far as the Sellers are aware, no Group Company nor any of their respective directors, officers, employees, nor, so far as the Sellers are aware, any other persons who perform services for or on behalf of those aforementioned persons, is, or has at any time in the twenty four (24) calendar months prior to the date of this Agreement, (i) been a Sanctioned Person or (ii) engaged in any transaction or conduct that is reasonably likely to result in such person becoming a Sanctioned Person.

15.5	So far as the Sellers are aware, no Group Company is, or has at any time in the twenty four (24) months prior to the date of this Agreement, been notified in writing of any involvement in any Action concerning or relating to any actual or alleged breach of any laws referred to in paragraph 15.2(a) above, any Sanctions or any Prohibited Payment and, to the best of the Sellers’ knowledge, no such Action is pending, threatened or contemplated.

15.6	In this paragraph 15:

(a)	“Action” means any prosecution, enforcement action, alternative dispute resolution proceedings or processes, litigation, arbitration, governmental audit, investigation, action or other proceeding or settlement of any proceeding;

(b)	“Prohibited Payment” means the offer to make, promise to make or authorise the payment or giving of, or request, agree to receive or accept, directly or indirectly, any (a) bribe, rebate, payoff, influence payment, facilitation payment or kickback; or (b) other unlawful payment or gift of money or anything of value prohibited under any applicable law, rule or regulation;

(c)	“Sanctioned Person” means a person or entity that is (i) listed or referred to on any Sanctions List; (ii) located in or incorporated under the laws of a Sanctioned Country; (iii) owned or controlled by, or acting on behalf or at the direction of, a person referred to in (i) or (ii); or (iv) otherwise a target of Sanctions;

(d)	“Sanctioned Country” means any country or territory targeted by comprehensive country-wide or territory-wide Sanctions from time to time and being, as at the date of this Agreement, Crimea, Cuba, Iran, North Korea and Syria;

(e)	“Sanctions” means any economic, financial and trade embargoes and sanctions laws, regulations, rules and/or restrictive measures administered, implemented, enacted or enforced by any Sanctions Authority, each as amended, supplemented and substituted from time to time;

(f)	“Sanctions Authority” means the United Nations Security Council, the European Union and any member state thereof, the United Kingdom, the United States and any governmental, public or regulatory authority or body of any of the aforementioned (including, but not limited to, the Office of Foreign Assets Control of the U.S. Department of the Treasury); and

(g)	“Sanctions List” means the "Specially Designated Nationals and Blocked Persons" list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the Consolidated List of Persons and Entities subject to Financial Sanctions maintained by the EC or any similar list maintained by, or public announcement of Sanctions designation made by a Sanctions Authority, each as amended, supplemented and substituted from time to time.

16.	LITIGATION

16.1	Other than in respect of debt collection in the ordinary course of business, no Group Company is or has been in the twenty four (24) months prior to the date of this Agreement involved in any material civil, criminal, arbitration, dispute resolution, litigation or administrative proceedings in any jurisdiction (together, “Proceedings”). For this purpose, “material” means proceedings which (if successful) would result in a cost, benefit or value to the Group Companies of €500,000 or more.

16.2	No Proceedings are pending by or against any Group Company, nor, so far as the Sellers are aware, do any facts or circumstances exist which are likely (on a reasonable assessment) to give rise to any Proceedings involving any Group Company nor, so far as the Sellers are aware, have there been any such Proceedings threatened in writing by or against any Group Company in the twelve (12) calendar months preceding the date of this Agreement.

16.3	There is no judgment, award, order or decision outstanding or pending against any Group Company or its assets.

16.4	So far as each of the Sellers is aware, no material governmental investigation or enquiry or material disciplinary proceedings specifically concerning any Group Company (in each case as notified to a Group Company in writing) is in progress or been threatened in writing to a Group Company, nor been in progress in the twenty four (24) months prior to the date of this Agreement and, so far as each of the Sellers is aware, there are no facts or circumstances which are likely (on a reasonable assessment) to give rise to such material governmental investigation or enquiry or material disciplinary proceedings.

17.	INSURANCE

17.1	The Data Room contains materially accurate and not materially misleading details of the material terms and/or copies of the insurance policies maintained by or covering each Group Company (the “Policies”), all of which are in full force and effect and are not void on account of any act, error, omission, non-disclosure, non-payment of premiums, breach of policy terms or conditions, or failure to comply with any warranties.

17.2	All premiums due and payable by any Group Company to date under the Policies have been paid.

17.3	No Group Company has been notified in writing in the twelve (12) calendar months preceding the date of this Agreement that it has done or omitted to do anything the doing or omission of which would result in any Policy being void or invalid (other than as a result of a lapse of time).

17.4	Details of all material claims made by the Company under the Policies in the twelve (12) months before the date of this Agreement have been disclosed in the Data Room and, so far as each of the Sellers is aware, there are no facts or circumstances that could entitle the insurer under any Policy to refuse to indemnify in whole or in part in respect of any outstanding or possible claim.

18.	INSOLVENCY

18.1	All Warranties in this paragraph 18 are given in respect of the period commencing two (2) years prior to the date of this Agreement and ending on (and including) the date on which the Warranties are given.

Receivership

18.2	No receiver or administrative receiver has been appointed of the whole or any part of the property, assets or undertaking of any Group Company and no petition or application for the appointment of a receiver or administrative receiver has been threatened, presented, made, served or filed.

Administration

18.3	No administrator has been appointed in respect of any Group Company and no petition or application for administration has been presented, made, served or filed.

Compromises

18.4	No voluntary arrangement, compromise, composition, scheme of arrangement, standstill agreement, deferral, rescheduling or other readjustment or reorganisation or other arrangement between any Group Company and its creditors and/or its members (or any class of either of them) has been approved by or proposed in respect of any Group Company.

Winding-up

18.5	No petition has been threatened or presented against any Group Company by any third party that is still outstanding and no order has been made and no resolution has been passed for the purpose of winding up any Group Company or for the appointment of a provisional liquidator to a Group Company.

Payment of debts

18.6	No Group Company has stopped paying its debts as and when they fall due nor is it insolvent or unable to pay its debts within the meaning of section 123 (1) or (2) of the Insolvency Act 1986 (or equivalent law of any jurisdiction in which a Group Company is incorporated).

Analogous proceedings

18.7	The Group Companies are not, in any jurisdiction, subject to or threatened by any other procedures or steps which are analogous to those set out above.

19.	environment and Health and Safety

19.1	Each Group Company holds all Environmental Permits necessary for the conduct of its business as conducted on the date of this Agreement. So far as the Sellers are aware, in the twenty four (24) months prior to the date of this Agreement, each Group Company has complied in all material respects with the terms and conditions of all Environmental Permits that it holds and has been operating and carrying on its business and operations in material compliance with all applicable Environmental Law. No Environmental Permits may be terminated, revoked, modified or suspended as a result of the Transaction.

19.2	So far as each of the Sellers is aware, no material works or material expenditure are required in order to secure compliance with, or maintain, any Environmental Permit of any Group Company or, so far as each of the Sellers is aware, in order for each Group Company to comply with all applicable Environmental Laws. So far as each of the Sellers is aware, no Group Company is or may be responsible (wholly or in part) for any Remedial Action.

19.3	So far as each of the Sellers is aware, no Group Company has been notified in writing of any involvement in any material Action in relation to any material Environmental Law or concerning any Environmental Permit or Dangerous Substance and, so far as each of the Sellers is aware, there are no facts or circumstances which are likely to give rise to any Action by or against a Group Company.

19.4	For the purposes of this paragraph 19:

(a)	“Action” has the meaning given to it in paragraph 15.6(a) of this Schedule 5;

(b)	“Dangerous Substance” means any natural or artificial substance or thing (whether in a solid, liquid, gas, vapour or other form) that is capable (alone or in combination) of causing harm to man or any other living organism or of damaging the Environment or public health or welfare (including controlled, clinical, special or hazardous waste, polluting, toxic or dangerous substances, radiation, noise, vibration, electricity and heat);

(c)	“Environment” means air (including air within any building or other natural or man-made structure whether above or below ground), water (including surface waters, underground waters, groundwater, coastal and inland waters and water within any natural or man-made structure), land (including land under water, surface land and sub-surface land), flora, fauna, ecosystems and man;

(d)	“Environmental Law” means any and all applicable laws, rules and regulations, guidance having the force of law and international and EU treaties concerning the protection of the Environment, human health, safety and welfare, conditions in the workplace or the generation, transportation, storage, treatment or disposal of a Dangerous Substance;

(e)	“Environmental Permit” means any permit, licence, authorisation, permission, consent, exemption or other approval required under or in relation to any Environmental Law that is material to the operation of the InfraCo Business; and

(f)	“Remedial Action” means: (i) any works or action limiting, mitigating, remediating, preventing, removing, ameliorating or containing the presence or effect of any Dangerous Substance in or on the Environment; or (ii) any investigation, sampling or monitoring in connection with any such works or action.

Part 3: Tax Warranties

1.	GENERAL

1.1	All notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments, claims, disclaimers, elections and registrations and any other necessary information which have, or should have, been submitted by a Group Company to any Taxation Authority for the purposes of Tax have been made on a proper basis, were submitted within applicable time limits and were accurate and complete in all material respects. All records which any Group Company is required to keep for Taxation purposes, or which would be needed to substantiate any claim made or position taken in relation to Taxation by the relevant Group Company, have been duly kept and are available for inspection at the premises of the relevant Group Company.

1.2	No Group Company is or has been in the last three (3) years prior to the date of this Agreement (insofar as it had been duly incorporated at the relevant time) liable to pay any penalty, interest, supplement, fine, default surcharge or other similar payment in connection with any Taxation.

1.3	No Group Company is party to any outstanding dispute with any Taxation Authority and no Group Company has been notified in writing that it is the subject of any review, audit or investigation by any Taxation Authority.

1.4	All material amounts of Tax which a Group Company has been liable to pay or account for (including Tax required to be withheld or deducted from payments) has within the relevant time limits been duly paid or accounted for.

2.	TAX CLEARANCES

Any clearances and consents that have been applied for in the three (3) years prior to the date of this Agreement by or on behalf of each Group Company (insofar as it had been duly incorporated at the relevant time) from any Taxation Authority have been obtained and were obtained after full and accurate disclosure of all material facts and considerations and nothing has arisen since any such clearance or consent was obtained which would bring into question its validity. The amount of Taxation chargeable on any Group Company during the three (3) years prior to the date of this Agreement has not been affected to any material extent by any concession, agreement or other formal or informal arrangement with any Taxation Authority (not being a concession, agreement or arrangement available to companies generally).

3.	RESIDENCE

Each Group Company has, throughout the past three (3) years, been resident in is jurisdiction of incorporation for corporation tax purposes and has not, at any time in the past three (3) years, been treated as resident in any other jurisdiction for the purposes of any double taxation arrangements or for any other Tax purposes or had a branch, agency or permanent establishment in a country other than the country of its incorporation.

4.	VAT

Each Group Company has within the last three (3) years prior to the date of this Agreement complied in all material respects with all statutory provisions, regulations and written notices relating to VAT and has duly and punctually accounted for and/or paid to the relevant Taxation Authority all amounts of VAT which it ought to have so accounted for and/or paid.

5.	STAMP DUTY AND TRANSFER TAXES

Any document that may be necessary or desirable in proving the title of a Group Company to any asset which is owned by such Group Company at Completion is duly stamped for stamp duty purposes or has had the transfer or registration tax due in respect of it paid.

6.	TRANSFER PRICING

All transactions or arrangements made a Group Company have been made on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been fully documented. No notice, enquiry or adjustment has been made by any Taxation Authority in connection with any such transactions or arrangements.

7.	ANTI AVOIDANCE

No Group Company has been involved in any transaction or series of transactions the main purpose, or one of the main purposes of which, was the avoidance of Tax, or any transaction that produced a loss for Tax purposes with no corresponding commercial or economic loss.

8.	COMPLETION

So far as the Sellers are aware, no charge to Taxation will arise on any Group Company by virtue (whether alone or in conjunction with any other event or circumstance) of the entering into and/or Completion of this Agreement.

9.	SECONDARY TAX LIABILITIES

No Group Company is or, so far as the Sellers are aware, will become liable to pay, reimburse or indemnify any person (including a Taxation Authority) an amount in respect of a tax liability which is the primary liability of, or (where the tax liability does not result from profits earned, accrued or received by that Group Company or from any supply made by that Group Company) joint and several liability of, any other person, body of persons, entity or company.

Part 4: Buyer Warranties

1.	ORGANISATION AND STANDING

1.1	The Buyer is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement.

1.2	The Buyer is not insolvent or bankrupt or unable to pay its debts within the meaning of section 123 (1) or (2) of the Insolvency Act 1986 (or equivalent law of any jurisdiction in which the Buyer is incorporated or resident, as applicable).

1.3	No order has been made and no resolution has been passed for the winding up of of the Buyer or for a liquidator to be appointed in respect of it and no petition has been presented and no meeting has been convened for the purposes of winding up the Buyer in any way.

2.	AUTHORITY

2.1	The Buyer has the requisite capacity and authority to enter into and perform this Agreement and each of the other Transaction Documents to which it is or will be a party.

2.2	The Buyer has obtained all corporate and shareholder authorisations and (save for any consents and approvals to be obtained pursuant to the terms of the Reorganisation Documents (including pursuant to clause 4 of this Agreement)) all other consents, licenses and authorisations required to empower it to enter into and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party.

2.3	All authorisations from, and notices or filings with, any governmental or other authority that are necessary to enable the Buyer to execute, deliver and (save for any consents and approvals to be obtained pursuant to the terms of the Reorganisation Documents (including pursuant to clause 4 of this Agreement)) perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorisation have been complied with.

3.	VALID AND BINDING OBLIGATIONS

This Agreement and each of the other Transaction Documents to which it is or will be a party will, when executed by the Buyer, constitute legal, valid and binding obligations of such Buyer in accordance with their respective terms.

SCHEDULE 6

Limitations on Claims and Separation Claims

Part 1: Limitations on Claims

1.	SCOPE

1.1	The parties agree that the provisions of this Part 1 of Schedule 6 shall apply in respect of each and any Claims, Reorganisation Indemnity Claims and Tax Covenant Claims.

1.2	The Buyer shall not be entitled to claim for: (i) any direct or indirect loss of profit; and/or (ii) any direct or indirect consequential loss, in each case other than (a) in respect of any claims made under clause 15.4 or (b) where such losses are reasonably foreseeable.

1.3	The parties acknowledge and agree that this Schedule 6 shall not apply in relation to the determination of the Cash Amount, the Debt Amount, the Working Capital Adjustment and the EBITDA Adjustment in accordance with the provisions of clause 3 and Schedule 3.

2.	TIME LIMITS

2.1	Subject to the other limitations set forth in this Part 1 of Schedule 6, the Sellers shall not be liable for any Warranty Claim, Reorganisation Indemnity Claim or Tax Covenant Claim unless written notice of the claim has been given to the relevant Sellers by or on behalf of the Buyer as soon as reasonably practicable but no later than thirty (30) days after the Buyer becoming actually aware that the relevant fact, matter, event or circumstance has arisen to the extent that the relevant Seller is actually prejudiced by any failure by the Buyer to give such written notice. In any event, written notice in respect of:

(a)	any Business Warranty Claim must be given to the Principal Seller on or before the date which is twelve (12) calendar months from (and including) the Completion Date;

(b)	any Title Warranty Claim and any Reorganisation Indemnity Claim must be given to the Principal Seller on or before the date which is twenty four (24) calendar months from (and including) the Completion Date;

(c)	any Tax Warranty Claim or any Tax Covenant Claim must be given to the Principal Seller on or before the date which is six (6) years from (and including) the Completion Date.

2.2	The written notice of a Warranty Claim referred to in paragraph 2.1 above shall give (to the extent they are then available to the Buyer) specific details of the nature of the Warranty Claim, the circumstances giving rise to it and the Buyer’s bona fide estimate of any alleged loss.

2.3	Any Warranty Claim shall be deemed to be withdrawn (if it has not been previously satisfied, settled or withdrawn) (and no new Warranty Claim may be made in respect of the facts giving rise to such withdrawn Warranty Claim) unless legal proceedings in respect thereof have been commenced within six (6) calendar months of the giving of written notice of the Warranty Claim and for this purpose such legal proceedings shall not be deemed to have commenced unless both issued and validly served against the relevant Seller(s); provided that, (a) in the case of a contingent liability, the six (6) calendar month period shall commence on the date the relevant contingent liability becomes an actual liability and is due and payable, (b) in the case of any Warranty Claim covered by a policy of insurance, the six (6) calendar month period shall commence on the date on which the insurance claim is finally decided and (c) in the case where paragraph 9 of this Schedule applies, the six (6) calendar month period shall commence on the date that the Buyer notifies the relevant Seller(s) that all reasonable steps have been taken to enforce recovery against the relevant third party, such notification having been made promptly upon the Buyer having taken all reasonable steps.

3.	MAXIMUM LIABILITY

3.1	Subject to paragraph 3.2 below, the maximum aggregate liability of the Sellers in respect of all Claims, Reorganisation Indemnity Claims and Tax Covenant Claims (but excluding Separation Claims) shall not exceed an amount equal to the Consideration.

3.2	The maximum aggregate liability of the Sellers in respect of any and all Warranty Claims (other than Title Warranty Claims) and Tax Covenant Claims (other than Specific Tax Covenant Claims or Reorganisation Tax Claims) shall be limited to one euro (€ 1), notwithstanding any subsequent non-payment under the W&I Policy or any vitiation or expiry or termination of the W&I Policy or insolvency of the underwriters of the W&I Policy or for any other reason whatsoever.

3.3	Other than for a Title Warranty Claim, Specific Tax Covenant Claim or a Reorganisation Tax Claim, the Buyer shall seek recovery of its damages and compensation in respect of all Warranty Claims and Tax Covenant Claims for any amount above one euro (€ 1), only under the W&I Policy and shall not seek recovery of its damages or compensation from the Sellers in respect of any such Warranty Claim. The Buyer shall only be entitled to seek recovery of its damages and compensation from the Sellers in respect of any Title Warranty Claim for any amounts not recovered under the W&I Policy and excluding the amount of any deductible or excess under the W&I Policy.

4.	THRESHOLD AND DE MINIMIS

4.1	The Sellers shall not be liable for any Warranty Claim or Tax Covenant Claim unless the aggregate amount of its liability for such Warranty Claim or Tax Covenant Claim, as the case may be, when taken together with the aggregate amount of its liability for all other Warranty Claims or Reorganisation Indemnity Claims, or Tax Covenant Claims exceeds €2,000,000 (the “Threshold”) in which event the Sellers shall, subject to the other limitations contained in this Part 1 of Schedule 6 in this Agreement, be liable for the whole amount of all such Warranty Claim or Reorganisation Indemnity Claim or Tax Covenant Claim (as the case may be) and not merely the amount by which they exceed the Threshold.

4.2	The Sellers shall not be liable for any Warranty Claim, Reorganisation Indemnity or Tax Covenant Claim if the amount of the liability in respect of that Warranty Claim or Reorganisation Indemnity Claim does not exceed €250,000 (a “De Minimis Claim”) and no such De Minimis Claim shall count towards the Threshold.

4.3	For the purposes of calculating a Warranty Claim, Reorganisation Indemnity Claim or Tax Covenant Claim counting towards the Threshold and/or any De Minimis Claim:

(a)	there shall be excluded from any Warranty Claim, Reorganisation Indemnity Claim or Tax Covenant Claim the amount of any costs, expenses and other liabilities (together with any irrecoverable VAT thereon) incurred or to be incurred by the Buyer and any member of the Buyer’s Group in connection with the making of any such Warranty Claim or Reorganisation Indemnity Claim or Tax Covenant Claim; and

(b)	where a Warranty Claim, Reorganisation Indemnity Claim or Tax Covenant Claim relates to more than one event, circumstance, act or omission which event, circumstance, act or omission would separately give rise to a Warranty Claim or Reorganisation Indemnity Claim or Tax Covenant Claim, such claim shall be treated as a separate Warranty Claim, Reorganisation Indemnity Claim or Tax Covenant Claim in respect of each such event, circumstance, act or omission.

5.	REMEDIABLE BREACHES

The Sellers shall not be liable for any Warranty Claim to the extent that the fact, matter, event or circumstance giving rise to such Warranty Claim is remediable and is remedied by, and at the expense of, the relevant Sellers within thirty (30) days of the date on which written notice of such Warranty Claim is received by the Seller pursuant to paragraph 2 of this Part 1 of Schedule 6, and the Buyer agrees to use all reasonable endeavours to assist, and to procure the assistance of, the Group Companies in remedying such breach (in each case at the Principal Seller’s cost).

6.	CONTINGENT LIABILITIES

The Sellers shall not be liable for any Warranty Claim or any Reorganisation Indemnity Claim which arises by reason of a liability which, at the time when written notice of the Warranty Claim or the Reorganisation Indemnity Claim is given to the Sellers pursuant to paragraph 2 of this Part 1 of Schedule 6, is contingent only or is otherwise not capable of being quantified and the Sellers shall not be liable to make any payment in respect of such Warranty Claim or Reorganisation Indemnity Claim unless and until the liability becomes an actual liability or (as the case may be) becomes capable of being quantified, and in the case of a claim for breach of a Tax Warranty it becomes due and payable, and the due date for payment shall mean the last day on which that Tax may, by law, be paid without incurring any penalty, fine, surcharge, interest, charges, costs or other similar imposition (after taking into account any postponement of the date that was obtained for the payment of that Tax). This paragraph 6 is without prejudice to the Buyer’s right to give notice of the Warranty Claim in accordance with paragraph 2 of this Schedule 6.

7.	CHANGES ON AND/OR AFTER THE DATE OF THIS AGREEMENT

The Sellers shall not be liable for any Warranty Claim to the extent that it arises, or is increased by:

(a)	any decision of any court or tribunal or the passing or coming into force of or any change in any legislation, regulation, directive, requirement or any practice of any government, government department or agency or regulatory body (including the withdrawal of any extra statutory concession of a Taxation Authority), or any change in judicial interpretation of legislation, in each case made on and/or after the date of this Agreement;

(b)	any increase in rates of Taxation or variation in the method of applying or calculating the rate of Taxation made on and/or after the date of this Agreement;

(c)	any change in the accounting reference date of the Buyer or any Group Company made on and/or after the date of Completion (save where such change is required to comply with generally accepted accounting principles);

(d)	any change in any accounting basis, policy, practice or approach of, or applicable to, any Group Company or the Buyer or any member of the Buyer’s Group, or any change in the way an accounting basis is adapted for Tax purposes, in each case, made on and/or after Completion (save where such change is required to conform such policy or practice with generally accepted policies or practices or where such change is necessary to correct an improper policy or practice);

(e)	any cessation of, or any material change in, the nature or conduct of any business carried on by the Buyer or any Group Company, occurring on and/or after Completion;

(f)	any reorganisation or change in ownership of any member of the Buyer’s Group on or after Completion;

(g)	any failure by the Buyer to comply with its obligations under the Agreement; or

(h)	any act, omission, transaction or arrangement carried out or effected after the date of this Agreement by, or at the request or with the prior written approval of, the Buyer.

8.	INSURANCE

8.1	If, in respect of any Warranty Claim, Tax Covenant Claim or Reorganisation Indemnity Claim where the liability of the Sellers exceeds or may exceed the liability cap of one euro (€ 1) provided for in paragraph 3.2 of this Part 1 of Schedule 6, the Buyer or any member of the Group is insured against any loss, damage or liability which is the basis of such Warranty Claim, Tax Covenant Claim or Reorganisation Indemnity Claim under the terms of any insurance policy, including for the avoidance of doubt, under the Tax Policies, or the Alma Matter Insurance Policy, the Buyer shall or shall procure that the insured company makes a claim against the insurers under such policy and takes reasonable steps to pursue the claim in good faith (but subject to paragraph 8.2 below, the foregoing shall not restrict the Buyer’s ability to pursue its Warranty Claim, Tax Covenant Claim or Reorganisation Indemnity Claim against the Sellers), provided that in all circumstances the Sellers shall be entitled to rely on paragraph 9.2 of this Schedule 6 in respect of any amounts recovered from the insurers.

8.2	Notwithstanding anything in paragraph 8.1 above, in respect of a Tax Covenant Claim under paragraph 2.3(a) of the Tax Covenant, the Buyer must take reasonable steps to pursue recovery under the Tax Policies in addition to bringing a claim against the Sellers it being acknowledged and agreed that nothing in the foregoing:

(a)	restricts the Buyer’s ability to bring a Tax Covenant Claim pursuant to paragraph 2.3(a) at the same time as seeking recovery pursuant to the Tax Policies

(b)	restricts the Buyer’s ability to pursue its Tax Covenant Claim under paragraph 2.3(a) against the Sellers where recovery pursuant to the Sellers’ Tax Insurance Policies is not reasonably likely to be achieved (in the opinion of the Buyer acting reasonably); or

(c)	restricts or limits the liability of the Sellers pursuant to paragraph 2.3(a) of the Tax Covenant for any amounts not recoverable or recovered by the Buyer or any member of the Group under the Tax Policies including but not limited to (i) any retention amount(s) under the Tax Policies and (ii) any amounts in excess of the maximum liability of the insurers under the Tax Policies.

8.3	For the avoidance of doubt, if the final due date for payment to a Taxation Authority of a Tax Liability in respect of which the Buyer has made a successful Tax Covenant Claim against the Sellers pursuant to sub-paragraph 2.3(a) of the Tax Covenant falls before the due date for payment of an amount from an insurer pursuant to a Tax Policy in respect of the same Tax Covenant Claim for a Tax Liability, then notwithstanding anything in this paragraph 8, the Sellers will be required to pay such amounts as would be required to be paid absent the relevant Tax Policy pursuant to paragraph 6 of Schedule 20, provided that if a German Tax Cash Collateralisation has been made, the provisions of clause 4.19 and 4.20 and 4.21 shall apply and the Sellers shall not be liable to make any payment to the Sellers in accordance with the provisions of such clauses and further provided that in all circumstances the Sellers shall be entitled to rely on paragraph 9.2 of this Schedule 6 in respect of any amounts later recovered from the insurers under any Tax Policy.

8.4	Any reasonable costs and expenses actually and properly incurred by the Buyer or any Group Company in recovering sums under the Tax Policies shall be deemed to be costs and expenses within paragraph 2.3(d) of Schedule 20.

9.	RECOVERY FROM THIRD PARTIES

9.1	If, in respect of any Warranty Claim, Tax Covenant Claim or Reorganisation Indemnity Claim where the liability of the Sellers exceeds or may exceed the liability cap of one euro (€ 1) provided for in paragraph 3.2 of this Part 1 of Schedule 6, the Buyer or any member of the Buyer’s Group recovers or is entitled to recover (whether by payment, discount, credit, relief, set-off or otherwise) from a third party (other than under the W&I Policy) a sum which indemnifies or compensates the Buyer or any member of the Buyer’s Group (in whole or in part) in respect of the loss or liability which is the subject matter of the Warranty Claim, Tax Covenant Claim or Reorganisation Indemnity Claim, the Buyer shall take all reasonable steps to enforce the recovery against the third party and any actual recovery (less all costs and expenses actually and properly incurred by the Buyer or the relevant Group Company in recovering such sum and any and all Taxation payable by the Buyer or the relevant Group Company (or that would have been payable but for the availability of any Relief) by virtue of its receipt) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery (but the foregoing shall not restrict the Buyer’s ability to pursue its Warranty Claim, Tax Covenant Claim or Reorganisation Indemnity Claim against the Sellers).

9.2	If the Sellers have paid an amount in discharge of any Tax Covenant Claim, Warranty Claim or Reorganisation Indemnity Claim in excess of the liability of one euro (€ 1) provided for in paragraph 3.2 of this Part 1 of Schedule 6 and a Buyer or any member of the Buyer’s Group is entitled to recover or subsequently recovers (whether by payment, discount, credit, relief, set-off or otherwise) from a third party a sum which indemnifies or compensates the Buyer or any member of the Buyer’s Group (in whole or in part) in respect of the loss or liability which is the subject matter of the Warranty Claim, Tax Covenant Claim or Reorganisation Indemnity Claim, the Buyer shall take all reasonable steps to enforce such recovery and shall, or shall procure that the relevant member of the Buyer’s Group shall, pay to the Sellers as soon as practicable after receipt an amount equal to the lesser of:

(a)	any sum recovered from the third party; and

(b)	the amount previously paid by the relevant Seller(s) to the Buyer,

in each case, less all costs and expenses actually and properly incurred by the Buyer or the relevant Group Company in recovering such sum and any and all Taxation payable by the Buyer or the relevant Group Company (or that would have been payable but for the availability of any Relief) by virtue of its receipt.

10.	THIRD PARTY CLAIMS

10.1	If any member of the Buyer’s Group becomes aware of any actual or threatened assessment, claim, action or demand by a third party against any member of the Buyer’s Group (a “Third Party Claim”) which causes or which, in the Buyer’s reasonable opinion, is likely to cause any of the Sellers to be liable in respect of (i) a Warranty Claim or a Tax Covenant Claim in excess of the liability of the one euro (€ 1) cap on liability provided for in paragraph 3.2 of this Part 1 of Schedule 6 or (ii) a Reorganisation Indemnity Claim or (iii) a Separation Claim, the Buyer shall (and shall procure, where relevant, that the relevant member of the Buyer’s Group shall):

(a)	promptly give written notice and reasonable details of the Third Party Claim to the Principal Seller together with an assessment of the damages or loss, if known; and

(b)	at the written request of the Principal Seller:

(i)	take or procure that the Target Companies or relevant member of the Buyer’s Group shall take such action as the Principal Seller may reasonably require to avoid, contest, dispute, resist, appeal, compromise or defend the Third Party Claim (including, but without limitation, making counterclaims and exercising all rights of set-off against third parties);

(ii)	render or cause to be rendered to the Principal Seller all such reasonable assistance as the Principal Seller may reasonably require (including providing reasonable access to information and to employees of the Target Companies or the relevant Group Company, provided that the Principal Seller shall give reasonable notice of any access to information or employees which may be required and provided further that the provision of such access does not materially interfere with the operation of the business of the Buyer’s Group or involve a breach of applicable law) for the purpose of avoiding, contesting, disputing, resisting, appealing, compromising or defending the Third Party Claim; and

(iii)	where such Third Party Claim relates to Taxation, procure that no material written communication shall be sent to any Taxation Authority in relation to the subject matter of the Third Party Claim without the prior written approval of the Principal Seller (such approval not to be unreasonably withheld or delayed) and the Principal Seller shall be promptly informed of all meetings and telephone calls with such Taxation Authority and entitled to participate in any such meetings and telephone calls, provided that the Sellers shall indemnify the relevant member of the Buyer’s Group against, or provide such other collateral as the Buyer may reasonably require in respect of, all Losses and all reasonably and properly incurred out of pocket costs and expenses which are incurred by them in complying with their respective obligations under paragraphs 10.1(b)(i) to 10.1(b)(iii).

10.2	The rights of the Sellers under paragraph 10.1 of this Part 1 of Schedule 6 shall only apply to a Third Party Claim if the Sellers give notice to the Buyer in writing of the Sellers’ intention to exercise their rights within twenty (20) Business Days of the Buyer giving notice of the Third Party Claim. If the Sellers do not give notice during that period, the Buyer shall be entitled in its absolute discretion to settle, compromise or resist any action, proceedings or claim against the Buyer’s Group out of which that Third Party Claim arises.

10.3	The Buyer and the members of the Buyer’s Group shall not be required to take any action or refrain from taking any action under this paragraph 10 if the Buyer or member of the Buyer’s Group concerned, reasonably considers such action or omission may be materially prejudicial to the Buyer, any member of the Buyer’s Group or a Group Company and the Sellers agree not to do anything in the course of exercising their rights under this paragraph 10 that will, or is reasonably likely to, be materially prejudicial to the Buyer or any Group Company and nothing in this this paragraph 10 shall entitle the Sellers or their financial, accounting or legal advisers to have access to any information which relates to legal advice or any other privileged advice or document.

10.4	The Buyer shall, in any event, keep the Principal Seller fully and promptly informed as to the steps which are being taken in connection with any Third Party Claim and consult in good faith with the Principal Seller as to any ways in which any such Third Party Claim can be avoided, contested, disputed, resisted, appealed, compromised or defended.

10.5	This paragraph 10 shall not apply to any Claim, Tax Covenant Claim, Separation Claim or any other claim in respect of which a claim has been made under the W&I Policy (other than in respect of a Title Warranty Claim).

11.	SAVINGS AND TAX REFUNDS

11.1	If, after Completion, the Buyer becomes aware that:

(a)	a Group Company (or a successor to any part of its business) or any member of the Buyer’s Group has obtained or may be entitled to obtain a Saving; or

(b)	a Group Company (or a successor to any part of its business) has obtained or may be entitled to obtain a Tax Refund,

then the Buyer shall, as soon as reasonably practicable after becoming so aware, give notice to the Sellers containing reasonable details (to the extent then available) of the relevant matter.

11.2	The Sellers may by notice request the Buyer to procure that the auditors for the time being of the relevant Group Company (or a successor to any part of its business) or (with regard to a Savings only), any member of the Buyer’s Group report (at the cost and expense of the Sellers) whether in their opinion any of the circumstances specified in paragraph 11.1 has arisen.

11.3	The amount of each Saving and each Tax Refund (less any costs and expenses or any Tax incurred by the relevant Group Company or (as relevant) the Buyer in connection with the Saving or Tax Refund (as applicable) and which have not previously been reimbursed by the Sellers) shall be applied in accordance with paragraph 11.4:

(a)	in the case of a Saving which is the reduction or elimination of an Actual Tax Liability, within 15 Business Days after the date when that Actual Tax Liability would otherwise have been due;

(b)	in the case of a Saving which is a receipt of a repayment of Tax, within fifteen (15) Business Days after the date on which the repayment is received; and

(c)	in the case of a Tax Refund, within fifteen (15) Business Days after the receipt by a Group Company of that Tax Refund.

11.4	Where any amount is to be applied in accordance with this paragraph:

(a)	the amount in question shall first be set against any payment then due from the Sellers under this Agreement;

(b)	to the extent there is an excess, then the Buyer shall refund to the Sellers any previous payment or payments made by the Sellers in respect of a Tax Covenant Claim (and not previously refunded) up to the amount of the excess; and

(c)	to the extent that the excess referred to in paragraph (b) above is not exhausted under that subclause, the remainder of that excess shall be carried forward and set against any future payment or payments which become due from the Sellers under this Agreement.

11.5	If any Group Company or any member of the Buyer’s Group is entitled to obtain a Saving or a Tax Refund then the Buyer shall procure that that Group Company shall or (as relevant) that member of the Buyer’s Group shall (at the Sellers’ cost) use reasonable endeavours to obtain such Saving or Tax Refund (as applicable) within a reasonable time.

11.6	If a report has been made under paragraph 11.2, then the Sellers or the Buyer may request that the auditors for the time being of the relevant Group Company (at the expense of the person so requesting) review the report in the light of all relevant circumstances, including any facts which have become known only since that report was made, and report whether in their opinion the earlier report remains correct or, in the light of those circumstances, it should be amended.

11.7	If, following a request under paragraph 11.6:

(a)	the auditors issue an amendment to the earlier report and the amount of any Saving, Tax Refund or Relief (as the case may be) is revised, then that revised amount shall be substituted for the amount previously reported and, if an adjusting payment is required by virtue of the substitution, then it shall be made by or to the Sellers, as the case may be, as soon as practicable, but in any event within ten (10) Business Days from the date of the amendment of the report; or

(b)	the auditors do not agree, within twenty (20) Business Days of being so requested, to provide a report, then such firm of accountants as the Sellers and the Buyer shall agree to appoint (or, if the parties, having negotiated in good faith for a period of twenty (20) Business Days, fail to reach such agreement, such firm of chartered accountants as may be chosen by the president (or equivalent officer) for the time being of the leading professional body for accountants in the relevant jurisdiction) shall provide such report instead, and paragraph 11.2 shall apply as if references to the auditors were references to that other firm of accountants.

12.	BUYER’S AWARENESS

The Principal Seller shall not be liable for any Business Warranty Claim to the extent that the Buyer is, at the date of this Agreement, actually aware of any fact, matter, event or circumstance giving rise to the Business Warranty Claim. For this purpose, the actual awareness of the Buyer shall be as defined in clause 9.2.

13.	NO DOUBLE RECOVERY

If the same fact, matter, event or circumstance gives rise to more than one Claim, Separation Claim, Reorganisation Indemnity Claim or Tax Covenant Claim or an adjustment to the Consideration, the Buyer shall not be entitled to recover more than once in respect of the same loss.

14.	MITIGATION

The Buyer shall (and following Completion shall procure that each member of the Buyer’s Group shall) take all reasonable action(s) to mitigate any loss suffered by it or the relevant member(s) of the Group which would, could or might result in a Claim or Reorganisation Indemnity Claim against any of the Sellers.

Part 2: Limitations on Separation Claims

1.            DEFINITIONS AND SCOPE

1.1	In this Part 2 of Schedule 6:

(a)	“Buyer Separation Liabilities” means the Liabilities (including in respect of Tax) of the Buyer to or in favour of the Sellers under (and subject to) the Post-Completion Separation Provisions and arising after Completion;

(b)	“Indemnified Party” means a party entitled to bring a claim under this Agreement against an Indemnifying Party in respect of that Indemnifying Party’s Separation Liabilities;

(c)	“Indemnifying Party” means (i) in the case of the Seller Separation Liabilities, the Sellers and (ii) in the case of the Buyer Separation Liabilities, the Buyer;

(d)	“Indemnified Party’s Group” and “Indemnifying Party’s Group” means, as applicable:

(i)	if the Indemnifying Party or Indemnified Party is the Buyer, the Buyer’s Group; and

(ii)	if the Indemnifying Party or Indemnified Party is a Seller, the Sellers’ Group;

(e)	“Pass-Through Basis” means:

(i)	in respect of a Shared RemainCo Contract, where (and for so long as) paragraph 1.2 of Schedule 11 applies to such Shared RemainCo Contract;

(ii)	in respect of a Transferring RemainCo Contract, where (and for so long as) paragraph 2.3 of Schedule 11 applies to such Transferring RemainCo Contract;

(iii)	in respect of a Shared InfraCo Contract, where (and for so long as) paragraph 3.2 of Schedule 11 applies to such Shared InfraCo Contract; and

(iv)	in respect of a Transferring InfraCo Contract, where (and for so long as) paragraph 4.3 of Schedule 11 applies to such Transferring InfraCo Contract;

(f)	“Pass-Through Liabilities” means the Liabilities of an Indemnifying Party or a member of an Indemnifying Party’s Group to the relevant counterparty/ies in respect of the Relevant Part of a Shared RemainCo Contract, a Transferring InfraCo Contract and a Shared InfraCo Contract to the extent that the Indemnified Party is performing, or has an obligation under this Agreement to perform, such contract on a Pass-Through Basis on behalf of the Indemnifying Party;

(g)	“Post-Completion Separation Provisions” means the provisions of:

(i)	Schedule 11 (Contracts, Claims and Licences);

(ii)	Schedule 12 (InfraCo Liabilities and RemainCo Liabilities);

(iii)	Schedule 13 (Reorganisation);

(iv)	Schedule 14 (Transitional Services);

(v)	Schedule 15 (Names);

(vi)	Schedule 16 (Employees);

(vii)	Schedule 17 (Property Separation); and

(viii)	Schedule 18 (Wrong Pockets);

(h)	“Seller Separation Liabilities” means the Liabilities (including of or in respect of Tax but excluding any Liability in respect of which the Buyer are or may be entitled to bring a Tax Covenant Claim, or would be so entitled but for any limitation in Part 1 of Schedule 6 or exclusion or limitation in Schedule 20 to this Agreement) and, for the avoidance of doubt, excluding any Liability in respect of which the Buyer are or may be entitled to bring a Reorganisation Indemnity Claim (or would be so entitled but for a limitation on the Seller’s liability in respect of such Claim) of the Sellers to or in favour of the Buyer under (and subject to) the Post-Completion Separation Provisions and arising after Completion;

(i)	“Separation Claim” means a claim by an Indemnified Party against an Indemnifying Party in respect of that Indemnifying Party’s Separation Liabilities; and

(j)	“Separation Liabilities” means (i) in the case of the Sellers, the Seller Separation Liabilities and (ii) in the case of the Buyer, the Buyer Separation Liabilities.

1.2	The parties agree that the provisions of this Part 2 of Schedule 6 shall apply in respect of each and any Separation Claims against that Indemnifying Party.

1.3	The parties acknowledge that, notwithstanding the terms “Indemnified Party” and “Indemnifying Party” used in this Part 2 of Schedule 6, the provisions of this Part 2 of Schedule 6 shall apply in respect of all Separation Liabilities and Separation Claims (and not only claims arising under any indemnity in the Post-Completion Separation Provisions).

1.4	To the extent that an Indemnified Party is entitled to make a Separation Claim and a claim under any other provision of this Agreement, nothing shall prevent the Indemnified Party from making a claim under more than one provision of this Agreement, subject to the applicable limitations on liability (including, but not limited to paragraph 11 of this Part 2 of Schedule 6) and other terms under this Agreement.

1.5	Where there is any inconsistency between this Part 2 of Schedule 6 and Part 1 of Schedule 6, the provisions of this Part 2 of Schedule 6 shall prevail.

1.6	For the avoidance of doubt, the provisions of this Part 2 of Schedule 6 shall not apply (or operate to restrict or limit liability) in respect of any claims to which Part 1 of Schedule 6 applies (in particular, any Tax Covenant Claims).

2.             TIME LIMITS

2.1	Subject to the other limitations set forth in this Part 2 of Schedule 6, an Indemnifying Party shall not be liable for any Separation Claim unless:

(a)	Notice of the Separation Claim has been given to the relevant Indemnifying Party by or on behalf of the relevant Indemnified Party as soon as reasonably practicable but no later than thirty (30) days after the relevant Indemnified Party becoming actually aware that the relevant fact, matter, event or circumstance has arisen (but solely to the extent that the relevant Seller is actually prejudiced by any failure by the Buyer to give such written notice); and

(b)	any Separation Claim must be given to the Indemnified Party on or before the date which is:

(i)	twelve (12) calendar months (other than Separation Claims in respect of Taxation); or

(ii)	six (6) years (in the case of Separation Claims in respect of Taxation),

from (and including) the later of the date (A) on which the relevant fact, matter, event or circumstance giving rise to the Indemnified Party’s right to bring a Separation Claim arose (regardless of whether the Indemnified Party has, before that date, become actually aware of such fact, matter, event or circumstance) and (B) which is eighteen (18) months following the Completion Date.

2.2	The Notice of a Separation Claim referred to in paragraph 2.1 above shall give (to the extent they are then available to the relevant Indemnified Party) specific details of the nature of the Separation Claim, the circumstances giving rise to it and the Indemnified Party’s bona fide estimate of any alleged loss.

2.3	Any Separation Claim shall be deemed to be withdrawn (if it has not been previously satisfied, settled or withdrawn) (and no new Separation Claim may be made in respect of the facts giving rise to such withdrawn Separation Claim) unless legal proceedings in respect thereof have been commenced within six (6) calendar months of the giving of Notice of the Separation Claim and for this purpose such legal proceedings shall not be deemed to have commenced unless both issued and validly served against the Indemnifying Party; provided that, (a) in the case of a contingent liability, the six (6) calendar month period shall commence on the date the relevant contingent liability becomes an actual liability and is due and payable, and (b) in the case where paragraph 9 of this Schedule applies, the six (6) calendar month period shall commence on the date that the Buyer notifies the relevant Seller(s) that all reasonable steps have been taken to enforce recovery against the relevant third party, such notification having been made promptly upon the Buyer having taken all reasonable steps.

3.             MAXIMUM LIABILITY

3.1	Subject to paragraph 3.2 below:

(a)	the maximum aggregate liability of the Buyer; and

(b)	the maximum aggregate liability of the Sellers jointly,

in respect of all Separation Claims (but excluding any liability under paragraph 3.2 below) shall not exceed, in each case, an amount equal to the aggregate Sale Proceeds received by the Sellers. For the avoidance of doubt, the maximum aggregate liability of the Sellers under this paragraph shall be in addition to any aggregate limitation on the liability of the Sellers under paragraph 3 of Part 1 of Schedule 6.

3.2	The maximum aggregate liability of the Indemnifying Party in respect of any and all Pass-Through Liabilities shall not exceed the maximum aggregate liability of the relevant party under the applicable contract under which such Pass-Through Liabilities arise.

4.	THRESHOLD AND DE MINIMIS

4.1	An Indemnifying Party shall not be liable for any Separation Claim unless the aggregate amount of its liability for such Separation Claim (excluding Pass-Through Liabilities), as the case may be, when taken together with the aggregate amount of its liability for all other Separation Claims (excluding Pass-Through Liabilities), exceeds €2,000,000 (the “Separation Threshold”) in which event the Indemnifying Party shall, subject to the other limitations contained in this Part 2 of Schedule 6, be liable for the whole amount of all such Separation Claim and not merely the amount by which they exceed the Separation Threshold.

4.2	The Indemnifying Party shall not be liable for any Separation Claim (excluding Pass-Through Liabilities) if the amount of the liability in respect of that Separation Claim (excluding Pass-Through Liabilities) does not exceed €250,000 (a “Separation De Minimis Claim”) and no such Separation De Minimis Claim shall count towards the Separation Threshold.

4.3	For the purposes of calculating a Separation Claim counting towards the Separation Threshold and/or any Separation De Minimis Claim:

(a)	there shall be excluded from any Separation Claim the amount of any costs, expenses and other liabilities (together with any irrecoverable VAT thereon) incurred or to be incurred by the Indemnified Party and any member of the Indemnified Party’s Group in connection with the making of any such Separation Claim; and

(b)	where a Separation Claim relates to more than one event, circumstance, act or omission which event, circumstance, act or omission would separately give rise to a Separation Claim, such claim shall be treated as a separate Separation Claim in respect of each such event, circumstance, act or omission.

4.4	This paragraph 4 shall not apply in respect of Separation Claims under Schedule 18 (Wrong Pockets) or in respect of any Pass-Through Liabilities.

5.	REORGANISATION IMPLEMENTATION

An Indemnifying Party shall not be liable under this Schedule 6 for any Separation Claim to the extent that the liability which is the subject of such Separation Claim arises as a result of any act, transaction or omission which has been specifically requested by the Indemnified Party to effect the Reorganisation or pursuant to any right of such Indemnified Party in the Separation Schedules.

6.	REMEDIABLE MATTERS

An Indemnifying Party shall not be liable for any Separation Claim to the extent that the fact, matter, event or circumstance giving rise to such Separation Claim is remediable and is remedied by, and at the expense of, the relevant Indemnifying Party within thirty (30) days of the date on which Notice of such Separation Claim is received by the Indemnifying Party pursuant to paragraph 2 of this Part 2 of Schedule 6, and the Indemnified Party agrees to use all reasonable endeavours to assist, and to procure the assistance of, relevant members of the Indemnified Party’s Group in remedying such breach (in each case at the Indemnifying Party’s cost).

7.	CONTINGENT LIABILITIES

An Indemnifying Party shall not be liable for any Separation Claim which arises by reason of a liability which, at the time when Notice of the Separation Claim is given to the Indemnifying Party pursuant to paragraph 2 of this Part 2 of Schedule 6, is contingent only or is otherwise not capable of being quantified and the Indemnifying Party shall not be liable to make any payment in respect of such Separation Claim unless and until the liability becomes an actual liability or (as the case may be) becomes capable of being quantified, and in the case of a Separation Claim in respect of Tax it becomes due and payable, and the due date for payment shall mean the last day on which that Tax may, by law, be paid without incurring any penalty, fine, surcharge, interest, charges, costs or other similar imposition (after taking into account any postponement of the date that was obtained for the payment of that Tax). This paragraph 7 is without prejudice to the Buyer’s right to give notice of the Separation Claim in accordance with paragraph 2 of Part 2 of Schedule 6.

8.             INSURANCE

8.1	If, in respect of any Separation Claim, the Indemnified Party or any member of its Group is insured against any loss, damage or liability which is the basis of such Separation Claim under the terms of any insurance policy, the Indemnified Party shall or shall procure that the insured company makes a claim against the insurers under such policy and takes reasonable steps to pursue the claim in good faith (but the foregoing shall not restrict the Indemnified Party’s ability to pursue its Separation Claim against the Indemnifying Party).

9.	RECOVERY FROM THIRD PARTIES

9.1	If, in respect of any Separation Claim, an Indemnified Party or any member of the Indemnified Party’s Group recovers or is entitled to recover (whether by payment, discount, credit, relief, set-off or otherwise) from a third party a sum which indemnifies or compensates the Indemnified Party or any member of the Indemnified Party’s Group (in whole or in part) in respect of the loss or liability which is the subject matter of the Separation Claim, the Indemnified Party shall take all reasonable steps to enforce the recovery against the third party and any actual recovery shall reduce or satisfy, as the case may be, such claim to the extent of such recovery (but the foregoing shall not restrict the Indemnified Party’s ability to pursue its Separation Claim against the Indemnifying Party).

9.2	If the Indemnified Party has paid an amount in discharge of any Separation Claim and the Indemnified Party or any member of the Indemnified Party’s Group is entitled to recover or subsequently recovers (whether by payment, discount, credit, relief, set-off or otherwise) from a third party a sum which indemnifies or compensates the Indemnified Party or any member of the Indemnified Party’s Group (in whole or in part) in respect of the loss or liability which is the subject matter of the Separation Claim, the Buyer shall take all reasonable steps to enforce such recovery and shall, or shall procure that the relevant member of the Indemnified Party’s Group shall, pay to the Indemnifying Party as soon as practicable after receipt an amount equal to the lesser of:

(a)	any sum recovered from the third party; and

(b)	the amount previously paid by the Indemnifying Party to the Indemnified Party,

in each case, less all costs and expenses actually and properly incurred by the Indemnified Party or the relevant member of the Indemnified Party’s Group in recovering such sum and any and all Taxation arising on the Indemnified Party or the relevant member of the Indemnified Party’s Group by virtue of its receipt.

10.          ACTS OF INDEMNIFIED PARTY

An Indemnifying Party shall not be liable for any Separation Claim the extent that such claim is wholly or partly attributable to:

(a)	any voluntary act, omission, transaction or arrangement carried out by the Indemnified Party or on its behalf; or

(b)	any admission of liability made after the Completion by the Indemnified Party that is not consented to by the Indemnifying Party.

11.	NO DOUBLE RECOVERY

If the same fact, matter, event or circumstance gives rise to more than one Separation Claim, any other claim under this Agreement or an adjustment to the Consideration, the Indemnified Party shall not be entitled to recover more than once in respect of the same loss.

12.          NO LIABILITY FOR LOSS OTHERWISE COMPENSATED FOR

An Indemnifying Party shall not be liable for any Separation Claim the extent that the subject of the claim has been or is made good or is otherwise compensated for (whether under any other provision of this Agreement or otherwise) without cost to the Indemnified Party.

13.          MITIGATION

An Indemnified Party shall (and shall procure that each member of the Indemnified Party’s Group shall) take all reasonable action(s) to mitigate any loss suffered by it or the relevant member(s) of the Indemnified Party’s Group which would, could or might result in a Separation Claim against an Indemnifying Party.

14.          SEPARATION LIABILITIES IN RESPECT OF TAXATION

14.1	An Indemnifying Party shall not be liable for any Separation Claim in respect of Tax to the extent that:

(a)	specific provision or reserve in respect of the liability was made in the Completion Statements or such Tax Liability was otherwise taken into account as a liability (including in reducing the value of an asset) in the preparation of the Completion Statements (excluding any provision or reserve made in respect of deferred Tax);

(b)	the liability arises or is increased as a result of:

(i)	any change in Tax legislation made after Completion; or

(ii)	a change or withdrawal after Completion of any previously published practice or concession of any Taxation Authority, in each case announced and coming into force after Completion with retrospective effect;

(c)	the liability is interest and/or penalties arising solely by reason of a failure or delay on the part of the Indemnified Party or any member of the Indemnified Party’s Group in paying to the relevant Taxation Authority any payment made under this Agreement;

(d)	the liability results from or is increased by a change on or after Completion in the accounting reference date of the Indemnified Party;

(e)	the liability has been paid or otherwise settled in full on or before Completion;

(f)	the liability has been made good by insurers or otherwise compensated for without cost to the Indemnified Party or its group.

SCHEDULE 7

Properties

[omitted]

SCHEDULE 8

Material Customers and Material Suppliers

[omitted]

SCHEDULE 9

Pre-Completion Conduct of Business

1.1	Subject to all applicable legal and regulatory requirements and to the extent within their power to do so, the Sellers shall procure that, in each case, in respect of the assets, liabilities and rights relating to the InfraCo Business only:

(a)	except as otherwise provided in this Agreement, the affairs of the Group are conducted in the ordinary course of business as carried on at the date of this Agreement;

(b)	no Group Company reorganises, redeems, acquires, disposes, subscribes for, allots or issues any share of its capital, loan capital or other securities;

(c)	no Encumbrance is created on or over all or any of the Group’s assets or any shares in any Group Company other than:

(i)	as may be created by operation of law in the ordinary course of business; or

(ii)	those Encumbrances arising under the Credit Agreement and/or the High Yield Indenture and/or with respect to the Capital Markets Debt (if any), in each case, that are Discharged prior to or concurrently with the consummation of the Completion on the Completion Date;

(d)	except as contemplated in connection with the movement of contracts as part of the Reorganisation, no Group Company materially amends, waives any material right under, deliberately, negligently or recklessly does anything that gives rise to a material breach or event of default under or terminates, or agrees to materially amend or terminate, any Material Customer Contract or Material Supplier Contract;

(e)	no Group Company terminates other than for cause or makes any material amendments to the terms and conditions of service (including the remuneration, bonuses, and other benefits) of any member of the Senior Management Team or a material number of employees;

(f)	no Group Company shall commence any litigation, arbitration or similar proceedings, or settle any litigation, arbitration or similar proceeding, having a disputed amount in excess of €500,000, save for the collection of debt in the ordinary course of business;

(g)	no material amendment is made to the constitutional documents of any Group Company;

(h)	no Group Company enters into any loans, ancillary banking facilities, hedging arrangements or other financial facilities or incurs any Financial Indebtedness, in each case, as borrower or lender other than:

(i)	any Intercompany Loan Agreement as permitted by clause 6;

(ii)	any borrowings incurred by a Group Company as a borrower (only) under the Credit Agreement and/or the High Yield Indenture;

(iii)	any Capital Markets Debt under paragraphs (a) and (b) of that definition incurred by a Group Company as a borrower (only);

(iv)	any borrowings incurred by a Group Company as a borrower under or pursuant to any GTT Cross-Perimeter Loan; and

(v)	any borrowings committed, made available to and/or loaned by any Group Company as lender under or pursuant to any Group Company Cross-Perimeter Loan,

provided that any such Financial Indebtedness incurred under sub-paragraphs (ii) to (v) above (and any related Financing Costs) is Discharged prior to or concurrently with the consummation of the Completion on the Completion Date and any borrowings committed or made available under sub-paragraph (v) above are cancelled in full prior to or concurrently with the consummation of the Completion on the Completion Date;

(i)	no Group Company shall be liable on or prior to the Completion Date for Financing Costs other than those Financing Costs which constitute a Debt Amount that shall be established in accordance with Schedule 3 (Establishment of the Consideration) of this Agreement and deducted from the Consideration in accordance with Clause 3.1 (Amount) of this Agreement;

(j)	no Group Company enters into any contract or arrangement which would constitute a Material Contract, other than:

(i)	any Material Contract to evidence any new borrowings incurred by a Group Company (as a borrower only) or Encumbrances and/or Guarantees provided by a Group Company, under, or with respect to, the Credit Agreement and/or the High Yield Indenture; and

(ii)	any Material Contract to evidence any new borrowings incurred by a Group Company (as a borrower only) or Encumbrances and/or Guarantees provided by a Group Company, under, or with respect to, any Capital Markets Debt, provided that, in each case such new borrowings, Encumbrances and Guarantees are Discharged prior to or concurrently with the consummation of the Completion on the Completion Date;

(k)	no Financial Indebtedness incurred under, or in respect of, any Capital Markets Debt or the Credit Agreement or the High Yield Indenture or the IBM Loans:

(i)	is not paid when due after the expiration of all applicable grace periods;

(ii)	is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described);

(iii)	any commitment for any Financial Indebtedness is cancelled or suspended by a creditor as a result of an event of default (however described); or

(iv)	any creditor becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described) provided that this paragraph (iv) shall not apply to an event of default (however described) in respect of which the requisite creditors under the applicable Financial Indebtedness have agreed to waive or have agreed to forbear from exercising remedies in respect thereof within five (5) Business Days of any Seller receiving notice of such event of default;

(l)	no Group Company permits any of its material insurance policies relating to the InfraCo Business to lapse or does anything that would make any such policies of insurance void or voidable;

(m)	no Group Company acquires or disposes of any InfraCo Assets involving consideration, expenditure or a value in excess of €1,000,000 or any assets (InfraCo Assets or otherwise) involving consideration, expenditure or a value which is not for market value and in the ordinary course of business, in each case whether in a single transaction or a series of transactions or disposals;

(n)	no Group Company assumes or incurs any liability, obligation or expense in excess of €1,000,000, except to the extent provided for in the budget or business plan of the Group Companies as disclosed in the Data Room or that is terminated or satisfied prior to or concurrently with the consummation of the Completion on the Completion Date;

(o)	each Group Company:

(i)	in respect of the period from 1 January 2020 to 31 December 2020 (both dates inclusive) (A) makes capital expenditure materially in accordance with the capex forecast set out in document 3.7.1 in the Data Room (“Apollo Operating Model_vFF (REVISED)_v4”), and (B) does not incur any capital expenditure materially in excess of the amounts provided for therein or which is not provided for therein; and

(ii)	in respect of the period from (and including) 1 January 2021, incurs material capital expenditure in accordance with past practice, save that there will not be any material overspend

(p)	no Group Company declares, pays or makes any dividend or distribution other than to any Group Company which is wholly owned by other Group Companies;

(q)	no Group Company makes, gives, amends or withdraws any claim, election, surrender, disclaimer, notice or consent relating to Tax, or compromise or settle any dispute with any Taxation Authority;

(r)	no Group Company changes its jurisdiction of residence for Tax purposes; and

(s)	no Group Company shall agree, commit or grant any right, conditionally or otherwise, to do any of the foregoing,

and in each case references to the “Group” and “Group Companies” shall be construed to include the “Sellers’ Group” and “members of the Sellers’ Group” respectively, but only so far as they relate to the InfraCo Business.

1.2	In the period between the date of this Agreement and the Completion Date:

(a)	each of the Sellers agrees that it will not, and shall procure that no member of the Sellers’ Group will, take any action which is intended to maximise the short term EBITDA position of the Sellers’ Group to the detriment of the long term prospects of the InfraCo Business and, without prejudice to the foregoing, will at all times act in good faith as regards the InfraCo Business with a view to maximising its long term prospects and success; and

(b)	each of the Seller shall procure that, in the period between the date of this Agreement and the Completion Date, the executive and senior management team of the RemainCo Business will not be involved in, or otherwise able to influence or determine, the IRU pricing and sales volume strategy of the InfraCo Business.

1.3	Subject to paragraph 1.4 below, the obligations in paragraph 1.1 of this Schedule 9 shall not apply to:

(a)	any act or omission which is:

(i)	approved in writing and in advance by the Buyer, such approval not to be unreasonably withheld or delayed, provided that where any Seller requests the approval of the Buyer pursuant to this paragraph, such approval will be deemed to have been given unless (i) the Buyer notify the Sellers’ Representative in writing within five (5) Business Days of the relevant request that the Buyer do not approve the relevant act or omission; and (ii) such notice includes reasonable reasons for not approving the relevant act or omission. For the purpose of paragraph 1.2(a)(i) of this Schedule 9, any request for approval shall be submitted to Mohamed El Gazzar at mohamed.elgazzar@isquaredcapital.com with a copy to generalcounsel@isquaredcapital.com and any objection to such a request shall be communicated by e-mail from the same e-mail address as set out above and be addressed to the General Counsel of the Principal Seller at Legal@gtt.net;

(ii)	undertaken at the request of the Buyer;

(iii)	required or expressly permitted or contemplated by any Transaction Document, including in respect of any actions taken (or to be taken) as part of the Reorganisation;

(iv)	in the opinion of the Sellers acting reasonably, reasonably necessary in order to comply with any requirement of applicable law or regulation;

(v)	in the opinion of the Sellers acting reasonably, reasonably necessary in order to comply with a legally binding commitment created on or before the date of this Agreement; and/or

(vi)	any actions reasonably undertaken by a Group Company in an emergency or disaster situation with the intention of minimizing any adverse effect of such situation in respect to any Group Company, including, but not limited to, any actions undertaken in connection with the COVID-19 outbreak and its impact (or potential impact) on the InfraCo Business;

provided, in each case, that the Sellers shall notify the Buyer as soon as reasonably practicable of any action taken or proposed to be taken as described in this paragraph 1.3.

1.4	The Buyer shall not exercise any of its rights pursuant to this Schedule 9 (including the right to refuse to approve or object to any particular action or omission) in such a manner as would have or be reasonably likely to have a material adverse effect on any of the Group Companies or the InfraCo Business.

SCHEDULE 10

The InfraCo Business and RemainCo Business

Part 1: The InfraCo Business

1.1	The “InfraCo Business” means the business and activities of providing Pan-European, North American, sub-sea and trans-Atlantic and fibre network and data centre infrastructure services to customers and consisting of those assets and liabilities, in each case, from which the revenues are generated and the costs are incurred as carried on prior to Completion by the Sellers’ Group and the Group Companies, excluding the RemainCo Business and including:

(a)	the Group Companies;

(b)	the InfraCo Assets; and

(c)	the InfraCo Liabilities,

but excluding RemainCo Assets and RemainCo Liabilities.

Part 2: The InfraCo Assets

1.2	The “InfraCo Assets” means the following assets held (at the date of this Agreement or at any time prior to Completion) by the members of the Sellers’ Group and including the Group Companies:

(a)	the terrestrial and submarine fibre assets, data centres and cable landing stations owned by the Sellers’ Group, the IRU supply contracts to which a member of the Sellers’ Group is party as the beneficiary of such IRU and the related network assets, leased and licensed capacity and the associated facilities, equipment and other property (other than leasehold property interests) used exclusively for the purposes of the InfraCo Business (the “InfraCo Network Assets”), including each of the InfraCo Network Assets listed in the relevant Separation Asset Lists;

(b)	all the loose plant, machinery, equipment, spare parts, tooling, furniture, vehicles and other chattels (not being Transferring IT Systems or InfraCo Network Assets) used exclusively for the purposes of the InfraCo Business, including those listed or referred to the Accounts (“InfraCo Plant and Equipment”), including each of the items of InfraCo Plant and Equipment listed in the relevant Separation Asset Lists and also including all equipment within the physical perimeter of the PoPs and the ILAs used exclusively for the InfraCo Business;

(c)	all the following Contracts (including any amounts due under such contracts and any assets, benefits or rights derived from or provided or licensed under such Contracts) and claims to the extent any revenue generated and/or cost incurred under such contracts are listed or referred to in the Accounts or are otherwise derived from the InfraCo Business:

(i)	Contracts with a third party that relate exclusively to the InfraCo Business and to which a Group Company is a party, but excluding any Transaction Document (the “Existing InfraCo Contracts”);

(ii)	the InfraCo Part of each Contract with a third party that relates to both the InfraCo Business and the RemainCo Business to which a Group Company is a party, excluding any Transaction Document (the “Shared InfraCo Contracts”), including the InfraCo Part of each Key Contract which is a Shared InfraCo Contract;

(iii)	claims and related rights of or arising in a Group Company which relate exclusively to the InfraCo Business (whether arising on, prior to or after Completion);

(iv)	the InfraCo Part of the claims and related rights of or arising in a Group Company which relate, in part, but not exclusively to the InfraCo Business (whether arising on, prior to or after Completion) (the “Shared InfraCo Claims”);

(v)	the contracts with a third party that relate exclusively to the InfraCo Business and to which a member of the Sellers’ Group (other than a Group Company) is a party, but excluding any Transaction Document (the “Transferring InfraCo Contracts”), including each Key Contract which is a Transferring InfraCo Contract;

(vi)	the InfraCo Part of each contract with a third party that relates to both the InfraCo Business and the RemainCo Business to which a member of the Sellers’ Group (other than a Group Company) is a party, excluding any Transaction Document (the “Shared RemainCo Contracts”), including the InfraCo Part of each Key Contract which is a Shared RemainCo Contract;

(vii)	the claims and related rights of or arising in a member of the Sellers’ Group (other than a Group Company) to the extent they relate exclusively to the InfraCo Business (whether arising on, prior to or after Completion) (“Transferring InfraCo Claims”); and

(viii)	the InfraCo Part of the claims and related rights arising of or in a member of the Sellers’ Group (other than a Group Company) which relate, in part, but not exclusively, to the InfraCo Business (whether arising on, prior to or after Completion) (“Shared RemainCo Claims”), and including all Contracts and claims listed in the relevant Separation Asset Lists;

(d)	the benefit of all rights, claims and interests under each of the Sellers’ Tax Insurance Policies;

(e)	all the goodwill relating exclusively to the InfraCo Business (the “InfraCo Business Goodwill”) together with the exclusive right for the Buyer to represent itself as carrying on the InfraCo Business in succession to the Sellers’ Group;

(f)	all the books of account, records, invoices, shipping records, supplier lists, customer lists, correspondence and other documents, records, files and information to the extent that such information relates exclusively to the InfraCo Business or the Group Companies or any InfraCo Asset;

(g)	all the Licences required by any Group Company for or in connection with the carrying on of the InfraCo Business as carried on prior to Completion (the “InfraCo Business Licences), including all InfraCo Business Licences listed in the relevant Separation Asset Lists;

(h)	the InfraCo Employees;

(i)	all freehold, leasehold or other immovable property owned, occupied or used by any member of the Sellers’ Group exclusively in relation to the InfraCo Business, including the Properties and the leasehold interests to be granted to the Buyer (or relevant member of the Buyer’s Group or the relevant Target Company) in respect of the properties listed in Schedule 7 and the real properties included in the relevant Separation Asset Lists under the heading “InfraCo Business Properties” excluding the Sofia Shared Property including any InfraCo Network Assets held pursuant to property, freehold or leasehold interests, contracts, arrangements, leases and/or licences (including for the avoidance of doubt those relating to the cable landing points and cable landing stations in connection with the InfraCo Business’ use and operation of its subsea cables, routes and networks and cable landing stations and PoPs (including for the avoidance of doubt the Hibernia subsea cables, routes and networks)); (together, the “InfraCo Business Properties”)

(j)	the Owned Names;

(k)	all unregistered Intellectual Property Rights that have been used or commercialised exclusively in relation to the InfraCo Business over the 12-month period prior to Completion, or that have been created, or otherwise come into existence, during the 12-month period prior to Completion and have been used or commercialised exclusively in relation to the InfraCo Business during the period of their existence and: (i) are owned by any member of the Sellers’ Group (excluding Group Companies) (the “Transferring IP Rights”); or (ii) are owned by any Group Company;

(l)	the IT Systems owned by any member of the Sellers’ Group and used exclusively in the InfraCo Business, including without limitation the systems identified in Part 7 of this Schedule 10, excluding the laptops (the “Transferring IT Systems”);

(m)	the InfraCo PoP Contracts; and

(n)	all other property, rights and assets exclusively used or owned by, or in the control or possession of, any of the Group Companies or the Sellers’ Group which are exclusively related to, used for or held for use in connection with, the InfraCo Business, including all such property, rights and assets listed or referred to in the Separation Asset Lists but excluding any property, rights and assets used or owned by or in the control or possession of any of the Group Companies or the Sellers’ Group pursuant to any Transaction Document.

Part 3: The RemainCo Assets

1.3	“RemainCo Assets” means all of the assets of the Sellers’ Group (including the Group Companies) excluding the InfraCo Assets and (without prejudice to the generality of the foregoing) includes all of the following held (at the date of this Agreement or at any time prior to Completion) by the members of the Sellers’ Group and/or the Group Companies:

(a)	all (i) unregistered Intellectual Property Rights that have not been used or commercialised exclusively in relation to the InfraCo Business over the 12-month period prior to Completion, or that have been created, or otherwise come into existence, during 12 -month period prior to Completion and have not been used or commercialised exclusively in relation to the InfraCo Business during the period of their existence; and (ii) registered Intellectual Property Rights whether or not exclusively or predominantly used in relation to the InfraCo Business, in each case, owned by a member of the Sellers’ Group (including any Group Company), but always excluding the Owned Names;

(b)	all loose plant, machinery, equipment, spare parts, tooling, furniture. vehicles and other chattels (not being InfraCo Network Assets or Transferring IT Systems) which are not used exclusively or predominantly for the purposes of the InfraCo Business and not listed or referred to in the Accounts;

(c)	all Contracts (including any amounts due under such contracts and any assets, benefits or rights derived from or provided or licensed under such Contracts) and claims to the extent the revenues generated and costs incurred under such contracts are not listed or referred to in the Accounts, including:

(i)	all Contracts with a third party that relate exclusively to the RemainCo Business and to which a member of the Sellers’ Group (other than a Group Company) is a party;

(ii)	the RemainCo Part of each Shared RemainCo Contract, including the RemainCo Part of each Key Contract which is a Shared RemainCo Contract;

(iii)	claims and related rights of or arising in the Sellers’ Group (other than in a Group Company) which relate exclusively or predominantly, to the RemainCo Business (whether arising on, prior to or after Completion);

(iv)	the RemainCo Part of each Shared RemainCo Claim;

(v)	all contracts with a third party that relate exclusively or predominantly to the RemainCo Business and to which a Group Company is a party (the “Transferring RemainCo Contracts”);

(vi)	the RemainCo Part of each Shared InfraCo Contract, including the RemainCo Part of each Key Contract which is a Shared InfraCo Contract;

(vii)	all the claims and related rights arising in a Group Company which relate exclusively or predominantly to the RemainCo Business (whether arising on, prior to or after Completion) including, for the avoidance of doubt, the Easynet Claim and any other claims or proceedings against any member of the Sellers’ Group that have been Disclosed in the Disclosure Letter (with the exception of the CloudItalia disupute) (the “Transferring RemainCo Claims”); and

(viii)	the RemainCo Part of each Shared InfraCo Claim;

(d)	all the books of account, records, invoices, shipping records, supplier lists, customer lists, correspondence and other documents, records, files and information in the possession of members of the Sellers’ Group which does not relate exclusively or predominantly to the InfraCo Business;

(e)	any IT Systems which (i) do not exclusively or predominantly relate to the InfraCo Business or which are not listed or referred to in the Accounts; or (ii) comprise any of the following: laptops;

(f)	any agreement between any member of the Sellers’ Group or any Group Company and any third party(ies) for the creation of Financial Indebtedness and any agreement between any member of the Sellers’ Group and any member of the Group for the creation of Financial Indebtedness (excluding, for the avoidance of doubt, any rights or liabilities under the GTT MSA, the InfraCo MSA, the GTT TSA or the InfraCo TSA);

(g)	any guarantee facility agreements and similar agreements of any members of the Sellers’ Group with third parties for the issuance of InfraCo Bank Guarantees and RemainCo Bank Guarantees and any contracts relating to forward transactions, futures, options, swaps and other financial derivatives; and

(h)	any property rights (leasehold or freehold) other than the InfraCo Business Properties and the Prague Shared Property.

Part 4: The InfraCo Liabilities

1.4	“InfraCo Liabilities” means all Liabilities of the members of the Sellers’ Group (including the Group Companies) but only to the extent that they relate to or arise out of the InfraCo Assets, and excluding any Liabilities expressly retained by, or which are the responsibility of, the Sellers or any member of the Sellers’ Group (excluding Group Companies) under the terms of this Agreement or any other Transaction Document and excluding the RemainCo Liabilities.

Part 5: The RemainCo Liabilities

1.5	“RemainCo Liabilities” means:

(a)	all Liabilities of the members of the Sellers’ Group (including the Group Companies) to the extent that they relate to or arise out of the RemainCo Assets;

(b)	all Liabilities of the Sellers’ Group (including the Group Companies) to the extent that they do not relate to or arise out of the InfraCo Assets;

(c)	all Liabilities expressly retained by, or which are the responsibility of, the Sellers or any member of the Sellers’ Group (excluding Group Companies) under the terms of this Agreement or any other Transaction Document;

(d)	all Liabilities of any member of the Sellers’ Group to the extent relating to the employees no longer employed within the InfraCo Business as at Completion and/or relating to workers no longer contracted in respect of the InfraCo Business as at Completion;

(e)	all Liabilities of any member of the Sellers’ Group relating to or connected with Environmental Laws unless relating an InfraCo Business Property;

(f)	all Liabilities not expressly to be transferred to the Group Companies and acquired by the Buyer under the terms of this Agreement or any Transaction Document; and

(g)	all Liabilities that are not InfraCo Liabilities.

Part 7: Separation Asset Lists

[Omitted]

SCHEDULE 11

Contracts, Claims and Licences

1.	Shared RemainCo Contracts

1.1	The Sellers shall, and shall procure that the members of the Sellers’ Group shall:

(a)	use reasonable endeavours to procure that an arrangement is in place with the counterparty to each Shared RemainCo Contract, the effect of which is that the benefit and burden of the InfraCo Part is severed from that Shared RemainCo Contract and an agreement or arrangement equivalent in all material respects to that Shared RemainCo Contract in relation to the InfraCo Part is in place between the counterparty and a Group Company by Completion (such arrangement may include a new contract or the Contract Authorisation of the other party or parties to the relevant Shared RemainCo Contract to the transfer of, or to achieve the novation of, or an amendment to or other arrangement in respect of the InfraCo Part of the Shared RemainCo Contract on substantially similar terms to the existing terms (save for an appropriate administrative amendments); and

(b)	provide any information reasonably requested by the other parties in connection with the activities described in this paragraph 1.1.

1.2	If an arrangement is not in place with the counterparty to a Shared RemainCo Contract under paragraph 1.1(a) above by Completion, then from Completion:

(a)	the Sellers shall, or shall procure that the relevant member of the Sellers’ Group shall, until the Contract Long Stop Date, continue to perform the activities described in paragraph 1.1 above;

(b)	the Sellers shall, or shall procure that the relevant member of the Sellers’ Group shall, until the Contract Long Stop Date, continue to operate the InfraCo Part of that Shared RemainCo Contract (including fulfilling its obligations under the InfraCo Part of that Shared RemainCo Contract in accordance with paragraph 1.2(c) below) and, to the extent necessary for the performance of the InfraCo Part of that Shared RemainCo Contract, the RemainCo Part of that Shared RemainCo Contract so that the full benefit of the InfraCo Part is and can be enjoyed by the InfraCo Business on terms and conditions equivalent to those afforded to the InfraCo Business at the date of this Agreement, and the Seller shall, or shall procure that the relevant member of the Sellers’ Group shall, provide the relevant Group Company with those benefits as if the arrangement with the counterparty to the Shared RemainCo Contract had been in place with effect as of the Completion Date;

(c)	the Buyer shall procure that the relevant Group Company shall be responsible for any Liabilities relating to the InfraCo Part of the Shared RemainCo Contract (but excluding any such Liabilities to the extent they arise as a result of a Seller or the relevant member of the Seller’s Group itself not fulfilling its obligations or responsibilities in relation to the RemainCo Part of such Shared RemainCo Contract) and shall, to the extent permitted by applicable law and the relevant Shared RemainCo Contract, carry out, perform and complete all obligations constituting Liabilities relating to the InfraCo Part of the Shared RemainCo Contract, and to the extent those obligations comprise:

(i)	the performance of any services under a Customer Contract, the Buyer shall procure that the relevant Group Company shall carry out, perform and complete such services in accordance with that Customer Contract until the Contract Long Stop Date;

(ii)	the payment of fees for the receipt of services under a Supplier Contract where such services can be attributed to a Customer Contract, such fees shall be the fees payable in respect of the services provided under that Customer Contract; or

(iii)	the payment of fees for the receipt of services under any other Supplier Contract, such fees shall be a fair and reasonable proportion based on the InfraCo Part’s consumption of the relevant unit of measure or service invoiced by the supplier of that service;

(d)	the Sellers or the relevant member of the Sellers’ Group (as the case may be) shall be responsible for all Liabilities relating to the RemainCo Part of the Shared RemainCo Contract (but excluding any such Liabilities to the extent they arise as a result of the Buyer or the relevant Group Company itself not fulfilling its obligations or responsibilities in relation to the InfraCo Part of such Shared RemainCo Contract) and shall, to the extent permitted by applicable law and the relevant Shared RemainCo Contract, carry out, perform and complete all obligations constituting Liabilities relating to the RemainCo Part of the Shared RemainCo Contract;

(e)	the Sellers shall, and shall procure that the relevant members of the Sellers’ Group shall, collect any amounts owed by the counterparty in respect of the InfraCo Part of the Shared RemainCo Contract and pay or deliver to the Buyer or relevant Group Company such amounts, and shall give reasonable assistance to the Buyer or relevant Group Company (as applicable) to enable the Group Company to enforce all rights and remedies in relation to the InfraCo Part of the Shared RemainCo Contract and shall not agree to any additional goods or services, extension, termination, amendment or waiver of the rights or obligations under the InfraCo Part of that Shared RemainCo Contract, or any such changes to the Shared RemainCo Contract that may affect the InfraCo Part without the prior written approval of the Buyer, provided that:

(i)	no member of the Sellers’ Group shall be required to make any payment (in money or in money’s worth) in respect of the InfraCo Part of that Shared RemainCo Contract unless: (A) in the case of a Shared RemainCo Contract that is a Supplier Contract, it has first been paid such sum as equals the amount of such payment by the Buyer or relevant Group Company; and (B) in the case of a Shared RemainCo Contract that is a Customer Contract, it has first been paid the amount concerned by the customer;

(ii)	no member of the Sellers’ Group shall be required to become involved in any legal action without the prior written consent of the Sellers (not to be unreasonably withheld or delayed) and subject to the Buyer indemnifying the Sellers’ Group against all Losses they may suffer or incur in connection therewith; and

(iii)	the Buyer or relevant Group Company shall not agree to any additional goods or services, extension, termination, amendment or waiver of the rights or obligations in relation to the InfraCo Part of that Shared RemainCo Contract that may affect the RemainCo Part of the Shared RemainCo Contract, without prior written approval of the Principal Seller (not to be unreasonably withheld or delayed); and

(f)	if:

(i)	the counterparty/ies to the Shared RemainCo Contract notify a member of the Buyer’s Group or a member of the Seller’s Group that that counterparty wishes to add additional goods or services to the InfraCo Part of that Shared RemainCo Contract, or terminate, extend, amend or waive any rights in relation to the InfraCo Part of that Shared RemainCo Contract (which includes any such changes to the Shared RemainCo Contract that may affect the InfraCo Part); or

(ii)	a member of the Buyer’s Group or a member of the Seller’s Group wishes to terminate, extend, amend or waive any rights in relation to the InfraCo Part of that Shared RemainCo Contract (which includes any such changes to the Shared RemainCo Contract that may affect the InfraCo Part) or

(iii)	any other matter arises in relation to that Shared RemainCo Contract that a person managing that contract, or managing the InfraCo Part of that contract, could reasonably be regarded as wanting to know, the party receiving the notification described in paragraph 1.2(f)(i) above, or wishing to take an action described in paragraph 1.2(f)(ii) above or becoming aware of a matter described in paragraph 1.2(f)(iii) above shall promptly notify the other party and the parties shall negotiate in good faith to agree the actions to be taken in relation to that Shared RemainCo Contract or the InfraCo Part of that Shared RemainCo Contract.

1.3	If (i) any consent, approval, waiver or other permission (“Contract Authorisation”) is required from any counterparty to a Shared RemainCo Contract in order to perform the activities described in paragraph 1.2(b) above; or (ii) such activities are prohibited by applicable law or the Shared RemainCo Contract:

(a)	in the case of (i) above, the Sellers shall, or shall procure that the relevant member of the Sellers’ Group shall, until the Contract Long Stop Date, use reasonable endeavours to obtain that Contract Authorisation; and

(b)	in the case of both (i) and (ii) above, until the Contract Long Stop Date, the Sellers and (following Completion) the Sellers and the Buyer shall use all reasonable endeavours to achieve an alternative solution by which the full benefit of the InfraCo Part of the Shared RemainCo Contract can be enjoyed by the InfraCo Business on terms and conditions equivalent in all material respects to those afforded to the InfraCo Business at the date of this Agreement, provided that none of the members of the Sellers’ Group or the Buyer’s Group shall be required to make any additional commitment, incur any additional liability, or make any additional payment for that purpose.

2.	Transferring InfraCo Contracts

2.1	The Sellers shall, and shall procure that the members of the Sellers’ Group shall, use reasonable endeavours to procure that the benefit and burden of each Transferring InfraCo Contract is assigned and transferred to the relevant Group Company prior to Completion on substantially similar terms to the existing terms (save for any appropriate administrative amendments). If the benefit and/or burden of any Transferring InfraCo Contract cannot effectively be assigned or transferred to the relevant Group Company without a Contract Authorisation from the counterparty to that Transferring InfraCo Contract, then the Sellers shall, and shall procure that the relevant members of the Sellers’ Group shall, use reasonable endeavours to effect or obtain the Contract Authorisation by Completion.

2.2	If the benefit and burden of each Transferring InfraCo Contract has not been assigned and transferred to the relevant Group Company prior to Completion (including if any Contract Authorisation referred to in paragraph 2.1 above has not been effected by Completion), then the Sellers shall, and shall procure that the relevant members of the Sellers’ Group shall, and (following Completion) the Buyer shall procure that the relevant Group Companies shall:

(a)	until the Contract Long Stop Date, use reasonable endeavours to effect or obtain such assignment and transfer and, if relevant, the Contract Authorisation; and

(b)	provide any information reasonably requested by the other parties in connection with the activities described in this paragraph 2.2, and paragraph 2.3 below shall apply.

2.3	Until the earlier of the date that the assignment and transfer (with Contract Authorisation, if relevant) has been effected and the Contract Long Stop Date:

(a)	the transfer of the relevant Transferring InfraCo Contract shall not take effect and the relevant Seller shall, or shall procure that the relevant member of the Sellers’ Group shall, hold it on trust for the relevant Group Company and diligently pursue, account for and pay or deliver to the Buyer or relevant Group Company any moneys, goods, services or other benefits that it receives after Completion to the extent they relate to that Transferring InfraCo Contract;

(b)	the Buyer shall, or shall procure that the relevant Group Company shall, perform (as the sub-contractor or agent of the relevant member of the Sellers’ Group) all the obligations of the relevant member of the Sellers’ Group under the relevant Transferring InfraCo Contract, provided that to the extent those obligations comprise the performance of any services under a Customer Contract, the Buyer or the relevant Group Company (as applicable) shall procure that the relevant Group Company shall carry out, perform and complete such services in accordance with that Customer Contract until the Contract Long Stop Date;

(c)	the Sellers shall, and shall procure that the relevant members of the Sellers’ Group shall, collect any amounts owed by the counterparty to the Transferring InfraCo Contract and pay or deliver to the Buyer or relevant Group Company such amounts, and shall give reasonable assistance to the Buyer or relevant Group Company (as applicable) to enable the Group Company to enforce all rights and remedies in relation to the relevant Transferring InfraCo Contract and shall not agree to any additional goods or services, extension, termination, amendment or waiver of the rights or obligations under that contract without the prior written approval of the Buyer, provided that:

(i)	no member of the Sellers’ Group shall be required to make any payment (in money or in money’s worth) unless (A) in the case of a Transferring InfraCo Contract that is a Supplier Contract, it has first been paid the amount concerned by the Buyer or relevant Group Company or (B) in the case of a Transferring InfraCo Contract that is a Customer Contract, it has first been paid the amount concerned by the customer;

(ii)	no member of the Sellers’ Group shall be required to become involved in any legal action without the prior written consent of the Sellers (not to be unreasonably withheld or delayed) and subject to the Buyer indemnifying the Sellers’ Group against all Losses they may suffer or incur in connection therewith; and

(iii)	the Buyer or relevant Group Company shall not agree to any additional goods or services, extension, termination, amendment or waiver of the rights or obligations under that Transferring InfraCo Contract without prior written approval of the Principal Seller (not to be unreasonably withheld or delayed);

(d)	if:

(i)	the counterparty/ies to the Transferring InfraCo Contract notify a member of the Buyer’s Group or a member of the Seller’s Group that that counterparty wishes to add additional goods or services to the Transferring InfraCo Contract, or terminate, extend, amend or waive any rights in relation to the Transferring InfraCo Contract; or

(ii)	a member of the Buyer’s Group or a member of the Seller’s Group wishes to terminate, extend, amend or waive any rights in relation to the Transferring InfraCo Contract; or

(iii)	any other matter arises in relation to that Transferring InfraCo Contract that a person managing that contract could reasonably be regarded as wanting to know,

the party receiving the notification described in paragraph 2.3(d)(i) above, or wishing to take an action described in paragraph 2.3(d)(ii) above, or becoming aware of a matter described in paragraph 2.3(d)(iii) above shall promptly notify the other party and the parties shall negotiate in good faith to agree the actions to be taken in relation to that Transferring InfraCo Contract; and

(e)	if the terms of the relevant Transferring InfraCo Contract do not permit the relevant Transferring InfraCo Contract to be held on trust or for the relevant Group Company to perform obligations as a sub-contractor or agent of the relevant member of the Sellers’ Group under this paragraph 2.3, then the Sellers and the Buyer shall use reasonable endeavours to achieve an alternative solution by which the relevant Group Company can receive the full benefit of the Transferring InfraCo Contract and assume the associated obligations, provided that no member of the Sellers’ Group shall be required to make any additional commitment, incur any additional liability or make any additional payment for that purpose.

3.	Shared InfraCo Contracts

3.1	The Sellers shall, and shall procure that the members of the Sellers’ Group shall:

(a)	use reasonable endeavours to procure that an arrangement is in place with the counterparty to each Shared InfraCo Contract, the effect of which is that the benefit and burden of the RemainCo Part is severed from that Shared InfraCo Contract and an agreement or arrangement equivalent in all material respects to that Shared InfraCo Contract in relation to the RemainCo Part is in place between the counterparty and a member of the Sellers’ Group (other than a Group Company) by Completion (such arrangement may include a new contract or the Contract Authorisation of the other party or parties to the relevant Shared InfraCo Contract to the transfer of, or to achieve the novation of, or an amendment to or other arrangement in respect of the RemainCo Part of the Shared InfraCo Contract on substantially similar terms to the existing terms (save for an appropriate administrative amendments); and

(b)	provide any information reasonably requested by the other parties in connection with the activities described in this paragraph 3.1.

3.2	If an arrangement is not in place with the counterparty to a Shared InfraCo Contract under paragraph 3.1 above by Completion, then from Completion:

(a)	the Buyer shall, or shall procure that the relevant Group Company shall until the Contract Long Stop Date, continue to perform the activities described in paragraph 3.1 above;

(b)	the Buyer shall, or shall procure that the relevant Group Company shall, until the Contract Long Stop Date, continue to operate the RemainCo Part of that Shared InfraCo Contract (including fulfilling its obligations under the RemainCo Part of that Shared InfraCo Contract in accordance with paragraph 3.2 above) and, to the extent necessary for the performance of the RemainCo Part of that Shared InfraCo Contract, the InfraCo Part of that Shared InfraCo Contract so that the full benefit of the RemainCo Part is and can be enjoyed by the RemainCo Business on terms and conditions equivalent to those afforded to the RemainCo Business at the date of this Agreement, and the Buyer shall, or shall procure that the relevant Group Company shall, provide the relevant member of the Sellers’ Group with those benefits as if the arrangement with the counterparty to the Shared InfraCo Contract had been in place with effect as of the Completion Date;

(c)	the Sellers shall be responsible for all Liabilities relating to the RemainCo Part of the Shared InfraCo Contract (but excluding any such Liabilities to the extent they arise as a result of the Buyer or the relevant Group Company itself not fulfilling its obligations or responsibilities in relation to such Shared InfraCo Contract) and shall, to the extent permitted by applicable law and the relevant Shared InfraCo Contract, carry out, perform and complete all obligations constituting Liabilities relating to the RemainCo Part of such Shared InfraCo Contract, and to the extent those obligations comprise:

(i)	the performance of any services under a Customer Contract, the Sellers shall carry out, perform and complete such services in accordance with that Customer Contract until the Contract Long Stop Date;

(ii)	the payment of fees for the receipt of services under a Supplier Contract where such services can be attributed to a Customer Contract, such fees shall be the fees payable in respect of the services provided under that Customer Contract; or

(iii)	the payment of fees for the receipt of services under any other Supplier Contract, such fees shall be a fair and reasonable proportion based on the RemainCo Part’s consumption of the relevant unit of measure or service invoiced by the supplier of that service;

(d)	the Buyer shall procure that the relevant Group Company shall be responsible for all Liabilities in relation to the InfraCo Part of the Shared InfraCo Contract (but excluding any such Liabilities to the extent they arise as a result of a Seller or a member of the Sellers’ Group itself not fulfilling its obligations and responsibilities in relation to the RemainCo Part of the Shared InfraCo Contract) and shall, to the extent permitted by applicable law and the relevant Shared InfraCo Contract, carry out, perform and complete all obligations constituting Liabilities relating to the InfraCo Part of the Shared InfraCo Contract;

(e)	the Buyer shall, and shall procure that the relevant Group Company shall, collect any amounts owed by the counterparty in respect of the RemainCo Part of the Shared InfraCo Contract and pay or deliver to the Sellers or the relevant member of the Sellers’ Group such amounts, and shall give reasonable assistance to the Sellers or relevant member of the Sellers’ Group (as applicable) to enable the relevant member of the Sellers’ Group to enforce all rights and remedies under the RemainCo Part of such Shared InfraCo Contract and shall not agree to any additional goods or services, extension, termination, amendment or waiver of the rights or obligations under the RemainCo Part of that Shared InfraCo Contract, or any such changes to the Shared InfraCo Contract that may affect the RemainCo Part without the prior written approval of the Principal Seller, provided that:

(i)	no member of the Buyer’s Group shall be required to make any payment (in money or in money’s worth) in respect of the RemainCo Part of that Shared InfraCo Contract unless: (A) in the case of a Shared InfraCo Contract that is a Supplier Contract, it has first been paid such sum as equals the amount of such payment by the Sellers or the relevant member of the Sellers’ Group; and (B) in the case of a Shared InfraCo Contract that is a Customer Contract, it has first been paid the amount concerned by the customer;

(ii)	no member of the Buyer’s Group shall be required to become involved in any legal action without the prior written consent of the Buyer (not to be unreasonably withheld or delayed) and subject to the Sellers indemnifying the Buyer and the Group Companies against all Losses they may suffer or incur in connection therewith; and

(iii)	the Sellers or relevant member of the Sellers’ Group shall not agree to any additional goods or services, extension, termination, amendment or waiver of the rights under the RemainCo Part of that Shared InfraCo Contract that may affect the InfraCo Part of the Shared InfraCo Contract, without prior written approval of the Buyer (not to be unreasonably withheld or delayed);

(f)	in respect of Billing Dependencies:

(i)	the Sellers shall, or shall procure that the relevant member of the Sellers’ Group shall, provide or perform the Billing Dependencies in respect of the RemainCo Part of that Shared InfraCo Contract and:

(ii)	the Buyer and the Group Companies shall not be liable for any failure to properly perform, or delay in properly performing, any obligation pursuant to paragraph 3.2(e) above to the extent such failure or delay is caused by the Sellers or Sellers’ Group’s failure to provide or perform the Billing Dependencies; and

(iii)	if the Buyer or a Group Company is unable to perform, or is delayed in performing, an obligation pursuant to paragraph 3.2(e) above, it shall promptly notify the Principal Seller; and

(iv)	if the Principal Seller or a member of the Sellers’ Group notifies the Buyer or a member of the Buyer’s Group that it intends to cease performing or providing the Billing Dependencies, the Buyer or the relevant member of the Group Company, may, by written notice to the Principal Seller, cease collecting any amounts owed by the counterparty in respect of the RemainCo Part of that Shared InfraCo Contract; and

(g)	if:

(i)	the counterparty/ies to the Shared InfraCo Contract notify a member of the Buyer’s Group or a member of the Seller’s Group that that counterparty wishes to add additional goods or services to the RemainCo Part of that Shared InfraCo Contract, or terminate, extend, amend or waive any rights in relation to the RemainCo Part of that Shared InfraCo Contract (which includes any such changes to the Shared InfraCo Contract that may affect the RemainCo Part);

(ii)	a member of the Buyer’s Group or a member of the Seller’s Group wishes to terminate, extend, amend or waive any rights in relation to the RemainCo Part of that Shared InfraCo Contract (which includes any such changes to the Shared InfraCo Contract that may affect the RemainCo Part) or

(iii)	any other matter arises in relation to that Shared InfraCo Contract that a person managing that contract, or managing the RemainCo Part of that contract, could reasonably be regarded as wanting to know, the party receiving the notification described in paragraph 3.2(g)(i) above, or wishing to take an action described in paragraph 3.2(g)(ii) above or becoming aware of a matter described in paragraph 3.2(g)(iii) above shall promptly notify the other party and the parties shall negotiate in good faith to agree the actions to be taken in relation to that Shared RemainCo Contract or the InfraCo Part of that Shared RemainCo Contract.

3.3	If (i) any Contract Authorisation is required from any counterparty to a Shared InfraCo Contract in order to perform the activities described in paragraph 3.2 above; or (ii) such activities are prohibited by applicable law or the Shared InfraCo Contract:

(a)	in the case of (i) above, following Completion the Buyer shall procure that the relevant Group Company shall, until the Contract Long Stop Date, use reasonable endeavours to obtain that Contract Authorisation; and

(b)	in the case of both (i) and (ii) above, until the Contract Long Stop Date, the Sellers and (following Completion) the Sellers and the Buyer shall use reasonable endeavours to achieve an alternative solution by which the full benefit of the RemainCo Part of the Shared InfraCo Contract can be enjoyed by the RemainCo Business on terms and conditions equivalent in all material respects to those afforded to the RemainCo Business at the date of this Agreement, provided that none of the members of the Buyer’s Group shall be required to make any additional commitment, incur any additional liability, or make any additional payment for that purpose.

4.	Transferring RemainCo Contracts

4.1	The Sellers shall, and shall procure that the members of the Sellers’ Group shall, use reasonable endeavours to procure that the benefit and burden of each Transferring RemainCo Contract is assigned and transferred to the relevant member of the Sellers’ Group prior to Completion on substantially similar terms to the existing terms (save for any appropriate administrative amendments). If the benefit and/or burden of any Transferring RemainCo Contract cannot effectively be assigned or transferred to the relevant member of the Sellers’ Group without a Contract Authorisation from the counterparty to that Transferring RemainCo Contract, then the Sellers shall, and shall procure that the relevant members of the Sellers’ Group (including the Group Companies prior to Completion) shall, use reasonable endeavours to effect or obtain the Contract Authorisation by Completion.

4.2	If the benefit and burden of each Transferring RemainCo Contract has not been assigned and transferred to the relevant member of the Sellers’ Group prior to Completion (including if any Contract Authorisation referred to in paragraph 4.1 above has not been effected by Completion), then the Sellers shall, and shall procure that the relevant members of the Sellers’ Group shall, and (following Completion) the Buyer shall procure that the relevant Group Companies shall:

(a)	until the Contract Long Stop Date, use reasonable endeavours to effect or obtain such assignment and transfer and, if relevant, the Contract Authorisation; and

(b)	provide any information reasonably requested by the other parties in connection with the activities described in this paragraph 4.2 above and paragraph 4.3 below shall apply.

4.3	Until the earlier of the date that the assignment and transfer (with Contract Authorisation, if relevant) has been effected and the Contract Long Stop Date:

(a)	the transfer of the relevant Transferring RemainCo Contract shall not take effect and the Buyer shall, or shall procure that the relevant Group Company shall, hold it on trust for the relevant member of the Sellers’ Group and diligently pursue, account for and pay or deliver to the Principal Seller or behalf of the relevant member of the Sellers Group any moneys, goods, services, or other benefits that it receives after Completion to the extent they relate to that Transferring RemainCo Contract;

(b)	the Sellers shall, or shall procure that the relevant member of the Sellers’ Group shall, perform (as the sub-contractor or agent of the relevant Group Company (as applicable)) all the obligations of the relevant Group Company under the relevant Transferring RemainCo Contract, provided that to the extent those obligations comprise the performance of any services under a Customer Contract, the Sellers shall, or shall procure that the relevant member of the Sellers’ Group shall, carry out, perform and complete such services in accordance with that Customer Contract until the Contract Long Stop Date;

(c)	the Buyer shall, and shall procure that the relevant Group Company shall, subject to paragraph 4.3(e) below, collect any amounts owed by the counterparty to the Transferring RemainCo Contract and pay or deliver to the Sellers or the relevant member of the Sellers’ Group such amounts and shall give reasonable assistance to the relevant member of the Sellers’ Group to enable the relevant member of the Sellers’ Group to enforce all rights and remedies under the relevant Transferring RemainCo Contract and, subject to paragraph 4.3(e) below, shall not agree to any additional goods or services, extension, termination, amendment or waiver of the rights or obligations under that contract without the prior written approval of the Principal Seller, provided that:

(i)	neither the Buyer nor any Group Company shall be required to make any payment (in money or in money’s worth) unless (A) in the case of a Transferring RemainCo Contract that is a Supplier Contract, it has first been paid the amount concerned by the relevant member of the Sellers’ Group or (B) in the case of a Transferring RemainCo Contract that is a Customer Contract, it has first been paid the amount concerned by the customer;

(ii)	neither the Buyer nor any Group Company shall be required to become involved in any legal action without the prior written consent of the Buyer (not to be unreasonably withheld or delayed) and subject to the Buyer indemnifying the Buyer and the Group Companies against all Losses they may suffer or incur in connection therewith; and

(iii)	no member of the Sellers’ Group shall agree any additional goods or services, extension, termination, amendment or waiver of the rights under that Transferring RemainCo Contract without prior written approval of the Buyer (not to be unreasonably withheld or delayed);

(d)	if

(i)	the counterparty/ies to the Transferring RemainCo Contract notify a member of the Buyer’s Group or a member of the Seller’s Group that that counterparty wishes to add additional goods or services to the Transferring RemainCo Contract, or terminate, extend, amend or waive any rights in relation to the Transferring RemainCo Contract; or

(ii)	a member of the Buyer’s Group or a member of the Seller’s Group wishes to terminate, extend, amend or waive any rights in relation to the Transferring RemainCo Contract; or

(iii)	any other matter arises in relation to that Transferring InfraCo Contract that a person managing that contract could reasonably be regarded as wanting to know,

the party receiving the notification described in paragraph 4.3(d)(i) above, or wishing to take an action described in paragraph 4.3(d)(ii) above, or becoming aware of a matter described in paragraph 4.3(d)(iii) above shall promptly notify the other party and the parties shall negotiate in good faith to agree the actions to be taken in relation to that Transferring RemainCo Contract;

(e)	in respect of Billing Dependencies:

(i)	the Sellers shall, or shall procure that the relevant member of the Sellers’ Group shall, provide or perform the Billing Dependencies in respect of that Transferring RemainCo Contract;

(ii)	the Buyer and the Group Companies shall not be liable for any failure to properly perform, or delay in properly performing, any obligation pursuant to paragraph 4.3(c) above to the extent such failure or delay is caused by the Seller or a member of the Sellers’ Group’s failure to provide or perform the Billing Dependencies;

(iii)	if the Buyer or a Group Company is unable to perform, or is delayed in performing, an obligation pursuant to paragraph 4.3(c) above, it shall promptly notify the Seller; and

(iv)	if a Seller or a member of the Sellers’ Group notifies the Buyer or a member of the Buyer’s Group that it intends to cease performing or providing the Billing Dependencies, the Buyer or the relevant Group Company, may, by written notice to the Seller, cease collecting any amounts owed by the counterparty in respect of that Transferring RemainCo Contract; and

(f)	if the terms of the relevant Transferring RemainCo Contract do not permit the relevant Transferring RemainCo Contract to be held on trust or the relevant member of the Sellers’ Group to perform obligations as a sub-contractor or agent of the relevant Group Company under paragraph 4.3 above, then the Sellers and the Buyer shall use reasonable endeavours to achieve an alternative solution by which the relevant member of the Sellers’ Group can receive the full benefit of the Transferring RemainCo Contract and assume the associated obligations, provided that no member of the Buyer’s Group shall be required to make any additional commitment, incur any additional liability or make any additional payment for that purpose.

5.	Contract Authorisation

5.1	For the purposes of this Schedule 11, it is acknowledged and agreed that, subject to paragraph 5.2 below, any obligation on the Sellers’ Group with respect to procuring Contract Authorisation from any counterparty shall be limited to establishing a course of conduct that will give rise to the inference that the Contract Authorisation of the relevant counterparty/ies has occurred by conduct, ensuring that, from the intended date of transfer, all communications and further engagement with the relevant counterparty/ies are made only by the whom the contract is intended to be transferred. For this purpose, the parties agree that Contract Authorisation will be deemed not to have been obtained if a relevant counterparty has notified the relevant member of the Sellers’ Group that such counterparty rejects, disputes or wishes to terminate, waive or extend or not complete a transfer, arrangement or agreement under this Schedule 11. In such case, the Sellers shall promptly notify the Separation Committee, which shall consider the best course of action in response.

5.2	Paragraph 5.1 above shall not apply in respect of any Key Contract Instead, any obligation on the Sellers’ Group with respect to procuring Contract Authorisation from any counterparty to a Key Contract shall be construed as an obligation to seek express consent, approval, waiver or other permission, in each case in writing, from the relevant counterparty/ies (“Express Contract Authorisation”) to:

(a)	the relevant arrangement to be procured under paragraph 1.1(a) above (in the case of a Key Contract that is a Shared RemainCo Contract), or under paragraph 3.1(a) above (in the case of a Key Contract that is a Shared InfraCo Contract); or

(b)	the transfer of the benefit and burden of each Key Contract to the designated transferee (as determined in accordance with this Schedule 11) in the case of a Key Contract that is a Transferring InfraCo Contract or a Transferring RemainCo Contract,

and it shall not be sufficient (and the Sellers’ obligations under paragraphs 1 to 4 (inclusive) of this Schedule 11 shall not be satisfied) in respect of a contract to which this paragraph applies unless such Express Contract Authorisation for such contract has been obtained in accordance with this paragraph. Notwithstanding the foregoing, it shall not be necessary to obtain Express Contract Authorisation in respect of any Key Contract where such Key Contract expressly permits the relevant agreement, arrangement, assignment or transfer to be effected pursuant to this Schedule 11 without Express Contract Authorisation.

6.	Notification to and interactions with counterparties

6.1	In respect of the Transferring InfraCo Contracts, Transferring RemainCo Contracts, Shared RemainCo Contracts and Shared InfraCo Contracts:

(a)	the Sellers shall, as soon as reasonably practicable after the date of this Agreement and in any event not later than 15 days after the date of this Agreement, prepare and deliver to the Buyer a plan (the “Draft Contract Separation Plan”) containing:

(i)	categorisation of each Transferring InfraCo Contract, Transferring RemainCo Contract, Shared RemainCo Contract or Shared InfraCo Contract (as applicable) and:

(A)	identifying the specific services of the InfraCo Part and the RemainCo Part of each contract; and

(B)	in respect of Supplier Contracts for services that cannot be attributed to a Customer Contract, determining the relevant unit or measure of service to use as the basis for the allocation of monthly fees as between the InfraCo Part and the RemainCo Part of each such contract;

(ii)	the communications plan to be implemented in order to implement the provisions of this Schedule 11, including where relevant in order to obtain Contract Authorisation;

(b)	the Sellers shall prepare and deliver to the Separation Committee the template forms of initial notice, cover letter or other form of written communication to be sent by the Sellers’ Group to counterparties (“Template Forms”) and:

(i)	the Sellers shall consider all reasonable comments provided by them by or on behalf of the Sellers; and

(ii)	the information in each such Template Form relating to the Buyer, the Buyer’s Group, any persons connected to the Buyer’s Group and the Transaction shall require the prior written consent of the Buyer’s representatives on the Separation Committee (not to be unreasonably withheld or delayed) before being delivered to the relevant counterparties;

(c)	the Buyer’s representatives may provide, and the Sellers shall take into account, reasonable comments in respect of the Draft Contract Separation Plan (the Draft Contract Separation Plan so updated being the “Contract Separation Plan”); and

(d)	the Sellers shall carry out the Contract Separation Plan in a manner consistent with the provisions of this Schedule and with the intention of maintaining and not prejudicing the relationship between the relevant members of the Sellers’ Group (and, from Completion, the Group Companies) and the relevant counterparty/ies.

6.2	In the event that any counterparty to a Key Contract indicates that:

(a)	it will not or does not intend to grant Express Contract Authorisation for the relevant matter for which its Express Contract Authorisation is required under this Schedule 11; or

(b)	it will only grant Express Contract Authorisation if the relevant member of the Sellers’ Group agrees to renegotiate or amend any terms of its contract (including as to pricing and any additional terms or conditions) or makes any other demands or requirements of a member of the Sellers’ Group (including any conditions for the granting of Express Contract Authorisation) in connection with the matters contemplated by paragraphs 1 to 4 (inclusive) of this Schedule 11 and which would means that the terms of the relevant contract would not be equivalent in all material respects to those then in force, the Sellers shall promptly notify the Separation Committee who shall instruct the Sellers as to the course of action to be taken.

6.3	Any amounts paid pursuant to a claim under the GTT TSA in connection with the Customer Contracts Services counts towards the limit of liability set out in paragraph 3.1 of Schedule 6.

7.	Cooperation in respect of contracts

In addition to the information sharing provisions set out in paragraphs 1 to 5 (inclusive) of this Schedule 11, the Separation Committee or such other representatives nominated by the Sellers and representatives nominated by the Buyer shall, following Completion, meet to discuss progress towards the satisfaction of the parties’ obligations under paragraphs 1 to 5 (inclusive) of this Schedule 11 in order to ensure proper cooperation in respect of such obligations and any decisions relating thereto. Such meetings shall take place on a monthly basis (or at such intervals as may be agreed between the Sellers and the Buyer from time to time) in person or by telephone until the Contract Long Stop Date. The parties agree to cooperate in good faith in order to progress towards the satisfaction of the parties’ obligations under paragraphs 1 to 5 (inclusive) of this Schedule 11.

8.	Conduct in respect of Transferring InfraCo Claims

8.1	If the Seller's Group (i) has made or commenced, or (ii) at time after the date of this Agreement makes or commences, any claim in writing or proceedings in relation to a Transferring InfraCo Claim ("Active Transferring InfraCo Claim"), then the Sellers shall:

(a)	ensure that the Buyer and its representatives are given all reasonable information and facilities to investigate the Active Transferring InfraCo Claim;

(b)	in the event that the Active Transferring InfraCo Claim is successful, hold on trust for the Buyer or relevant Group Company and account for and pay or deliver to the Buyer or relevant Group Company any moneys, goods or other benefits that it or the relevant member of the Sellers’ Group receives in respect of the Active Transferring InfraCo Claim;

(c)	not (and ensure that each member of the Sellers’ Group shall not) admit liability or make any agreement or compromise in relation to the Active Transferring InfraCo Claim without prior written approval of the Buyer; and

(d)	subject to the relevant member of the Sellers’ Group being indemnified by the Buyer against any resulting reasonable costs and expenses incurred in respect of an Active Transferring InfraCo Claim (but so that the provision of any such indemnity shall not imply any admission of liability on the part of any member of the Buyer’s Group), ensure that it and each member of the Sellers’ Group shall:

(i)	allow the Buyer (if they elect to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Active Transferring InfraCo Claim; and

(ii)	provide such information and assistance as the Buyer may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Active Transferring InfraCo Claim.

9.	Conduct in respect of Transferring RemainCo Claims

9.1	If the Seller's Group has (i) prior to the date of this Agreement made or commenced, or (ii) at any time after the date of this Agreement makes or commences, any claim in writing or proceedings in relation to a Transferring RemainCo Claim ("Active Transferring RemainCo Claim"), then after Completion the Buyer shall, at the cost of the Sellers:

(a)	ensure that the relevant member of the Sellers’ Group and its representatives are given all reasonable information and facilities to investigate the Active Transferring RemainCo Claim;

(b)	in the event that the Active Transferring RemainCo Claim is successful, hold on trust for the relevant member of the Sellers’ Group and account for and pay or deliver to the relevant member of the Sellers’ Group any moneys, goods or other benefits that it or the relevant Group Company receives in respect of the Active Transferring RemainCo Claim;

(c)	not (and ensure that each member of the Buyer’s Group shall not) admit liability or make any agreement or compromise in relation to the Active Transferring RemainCo Claim without prior written approval of the Sellers; and

(d)	subject to the Buyer and/or relevant member of the Buyer’s Group being indemnified by the Sellers against any resulting reasonable costs and expenses incurred in respect of an Active Transferring RemainCo Claim (but so that the provision of any such indemnity shall not imply any admission of liability on the part of any member of the Sellers’ Group), ensure that it and Group Company shall:

(i)	allow the relevant member of the Sellers’ Group (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Active Transferring RemainCo Claim; and

(ii)	provide such information and assistance as the Sellers may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Active Transferring RemainCo Claim.

9.2	The Sellers shall indemnify the members of the Buyer’s Group against, and pay on demand to the Buyer or the relevant Group Company and amount equal to, any and all Losses suffered or incurred by the Buyer or relevant Group Company in connection with the activities contemplated by paragraph 9.1 above.

10.	Conduct in respect of Shared RemainCo Claims

10.1	If the Seller's Group (i) has in the six (6) months prior to the date of this Agreement made or commenced, or (ii) at any time after the date of this Agreement makes or commences any claim in writing or proceedings in relation to the InfraCo Part of a Shared RemainCo Claim ("Active Shared RemainCo Claim"), then the Sellers shall:

(a)	ensure that Buyer and its representatives are given all reasonable information and facilities to investigate the InfraCo Part of the Active Shared RemainCo Claim;

(b)	not (and ensure that each member of the Sellers’ Group shall not) admit liability or make any agreement or compromise in relation to the InfraCo Part of the Active Shared RemainCo Claim where such agreement or compromise would:

(i)	involve an admission of wrongdoing on any member of the Buyer’s Group; or

(ii)	impose any obligation on any member of the Buyer’s Group (unless, in the case of the payment of money, the Sellers have agreed to indemnify the relevant member of the Buyer’s Group in respect of such amount).

11.	Conduct in respect of Shared InfraCo Claims

11.1	If the Seller's Group (i) has in the six (6) months prior to the date of this Agreement made or commenced, or (ii) at any time after the date of this Agreement makes or commences, any claim in writing or proceedings, in relation to the RemainCo Part of a Shared InfraCo Claim ("Active Shared InfraCo Claim"), then the Buyer shall:

(a)	ensure that the relevant member of the Sellers’ Group and its representatives are given all reasonable information and facilities to investigate the RemainCo Part of the Active Shared InfraCo Claim;

(b)	not (and ensure that each member of the Buyer’s Group shall not) admit liability or make any agreement or compromise in relation to the RemainCo Part of the Active Shared InfraCo Claim where such agreement or compromise would:

(i)	involve an admission of wrongdoing on any member of the Sellers’ Group; or

(ii)	impose any obligation on any member of the Sellers’ Group (unless, in the case of the payment of money, the Buyer has agreed to indemnify the relevant member of the Sellers’ Group in respect of such amount).

12.	Conduct of Counterparty Claims

12.1	In this paragraph 12, “Contract Counterparty” means a counterparty to a Transferring InfraCo Contract, Transferring RemainCo Contract, Shared RemainCo Contract and Shared InfraCo Contract (s applicable).

12.2	From Completion and until the Contract Long Stop Date:

(a)	the Sellers must promptly inform the Buyer of any communications between any member of the Sellers’ Group and any Contract Counterparty to the extent relating to a Transferring InfraCo Contract or the InfraCo Part of a Shared RemainCo Contract; and

(b)	the Buyer must promptly inform the Sellers, of any communications between any Group Company and any Contract Counterparty to the extent relating to a Transferring RemainCo Contract or the RemainCo Part of a Shared InfraCo Contract,

and in each case forward the relevant extracts of any correspondence received from the Contract Counterparty in connection with the relevant contract.

12.3	From Completion until the Contract Long Stop Date, if a Contract Counterparty makes or commences any claim or proceedings against (a) a member of the Seller’s Group in connection with a Transferring InfraCo Contract or the InfraCo Part of a Shared RemainCo Contract or (b) a member of the Buyer’s Group in connection with a Transferring RemainCo Contract or the RemainCo Part of a Shared InfraCo Contract (a claim or proceeding under (a) or (b) being a “Contract Claim”), then the Sellers and the Buyer shall procure (in respect of the members of the Sellers’ Group and the Buyer’s Group respectively) that the party receiving the claim (or against which proceedings are initiated) (the “Contract Holder”) shall:

(a)	ensure that the Sellers (where a member of the Buyer’s Group is the Contract Holder) or the Buyer (where a member of the Sellers’ Group is the Contract Holder) (as applicable, the “Asset Owner”) and its representatives are given all reasonable information and facilities to investigate (and, if applicable, pursue or defend) the Contract Claim;

(b)	hold on trust for the Asset Owner and account for and pay or deliver to the Asset Owner any moneys, goods or other benefits that it or any of member of its group receives in respect of the Contract Claim;

(c)	not (and ensure that no member of its group shall) admit liability or make any agreement or compromise in relation to the Contract Claim without prior written approval of the Asset Owner;

(d)	if the Contract Holder elects or is requested by the Asset Owner to defend the Contract Claim (in which case clause 12.3 below shall apply), conduct the defence such Contract Claim in a manner which is consistent, in all material respects, with the manner in which the Contract Holder (or, as the case may be, the relevant member of the Contract Holder’s group) would, at the relevant time, conduct such Contract Claim if it were the Asset Owner; and

(e)	subject to the Contract Holder and/or any member of its group being indemnified by the Asset Owner against any resulting reasonable costs and expenses incurred in respect of a Contract Claim (but so that the provision of any such indemnity shall not imply any admission of liability on the part of the Asset Owner), ensure that it and the members of its group shall:

(i)	take such action as the Asset Owner may reasonably request to avoid, dispute, resist, appeal, compromise, settle, defend or mitigate the Contract Claim;

(ii)	allow the relevant Asset Owner (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Contract Claim; and

(iii)	provide such information, access and assistance as the Asset Owner may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Contract Claim.

12.4	For the purposes of paragraph 12.3 above, a reference to a member of a Party’s group shall mean (a) the Buyer’s Group in the case of the Buyer and (b) the Sellers’ Group in the case of the Sellers.

13.	InfraCo Business Licences

13.1	As part of the Reorganisation, the Seller shall, and shall procure that the members of the Sellers’ Group shall, procure that, by Completion, each Group Company holds all InfraCo Business Licences required by it for or in connection with the carrying on of its part of the InfraCo Business as at the Completion Date.

14.	System Milestone Completion

14.1	In its implementation of the System Milestone and the IT Separation:

(a)	the Sellers shall not, and shall procure that no member of the Sellers’ Group shall, take any action or implement any step in respect of the System Milestone which, if taken or implemented would result in System Milestone, or the Buyer’s or the Groups’ use of the System Milestone, contravening applicable laws; and

(b)	the Sellers shall, and shall ensure that each member of the Sellers’ Group shall, take all decisions and implement all actions, in each case with respect to the compliance of the System Milestone with applicable law, as it would if it were taking that decision or implementing that action in its own interests and/or for the benefit of the RemainCo Business.

14.2	The Future System Milestone shall not fail to meet limb (b) of the Acceptance Principle to the extent such failure is caused by a functionality of the ‘off-the-shelf’ third party CRM system comprising the System Milestone, where the non-compliance caused by that function or process could not reasonably have been achieved by configuration of that third party CRM system.

14.3	The Sellers shall, within five (5) days after each of the CMD Milestone Completion and Future System Milestone Completion, deliver to the Buyer a record of processing, in accordance with Article 30 of the GDPR, in respect of the Group’s processing of personal data, including processing to be undertaken using the system comprising the CMD Milestone and Future System Milestone respectively.

14.4	The Sellers shall, within five (5) days after each of the CMD Milestone Completion and System Milestone Completion, create business continuity plans and disaster recovery plans for the InfraCo Business, which reflect the CMD Milestone and Future System Milestone respectively and contain no less detail than the business continuity and disaster recovery plans in existence in respect of the RemainCo Business as at the date of signature of this Agreement.

15.	PoP Contracts

15.1	The Sellers shall use reasonable endeavours to effect the following prior to Completion:

(a)	transfer the benefit and burden of each InfraCo PoP Contract to which a RemainCo Company is a party (a “Transferring InfraCo PoP Contract”) to the relevant Group Company by obtaining Contract Authorisation from the counterparty to that InfraCo PoP Contract; and

(b)	transfer the benefit and burden of each RemainCo PoP Contract to which a Group Company is a party (a “Transferring RemainCo Contract”) to the relevant RemainCo Company by obtaining Contract Authorisation from the counterparty to that RemainCo Pop Contract, and where required under applicable law, register the transfer.

15.2	The parties agree that (notwithstanding any other provision in this Agreement) the Sellers shall not transfer the benefit or burden of:

(a)	any InfraCo PoP Contract to which a Group Company is a party; or

(b)	any RemainCo PoP Contract to which a RemainCo Company is a party.

15.3	From Completion:

(a)	where a RemainCo Company continues to occupy colocation facilities to which an InfraCo PoP Contract applies, the Buyer shall procure that the relevant members of the Group provide co-location services to that RemainCo Company in respect of those facilities in accordance with the InfraCo MSA; and

(b)	where a Group Company continues to occupy colocation facilities to which an RemainCo PoP Contract applies, the Seller shall procure that the relevant members of the Sellers Group provide co-location services to that Group Company in respect of those facilities in accordance with the GTT MSA.

15.4	The parties agree that the Separation Committee shall be authorised to waive any requirement in this paragraph 15 for Contract Authorisation.

15.5	The parties agree that, in respect of the PoP Contracts, the provisions of this paragraph 15 shall prevail over the remaining provisions of this Schedule 11 and the provisions of Schedule 17.

SCHEDULE 12

InfraCo Liabilities and RemainCo Liabilities

1.	InfraCo Liabilities and RemainCo Liabilities

1.1	Nothing in this Agreement or any other Transaction Document shall operate to transfer any of the RemainCo Assets to any Group Company or any member of the Buyer’s Group or, without prejudice to each party’s rights and obligations under Schedule 11 (Contracts and Claims) and clause 3,11 of the GTT TSA, the InfraCo TSA or any other Transaction Document as applicable, make any member of the Buyer’s Group or any Group Company liable for any of the RemainCo Liabilities.

1.2	Paragraph 1.2 of Schedule 13 shall apply prior to Completion in respect of the InfraCo Liabilities and the RemainCo Liabilities.

1.3	The Buyer shall procure that the Group Companies shall, from Completion:

(a)	assume and promptly discharge, or procure that a relevant member of the Buyer’s Group so assumes and promptly discharges when due any and all Transferring InfraCo Liabilities, provided that it is expressly acknowledged and agreed that the assumption and discharge of Transferring InfraCo Liabilities pursuant to any contracts that require Contract Authorisation of a third party to such assumption and discharge, and Contract Authorisation has not been effected by the Completion Date for any reason, is subject to each party’s rights and obligations under Schedule 11 and clause 3.11 of the InfraCo TSA; and

(b)	on demand (subject to prior receipt of evidence satisfactory to the Buyer, acting reasonably) from the Principal Seller, indemnify the Principal Seller and relevant members of the Sellers’ Group against any and all Transferring InfraCo Liabilities and any and all Losses suffered or incurred by any member of the Sellers’ Group as a result of any failure by the Buyer or any member of the Buyer’s Group to promptly assume, discharge or procure the prompt discharge of such Transferring InfraCo Liabilities as contemplated in (a) above, except to the extent such Losses arise as a result of or in connection with any failure of the Sellers’ Group (excluding the Group Companies) to comply with their rights and obligations under Schedule 11 or any other part of this Agreement.

1.4	Subject to Schedule 11, after Completion, the Buyer shall procure that the relevant Group Companies shall, at their cost execute and deliver all such further documents (including any assignment, transfer or novation documentation) and/or take such other action as the Principal Seller may reasonably request in order to effect: (a) the release and discharge in full of the relevant member of the Sellers’ Group from any Transferring InfraCo Liabilities; and/or (b) the assumption by the relevant member of the Buyer’s Group as the primary obligor in respect of any Transferring InfraCo Liabilities in substitution for the relevant member of the Sellers’ Group.

1.5	The Sellers shall, from Completion:

(a)	assume and promptly discharge, or procure that a relevant member of the Sellers’ Group assumes and promptly discharges when due any and all Transferring RemainCo Liabilities, provided that it is expressly acknowledged and agreed that the assumption and discharge of Transferring RemainCo Liabilities pursuant to any contracts that require Contract Authorisation of a third party to such assumption and the Contract Authorisation of which has not been effected by the Completion Date for any reason, is subject to each party’s rights and obligations under Schedule 11 and clause 3.11 of the GTT TSA; and

(b)	on demand (subject to prior receipt of evidence satisfactory to the Principal Seller, acting reasonably) from the Buyer, indemnify the Buyer and relevant Group Companies against any and all Transferring RemainCo Liabilities and any and all Losses suffered or incurred by any of the Buyer and the Group Companies as a result of any failure by the Sellers to promptly assume, discharge or procure the discharge of such Transferring RemainCo Liabilities as contemplated in (a) above, except to the extent such Losses arise as a result of or in connection with any failure of the Buyer and or any Group Company to comply with their rights and obligations under Schedule 11 or any other part of this Agreement.

1.6	Subject to Schedule 11, after Completion, the Sellers shall at their cost execute and deliver all such further documents (including any assignment, transfer or novation documentation) and/or take such other action as the Buyer may reasonably request in order to effect: (a) the release and discharge in full of the relevant Group Companies from any Transferring RemainCo Liabilities; and/or (b) the assumption by the relevant member of the Sellers’ Group as the primary obligor in respect of any Transferring RemainCo Liabilities in substitution for the relevant Group Company.

1.7	To the extent that Completion has occurred notwithstanding that the Reorganisation Completion Obligation was not satisfied as at the Completion Date, this Schedule 12 shall take effect subject to the provisions of clause 7.13 and, to the extent operative after Completion, the Separation Schedules.

1.8	GTT Litigation

(a)	Notwithstanding any of the foregoing or any other provision of this Agreement, in no circumstances shall the Buyer or any members of the Buyer’s Group (including, from Completion, the Group Companies) be responsible for or otherwise have any liability in respect of any claim, cause or right of action, litigation, arbitration, prosecution, or other legal proceedings or dispute resolution process, or administrative or criminal proceedings, whether at law or in equity, howsoever arising, in any jurisdiction, whether by way of contribution or subrogation or otherwise, whether known or unknown to the parties, whether or not presently known to the law and whether arising before or after Completion, in which any Group Company (or any director, officer, employee or agent of any Group Company) is involved in any capacity involving or relating to the Sellers or any members of the Sellers’ Group or the RemainCo Business, the RemainCo Assets or the RemainCo Liabilities (“GTT Litigation”), including but not limited to: (i) proceedings in the United States District Court for the Eastern District of Virginia, Alexandria Division with case number 1:2019cv00982 and proceedings relating to or connected with the Principal Seller’s failure file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 within the prescribed time period (and, in each case, any related proceedings); (ii) all and any other claims or proceedings against any member of the Sellers’ Group that have been Disclosed in the Disclosure Letter (with the exception of the CloudItalia disupute); and (iii) the Easynet Claim.

(b)	Without prejudice to any other rights the Buyer or the members of the Buyer’s Group (including, from Completion, the Group Companies) may have, the Sellers shall indemnify and keep indemnified the Buyer and the members of the Buyer’s Group (including, from Completion, the Group Companies) against any and all Losses suffered or incurred by any of the Buyer or any members of the Buyer’s Group (including, from Completion, the Group Companies) in connection with, relating to or as a result of any GTT Litigation (including any costs or expenses relating to the defence of or participation in any such GTT Litigation) whether occurring or relating to the period before or after Completion.

(c)	If any Group Company is or becomes in any way involved in any GTT Litigation as a named party, the Sellers shall, at their own cost use all reasonable endeavours to procure (so far as it is possible and to the extent permitted by law) that each Group Company is fully and finally removed as a named party in such GTT Litigation.

SCHEDULE 13

Reorganisation

1.	Implementation and Objectives

1.1	Prior to Completion, the Sellers shall use all reasonable endeavours to procure the implementation of the Reorganisation (including using all reasonable endeavours to do, execute and perform all such deeds, documents, assurances, acts and things as may reasonably be necessary or desirable to give effect thereto including, where applicable, the obtaining any third party consents) in accordance with this Agreement, the Separation Steps Plans and applicable laws and with a view to achieving the objectives set out in paragraph 1.2 below.

1.2	In accordance with clause 6.2, the Sellers shall use all reasonable endeavours to procure that, prior to Completion:

(a)	the Group Companies shall hold or otherwise have the benefit of the InfraCo Assets and InfraCo Liabilities at Completion, and to the extent necessary to achieve that purpose the InfraCo Assets and InfraCo Liabilities shall be transferred to or otherwise obtained by (or the benefit thereof shall be granted to) the Group Companies prior to Completion; and

(b)	the Group Companies shall not hold or otherwise have the benefit or burden of the RemainCo Assets and the RemainCo Liabilities at Completion, and to the extent necessary to achieve that purpose the RemainCo Assets and RemainCo Liabilities shall be transferred out of the Group Companies prior to Completion, in each case on the understanding that the Buyer has agreed to purchase the Group Companies on the basis that, prior to Completion, the Sellers will have implemented the Reorganisation in a manner designed to ensure that, when taken together with the other rights and benefits of the Buyer and the Group Companies under the Transaction Documents, the Group Companies will be able to operate the InfraCo Business from Completion as conducted by the Sellers by immediately prior to Completion.

1.3	The parties agree and acknowledge that the definitions contained in Schedule 10 of this Agreement are intended to define the InfraCo Business (including InfraCo Assets and InfraCo Liabilities) and the RemainCo Business (including the RemainCo Assets and the RemainCo Liabilities) for the purpose of the overall objectives of the Reorganisation. In the event that either party disagrees with the transfer of any asset or liability as a consequence of or pursuant to the definitions of this Agreement, such party may raise its disagreements with the Separation Committee and the Separation Committee will consider each such request and any appropriate solutions in good faith and having regard to the overall objectives of the Reorganisation.

1.4	The Sellers shall not, and shall procure that no member of the Sellers’ Group shall, take any action or implement any step in respect of the Reorganisation which, if taken or implemented:

(a)	would be a contravention of applicable laws;

(b)	is reasonably likely to result in any InfraCo Assets being liable to be transferred or re-transferred to another person;

(c)	is reasonably likely to constitute (or result in the Transaction constituting), at that time or at any time thereafter, a transaction at an undervalue, a preference, a transaction defrauding creditors, a transaction entered into with actual intent to hinder, delay, or defraud the debtors’ creditors, or a transaction entered into while the debtor was insolvent for less than reasonably equivalent value;

(d)	would involve a transaction for which the consideration is not on terms that are at fair value or represent the product of arm’s length bargaining; or

(e)	would be reasonably likely to result in any Group Company holding or being owed any cash or cash equivalents (including credit balances, deposits, savings, current or other accounts):

(i)	which (A) are not capable of being lawfully spent, distributed, loaned or received by the relevant Group Company within thirty (30) days or at any time after Completion, or (B) if capable of being so lawfully spent, distributed, loaned or received only after a withholding, deduction, or incurrence of a cost; or

(ii)	in respect of which there are significant restrictions under applicable law which prevent or restrict the relevant Group Company from spending, distributing, loaning or receiving them.

1.5	If at any time any Seller or any member of the Sellers’ Group becomes aware or considers that any action or step in respect of the Reorganisation would contravene or has contravened paragraph 1.2 above, the Principal Seller shall promptly serve Notice on the Buyer and thereafter the Parties shall work together in good faith to determine an alternative action or step that is permitted under this Agreement and to rectify any prior contravention.

1.6	Notwithstanding any other provision in this Agreement, if at any time the Buyer reasonably considers that any action or step in respect of the Reorganisation would contravene or has contravened paragraph 1.2 above, it may notify the Principal Seller and thereafter the Parties shall work together in good faith to determine an alternative action or step that is permitted under this Agreement and to rectify any prior contravention.

2.	Reorganisation Process

2.1	The parties hereby establish a committee to oversee the Reorganisation (the “Separation Committee”). The Sellers and the Buyer may each appoint and remove, by notice in writing to the other, up to three (3) members of the Separation Committee with the initial members being as follows:

Sellers’ representatives	Buyer’s representatives
Steven Berns	[To be appointed by the Buyer]
Don MacNeil	[To be appointed by the Buyer]
Donna Granato	[To be appointed by the Buyer]

Unless otherwise agreed by the Principal Seller and the Buyer, the members of the Separation Committee appointed from time to time by the Buyer shall not be involved in ordinary course activities in businesses overlapping with the activities of the Sellers’ Group.

2.2	The quorum for meetings of the Separation Committee shall be one member appointed by the Sellers and one member appointed by the Buyer.

2.3	The parties acknowledge that not all of the properties, rights, assets and liabilities to be transferred or replaced in connection with (or which will otherwise be the subject of) the Reorganisation, nor certain other details of the Reorganisation, have been identified and finalised at the date of this Agreement and that, in addition to the steps contemplated by the Separation Steps Plans and this Agreement, further steps may be required to implement the Reorganisation. The parties agree to work together in good faith to develop, and the Sellers undertake to carry out, the plans and the specific steps for the Reorganisation as contemplated by or subsequently agreed pursuant to this Agreement.

2.4	The parties agree that the Separation Committee shall be authorised to agree modifications and additions to the Separation Steps Plans, the Material Reorganisation Documents and/or the steps or documents proposed for the implementation of the Reorganisation by a simple majority of those present, provided (i) that such simple majority shall include at least one member appointed by the Sellers and one member appointed by the Buyer voting in favour of such modifications or additions, and (ii) that (subject to paragraph 1.4 above):

(a)	where any modification or addition proposed to be made by the Sellers or their representatives is not materially financially or commercially adverse to the interests of the Sellers, the Buyer, the RemainCo Business or the InfraCo Business (as the case may be), such change may be effected by the Sellers without the approval of the Separation Committee provided that it has been tabled for discussion at a meeting of that Separation Committee in advance of implementation and the Buyer’s representative(s) on that Separation Committee have had the opportunity to comment on such change; or

(b)	where any modification or addition proposed to be made by the Sellers or their representatives may involve the Sellers, the Buyer, the RemainCo Business or the InfraCo Business (as the case may be) incurring additional material quantifiable cost or expense (but is not otherwise financially or commercially adverse to any of them), such change may be effected by the Sellers without the approval of the relevant Separation Committee provided that the party requesting such change agrees to bear such additional cost or expense and also provided that it has been tabled for discussion at a meeting of that Separation Committee in advance of implementation and the Buyer’s representative(s) on that Separation Committee have had the opportunity to comment on such change, and the Sellers and the Buyer shall (and shall procure that their representatives on the Separation Committee shall) each act reasonably and in good faith at all times.

2.5	Any decisions of a Separation Committee in respect of modifications or additions under paragraph 2.4 above or paragraph 2.10 below shall not operate so as to vary the terms of this Agreement or any other Transaction Document (other than the Material Reorganisation Documents) save to the extent that this Agreement or such Transaction Document (other than the Material Reorganisation Documents) is varied in accordance with its terms and in the case of any inconsistency, the terms of the Transaction Documents ((other than the Material Reorganisation Documents) shall prevail over any decision of a Separation Committee. For the avoidance of doubt, the Sellers shall not be in breach of this Agreement to the extent they have taken any action or have omitted to take any action in order to comply with any valid decision of a Separation Committee.

2.6	The Separation Committee shall meet (which may be by telephone/teleconference) as often as is reasonably necessary (and no less frequently than once a month) for the purpose of achieving successful implementation of the Reorganisation as soon as reasonably practicable and in accordance with this Agreement and the Separation Steps Plans.

2.7	Each of the Separation Committee meetings shall be attended by a competition lawyer appointed by or with the reasonable approval of the Buyer and an agenda will be circulated to the Sellers’ Solicitors and the Buyer’s Solicitors not less than twenty four (24) hours in advance of each meeting. Upon request, the Sellers or the Sellers’ Solicitors may request the attendance of a competition lawyer nominated by the Sellers or the Sellers’ Solicitors at any such meeting it considers appropriate following receipt of such agenda.

2.8	The Separation Committee shall monitor and assess the progress of the Reorganisation and discuss any material developments in the context of the Reorganisation, the transactions contemplated by this Agreement.

2.9	The Separation Committee shall: (i) oversee the Systems Committee in respect of the System Milestone until System Milestone Completion, but shall otherwise have no responsibility with respect to any matters within scope of the Systems Committee.

2.10	The Buyer and its representatives on the Separation Committees shall be entitled to suggest modifications and additions to the Separations Steps Plans or the steps or documents proposed for the implementation of the Reorganisation (including modifications and additions relating to commercial, financial or tax matters relevant to the Buyer and the Buyer’s Group following Completion), and the Sellers and its representatives on the Separation Committee shall consider such suggestions in good faith and (subject to paragraph 1.4 above):

(a)	where any modification or addition proposed by the Buyer or its representatives is not materially financially or commercially adverse to the interests of the Sellers, the RemainCo Business or the InfraCo Business (as the case may be), and such modification or addition would not cause a material delay in the timing of the Reorganisation or the completion of any of the steps set out in the Separation Steps Plans (in each case in the opinion of the Sellers acting reasonably), such modification or addition shall be effected by the Sellers without the approval of the relevant Separation Committee provided that it has been tabled for discussion at a meeting of the relevant Separation Committee in advance of implementation and the Sellers’ representative(s) on the relevant Separation Committee have had the opportunity to comment on such change; or

(b)	where any modification or addition proposed to be made by the Buyer or its representatives may involve the Sellers, the RemainCo Business or the InfraCo Business (as the case may be) incurring additional material quantifiable cost or expense (but is not otherwise financially or commercially adverse to any of them and does not cause any material delays in the timing of the Reorganisation or the completion of any of the steps set out in the Separation Steps Plans, in each case, in the opinion of the Sellers acting reasonably) such change may be effected by the Sellers without the approval of the relevant Separation Committee provided that Buyer agrees to bear such additional cost or expense and also provided that it has been tabled for discussion at a meeting of the relevant Separation Committee in advance of implementation and the Sellers’ representative(s) on the relevant Separation Committee have had the opportunity to comment on such change.

2.11	The Sellers’ shall (at their own cost):

(a)	ensure the Separation Committee is provided with:

(i)	regular and reasonably detailed status updates on the implementation of the Reorganisation, which shall include updates regarding the implementation of the Contract Separation Plan (including progress towards satisfaction of the matters set out in clause 7.11 and copies of all agreements or arrangements entered into pursuant to Schedule 11 and Schedule 17 (in each case, to allow the Buyer to assess the Sellers’ compliance with its obligations under that clause and those schedules));

(ii)	monthly updates on the financial performance of the Group, the Group Companies and the InfraCo Business and all financial information relating thereto, including forecasts, performance updates, monthly management accounts, business plans and similar information, in each case as may be requested by any member of the Separation Committee;

(iii)	prompt responses to any reasonable information requests, questions or inquiries made by any member of the Separation Committee regarding the Reorganisation, the Separation Steps Plans or for the purpose of assessing the tax, financial, commercial or other consequences of any proposed Reorganisation step; and

(iv)	access to (A) the Senior Management Team; and (B) the premises and statutory and/or formalised books and records of each of the Group Companies (to the extent these relate to the InfraCo Business), in each case during normal business hours on any Business Day and upon reasonable notice;

(b)	ensure there are, and maintain and support, adequate program and staffing time and resources devoted to the Reorganisation by employees and officers of the Sellers’ Group to ensure timely execution of the Reorganisation;

(c)	obtain (where reasonably prudent to do so) appropriate professional advice (including legal, accounting and tax advice) in respect of the Reorganisation and the System Milestone for the purpose of implementing the Reorganisation and the System Milestone in accordance with this Agreement (in particular, paragraph 1 of this Schedule);

(d)	ensure that drafts of all material documents necessary to implement the Reorganisation (the “Individual Reorganisation Documents”) are provided to the Separation Committee, save to the extent they have been provided to the Buyer on or prior to the date of this Agreement or are substantially based on the Material Reorganisation Documents (for the avoidance of doubt, subject to clause 6.24, any required localisation of the Material Reorganisation Documents shall not be construed as an amendment to the Material Reorganisation Documents relevant for the purpose of this paragraph);

(e)	take into account and reflect any reasonable comments provided as soon as reasonably practicable following the date of this Agreement and in any event within twenty (20) Business Days by or on behalf of the Buyer in good faith in respect of the Material Reorganisation Documents, provided the reflection of such comments does not cause a material delay in the timing of the Reorganisation or the completion of any of the steps set out in the Separation Steps Plans or satisfaction of the Reorganisation Completion Obligation;

(f)	obtain the written consent of the member(s) of the Separation Committee appointed by the Buyer in relation to the form, content and terms (including any material amendments to such terms) of the Individual Reorganisation Documents (such consent not to be unreasonably withheld or delayed), provided that:

(i)	where any Individual Reorganisation Document was provided to the Buyer in a draft form at the date of this Agreement, no such consent shall be required provided that (i) no substantial amendments are made to it or (ii) any amendments made to it are reasonably necessary to comply with the applicable law (and for this purpose, a ‘substantial amendment’ includes the inclusion of details of assets or liabilities that are the subject of such Individual Reorganisation Document and the completion of any material information or details in the schedules of such Individual Reorganisation Document); and

(ii)	where any Individual Reorganisation Document is consistent with this Agreement and the Separation Steps Plans or the Material Reorganisation Documents and is not otherwise financially or commercially adverse or adverse from a tax perspective to the interests of the Sellers, the Buyer, the RemainCo Business or the InfraCo Business (as the case may be), no such consent shall be required;

(g)	after execution of each Individual Reorganisation Document, provide a copy thereof to the Buyer without undue delay, together with any other relevant documentation or information relating thereto (such as public filings and updated books and records).

3.	IT Separation Process

3.1	The Sellers shall procure that System Milestone Completion occurs as soon as reasonably practicable in accordance with this paragraph 3.

3.2	To enable the System Committee to monitor the progress of the Sellers in achieving the System Milestone Completion, the parties shall by 20 November 2020 work together to prepare an IT Separation Steps Plan, which shall:

(a)	define the Future IT Environment determined by the Buyer to be delivered as part of Future System Milestone, provided that:

(i)	the Future IT Environment must be capable of meeting the Acceptance Principle and must be at least equivalent in all material respects (including functionality, performance metrics and anticipated cost of licensing, implementation and support) to one of the following environments ;

(A)	a system comprising an Oracle ERP system which includes: (i) New Customer Portal; and (ii) NMS separation; or

(B)	a system comprising: (i) Siebel (CRM); (ii) Oracle Financials (ERP); (iii) New Customer Portal; and (iv) NMS separation; and

(ii)	the Buyer’s determination of the Future IT Environment will be subject to the Seller’s written consent, not to be unreasonably withheld or delayed, it being acknowledged that it would be unreasonable to withhold consent to a Future IT Environment:

(A)	meets the criteria in this paragraph 3.2(a)(i); or

(B)	has a scope that is materially beyond or materially different to one of the environments described above in paragraph 3.2(a)(i), and the Buyer agrees to bear the substantiated and verifiable incremental cost of that increased scope;

(b)	determine the Acceptance Criteria, which shall be defined solely according to the Acceptance Principle;

(c)	contain an outline of the steps required to be taken by Sellers in order to achieve System Milestone Completion; and

(d)	contain provisional (non-binding) timeframes within which the parties consider that each step must be taken in order to achieve the System Milestone Completion (the “IT Separation Steps Plan”).

3.3	The parties hereby establish a steering committee to oversee and steer the implementation of (i) the System Milestone; and (ii) the IT Separation, until System Milestone Completion (“Systems Committee”).

3.4	The Sellers and the Buyer may appoint and remove, by notice in writing to the other, up to three (3) members of the Systems Committee with the initial members being as follows:

Sellers’ representatives	Buyer’s representatives
Steven Berns	[To be appointed by the Buyer]
Don MacNeil	[To be appointed by the Buyer]
Corey Eng	[To be appointed by the Buyer]

3.5	The Sellers may further appoint and remove, by notice in writing to the Buyer, two (2) representatives from each of the RemainCo Business and the InfraCo Business as members of the Systems Committee (each such representative being a “Program Manager”) with the initial Program Managers to be appointed as soon as reasonably practicable following the date of this Agreement:

3.6	The quorum for meetings of the Systems Committee shall be one member appointed by the Sellers and one member appointed by the Buyer and at least one Program Manager from each of the RemainCo Business and InfraCo Business.

3.7	The Systems Committee shall be authorised to make decisions relating to the CMD Milestone and the Future System Milestone, the IT Separation Steps Plan and the Acceptance Principle. Subject to paragraph 3.8, such changes may only be effected by a simple majority of those present, provided (i) that such simple majority shall include at least one member appointed by the Sellers and one member appointed by the Buyer voting in favour of such modifications or additions, and (ii) that (subject to paragraph 1.4 above):

(a)	where any modification or addition proposed to be made by the Buyer or its representatives is not materially financially or commercially adverse to the interests of the Sellers, the Buyers, the RemainCo Business or the InfraCo Business (as the case may be), such change may be effected by the Buyer without the approval of the Systems Committee provided that it has been tabled for discussion at a meeting of that Systems Committee in advance of implementation and the Sellers’ representative(s) on the Systems Committee have had the opportunity to comment on such change; or

(b)	where any modification or addition proposed to be made by the Buyer or its representatives may involve the Sellers, the Buyer, the RemainCo Business or the InfraCo Business (as the case may be) incurring additional material quantifiable cost or expense (but is not otherwise financially or commercially adverse to any of them), such change may be effected by the Buyer without the approval of the Systems Committee provided that the party requesting such change agrees to bear such additional cost or expense and also provided that it has been tabled for discussion at a meeting of that Separation Committee in advance of implementation and the Sellers’ representative(s) on that Separation Committee have had the opportunity to comment on such change.

3.8	Technical Changes do not require agreement of the System Committee, provided that the Sellers shall provide the Buyer with prior notice of material Technical Changes(except in the case of emergencies).

3.9	Any decisions of a Systems Committee shall not operate so as to vary the terms of this Agreement or any other Transaction Document (other than the Material Reorganisation Documents) save to the extent that this Agreement or such Transaction Document (other than the Material Reorganisation Documents) is varied in accordance with its terms and in the case of any inconsistency, the terms of the Transaction Documents ((other than the Material Reorganisation Documents) shall prevail over any decision of a Systems Committee. For the avoidance of doubt, the Sellers shall not be in breach of this Agreement to the extent they have taken any action or have omitted to take any action in order to comply with any valid decision of a Systems Committee.

3.10	The Systems Committee shall, unless otherwise agreed in writing, meet (which may be by telephone/teleconference) fortnightly from the date of this Agreement for the purpose of achieving the CMD Milestone and the Future System Milestone as soon as reasonably practicable.

3.11	The parties agree that the Systems Committee shall:

(a)	monitor and assess the progress of the CMD Milestone and the Future System Milestone (until the CMD Milestone Completion and the Future System Milestone Completion) and IT Separation against the IT Separation Steps Plan and discuss any material developments in the context of the IT Separation;

(b)	assess whether CMD Milestone Completion has occurred, and where the Systems Committee unanimously agrees, CMD Milestone Completion shall have occurred for the purposes of this Agreement;

(c)	assess whether Future System Milestone Completion has occurred, and where the Systems Committee unanimously agrees that Future System Milestone Completion has occurred, System Milestone Completion shall have occurred for the purposes of this Agreement;

(d)	provide IT Separation oversight and primarily focus on: (i) identifying and setting priorities in respect of the IT Separation; (ii) identifying risks and managing and mitigating such risks; (iii) identifying issues and managing and resolving such issues;, manage and resolve issues; (iv) monitoring timescales and deciding corrective actions as necessary; and (v) monitoring and quality of IT Separation outputs and deliverables and deciding corrective actions as necessary;

(e)	be authorised to agree: (i) modifications and additions to the IT Separation Steps Plan or the steps or documents proposed for the implementation of the System Milestone (until System Milestone Completion) and IT Separation; (ii) budgeting costs of the IT Separation; (iii) ERP system requirements and RFP; (iv) systems architecture (including office systems environment, endpoints, and internal data network); and (v) IT policies and standards, including with respect to cybersecurity; and

(f)	report to the Separation Committee with regards to (i) completion of the CMD Milestone and Future System Milestone (ii) the progress of the IT Separation Steps Plan; and (iii) prior to System Completion, any Transitional Services that the Systems Committee recommends for the InfraCo Business following Completion in accordance with Schedule 15 of this Agreement.

3.12	If, within ten (10) Business Days after either Party has asserted that CMD Milestone Completion or Future System Milestone Completion (as applicable) has occurred, the Systems Committee has not unanimously agreed that CMD Milestone Completion or Future System Milestone Completion (as applicable) has occurred, the matter shall be referred for resolution by expert determination as follows:

(a)	the relevant member of the Seller’s Group or the Buyer may initiate an expert reference under this provision by proposing to the other party the appointment of the Technical Expert;

(b)	the relevant member of the Seller’s Group and the Buyer shall request that the Technical Expert determine whether CMD Milestone Completion or Future System Milestone Completion (as applicable) has occurred within twenty (20) Business Days of receiving the reference;

(c)	if the Technical Expert has been appointed but is unable or unwilling to complete the reference, another Technical Expert shall be appointed by agreement between the relevant member of the Seller’s Group and the Buyer or, failing agreement within ten (10) Business Days of the parties being notified that the Technical Expert is unable or unwilling to complete the reference, by the IT President on the application of either party;

(d)	the Technical Expert shall act as an Technical Expert and not as an arbitrator;

(e)	the relevant member of the Seller’s Group and the Buyer shall have the right to make representations and submissions to the Technical Expert. There will be no formal hearing;

(f)	each of the members of the Seller’s Group and the Buyer shall make all relevant documents and information within their control available to the Technical Expert;

(g)	the Technical Expert shall be directed to determine whether CMD Milestone Completion has occurred solely by reference to the Acceptance Principle, and whether Future System Milestone Completion has occurred solely by reference to the Acceptance Principle and Acceptance Criteria;

(h)	the decision of the Technical Expert as to whether CMD Milestone Completion or Future System Milestone Completion (as applicable) has occurred shall, in the absence of fraud, be final and binding on the parties; and

(i)	the costs of the Technical Expert shall be borne equally between the Parties.

3.13	The Systems Committee shall by unanimous agreement, appoint an expert that the Parties agree will determine any dispute as to whether CMD Milestone Completion or Future System Milestone Completion (as applicable) has occurred (the “Technical Expert”). If the Systems Committee is unable to unanimously agree the identity of the Technical Expert, the Technical Expert shall be chosen by the President for the time being of the Chartered Institute for IT in England and Wales (or his nominee) (the “IT President”).

3.14	The Systems Committee shall discuss and agree which third party will be engaged as the vendor/implementation partner to assist with the IT Separation and attend relevant demonstrations with proposed partners. The Sellers’ representatives on the Systems Committee will attend commercial discussions with potential partners.

3.15	The Program Manager shall be responsible for:

(a)	ensuring the relevant Systems Committee is provided with all relevant materials required for the meetings, including updates as to progress against the IT Separation Steps Plan;

(b)	present all materials to the Systems Committee; and

(c)	coordinating all recommendations and decisions made at Systems Committee meetings.

SCHEDULE 14

Transitional Services

1.	Transitional Services

1.1	The scope of the known transitional services to be provided by the members of the Sellers’ Group to the Buyer or the Group Companies in respect of the InfraCo Business following Completion (the “Transitional Services”) is set out in the GTT TSA.

1.2	Subject to paragraph 2, to the extent that between the date of this Agreement and Completion and arising due to the Reorganisation:

(a)	the Buyer identifies a service that any Supplier Party provided to the InfraCo Business in the period 3 months prior to the date of this Agreement and Completion (or in the case of services that are performed seasonally or annually, in the twelve (12) months prior to the Completion Date), that the Buyer reasonably needs in order for the InfraCo Business to continue to operate in substantially the same manner in which the InfraCo Business operates prior to Completion; and

(b)	such service:

(i)	was not included as a Transitional Service; and

(ii)	is not a GTT TSA Excluded Service,

(“Additional Services”), the Additional Services shall be included as Transitional Services on the terms of the GTT TSA for the duration of the term of the GTT TSA unless the Buyer, acting reasonably, agrees to a shorter term for that Additional Service, in which case the Sellers shall provide that Additional Service for such shorter period provided that (i) if the Sellers and the Buyer cannot reach an agreement as to pricing of such Additional Services, the Sellers shall provide them at cost.

2.	System Milestone Completion Services

2.1	If System Milestone Completion has not been achieved by the Completion Date or the parties are engaged in the process described in Paragraph 3.12 of Schedule 13 on the Completion Date:

(a)	the Sellers shall provide the Buyer with access to:

(i)	all systems and data described in the CMD Milestone (the “IT Services”); and

(ii)	all systems and data described in the Future System Milestone and any related systems support and business process services that the Buyers are reliant on the Sellers to provide (the “System Milestone Completion Services”), as Transitional Services on the terms of the GTT TSA for 24 months (or, if earlier, until completion of System Milestone Completion Services); and

(b)	any costs incurred in providing the IT Services and the System Milestone Completion Services pursuant to the GTT TSA shall be borne by the Sellers and the Buyer shall not be charged any fee for the IT Services or the System Milestone Completion Services.

2.2	Any amounts paid pursuant to a claim under the GTT TSA in connection with the System Milestone Completion Services counts towards the limit of liability set out in paragraph 3.1 of Schedule 6.

SCHEDULE 15

Names

1.1	As soon as reasonably practicable after Completion, and in any event no later than the date falling twelve (12) calendar months immediately following the Completion Date, the Buyer shall procure that the name of any Group Company which consists of, or otherwise incorporates, any Sellers’ Trade Marks specified in paragraph 1.8 of this Schedule 15, but always excluding any elements of such Names which are purely descriptive or non-distinctive e.g. “communication” or “cloud” (the “Relevant Trade Marks”) shall be changed to a name which does not consist of, or otherwise incorporate, any Relevant Trade Marks.

1.2	Subject to paragraphs 1.1 above and 1.3 below, from the date falling twelve (12) calendar months immediately following the Completion Date, the Buyer shall procure that each Group Company shall:

(a)	not:

(i)	use or display Names which include (in whole or in part) any Relevant Trade Marks or any confusingly similar Names; or

(ii)	hold itself out as having any current affiliation with any member of the Sellers’ Group; and

(b)	have removed, or otherwise obliterated, all Relevant Trade Marks from all non-public assets and materials owned or used by, or on behalf of, the Group, including any business stationery (including letterhead, business cards, schedules, inventories, agreements, documentation, customer agreements, publicity releases and forms), buildings, interior décor items, fixtures and furnishings, displays, signs, informational, promotional or marketing materials, websites and email.

1.3	The Sellers acknowledge and agree that:

(a)	until from the date falling twelve (12) calendar months immediately following the Completion Date, each Group Company may continue using any Sellers’ Trade Marks that it was using in the twelve (12) calendar months immediately prior to the Completion Date in the same manner, and to the same extent, that it was using such marks in that twelve (12) calendar-month period;

(b)	the Group Companies are permitted to continue making use of the Sellers’ Trade Marks (excluding any logos, designs or stylised versions of the Sellers’ Trade Marks):

(i)	when referring to the former name of a Group Company; and

(ii)	when accurately describing any products or services as having been originated by the Group prior to Completion; and

(c)	no Group Company shall be obliged to remove or obliterate any Relevant Trade Marks from:

(i)	any executed agreements, or copies thereof, in existence prior to the Completion Date;

(ii)	any signage of a permanent nature (e.g. permanent engraving on or into stone or metal) affixed to any InfraCo Plant and Equipment or InfraCo Business Properties prior to the Completion Date;

(iii)	any non-customer-facing or non-public-facing documents in existence prior to the Completion Date that are used for internal purposes only; or

(iv)	any engineering or technical manuals in existence prior to the Completion Date.

1.4	As soon as reasonably practicable after Completion, and in any event no later than the date falling twelve (12) calendar months immediately following the Completion Date, the Sellers shall procure that the name of any member of the Sellers’ Group which consists of, or otherwise incorporates, any Owned Trade Mark specified in paragraph 1.7 of this Schedule 15, but always excluding any elements of such Names which are purely descriptive or non-distinctive e.g. “media”, “diversity” or “good” (the “Relevant Owned Trade Marks”) shall be changed to a name which does not consist of, or otherwise incorporate, any Relevant Owned Trade Mark.

1.5	Subject to paragraphs 1.4 above and 1.6 below, from the date falling twelve (12) calendar months immediately following the Completion Date, each Seller shall, and shall procure that each member of the Sellers’ Group shall:

(a)	not:

(i)	use or display any Names which include (in whole or in part) any Relevant Owned Trade Marks or any confusingly similar Names; or

(ii)	hold itself out as having any current affiliation with any Group Company; and

(b)	have removed, or otherwise obliterated, all Relevant Owned Trade Marks from all assets and materials owned or used by, or on behalf of, the Sellers’ Group, including any business stationery (including letterhead, business cards, schedules, inventories, agreements, documentation, customer agreements, publicity releases and forms), buildings, interior décor items, fixtures and furnishings, displays, signs, informational, promotional or marketing materials, websites and email.

1.6	The Buyer acknowledges and agrees that:

(a)	until from the date falling twelve (12) calendar months immediately following the Completion Date, each member of the Sellers’ Group may continue using any Owned Trade Marks that it was using in the twelve (12) calendar months immediately prior to the Completion Date in the same manner, and to the same extent, that it was using such marks in that twelve (12) calendar-month period;

(b)	members of the Sellers’ Group are permitted to continue making use of the Owned Trade Marks (excluding any logos, designs or stylised versions of the Owned Trade Marks):

(i)	when referring to the former name of a member of the Sellers’ Group; and

(ii)	when accurately describing any products or services as having been originated by the Sellers’ Group prior to Completion; and

(c)	no member of the Sellers’ Group shall be obliged to remove or obliterate any Relevant Owned Trade Marks from:

(i)	any executed agreements, or copies thereof, in existence prior to the Completion Date;

(ii)	any signage of a permanent nature (e.g. permanent engraving on or into stone or metal) affixed to any plant or equipment or properties of the Sellers’ Group prior to the Completion Date;

(iii)	any non-customer-facing or non-public-facing documents in existence prior to the Completion Date that are used for internal purposes only; or

(iv)	any engineering or technical manuals in existence prior to the Completion Date.

1.7	The “Relevant Owned Names” are as follows:

(a)	Interoute:

“INTEROUTE”

“INTEROUTE ONE”

“INTEROUTE VDC”

“INTEROUTE VD”

(b)	Hibernia:

“HIBERNIA ATLANTIC”

“HIBERNIA METRO”

“GFN HIBERNIA”

“HIBERNIA MEDIA”

“MEDIAXSTREAM”

“HIBERNIA NETWORKS”

“SECURITY THROUGH DIVERSITY”

“DIFFERENT IS GOOD”

1.8	The “Relevant Trade Marks” are as follows:

“GTT”

“GTT COMMUNICATIONS”

“ONE BRIDGE2

“FROM THE GROUND TO THE CLOUD”

“I-21”

1.9	This paragraph sets out the discrepancies in the schedules to the RemainCo IP Assignment Agreement in relation to registered trade marks which are to be resolved pursuant to clause6.24.

The schedules of Owned Names and the Sellers’ Trade Marks forming part of the Assigned Rights (as such term is defined in the RemainCo IP Assignment Agreement) are to be amended to reflect the correct position in respect of the following discrepancies between such schedules and the information provided in and the Data Room:

(a)	EU mark registration no. 13265525 is listed as registered on the schedule of Owned Trade Marks but includes part of the Relevant Trade Marks, being ‘FROM THE GROUND TO THE CLOUD’;

(b)	UAE mark registration no. 149834 is listed as registered on the schedule of Owned Trade Marks but pending in the Data Room

(c)	Malaysian mark application no. 2010022131 is listed as pending on the schedule of Owned Trade Marks but registered in the Data Room

(d)	Indian mark for Interoute 2059176 with a registration number (1063973) is disclosed listed in the Data Room but not listed on the schedule of Owned Trade Marks;

(e)	EU mark nos. 13319785 and 13319801 and International Registration nos. 1296201 and 1074585 marks are on the schedule of Owned Trade Marks but not found in the Data Room; and

(f)	If it is confirmed that HK trade mark registration no. 304227598 represents “Interoute” in Chinese characters, then it should be an Owned Name, rather than a Sellers’ Trade Mark.

SCHEDULE 16

Employees

Part A: List of InfraCo Employees

[Omitted]

Part B: InfraCo Employees

1.	As part of the Reorganisation, the Sellers shall (or shall procure that a member of the Sellers’ Group shall) procure that on or before Completion each of the InfraCo Non-Group Company Employees shall be employed by a Group Company.

2.	To the extent that any element of the Reorganisation amounts to a transfer of an undertaking or other relevant transfer to a Group Company for the purposes of the Transfer Regulations, the contract of employment of each affected InfraCo Non-Group Company Employee shall, save where such InfraCo Non-Group Company Employee objects to the transfer of their employment (where an objection is permitted under applicable law), be treated with effect from the date of the relevant transfer as if originally made between the relevant Group Company and that InfraCo Non-Group Company Employee.

3.	If for any reason the contract of employment of any InfraCo Non-Group Company Employee is not automatically transferred to a Group Company pursuant to the Transfer Regulations in connection with the Reorganisation (either because there are no Transfer Regulations in the relevant jurisdiction or (if there are Transfer Regulations in the relevant jurisdiction) because the Transfer Regulations do not apply to that InfraCo Non-Group Company Employee), then the Sellers shall procure:

3.1	that, at such time as is required to implement the Reorganisation on or before Completion, the relevant Group Company shall offer to employ such InfraCo Non-Group Company Employee on terms and conditions that are economically equivalent to the terms on which such InfraCo Non-Group Company Employee was employed immediately prior to the date on which the offer is made (including, where required by applicable law, granting such person full recognition of their service with the Sellers’ Group); and

3.2	that InfraCo Non-Group Company Employees who accept such offers are promptly released from their existing contracts of employment with the Sellers’ Group.

4.	If any contract of employment of a person who is employed by the Sellers’ Group and is not an InfraCo Employee (the “Non-Disclosed RemainCo Employees”) has effect, or is alleged to have effect, as if originally made between the Non-Disclosed RemainCo Employee and the Buyer, a member of the Buyer’s Group or a Group Company (whether as a result of the Transfer Regulations or otherwise), then:

4.1	the Buyer may, within one month of the later of Completion and the date on which the Buyer becomes aware of such an effect or alleged effect, give notice to the Sellers of the identities of the Non-Disclosed RemainCo Employees;

4.2	the Sellers shall procure that a member of the Sellers’ Group (other than a Group Company) makes an offer of employment to the Non-Disclosed RemainCo Employee on terms no less favourable than those offered to the Non-Disclosed RemainCo Employee immediately prior to the alleged transfer;

4.3	if such offers are not made, or are made but not accepted, within one month of notice being given to the Sellers in accordance with paragraph 4.1 of this Schedule 16, then, as applicable:

(a)	the Buyer may give notice (or, as applicable, may procure that the relevant member of the Buyer’s Group gives notice); or

(b)	the Buyer may require that the Sellers give notice (or, as applicable, procure that the relevant Group Company gives notice),

to any Non-Disclosed RemainCo Employee to terminate their contract of employment; and

4.4	where notice has been given to any Non-Disclosed RemainCo Employee in accordance with paragraph 4.3 of this Schedule 16, the Sellers shall indemnify the Buyer and each member of the Buyer’s Group against:

(a)	any Liabilities, Losses, costs, expenses, demands or sums arising out of or in connection with such terminations;

(b)	any Liabilities, Losses, costs, expenses, demands or sums payable to or in relation to any Non-Disclosed RemainCo Employee under their contract of employment to the date of such termination; and

(c)	any other Liabilities, losses, costs, expenses, demands or sums arising out of or in connection with the alleged transfer of the Non-Disclosed RemainCo Employee pursuant to the Transfer Regulations.

5.	The Sellers shall indemnify the Buyer, the Buyer’s Group and the Group Companies against any Liabilities, Losses, costs, expenses, demands or sums of the Buyer, the Buyer’s Group or the Group Companies which:

5.1	relate to or arise out of the employment of an InfraCo Non-Group Company Employee by the Sellers’ Group (including any acts or omissions by the Seller’s Group) prior to that InfraCo Non-Group Company Employee becoming employed by a Group Company pursuant to paragraphs 2 or 3 of this Schedule 16; or

5.2	which the Buyer, the Buyer’s Group or the Group Companies may otherwise incur as a result of succeeding to the relevant member of the Sellers’ Group pursuant to the Transfer Regulations or otherwise (including any failure to inform or consult representatives of the InfraCo Non-Group Company Employees); or

5.3	are attributable to any breach or default by any member of the Sellers’ Group in respect of any of the obligations or duties of the relevant member of the Sellers’ Group as employer (whether arising under contract, common law, statute, or otherwise) to or in relation to any of the InfraCo Non-Group Company Employees.

6.	Notwithstanding that the Buyer shall have no statutory obligations under the Transfer Regulations in respect of any information and consultation process required to effect the transfer of the InfraCo Non-Group Company Employees to Group Companies pursuant to those regulations save pursuant to Regulation 13(4) of the Transfer Regulations:

6.1	the Buyer hereby undertakes and agrees to provide such assistance to the Sellers (or any member of the Sellers’ Group) prior to Completion as the Buyer determines to be reasonable in light of any obligations of the Sellers’ Group to inform and consult with the InfraCo Non-Group Company Employees or their representatives and including, but not limited to, provision of information and attendance at meetings if requested by the Sellers acting reasonably; and

6.2	the Sellers shall provide the Buyer with any communications to be issued by any member of the Sellers’ Group to the InfraCo Non-Group Company Employees or their representatives during any information and consultation process required under the Transfer Regulations, in reasonable time to allow the Buyer to provide comments on the communications which the Sellers shall be obligated to consider in good faith but not obliged to incorporate.

7.	The Sellers shall procure that the relevant member of the Sellers’ Group provides to the relevant Group Company prior to Completion copies of the personnel files of each InfraCo Non-Group Company Employee.

8.	In respect of those InfraCo Non-Group Company Employees that have commenced employment with a Group Company, the Buyer shall indemnify the Sellers and any member of the Seller’s Group in relation to any Liabilities, Losses, claims, costs, expenses, demands or sums arising from any act or omission of the Buyer relating to the employment (or termination of employment) of the InfraCo Non-Group Company Employees on or after Completion.

9.	Prior to Completion, the Sellers shall not, and shall use reasonable endeavours to procure that the members of the Sellers’ Group shall not, employ any proposed InfraCo New Employee without the prior written consent of the Buyer’s representatives on the Separation Committee (such consent not to be unreasonably withheld or delayed) and the Sellers (or the relevant member of the Sellers’ Group, as applicable) shall carry out appropriate background checks in advance of seeking the consent of the Separation Committee.

Part C: InfraCo Group Company Employees incorrectly transferring

10.	If, as a result of or in connection with the Reorganisation, any contract of employment of an InfraCo Group Company Employee has effect, or is alleged to have effect, as if originally made between that InfraCo Group Company Employee (the “Transferring InfraCo Group Company Employee”) and the Sellers or a member of the Sellers’ Group (other than a Group Company), whether as a result of the Transfer Regulations or otherwise, then:

10.1	the Sellers’ shall, within one month of the date on which the Sellers become aware of such an effect or alleged effect, give notice to the Buyer of the identities of the Transferring InfraCo Group Company Employees;

10.2	the Buyer may procure, or, as appropriate, require that the Sellers procure, that a Group Company makes an offer of employment to the Transferring InfraCo Group Company Employees on terms no less favourable than those offered to the Transferring InfraCo Group Company Employees immediately prior to the alleged transfer;

10.3	save in circumstances where the Buyer has required the Sellers to procure that a Group Company makes an offer of employment and the Sellers have failed to do so, if such offers are not made, or are made but not accepted, within one month of notice being given to the Buyer in accordance with paragraph 10.1 of this Schedule 16, then the Sellers may give notice (or, as applicable, procure that the relevant member of the Sellers’ Group gives notice) to any Transferring InfraCo Group Company Employee to terminate their contract of employment; and

10.4	the Sellers shall indemnify the Buyer, each member of the Buyer’s Group and each Group Company against any Liabilities, Losses, costs, expenses, demands or sums arising out of or in connection with the alleged transfer of any Transferring InfraCo Group Company Employee (pursuant to the Transfer Regulations or otherwise), including (without limitation) any termination of employment pursuant to paragraph 10.3 of this Schedule 16.

Part D: RemainCo Employees

11.	The Sellers shall (or shall procure that a member of the Sellers’ Group shall) procure that, prior to Completion, each RemainCo Employee is no longer employed or engaged by a Group Company (whether as an employee, consultant, officer or in any other capacity).

12.	All emoluments, including but not limited to unpaid wages, salaries, holiday pay, bonuses, pension contributions, share awards, benefits, debts, and employer’s liabilities in respect of social security contributions and other employer Taxes in respect thereof and other periodic outgoings in respect of the RemainCo Employees (howsoever and whenever arising) shall be borne by the Sellers (or the relevant member of the Sellers’ Group other than a Group Company).

13.	The Sellers shall indemnify and keep indemnified, on demand, the Buyer against any Liabilities, Losses, costs, expenses, demands or sums, suffered by the Buyer, members of the Buyer’s Group and/or all Group Companies, in connection with any claims, rights of action, demands or allegations raised or brought by any and all RemainCo Employees or their representatives, including but not limited to, any claims or awards relating to any failure to comply with the Transfer Regulations, and/or any compensation, unpaid wages, salaries, holiday pay, bonuses, pension contributions, share awards, benefits, debts, and other periodic outgoings, in respect of the RemainCo Employees, howsoever and whenever arising.

SCHEDULE 17

Property Separation

1.	Interpretation

The following further definitions apply in this Schedule 17:

“Consenting Party” means any landlord, head landlord, superior landlord and/or other third party from which a Property Transfer Consent is required;

“Irrevocable Property Licence” means such irrevocable licences, rights, consents and/or permissions relating to such Transferring InfraCo Business Properties as the Buyer may properly and reasonably require for the continued operation of the InfraCo Business (as generally carried out in the twelve (12) months prior to Completion (or if the InfraCo Business has been in occupation for less than twelve (12) months, as generally carried out in the time the InfraCo Business has been operating from such Transferring InfraCo Business Property)) from such Transferring InfraCo Business Property;

“Land Registry” means any applicable government registry in the relevant jurisdiction which requires the registration of an interest in a property in that jurisdiction (including, without any limitation to, a Taxation Authority);

“Post Completion Transfers” has the meaning given to it in paragraph 3.4(d) below;

“Prague Shared Property” means the leasehold property at City West, Siemensova 2717/4; 155 00 Prague 5, Czech Republic ;

“Properties List” means the details of all InfraCo Business Properties, Transferring InfraCo Business Properties and Transferring RemainCo Business Properties;

“Property Agreed Terms” means:

(a)	where the relevant property is a Shared Property, the precise extent and location of the area within the property to be included within the underlease shall be determined by the Separation Committee taking into account the extent of the area occupied by any Group Company and any RemainCo Company and any requirements in a lease;

(b)	where the relevant property is a Transferring Property, the demised premises shall be the whole of the relevant property;

(c)	the level of rental payable shall be a market rent, reviewed on standard market terms at usual intervals subject to the requirements of any superior lease and having regard to the area to be underlet and its use;

(d)	where the title to the relevant property is freehold, the right to assign the whole or underlet the whole or part of the property with consent (not to be unreasonably withheld or delayed) and to share with any subsidiary undertaking or parent undertaking without consent;

(e)	where the title to the relevant property is leasehold, any provisions in respect of alienation will follow the approach above at paragraph (d) save where this is inconsistent with the provisions of the lease in which case the provisions will match the requirements of the lease;

(f)	where the relevant property is a Shared Property, the sharing of all rates and outgoings (having regard to the area to be underlet and its use), when the relevant property is not a Shared Property the tenant shall pay all rates and outgoings;

(g)	where the title to the property is leasehold, for a term of years equal (less one day) to the term of the relevant lease, where the title to the Property is freehold for a term of years determined by the Separation Committee;

(h)	having regard to each party’s reasonable security requirements, any rights reasonably required for the operations of the relevant Group Company or the relevant RemainCo Company (as appropriate) over common parts, accesses, common facilities and any other shared areas;

(i)	an obligation on the tenant to keep the underlet premises in good and substantial repair and condition;

(j)	the parties will undertake a joint inspection of: (i) in relation to any Transferring Property, the underleased premises; and (ii) in relation to any Shared Property, the Separated Property, on or before the date of Completion to record in writing: the items included in the underleased premises or Separated Property (as applicable); (the “Inventory”), as well as all other terms to be agreed acting reasonably between the Sellers and the Buyer which are in accordance with any leases affecting the relevant property from time to time;

“Property Licence Period” means a period, which may be different for each of the Transferring Property, commencing on Completion and ending on the earliest of the following dates:

(a)	the date on which this Agreement is terminated by whatever means whatever in whole or in relation to the relevant Transferring Property;

(b)	if the title to the Transferring Property is leasehold, the date immediately preceding the date on which the term of the relevant lease ends by whatever means; and

(c)	the date of completion of the Property Transfer (or underlease granted in accordance with paragraph 3.8 below) in relation to the relevant Transferring Property;

“Property Transfer Consent” means all consents, licences, approvals, permits, authorisations or waivers required from any landlord, head landlord, superior landlord and/or other third party, including, but not limited to any consents, licences, approvals, permits, authorisations or waivers required by any legislation or regulation or by any statutory, governmental, state, provincial, regional or municipal bodies or authorities for or in connection with: (a) the transfer of a Transferring RemainCo Business Property from a Group Company to a RemainCo Company; and/or (b) the transfer of a Transferring InfraCo Business Property from a RemainCo Company to a Group Company; and/or (c) the transfer of a Shared Property from either (i) a RemainCo Company to a Group Company and/or (ii) a Group Company to a RemainCo Company (as agreed in accordance with this Schedule);

“Property Transfers” means the transfer of: (i) each Transferring RemainCo Business Property from a Group Company to a RemainCo Company; and (ii) each Transferring InfraCo Business Property from a RemainCo Company to a Group Company;

“Reorganisation Properties” means the Transferring InfraCo Business Properties, the Transferring RemainCo Business Properties and the Shared Properties;

“Separation” means all actions to be taken by the Sellers for the physical separation of the Shared Properties for example relocation of chattels, equipment, staff and their belongings;

“Separated Property” means: (i) in relation to a Shared Property which has a RemainCo Company as the tenant under the headlease of such Shared Property, that part of the Shared Property which has been physically separated from the remainder of the Shared Property for the occupation of a Group Company; or (ii) in relation to a Shared Property which has a Group Company as the tenant under the headlease of such Shared Property, that part of the Shared Property which has been physically separated from the remainder of the Shared Property for the occupation of a RemainCo Company;

“Separation Works” means all necessary works to be carried out or procured by the Sellers to any Shared Property in connection with the separation of the relevant site to facilitate the Reorganisation as contemplated under this Schedule 17 including, but not limited to, installation of partition walls, creation of corridors and alteration of services, systems and facilities;

“Shared Properties” means the real properties, which are owned, leased, licenced or otherwise held by a Group Company or by a RemainCo Company and which are used and, following Completion will continue to be used, by both the RemainCo Business and the InfraCo Business, being the Prague Shared Property and the Sofia Shared Property only (and “Shared Property” means either one of them);

“Sofia Shared Property” means the leasehold property at Business Building Megapark, 1st Floor, 115G Tsarigradsko Shose Blvd., 1784 Sofia, Bulgaria.

2.	Transferring Properties and Shared Properties

2.1	The parties agree that after the date of this Agreement it will be necessary to identify all, Transferring InfraCo Business Properties and Transferring RemainCo Business Properties for the purpose of implementing the Reorganisation and giving effect to this Schedule 17 and the remainder of this Agreement.

2.2	The Sellers shall, as soon as reasonably practicable after the date of this Agreement and in any event within forty-five (45) Business Days, diligently prepare in good faith and deliver to the Buyer the Properties List which shall include all of the InfraCo Business Properties included in the relevant Separation Asset List and also include the details provided in Schedule 7 in respect of the Reorganisation Properties and details of any Property Transfer Consents that may be required to effect a Property Transfer under this Schedule 17, together with copies of all the title deeds and documents of title or lease documents in the Seller’s possession or under its control which relate to the Transferring InfraCo Business Properties.

2.3	Following receipt of such details by the Buyer under paragraph 2.2 above, the Sellers and the Buyer shall work together (through the Separation Committee) in good faith and acting reasonably to classify, as soon as reasonably practicable and in any event within a further ten (10) Business Days following receipt of the details by the Buyer under paragraph 2.2 above, each property on the Properties List as either a Transferring InfraCo Business Property or a Transferring RemainCo Business Property taking into account the scope of the InfraCo Business Properties and the InfraCo Business as a whole. The Sellers will promptly provide such additional information and documentation as reasonably required by the Buyer (to the extent such information is available to the Sellers) in relation to the classification of each property on the Properties List. The decision of the Separation Committee acting in accordance with this paragraph 2.3, shall, in the absence of fraud or manifest error, be final and binding on the parties.

2.4	Any obligations on the Sellers or the Buyer in this Schedule 17 to do, or to refrain from doing something shall (where appropriate) be deemed to include an obligation to procure that the relevant member of the Sellers’ Group or Buyer’s Group (as applicable) does or refrains from doing the same.

3.	Transferring Properties

3.1	If a Property Transfer Consent is required in order to either: (a) transfer a Transferring RemainCo Business Property from a Group Company to a RemainCo Company; and/or (b) to transfer a Transferring InfraCo Business Property from a RemainCo Company to a Group Company, the Sellers shall use all reasonable endeavours to obtain such Property Transfer Consent as soon as reasonably practicable at the Sellers’ sole cost (including, but not limited to, executing and/or delivering agreements, certificates or instruments required by the Consenting Parties). In the event that, despite the Sellers using all reasonable endeavours, such Property Transfer Consent has not been obtained prior to Completion, the Buyer shall reasonably cooperate with the Sellers, at the Sellers’ cost, in obtaining any outstanding Property Transfer Consents. For the avoidance of doubt, the Buyer shall not be obliged to formalize a transfer without the required Property Transfer Consent having been obtained.

3.2	Where no Property Transfer Consent is required in order to transfer a Transferring Property or where a Property Transfer Consent is required and has been obtained, the Sellers shall use all reasonable endeavours to procure completion of the Property Transfers for the relevant Properties as soon as reasonably practicable and, in any event, prior to Completion. The transfer documents shall be in such form as is agreed between the Sellers and the Buyer (each acting reasonably) and the transfer documents shall not require the payment of any purchase price by the transferee. In the event the relevant governing law to a transfer of a Transferring Property does not allow the transfer of a Transferring Property without payment of a purchase price the parties shall act reasonably and in good faith to determine an adequate mechanism in determining a suitable purchase price which shall neutralise the effect of the payment of such purchase price.

3.3	The Sellers shall promptly take all such steps as may be necessary to enable the Property Transfers to be registered at the Land Registry and shall, at the Sellers’ own cost, lodge the applications for the Property Transfers (where such registration is compulsory or market standard) to be registered at the Land Registry promptly after the completion of the transfer documents together with all necessary documents and all necessary fees, costs and taxes for the registration of the Property Transfers. The Sellers shall use all reasonable endeavours to deal with any requisitions in relation to those applications promptly and in any event before any cancellation date specified by the Land Registry. The Sellers shall promptly notify the Buyer of the completion of the registration and send the Buyer’s Solicitors evidence of such registration. To the extent that any such applications remain pending as at Completion with respect to any Transferring InfraCo Business Properties, the Sellers shall, upon request, provide the Buyer (at the Sellers’ cost) with all such documents as are necessary to transfer carriage of the relevant application(s) to the Buyer.

3.4	If any Transferring Property has not been transferred prior to Completion in accordance with paragraphs 3.1 to 3.3 above then:

(a)	where a Transferring Property is a Transferring InfraCo Business Property, the Sellers shall procure that, from Completion, the relevant RemainCo Companies grant to the relevant Group Companies, at the Sellers’ cost, Irrevocable Property Licences for the Property Licence Period, at no cost to the Buyer or the Group Companies (save that the relevant Group Company shall be liable for all of the rents, rates, utilities, taxes and other costs associated with the operation of each Transferring InfraCo Business Property properly attributable to the Group Companies in relation to the use of such Transferring InfraCo Business Property with effect from Completion);

(b)	if the relevant RemainCo Company suffers an Insolvency Event, the Sellers will use all reasonable endeavours to ensure that the Insolvency Event in respect of the relevant RemainCo Company will not affect the right of the relevant Group Company to occupy and use such Transferring InfraCo Business Properties;

(c)	where a Transferring Property is a Transferring RemainCo Business Property, the Buyer shall procure that, from Completion, the relevant Group Companies grant to the relevant RemainCo Companies such licences, rights, consents and/or permissions relating to such Transferring RemainCo Business Properties as the Sellers may properly and reasonably require for the continued operation of the RemainCo Business from such Transferring RemainCo Business Property (as carried on at the date of Completion) for the Property Licence Period in a form agreed between the Sellers and the Buyer (each acting reasonably), at no cost to the Sellers or the RemainCo Companies (save that the relevant RemainCo Company shall be liable for all rents, rates, utilities and other costs associated with the operation of each Transferring RemainCo Business Property with effect from Completion). The Sellers will reimburse the Buyer for the amount of all reasonable and proper costs and expenses (including legal fees) incurred by it in granting such licences, rights, consents and/or permissions to the relevant RemainCo Companies;

(d)	the Sellers and the Buyer shall cooperate to procure the transfer of each such Transferring Property to a Group Company or a RemainCo Company (as applicable) as soon as reasonably practicable after Completion (subject to any necessary Property Transfer Consent being obtained) (the “Post Completion Transfers”). The transfer documents shall be in such form as the Sellers and the Buyer reasonably agrees provided that they shall not require the payment of any purchase price by the transferee. In the event the relevant governing law to a transfer of a Transferring Property does not allow the transfer of a Transferring Property without payment of a purchase price the parties shall act reasonable and in good faith to determine an adequate mechanism in determining a suitable purchase price which shall neutralise the effect of the payment of such purchase price;

(e)	the transfer of the Transferring Properties under paragraph 3.4(d) above will be at the cost of the Sellers and the Sellers will reimburse the Buyer for the amount of all reasonable and proper costs, expenses (including legal fees) and taxes incurred by it in procuring any transfer of any Transferring Property. The Sellers shall promptly take all such steps as may be required to be taken by the RemainCo Companies as transferor or transferee of the relevant Transferring Property to enable the Post Completion Transfers to be registered at the Land Registry (where such registration is compulsory or market standard) and shall (where the relevant RemainCo Company is entitled to do so), at the Sellers’ own cost, lodge the applications for the Post Completion Transfers to be registered at the Land Registry promptly after the completion of the transfer documents together with all necessary documents and all necessary fees for the registration of the Post Completion Transfers. Where the RemainCo Company is not entitled to lodge the applications for the registration of the Post Completion Transfers, the Sellers will promptly provide all relevant documentation required for such application (including a duly executed transfer and any Property Transfer Consent) to the Buyer together with such undertakings and confirmations with respect to title registrations as are customary in the jurisdiction where such Property is located; and

(f)	the Sellers shall use all reasonable endeavours to deal with any requisitions in relation to those applications in paragraph 3.4(e) above promptly and in any event before the cancellation date specified by the Land Registry. The Sellers shall promptly notify the Buyer of the completion of the registration and send the Buyer’s Solicitors evidence of such registration.

3.5	As between the Sellers and the Buyer, the Transferring InfraCo Business Properties shall be at the risk of the Buyer from the later of (i) the Completion Date, (ii) the date all relevant Property Transfer Consents are obtained for the relevant Transferring InfraCo Business Property, and (iii) the date on which the relevant Property Transfer is duly completed according to the related transfer documents, but the Buyer shall not be entitled to refuse to complete the transfer of any Transferring InfraCo Business Property as a result of any damage to or destruction of it. For the avoidance of doubt, the Sellers will not be entitled to refuse to complete the transfer of any Transferring RemainCo Business Property as a result of any damage to or destruction of it.

3.6	The Sellers agree to promptly notify the Buyer of, and forward to the Buyer, any responses received from any Consenting Party and will assist and facilitate any further responses (to the extent reasonable) to be made by or on behalf of the relevant Group Company to the Consenting Party.

3.7	If a Property Transfer Consent is refused by a Consenting Party or otherwise not obtained on terms reasonably acceptable to the Sellers and the Buyer prior to Completion the Sellers shall, if required by the Separation Committee, apply to a court of competent jurisdiction that, in respect of the relevant Transferring Properties for which a Property Transfer Consent has not been obtained, the Consenting Party has unreasonably withheld or delayed such Property Transfer Consent or proposed granting consent subject to unreasonable conditions. The proceedings shall be brought and prosecuted at the sole cost of the Sellers.

3.8	If any application under paragraph 3.7 above is unsuccessful and/or any Property Transfer Consent required for the Property Transfers has not been obtained by the date 12 months from the date of this Agreement then the Sellers and the Buyer shall work together with each other in good faith and acting reasonably to agree the terms necessary for an underlease on the Property Agreed Terms to take effect from Completion if it is legally permitted and any necessary third party consents have been obtained at the cost of the sellers: (a) where the relevant Transferring Property is a Transferring InfraCo Business Property to a Group Company; and/or (b) where the relevant Transferring Property is a Transferring RemainCo Business Property to a RemainCo Company. The Sellers and Buyer shall also work together with each other in good faith and acting reasonably to agree the documentation of such rights as are reasonably required for the relevant Transferring Property’s on-going use for the purposes of the RemainCo Business or the InfraCo Business (as applicable). Any dispute arising out of or connected with this paragraph which is not resolved by agreement between the parties within forty (40) Business Days of such dispute arising shall be referred for and resolved by the Separation Committee in accordance with the provisions of paragraph 2.3 above.

3.9	The Buyer (including any Group Company) shall not be liable for any failure to obtain any Property Transfer Consents.

3.10	The Buyer (including any Group Company) shall not be liable for any loss or damage suffered and/or costs and expenses actually incurred by the Sellers directly as a result of or in connection with the transfer to a RemainCo Company of the Transferring RemainCo Business Properties including, but not limited to, the repair of the Transferring RemainCo Business Properties, any outstanding rent payments, taxes, duties, charges, assessments, impositions or outgoings whether parliamentary, parochial, local or of any other description and whether of the nature of capital or revenue, or any breach of any applicable law or regulation in relation to any such Transferring RemainCo Business Property.

4.	Shared Properties

4.1	From Completion, the Sellers shall procure that the relevant RemainCo Companies grant to the relevant Group Companies such licences, rights, consents and/or permissions relating to each Shared Property (if any) held by the RemainCo Companies as the Buyer may properly and reasonably require for the continued operation of the InfraCo Business from such Shared Property (as generally carried out in the twelve (12) months prior to Completion (or if the InfraCo Business has been in occupation for less than twelve (12) months, as generally carried out in the time the InfraCo Business has been operating from such Transferring InfraCo Business Property)), subject to and in accordance with the GTT TSA, at no cost to the Buyer or the Group Companies (save that the relevant Group Companies shall be liable for a fair and reasonable proportion of the rents, rates, utilities and other costs associated with the operation of each such Shared Property properly attributable to the Buyer and/or the Group Companies in relation to the use of such Shared Property) as further described in the GTT TSA. Such licences, rights, consents and/or permissions shall subsist until such time as the Sellers and Buyer has fully implemented the plans for the long term separation of the Shared Properties in accordance with paragraph 4.3 below.

4.2	From Completion, the Buyer shall procure that the relevant Group Companies grant to the relevant RemainCo Companies such licences, rights, consents and/or permissions relating to each Shared Property (if any) held by the Group Companies as the Sellers may properly and reasonably require for the continued operation of the RemainCo Business from such Shared Property (as it is carried on at the date of Completion), subject to and in accordance with the InfraCo TSA and on such terms as the Buyer and the Sellers shall agree (both acting reasonably), at no cost to the Sellers or the RemainCo Companies (save that the relevant RemainCo Companies shall be liable for a fair and reasonable proportion of all rents, rates, utilities and other costs associated with their use and occupation and the operation of each Shared Property) properly attributable to the Sellers and/or the RemainCo Companies in relation to the use of such Shared Properties as further described in the InfraCo TSA. The Sellers shall reimburse the Buyer for the amount of all costs and expenses (including legal fees) incurred by them in granting such licences, rights, consents and/or permissions to the relevant RemainCo Companies.

4.3	The Sellers and the Buyer shall work together with each other in good faith and acting reasonably to establish and implement plans for the long term separation of the Shared Properties, including using reasonable endeavours to agree: (i) the form of all documents on Property Agreed Terms necessary for any underlease of the Separated Property (if this is the approach agreed between the Sellers and the Buyer) and the documentation of such rights as are reasonably required for the ongoing use for the purposes of the InfraCo Business and the RemainCo Business; and (ii) arrangements for physical operation of the Shared Properties prior to the completion of the Separation Works.

4.4	For the avoidance of doubt if the relevant RemainCo Company suffers an Insolvency Event, the Sellers will use all reasonable endeavours to ensure that the Insolvency Event of the relevant RemainCo Company will not affect the relevant Group Companies right to occupy and use such Shared Properties under paragraph 4.1 above.

5.	Separation Works

5.1	The Sellers confirm that the Prague Shared Property is leased by a Group Company and the Sofia Shared Property is leased by a RemainCo Company.

5.2	The Sellers shall, at their own cost, take all steps that are within their sole control and shall use reasonable endeavours to take such steps that are outside their sole control, to procure that the relevant RemainCo Company shall carry out, at the Sellers' cost, the Separation Works for the physical separation of the Shared Properties, between those parts of the property to be occupied by any RemainCo Company and those parts of the property to be occupied by any Group Company, which the Sellers and the Buyer has agreed in good faith and acting reasonably are required in order for the InfraCo Business and/or RemainCo Business to operate. The Sellers shall bear the costs incurred in connection with the Separation Works and Separation, including, without limitation:

(a)	costs of obtaining any Separation Works Consents (as defined in paragraph 5.5 below);

(b)	costs of complying with obligations under paragraph 5.7(a) below;

(c)	the costs of any project manager, contractors and consultants required in connection with the Separation Works; and

(d)	any insurance in respect of the Separation Works.

5.3	The Sellers shall use reasonable endeavours to ensure they properly file and complete all paperwork required in connection with the Separation Works as required by local regulations.

5.4	Subject to obtaining the Separation Works Consents, the Sellers shall use all reasonable endeavours to procure that the relevant RemainCo shall carry out and complete the required Separation Works for any such Shared Property by Completion.

5.5	In the event that a Separation Works Consent cannot be obtained for a Shared Property, the Sellers and Buyer shall work together with each other in good faith and acting reasonably to establish and implement plans for the long term use of the relevant Shared Property by both the RemainCo Business and the InfraCo Business.

5.6	In advance of undertaking any Separation Works, the Sellers shall procure at their own cost that the relevant RemainCo shall first obtain all consents, licences, approvals, permits, authorisations or waivers required from any landlord, head landlord, superior landlord and/or other third party, including, but not limited to any consents, licences, approvals, permits, authorisations or waivers required by any legislation or regulation or by any statutory, governmental, state, provincial, regional or municipal bodies or authorities required for the undertaking of the Separation Works (the “Separation Works Consents”).

5.7	The Sellers shall procure and agree:

(a)	to relocate or move any staff and personnel at the relevant Shared Property as is necessary in order to undertake and complete the Separation Works;

(b)	to comply with the terms of any relevant lease of the Shared Property and any Separation Works Consent in carrying out the Separation Works;

(c)	to comply with all applicable laws and regulations relating to the Separation Works;

(d)	to carry out the Separation Works in a good and workmanlike manner with suitable materials of good quality; and

(e)	to allow the Buyer or their representatives to inspect and test the Separation Works whilst they are progressing and after their completion within reasonable time and upon prior appointment.

5.8	Any dispute arising in relation to the Separation Works which is not resolved by agreement between the parties within twenty (20) Business Days of such dispute arising shall be referred for and resolved by the Separation Committee.

SCHEDULE 18

Wrong Pockets

1.	Wrong Pockets

1.1	If, at any time after Completion, any party or any of their Affiliates discovers or is informed that any:

(a)	right, title or interest in any InfraCo Transferring Asset has not transferred to (or has not been assumed or retained by) the Group Companies;

(b)	right, title or interest in any InfraCo Asset is not held by a Group Company;

(c)	right, title or interest in any RemainCo Transferring Asset has transferred to (or has been assumed or retained by) a Group Company; or

(d)	right, title or interest in any RemainCo Asset is held by a Group Company,

(a “Wrong Pocket Asset” and the person holding a Wrong Pocket Asset the “Wrong Pocket”), except as a result of a transaction occurring after Completion consented to in writing by the Right Pocket (as defined below) or as addressed or contemplated by this Agreement:

(e)	the Sellers or the Buyer, as applicable, shall procure that, as promptly as reasonably practicable, the Wrong Pocket takes or causes to be taken all actions, or executes or causes to be executed all documents, required to transfer (for no additional consideration) full legal and beneficial ownership, possession and control of such Wrong Pocket Asset (together with any benefit or sum pain or accruing in respect of the Wrong Pocket as a result of holding the Wrong Pocket Asset since Completion) to the Right Pocket subject to paragraph 1.3 (“Wrong Pocket Asset Transfer”) and subject to the provisions of Schedule 16 as applicable in relation to the transfer of individuals; and

(f)	pending the completion of any Wrong Pocket Asset Transfer, the Sellers or the Buyer, as applicable, shall procure the Wrong Pocket to (i) diligently pursue, account for and pay or deliver to the Right Pocket any benefit or sum that the Wrong Pocket receives in respect of the Wrong Pocket Asset and (ii) hold its right, title and interest in and to the relevant Wrong Pocket Asset (together with any benefit or sum paid or accruing in respect of the Wrong Pocket as a result of holding the Wrong Pocket Asset since Completion) on trust absolutely for the Right Pocket from Completion until such time as the Wrong Pocket Asset Transfer is completed.

1.2	The Sellers and the Buyer acknowledge that the transfer of an InfraCo Transferring Asset or RemainCo Transferring Asset pursuant to paragraph 1.1(e) shall be in satisfaction of the Sellers’ obligation to procure the transfer of such InfraCo Transferring Asset or RemainCo Transferring Asset pursuant to the Sellers’ obligation to procure the Reorganisation.

1.3	To the extent any third party consent is required to make any Wrong Pocket Asset Transfer, the party responsible for effecting the Wrong Pocket Asset Transfer shall use reasonable endeavours to obtain such consent as soon as reasonably practicable.

1.4	All costs and expenses arising out of a Wrong Pocket Asset Transfer shall be borne by the Sellers.

1.5	The Sellers and the Buyer shall cause the Right Pocket to cooperate with the Wrong Pocket in connection with each Wrong Pocket Asset Transfer.

1.6	For the purposes of this Schedule, the “Right Pocket” is:

(a)	in the case of any InfraCo Transferring Asset, the relevant Group Company as set out in the Separation Steps Plans or other applicable Transaction Document (or as otherwise designated in writing by the Buyer); and

(b)	in the case of any RemainCo Transferring Asset, the relevant member of the Sellers’ Group as set out in the Separation Steps Plans or other applicable Transaction Document (or as otherwise designated in writing by the Principal Seller).

1.7	This Schedule 18 applies subject to the provisions of clause 7.13 and, to the extent operative after Completion, the Separation Schedules.

SCHEDULE 19

Identified RemainCo Security

[omitted]

SCHEDULE 20

Tax Covenant

1.	Definitions and interpretation

1.1	In this schedule, the following words and expressions shall have the following meanings unless otherwise stated:

“Accounts Relief” means a Relief which:

(a)	is shown as an asset in the Completion Statements; or

(b)	has been taken into account in computing (and reducing) any provision for deferred Taxation which appears or which but for the presumed availability of the Relief would have appeared in the Completion Statements; or

(c)	has resulted in no provision for deferred Taxation being made in the Completion Statements;

"Buyer’s Relief" means:

(d)	any Accounts Relief;

(e)	any Relief of the Buyer or any member of the Buyer’s Group, other than a Group Company; and

(f)	any Post-Completion Relief;

“Buyer’s Tax Group” means the Buyer and any other company or companies that are, from time to time, treated as members of the same group as, or otherwise connected or associated in any way with, the Buyer for any Tax purpose;

"Event" means an event, transaction (including the execution of, and completion of, this agreement), action or omission and includes (without limitation) the death of any person and a company becoming, being or ceasing to be a member of a group of companies (however defined) for the purposes of any Tax;

"Income, Profits or Gains" means revenue profits, chargeable gains and any other similar measure by reference to which Tax is chargeable or assessed;

“Overprovision” means the amount by which any provision for tax (other than deferred tax) in the Completion Statements is overstated, except where that overstatement arises due to:

(a)	a Relevant Change of Law; or

(b)	a Relevant Accounting Change; or

(c)	the use or set-off of any Buyer’s Relief",

that, in each case, occurs after Completion.

"Post-Completion Relief" means a Relief which arises as a consequence of an Event occurring after Completion or in respect of a period beginning after Completion or in respect of the period current at Completion where any Relief will be apportioned partly before and partly after Completion on a time basis unless some other basis is more reasonable or required by statute;

“Relevant Accounting Change” means any change of the date to which any of the Group Companies makes up its accounts, or in the bases, methods or policies of accounting of any of the Group Companies; and

“Relevant Change of Law” means a change in legislation, or a change in the interpretation of legislation on the basis of case law (whether relating to Tax, the rate of Tax or otherwise) or any amendment to or the withdrawal of any practice previously published by a Taxation Authority.

1.2	References to "Tax Liability" include not only a liability of a Group Company to make payments of an "Actual Tax Liability" but also:

(a)	the loss of an Accounts Relief; and

(b)	the utilisation or setting off against an Actual Tax Liability or against Income, Profits or Gains earned, accrued, incurred or received on or before Completion of any Buyer’s Relief, in circumstances where, but for such utilisation or setting off, the Target Companies would have had an Actual Tax Liability in respect of which a Buyer would, disregarding paragraphs 3.2 and 3.3 of Part 1 of Schedule 6, have been able to make a claim against the Sellers under this schedule;

and so that the amount of the Tax Liability will be

(i)	in the case of an Actual Tax Liability the amount of, or in respect of, Tax payable by the Target Companies;

(ii)	in the case of paragraph 1.2(a), where the Accounts Relief lost was a right of repayment of Tax, the amount of the repayment which would otherwise have been obtained and in all other cases, the amount of Tax which could have been saved but for the loss of the Accounts Relief; or

(iii)	in the case of paragraph 1.2(b) the amount of Tax which has been saved in consequence of the utilisation or set off of the Buyer’s Relief.

1.3	In this schedule:

(a)	references to "Income, Profits or Gains" earned, accrued or received on or before a particular date or in respect of a particular period include Income, Profits or Gains which are deemed for the purposes of any Tax to have been earned, accrued or received at or before that date or in respect of that period;

(b)	reference to the "loss of a Relief" (including, for the avoidance of doubt, loss of an Accounts Relief) will include the absence, unavailability of, failure to obtain, non-existence or cancellation of any such relief, or to such relief being available only in a reduced amount;

(c)	references to "in the ordinary course of business of a Group Company" or to any similar expression, do not include Events falling within any of the following provisions:

(i)	any Event which results in a Tax Liability of a Group Company chargeable or attributable to or primarily against a person other than the relevant Group Company;

(ii)	any Event to which sections 673-894 of the CTA 2010 (tax avoidance) applies, or any equivalent legislation in any other relevant jurisdiction;

(iii)	any Event which relates to a transaction or an arrangement which includes, or series of transactions or arrangements which includes any step or steps having no commercial business purpose apart from the reduction, avoidance or deferral of a Tax Liability;

(iv)	the making of any distribution or deemed distribution for Tax purposes;

(v)	the disposal, acquisition or deemed disposal or acquisition of any asset other than trading stock;

(vi)	any failure by a Group Company to deduct and/or account for Tax;

(vii)	a Group Company ceasing or being deemed to cease for Tax purposes to be a member of any group or associated with any other company;

(viii)	the acquisition, disposal or supply of assets, goods, services or business facilities of any kind (including a loan of money or a letting, hiring or licensing of tangible or intangible property) for a consideration which is treated for Tax purposes as different from the actual consideration but only to the extent that any Tax liability is attributable to the difference between the consideration actually received and the consideration deemed to have been received for the purpose of any Tax;

(ix)	any other Event to the extent that it gives rise to any Taxation on deemed (as opposed to actual) income, profits or gains;

(x)	any change of residence of a Group Company for Tax purposes; and/or

(xi)	any Event giving rise to any interest, penalty or fine in respect of Taxation;

(d)	in determining, for the purpose of this schedule, whether a charge on or power to sell, mortgage or charge any of the shares in or assets of a Group Company exists at any time, the fact that any amount of Tax is not yet payable or may be paid by instalments will be disregarded and such amount of Tax will be treated as becoming due and the charge or power to sell, mortgage or charge as arising on, the date of the transfer of value or other Event upon or in respect of which it becomes payable or arises;

(e)	any liability of a Group Company to any interest, fine, penalty or surcharge will be deemed to arise as a result of an Event occurring on or before Completion to the extent that it relates to any Tax Liability falling within paragraph 2 below or to any failure to comply with any reporting or other obligation relating to any such Tax Liability save to the extent that it is attributable to the failure of a Group Company to discharge any Tax Liability within ten Business Days of the Sellers paying an amount to the Buyer in respect of such Tax Liability pursuant to paragraph 2 below;

(f)	any stamp duty which is chargeable on any instrument or, in the case of an instrument which is outside the United Kingdom, any stamp duty which would be chargeable on the instrument if it were brought into the United Kingdom, in either case which confers any right or title on a Group Company or in the enforcement or production of which a Group Company is interested and any interest, fines or penalties relating to such stamp duty will be deemed to be an Actual Tax Liability of the relevant Group Company which arose at the date of execution of the instrument when the instrument is stamped or when the instrument is first brought into the United Kingdom for the purposes of enforcing the instrument;

(g)	any payments made pursuant to this schedule will, so far as possible, be treated as an adjustment to the consideration paid by the Buyer for the Shares; and

(h)	references to paragraphs are references to paragraphs of this schedule.

2.	Covenant

2.1	The Sellers covenant jointly and severally to pay to the Buyer an amount equal to:

(a)	any Tax Liability of a Group Company arising:

(i)	in consequence of an Event which occurred or was deemed to have occurred for Tax purposes on or before Completion; or

(ii)	in respect of, or with reference to, any Income, Profits or Gains which were earned, accrued or received on or before Completion or in respect of a period ending on Completion;

(b)	any Tax Liability which is primarily the liability of another person (the "Primary Person") for which a Group Company is liable in consequence of:

(i)	the Primary Person failing to discharge such Tax Liability; and

(ii)	a Group Company at any time before Completion:

(A)	being a member of the same group of companies as the Primary Person; or

(B)	having control of, being controlled by, or being otherwise connected with, the Primary Person or being controlled by the same person as the Primary Person, for any Tax purpose; and

(c)	any Actual Tax Liability in respect of inheritance tax which:

(i)	is at Completion a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of a Group Company;

(ii)	after Completion becomes a charge on or gives rise to a power to sell, mortgage or charge any of the Shares or assets of a Group Company being an Actual Tax Liability arising as a result of the death of any person within seven years after a transfer of value (or deemed transfer of value) if a charge on or power to sell, mortgage or charge any such shares or assets could, if the death had occurred immediately before Completion and the inheritance tax payable as a result of such death had not been paid, have existed at Completion; or

(iii)	arises as a result of a transfer of value occurring on or before Completion (whether or not in conjunction with the death of any person whenever occurring) which increased or decreased the value of the estate of a Group Company;

(d)	any Tax Liability of any Group Company or any member of the Buyer’s Tax Group which arises as a result of any employment remuneration received or treated as received by, or the acquisition of securities (or an interest in securities) by, an employee or former employee of a Group Company, or by any person in connection with the employment of any such employee or former employee by a Group Company, in each case pursuant to, or in connection with, a right granted, or promise given, on or before Completion; and

(e)	any reasonable costs and expenses suffered or reasonably incurred by the Buyer and/or a Group Company in taking any successful action under the Tax Covenant, other than any costs and expenses in respect of a Reorganisation Tax Claim, or a Specific Tax Claim.

2.2	The Sellers covenant jointly and severally to pay to the Buyer an amount equal to:

(a)	any Tax Liability of a Group Company arising as a result of or in connection with the Reorganisation; and

(b)	any reasonable costs and expenses suffered or reasonably incurred by the Buyer and/or a Group Company in taking any successful action to bring a claim under this sub-paragraph 2.2..

2.3	Subject to the provision of clause 4.19 and 4.20 of this Agreement. he Sellers covenant jointly and severally to pay to the Buyer an amount equal to:

(a)	any Tax Liability of a Group Company arising as a result of or in connection with the Phoenix/Alma Matter;

(b)	any Tax Liability of a Group Company arising as a result of or in connection with the transfer pricing review being conducted by the German tax authorities at the date of this Agreement referred to on pages 12, 36 and 105 of the Tax VDD Report;

(c)	any Tax Liability of a Group Company arising as a result of or in connection with historical share options related to Interoute referred to on pages 12 and 39 of the Tax VDD Report; and

(d)	any reasonable costs and expenses suffered or reasonably incurred by the Buyer and/or a Group Company in taking any successful action under this sub-paragraph 2.3.

2.4	Each of the covenants contained in paragraphs 2.1, 2.2 and 2.3 above will be construed as giving rise to separate and independent obligations and will not be restricted by the other save that (for the avoidance of doubt) any payment by the Sellers in respect of a liability under one covenant will discharge any liability under the other to the extent of such payment and for the avoidance of doubt, the Buyer cannot recover twice in respect of the same matter giving rise to a Liability to Tax under the provisions of this Tax Covenant, and provided that costs and expenses recovered by the Buyer pursuant to either sub-paragraph 2.1(e), 2.2(b) or 2.3(d) shall not be recoverable under any other provision of this Agreement.

3.	Exclusions

3.1	The covenants at paragraphs 2.1, 2.2 and 2.3 do not apply in respect of a Tax Liability of a Group Company or any member of the Buyer’s Tax Group under paragraph 2.1(d) to the extent that:

(a)	specific provision or reserve in respect of the Tax Liability was made in the Completion Statements or such Tax Liability was otherwise taken into account as a liability (including in reducing the value of an asset) in the preparation of the Completion Statements (excluding any provision or reserve made in respect of deferred Tax);

(b)	the Tax Liability arises or is increased as a result of:

(i)	any change in Tax legislation made after Completion; or

(ii)	a change or withdrawal after Completion of any previously published practice or concession of any Taxation Authority, in each case announced and coming into force after Completion with retrospective effect;

(c)	the Tax Liability would not have arisen but for a voluntary act, transaction or omission of the Buyer or a Group Company outside the ordinary course of business after Completion and which the Buyer was aware or ought reasonably to have been aware would give rise to such Tax Liability, save where that act, transaction or omission was:

(i)	required by any legislation, regulation or other statutory requirement, whether coming into force before, on or after Completion;

(ii)	pursuant to a legally binding obligation entered into by the relevant Group Company on or before Completion;

(iii)	the presentation for stamping of any contract which was entered into prior to Completion; or

(iv)	required by the insurer in order to not vitiate the relevant policy pursuant to the terms of the Sellers’ Tax Insurance Policies, the German Tax Replacement Insurance Policy or the Alma Matter Insurance Policy; or

(v)	required to effect the Reorganisation other than any act, transaction or omission which has been requested by the Buyer pursuant to paragraph 2.10 of schedule 13;

(d)	it is in respect of stamp duty or stamp duty reserve tax payable on the transfer or agreement to transfer the Shares under this Agreement;

(e)	recovery has been made by the Buyer under the Warranties in respect of that Tax Liability;

(f)	the Tax Liability is interest and/or penalties arising solely by reason of a failure or delay on the part of the Buyer or any Group Company in paying to the relevant Taxation Authority any payment made under this Schedule or Agreement by the Sellers;

(g)	the Tax Liability results from or is increased by a change on or after Completion in the accounting reference date of a Group Company;

(h)	the Tax Liability would not have arisen but for a Group Company specifically becoming part of the Buyer’s Tax Group and, for the avoidance of doubt, this exclusion shall not apply to any Tax Liabilities which would have arisen as a result of any Group Company being sold regardless of the identity of the Buyer (or its group);

(i)	a Relief other than a Buyer’s Relief is available (at no cost to the Buyer’s group or the Group Companies) and can actually be utilised to reduce or eliminate the Tax Liability;

(j)	the Income, Profits or Gains in respect of which the Tax Liability has arisen were actually earned, accrued or received by a Group Company prior to Completion but were not reflected in the Completion Statement and should have been so reflected, and a Group Company retains the benefit of those profits in money or money's worth at Completion;

(k)	the Tax Liability has been paid or otherwise settled in full on or before Completion;

(l)	the Tax Liability would not have arisen or would have been reduced or eliminated but for the making of a claim, election, surrender or disclaimer, the giving of a notice or consent, or the doing of any other thing under the provisions of any enactment or regulation relating to Tax, in each case after Completion by a Group Company, the Buyer or any member of the Buyer’s Tax Group other than any claim, election, surrender, disclaimer, notice or consent or other thing:

(i)	which is stated in the notes to the Completion Statements as having been assumed to have been made, given or done in the preparation of the Completion Statements; or

(ii)	which is made, given or done at the prior written request of any Seller pursuant to their rights under this Agreement; or

(iii)	which the relevant Group Company was legally committed to make, to give or to do under a commitment that existed on or before Completion; or

(iv)	which is made, given or done as part of the Reorganisation, other than any claim, election, surrender, disclaimed, notice or consent or any other thing made, given or done at the request of the Buyer and for which the Buyer are responsible under paragraph 2.9 of Schedule 13;

(m)	the Tax Liability would not have arisen or would have been reduced or eliminated but for the failure or omission on the part of a Group Company or the Buyer on or after Completion to make any claim, election, surrender or disclaimer, or to give any notice or consent or to do of any other thing, the making, giving or doing of which was taken into account in the preparation of the Completion Statements where the need for the making, giving or doing of that claim, election, surrender, disclaimer, notice, consent or other thing was notified to the Buyer in writing at least twenty (20) Business Days prior to the last date upon which that claim, election, surrender, disclaimer, valid notice, consent or other thing could validly be made, given or done;

(n)	the Tax Liability would not have arisen or would have been reduced or eliminated but for a cessation of trade or a change in the nature or conduct of a trade carried on by any Group Company in either case occurring after Completion; or

(o)	the Tax Liability has been made good by insurers or otherwise compensated for without cost to the Buyer’s Tax Group or a Group Company.

4.	Limitations

The limitations in Part 1 of Schedule 6 of this agreement shall apply to claims under this Schedule to the extent expressly stated therein.

5.	OVERPROVISIONS

5.1	If, on or before the seventh anniversary of Completion the auditors for the time being of a Group Company determine (at the request and expense of the Principal Seller) that there is an Overprovision, then:

(a)	the amount of any Overprovision shall first be set off against any payment then due from the Sellers under this Tax Covenant;

(b)	if there is an excess, a refund shall be made to the Sellers of any previous payment or payments made by the Sellers under this Tax Covenant (and not previously refunded under this Tax Covenant) up to the amount of that excess; and

(c)	if the excess referred to in paragraph 5.1(b) is not exhausted, the remainder of that excess will be carried forward and set off against any future payment or payments that become due from the Sellers under this Tax Covenant.

5.2	After the relevant Group Company's auditors have made a determination under paragraph 5.1, the Principal Seller or the Buyer may, at any time before the seventh anniversary of Completion, request the auditors for the time being of the Group Company review and, if necessary and as appropriate, amend the original determination (at the expense of the party requesting the review, or where a payment becomes due under this paragraph 5.2, at the expense of the party required to make that payment) and an adjusting payment equal to the amount of any disparity between the original and revised determinations shall be made by or to the Sellers as soon as reasonably practicable.

6.	Due date for payment

6.1	The Sellers are to pay (in cleared funds) any required sum under paragraph 2:

(a)	in respect of an Actual Tax Liability on the later of:

(i)	the date five Business Days before the date on which the amount in question is payable to the relevant Taxation Authority without any interest, penalty, fine or surcharge arising in respect of it; and

(ii)	the date five Business Days following the date on which notice giving written details of the amount due is received by the Principal Seller from the Buyer;

(b)	in respect of any Tax Liability which is not an Actual Tax Liability on the date five Business Days after the date on which the Principal Seller receives written details of the amount of the liability from the Buyer, or if later:

(i)	five Business Days before the date on which the relevant Group Company is due to pay any Tax which it would not have had to pay but for the loss of an Accounts Relief (in the case of a Tax Liability referred to at paragraph 1.2(a)); or

(ii)	the date on which the relevant Group Company would have had to pay the Tax but for the utilisation or setting off of a Buyer’s Relief (in the case of a Tax Liability referred to at paragraph 1.2(b)); and

(c)	in respect of any required sum under paragraph 2 which is not a Tax Liability, on the date five Business Days following the date on which notice giving written details of the amount due is received by the Principal Seller from the Buyer.

7.	CONDUCT OF TAX CLAIMS

7.1	Subject to clause 7.2, if the Buyer, or a Group Company becomes aware of a matter which could give rise to a liability of the Sellers under this Schedule (a “Tax Claim”), the Buyer shall give or procure that notice in writing is given to the Principal Seller as soon as reasonably practicable, provided that the giving of such notice shall not be a condition precedent to the Sellers’ liability under this Schedule.

7.2	If the Sellers become aware of a Tax Claim, the Principal Seller shall notify the Buyer in writing as soon as reasonably practicable, and, on receipt of the notice, the Buyer shall be deemed to have given the Principal Seller notice of the Tax Claim in accordance with the provisions of clause 7.1.

7.3	Subject to clause 7.4, if the Principal Seller indemnifies the Buyer or the relevant Group Company to the Buyer’s reasonable satisfaction against all liabilities, costs, damages or expenses that may be incurred (including any additional Liability for Tax), other than where such Tax Covenant Claim is a claim pursuant to paragraph 2.3(a) below, in respect of which actions the Principal Seller shall not be required to indemnify the Buyer, the Buyer shall take and shall procure that the relevant Group Company shall take any action that the Principal Seller may reasonably request by notice in writing given to the Buyer to avoid, dispute, defend, resist, appeal, request a Taxation Authority review or compromise any Tax Claim.

7.4	The Buyer and the relevant Group Company shall not be obliged to appeal or procure an appeal against any assessment to Tax if the Buyer, having given the Principal Seller written notice of that assessment, does not receive written instructions to do so from the Principal Seller within ten (10) Business Days of the date of the notice to do so.

7.5	Without prejudice to the liability of the Principal Seller under the Tax Covenant, the Buyer shall not be obliged to take, or procure the taking of, any action under clause 7.3 in respect of any Tax Claim:

(a)	if the Principal Seller does not request the Buyer to take any action under clause 7.3 or the Principal Seller fails to indemnify the Buyer or the relevant Group Company to the Buyer’s reasonable satisfaction in a reasonable period of time (starting with the date of the notice given to the Sellers), considering the nature of the Tax Claim and the existence of any time limit for avoiding, disputing, defending, resisting, appealing, seeking a review or compromising that Tax Claim, and that period will not in any event exceed a period of ten Business Days; or

(b)	where the Principal Seller (or the Company or any Group Company before Completion) have engaged in fraudulent conduct or deliberate default relating to the Liability for Tax that is the subject matter of the Tax Claim; or

(c)	to the extent that the requested action involves an appeal against a determination by the Tax Chamber of the First-tier Tribunal or higher tribunal (or their equivalents in other jurisdictions) unless the Principal Seller has obtained the opinion of Tax counsel of at least 10 years' standing that the appeal has a reasonable prospect of success.

7.6	If clause 7,3 does not apply by virtue of any provision in clause 7.5, the Buyer, or the relevant Group Company shall have the absolute conduct of the conduct of the Tax Claim (without prejudice to its rights under this Tax Covenant) and shall be free to pay or settle the Tax Claim on any terms that the Buyer, or the relevant Group Company in its absolute discretion considers fit.

7.7	The Buyer shall provide and shall procure that the relevant Group Company provides to the Principal Seller and the Principal Seller’s professional advisors reasonable access to premises and personnel and to any relevant assets, documents and records in their power, possession or control to investigate the matter and enable the Sellers to take any action referred to in this Schedule 20.

7.8	Neither the Buyer nor any Group Company shall be liable to any of the Sellers for non-compliance with any of the provisions of this paragraph 7 if the Buyer or the relevant Group Company has acted in good faith in accordance with the instructions of the Principal Seller.

7.9	Where a matter gives rise to both a Tax Claim and a claim under the Sellers’ Tax Insurance Policies, the German Tax Replacement Insurance Policy or the Alma Matter Insurance Policy, nothing in this paragraph 7 shall require the Buyer or any Group Company to do anything which vitiates the Sellers’ Tax Insurance Policies, the German Tax Replacement Insurance Policy or the Alma Matter Insurance Policy or which is contrary to any instruction validly given to the Buyer or Group Company by the insurer(s) pursuant to any such policy.

7.10	The Sellers acknowledge that the Buyer and/or a Group Company may be bound by certain obligations under the Sellers’ Tax Insurance Policies, the German Tax Replacement Insurance Policy and the Alma Matter Insurance Policy in respect of conduct of the relevant matter and agrees that if conflicting actions are required by the Sellers and the insurer(s) then the Buyer or relevant Group Company is entitled to take the action required by the insurer(s).

SCHEDULE 21

Filings and rectification actions

[omitted]

SCHEDULE 22

Escrow

1.	Application of the Escrow Amount

1.1	The Escrow Amount shall be applied, in accordance with this paragraph 1.

Amounts due out of the Escrow Amount in connection with this Agreement and the InfraCo MSA

1.2	Any amount due to the Buyer in respect of an adjustment to the Consideration in respect of a claim by the Buyer under this Agreement (including for breaches of this Agreement by the Sellers and any indemnity in favour of the Buyer) or otherwise payable to the Buyer under this Agreement or (subject to paragraph 1.6 below) to a Buyer or a member of the Buyer’s Group under the InfraCo MSA shall, following its becoming due and as soon as reasonably practicable after the Buyer gives Notice to the Sellers requesting such payment, be satisfied by reducing the Escrow Amount by such amount.

1.3	The parties agree and acknowledge that the Escrow Amount shall be a non-exclusive source of recourse for the Buyer in respect of any amounts that the Buyer is entitled to request a deduction from the Escrow Amount and, accordingly, the Buyer’s rights to deduction from the Escrow Amount are in addition and without prejudice to all other remedies available to the Buyer under the Transaction Documents.

First Escrow Release Date

1.4	On the fifth (5th) Business Day after the date on which any adjustment to the Consideration required to be paid under clause 3.12 has been paid (the “First Escrow Release Date”):

(a)           if the sum of (a) the Escrow Amount as at the First Escrow Release Date less (b) the amount of all Outstanding Claims (as defined below) as at the First Escrow Release Date exceeds $37,500,000 (the difference being the “First Escrow Release Date Amount”), then:

(i)            the Escrow Amount shall be reduced to $37,500,000; and

(ii)           the First Escrow Release Date Amount shall be released to the Sellers; and

(b)	if the sum of (a) the Escrow Amount as at the First Escrow Release Date less (b) the amount of all Outstanding Claims (as defined below) as at the First Escrow Release Date is equal to or less than $37,500,000, then the Escrow Amount shall not be reduced pursuant to paragraph 1.4(a)(i) above and no amounts shall be released to the Sellers under paragraph 1.4(a)(ii) above.

1.5	For the purposes of paragraph 1.4 above, an “Outstanding Claim” means a claim by a Buyer under this Agreement or by a member of the Buyer’s Group under the InfraCo MSA for which, once determined, a Seller may be liable under this Agreement or the InfraCo MSA and which is outstanding.

Amounts due out of the Escrow Amount in connection with the InfraCo MSA

1.6          Amounts due to the Buyer or members of the Buyer’s Group in connection with the InfraCo MSA shall be paid to the Buyer or, as the Buyer may direct, to the applicable member of the Buyer’s Group out of the Escrow Amount in accordance with this paragraph 1.6 and capitalised terms used in this paragraph but not defined in this Agreement have the meanings given to them in the InfraCo MSA:

(a)	At the expiry of the first (1st) to fifth (5th) Contract Years (inclusive) (each an “MSA Escrow Allocation Date”), the following amounts shall be calculated, in each case by reference to the amounts remaining available from the Escrow Amount not subject to an Outstanding Claim (the “Available Escrow Amount”) as at the date of the applicable MSA Escrow Allocation Date (each amount so calculated being an “MSA Escrow Allocation” for the year preceding the applicable anniversary):

(i)	on the first (1st) anniversary of the Completion Date, an amount equal to the Available Escrow Amount divided by five (5) shall be calculated;

(ii)	on the second (2nd) anniversary of the Completion Date, an amount equal to the Available Escrow Amount divided by four (4) shall be calculated;

(iii)	on the third (3rd) anniversary of the Completion Date, an amount equal to the Available Escrow Amount by three (3) shall be calculated;

(iv)	on the fourth (4th) anniversary of the Completion Date, an amount equal to the Available Escrow Amount divided by two (2) shall be calculated; and

(v)	on the fifth (5th) anniversary of the Completion Date, an amount equal to the Available Escrow Amount shall be calculated.

(b)           If, as at each MSA Escrow Allocation Date, there was a Shortfall in the preceding Contract Year and the amount of such Shortfall exceeds the relevant MSA Escrow Allocation (the difference between those two amounts being the “Buyer Excess Amount), then:

(i)	an amount equal to the relevant MSA Escrow Allocation shall be deducted from the Escrow Amount; and

(ii)           the relevant Seller(s) or member(s) of the Sellers’ Group shall pay an amount equal to the Buyer Excess Amount to the Buyer in accordance with the terms of the InfraCo MSA.

(c)           If, as at each MSA Escrow Allocation Date, the amount of Eligible Revenue for the preceding Contract Year exceeds the amount of Expected Annual Fees for that Contract Year (the difference between those two amounts being the “Seller Excess Amount”), then an amount equal to the Seller Excess Amount shall be paid to the relevant Seller(s) or member(s) of the Sellers’ Group by or on behalf of the Buyer.

Final Escrow Release Date

1.7	Subject to all amounts to which the Buyer is entitled to reduction of the Escrow Amount having been released to the Buyer, the Escrow Amount shall be paid to the Sellers on the earlier of the date falling five (5) Business Days after the earlier to occur of (i) an Early Escrow Release Trigger Event and (ii) expiry of the fifth (5th) Contract Year (as defined in the InfraCo MSA (the “Final Escrow Release Date”)), unless there is any Outstanding Claim by a Buyer as at the Final Escrow Release Date. If there is any Outstanding Claim:

(a)	a sum equal to the lower of (i) the amount of the Outstanding Claim (or all such Outstanding Claims, if more than one) and (ii) the Escrow Amount shall be retained out of the Escrow Amount;

(b)	the balance (if any) of the Escrow Amount shall be released to the Sellers on the Final Escrow Release Date; and

(c)	any amount of the Escrow Amount after the Final Escrow Release Date in respect of any such Outstanding Claim(s) shall be retained by the Buyer or paid to the Sellers (or in part to the Buyer with the balance to the Sellers), as appropriate, as soon as practicable after that Outstanding Claim is finally determined.

1.8	For the purposes of paragraph 1.7 above, “Early Escrow Release Trigger Event” means the Principal Seller having demonstrated to the Buyer (to their reasonable satisfaction) at any time after the First Escrow Release Date that either:

(a)           the ratio of the Principal Seller’s Financial Indebtedness to its LTM EBITDA for two consecutive financial quarters is no more than five to one (5:1); or

(b)           the ratio of the Principal Sellers’ Financial Indebtedness to its LTM EBITDA for a single financial quarter is not more than four point five to one (4.5:1),

each ratio above being calculated on a 12-month sliding basis and by reference only to financial quarters commencing after the First Escrow Release Date. In this paragraph, “LTM EBITDA” means last twelve month net income before interest, income taxes, depreciation and amortization.

2.	Miscellaneous

2.1	Nothing in this clause limits any other rights or remedies available to the Buyer or the Sellers to recover any amount due to it in respect of an adjustment to the Consideration, in respect of a claim under this Agreement or otherwise under this Agreement or the InfraCo MSA. To the extent that the Escrow Amount is insufficient to satisfy in full any amount so due the excess shall be paid by the Buyer to the Sellers or by the Sellers to the Buyer (as the case may be).

SCHEDULE 23

SET-OFF PROVISIONS

1.	Any payments due following Completion under any Transaction Document between (i) any member of the Sellers’ Group and (ii) any member of the Buyer’s Group may be set off against each other to produce a net sum (the “Net Sum”).

2.	The Sellers and the Buyer agree that for the first twelve (12) months following Completion, they (or their duly appointed representatives for the purposes of this Schedule 23) shall calculate within fifteen (15) Business Days following the end of each calendar month the Net Sum payable at the end of such calendar month. The Sellers and the Buyer agree to procure that the Net Sum is promptly paid by either a member of the Buyer’s Group or a member of the Sellers’ Group (as applicable) and in any event within ten Business Days following the end of the relevant calendar month. The parties shall act reasonably and cooperate in good faith in determining the monthly Net Sum. The parties agree that no person shall be in breach of the terms of any Transaction Document for not paying any amount when due as a result of complying with this Schedule 23, provided that the Net Sum is paid in accordance with paragraph 2.

3.	Payment of a sum in accordance with this Schedule 23 shall constitute a payment in full of the underlying sums payable by the relevant members of the Sellers’ Group and the Buyer’s Group and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

4.	Any payments pursuant to any Transaction Document shall be effected by crediting for same day value the account specified by the relevant member of the Sellers’ Group or the Buyer’s Group (as the case may be) on behalf of the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by electronic transfer to be effected) on or before the due date for payment.

SCHEDULE 24

EARN-OUT

1.	Definitions

Unless the context otherwise requires, in this Schedule 24:

“Earn-Out Payment” means an amount equal to the amount set out in column 3 of the table in paragraph 2.2;

“Earn-Out Period” means the years set out in column 1 of the table in paragraph 2.2 commencing upon Completion;

“Earn-Out Statement” means the statement to be prepared by the Buyer in accordance with this Schedule;

“Management Plan” means the business plan prepared by Management for the Near-Net Business in respect of the five years following Completion;

“Near-Net Business” means the long-term (at least 3 year) fiber lease business generated over new metro-fiber assets connecting additional enterprise building, data centres, towers and military bases (but for the avoidance of doubt excluding any residential buildings) and including all buildings that are being connected which qualify for near-net business if they are located within 5,000 feet (e.g. 75+% of revenues which come from buildings located within 3,000) from InfraCo’s existing network as of the date of this Agreement and provided that the provisions of this schedule shall not be deemed to apply in respect of any new or future areas, jurisdictions or other areas which the Near-Net Business may expand in to following the date of this Agreement;

“Near-Net EBITDA” means the EBITDA of the Near-Net Business in the applicable Earn-Out Period (to be calculated as directly attributable revenues as recognised in the financial statements less all costs which for the avoidance of doubt will include direct costs and an allocation of appropriate costs including SG&A in a manner consistent with the presentation set forth in the Management Plan);

“Near-Net Group Company” means a Group Company in which the Near-Net Business is comprised; and

“Total Earn-Out Payment” means $130,000,000 ($ one hundred thirty million).

2.	Basis OF EARN-OUT CALCULATION

2.1          Each Earn-Out Payment shall be calculated in accordance with this Schedule.

2.2          Each Earn-Out Payment shall be subject to achieving the Near-Net EBITDA as set out in the Management Plan for the relevant Earn-Out Period (the “Near-Net EBITDA Target”).

1 Earn-Out Period	2 Near-Net EBITDA Target	4 Maximum Earn-Out Payment
Year 1	$6.2 million	$6.4 million
Year 2	$12.5 million	$13.1 million
Year 3	$21.3 million	$22.3 million
Year 4	$33.8 million	$35.3 million
Year 5	$50.7 million	$52.9 million
TOTAL	$124.5 million	$130 million

3.	Preparation of Earn-Out Statement

3.1          In respect of each Earn-Out Period, the Buyer shall deliver to the Principal Seller within 120 days following the end of the applicable Earn-Out Period a written draft Earn-Out statement for the Near-Net Business which statement shall include a draft determination of the Near-Net Business EBITDA and the Earn-Out Payment (if any) for the applicable Earn-Out Period (the “Draft Earn-Out Statement”). The Draft Earn-Out Statement shall include a reconciliation of the Near-Net EBITDA to the InfraCo EBITDA shown in the audited consolidated profit and loss account of the InfraCo Business (being the line item “operating profit”) for relevant Earn-Out Period.

3.2          Along with the Draft Earn-Out Statement, the Buyer shall deliver to the Principal Seller the following information to the extent available:

(a)           a copy of the audited annual accounts for the relevant Earn-Out Period (or, if not available, a copy of the unaudited annual accounts for the relevant Earn-Out Period); and

(b)           a statement (“Earn-Out Statement”) setting out in reasonable detail:

(i)	its calculation of the Near-Net EBITDA generated in a given Earn-Out Period; and

(ii)	its calculation of the resulting Earn-Out Payment (if any) payable in respect of the relevant Earn-Out Period; and

(c)           the Earn-Out Statement shall be accompanied by reasonably detailed supporting information and documentation.

3.3          For the avoidance of doubt, any revenue arising in connection with contracts and/or trading arrangements between the Near-Net Business and any members of the Sellers’ Group shall count towards the Near-Net EBITDA in accordance with the remaining provisions of this schedule.

4.	Determination of Earn-Out Statement

4.1          Within 20 days after delivery of the Draft Earn-Out Statement, the Principal Seller shall notify the Buyer in writing whether or not it accepts the Draft Earn-Out Statement. During such period, and any additional period after delivery of an Objection Notice until the matters referred to in such Objection Notice are finally resolved, the Buyer will provide reasonable access to all books and records relevant to the preparation of the Earn-Out Statement and the matters referred to therein and to the employees and representatives of the Buyer’s auditors to discuss and explain the Earn-Out Statement provided such access shall not be materially disruptive to the business. Any such written notice (an “Objection Notice”) indicating that the Principal Seller does not accept the Draft Earn-Out Statement shall only be valid for the purposes of this Agreement if it is in reasonable detail and specifies the adjustments that the Principal Seller believes should be made to the Draft Earn-Out Statement in order to comply with provisions of this Schedule 24.

4.2          If no Objection Notice has been given by the Principal Seller to the Buyer within the 20 day period above, or if the Principal Seller has confirmed in writing to the Buyer that it accepts the Draft Earn-Out Statement, the Draft Earn-Out Statement shall be deemed to have been accepted by the Principal Seller and shall be final and binding on all Parties (being the “Final Earn-Out Statement”).

4.3          If the Principal Seller serves an Objection Notice, the Principal Seller and the Buyer shall meet and discuss in good faith and use all reasonable endeavours to reach agreement as to the matters set out in the Objection Notice.

4.4          If the Principal Seller notifies the Buyer within 10 Business Days after receipt by the Buyer of an Objection Notice (the “Second Objection Period”) that it is satisfied with the Draft Earn-Out Statement (either as originally submitted or after any adjustments agreed by the Principal Seller and the Buyer in writing pursuant to their discussions referred to above), the Draft Earn-Out Statement (as adjusted, if applicable) shall constitute the Final Earn-Out Statement.

4.5          If, following the end of the Second Objection Period, the Principal Seller has not notified the Buyer in writing that it is satisfied with the Draft Earn-Out Statement, all matters set out in the Objection Notice that remain in dispute between the Principal Seller and the Buyer shall be referred to an independent firm of internationally recognised accountants to be agreed by the Principal Seller and the Buyer or, failing agreement to be appointed by the President of the Institute of Chartered Accountants of England and Wales (the “Independent Accountants”) for determination in accordance with the accounting principles set out in this Schedule 24. Upon determination of the relevant matters by the Independent Accountants, or if the Principal Seller and the Buyer subsequently resolve those matters before the final determination by the Independent Accountants, the Draft Earn-Out Statement (as adjusted, if applicable) shall constitute the Final Earn-Out Statement.

4.6          The Buyer and Principal Seller shall co-operate with the Independent Accountants and shall provide such assistance and access to such documents, personnel, books and records as the Independent Accountant may reasonably require for the purpose of making their determination.

4.7          The Buyer and the Principal Seller shall be entitled to make submissions to the Independent Accountants including oral submissions, and each of the Buyer or the Principal Seller (as applicable) shall, with reasonable promptness, supply the other party with all such information and access to its documentation, books and records as the other party may reasonably require in order to make a submission to the Independent Accountants in accordance with this paragraph.

4.8          To the extent not provided for in this paragraph 4, the Independent Accountants may in their reasonable discretion determine such other procedures to assist with the conduct of their determination as they consider just or appropriate including (to the extent they consider necessary) instructing professional advisers to assist in reaching their determination.

4.9          Unless otherwise agreed by the Buyer and the Principal Seller, the Independent Accountants shall be required to make their determination in writing (including the reasons for the determination) and to provide a copy to the Buyer and the Principal Seller as soon as reasonably practicable and in any event within thirty (30) Business Days of their appointment.

4.10        The Independent Accountants shall act as an expert and not as an arbitrator. Save in the event of manifest error or fraud the Independent Accountants’ determination of any matters referred in accordance with this Schedule shall be final and binding on the parties.

4.11	Each of the Buyer and the Sellers shall bear and pay its own costs incurred in connection with the Independent Accountants’ determination pursuant to this paragraph 4. The Independent Accountants’ fees and any costs or expenses incurred in making their determination (including the fees and costs of any advisers appointed by the Independent Accountants) shall be borne equally between the Buyer on the one hand and the Seller on the other hand.

5.	Payment of Earn-Out

5.1          The Earn-Out Payment (if any) for the applicable Earn-Out Period shall be payable by the Buyer to the Sellers in cash by way of a single deferred payment to a single bank account nominated by the Principal Seller no later than 60 days after the determination of the Final Determined Consideration Statement.

5.2          Each Earn-Out Payment shall be allocated between the Sellers pro rata on the same basis and in the same proportions as the Aggregate Base Purchase Price.

5.3          The Buyer undertakes to the Sellers that it will not, and it shall procure that none of the Near-Net Group Companies will, take any action intended to (or which would be reasonably likely to) frustrate the payment of, or which is primarily intended (or which would be reasonably likely to) reduce the amount of any Earn-Out Payment.

5.4          The Buyer undertakes to the Sellers that it will cause the business of each Near-Net Group Company to be conducted in accordance with sound and good business practice and on sound and sustainable commercial profit making principles.

5.5	The Buyer undertakes to the Sellers that it will not, and it shall procure that none of the Group Companies will, take any action which would reasonably be expected to materially and adversely affect the economic benefit of the Near-Net Business as compared to the InfraCo Business as a whole.

5.6	The Buyer undertakes to the Sellers that no Near-Net Group Company or other member of the Buyer’s Group will interfere with or do anything the purpose of which is, or which would be reasonably likely to, impair or adversely affect the relationship of the Group with its clients or to transfer away from the Group any of its clients or prevent the Group carrying out work for new clients;

5.7	The Buyer undertakes to the Sellers that no Near-Net Group Company will enter into a transaction on terms which artificially or materially increase the costs incurred by it or reduce the revenues received by it, or enter into any transaction which is not on a commercial basis and on arms’ length terms; and

5.8          If the Buyer sells all or substantially all of the assets of the Near-Net Business the Buyer will procure that the prospective purchaser assumes all of the obligations of the Buyer with respect to the Earn-Out Payments.

5.9          The Buyer undertakes to the Sellers during each of the Earn-out Periods, except as otherwise agreed by the Sellers, it shall not (and shall procure that no other member of the Buyer's Group shall) divert or redirect any trading, business opportunities or revenues or any customer, client or supplier away from the Near-Net Business, or establish or develop any business that competes with or is similar to the Near-Net Business.

5.10        For the avoidance of doubt nothing in this schedule shall prohibit or otherwise restrict the InfraCo Business from providing any of its services to any businesses that competes or might compete with the Near-Net Business.

SIGNATURES

Buyer

Signed for and on behalf of CUBE TELECOM EUROPE BIDCO LIMITED	) _____/s/_________________________ ) )

[Apollo – Signature page – SPA]

Sellers

Signed for and on behalf of GTT COMMUNICATIONS INC.	) _____/s/_________________________ ) )

Signed for and on behalf of GTT HOLDINGS LIMITED	) ______/s/________________________ ) )
Signed for and on behalf of GLOBAL TELECOM AND TECHNOLOGY HOLDINGS IRELAND LIMITED	) _____/s/_________________________ ) )

Signed for and on behalf of HIBERNIA NGS LIMITED	) ______/s/________________________ ) )

[Apollo – Signature page – SPA]